UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2020
Commission File Number 0-99

PETRÓLEOS MEXICANOS
(Exact name of registrant as specified in its charter)

MEXICAN PETROLEUM
(Translation of registrant's name into English)

United Mexican States
(Jurisdiction of incorporation or organization)

Avenida Marina Nacional No. 329
Colonia Verónica Anzures
11300 Ciudad de México
México
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes __ No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

Yes X No __

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __ No X

The following represents an English translation of the audited financial information presented to the Mexican Stock Exchange by Petróleos Mexicanos for the period ended December 31, 2019

Quarterly Financial Information

[105000] Management commentary

Management commentary [text block]

In addition to this document, the Company is providing a report to publish its audited financial and operational results for the fourth quarter of 2019. The Company encourages the reader to analyze this document together with the information provided in said report and annexes in addition to the transcript of its conference call announcing its quarterly results. All comparisons are made against the same period of the previous year unless otherwise specified. This call took place on February 27, 2020. Annexes, transcripts and relevant documents related to this call can be found at www.pemex.com/en/investors.

Information Summary Fourth Quarter 2019

One of the most challenging years in the recent history of Petróleos Mexicanos has concluded. Operational and financial situation was determined by negative aspects:

- Monthly crude oil production was declining at an average monthly rate of -0.65% (registered number as 2018); while E&P CAPEX decreased at an average annual real rate of 13.2%, during 2015-2018.
- Net indebtedness recorded MXN 52.4 billion pesos in 2018, facing maturities or refinancing needs of almost 25% of the total debt, during the first half of the sexennium
- Fuel theft reached 56 Mbd in 2018.
- Finally, there was a structural problem in the fiscal regime: unlike any other company, PEMEX does not pay its taxes based on generated profit, but on extracted volumes.
- As 2019 Profit Sharing Duty (DUC), the main concept of direct tax burden, had a 65% rate.

A year away, the crude oil stabilization goal has been achieved. During 2019, monthly crude oil production, though marginally, increased at an average monthly rate of 0.04%.

It is worth mentioning that after 14 consecutive years of 1P reserves declines, PEMEX manages to register 1P reserves by 7,180.75 million barrels of oil equivalent (MMboe) as of December 31st, 2019, a 170.45 MMboe increase, according to preliminary data. During 2019 E&P CAPEX increased by 13.6% in real terms.

For the first time in more than a decade, PEMEX did not use debt as a financial source to manage its financial deficit, nor finance its investment projects. Furthermore, supported by the Government, a reduction in debt balance of MXN 99.1 billion pesos was achieved.

Additionally, the largest refinancing process registered in the company's history has been carried out, reaching an amount close to USD 36 billion.

Fuel theft strongly decreased to average 5 Mbd during 2019.

Finally, Mexican Congress approved last October, the historic reform to reduce Profit-Sharing Duty (DUC). Thus, by 2020 DUC rate is 58% and by 2021 54%.

It should be noted that the effect of all these changes will be gradually observed in the financial statements of the coming quarters.

We are convinced that progress achieved throughout 2019 will be decisive for a steady and continuous improvement of the most relevant operational and financial ratios of Petroleos Mexicanos.

It is worth keeping in mind that our Business Plan established a three-year transition period. The first year was dedicated to solving structural problems and laying the foundations for a new PEMEX's operational and financial management policy. During 2020, we will consolidate these initiatives to, in 2021, reach the financial balance of the company.

The results here presented, are still determined by the inertia and recent years lags. These results were negatively affected by lower sales revenues, particularly lower crude oil exports, and the high tax burden still applicable for 2019.

Main Results	**4Q18**	**4Q19**	**Change %**
Operative (Mbd)			
Crude Oil Production	1,741	1,712	(1.6)
Crude Oil Processing	505	557	10.3
Financial (Ps. million)			
Operating Income (loss)	86,110	(145,018)	(268.4)
Net Income (loss)	(157,330)	(171,543)	(9.0)
EBITDA	102,420	2,009	(98.0)

Strategic Advances

The IFR and the LatinFinance recognize PEMEX for its financing operations carried out in 2019

Derived from its financing activities in 2019, PEMEX was recognized by prestigious international publications for its outstanding activity in the financial markets and for the strategy implemented to promote optimal management of PEMEX's financing structure.

The International Financing Review (IFR), a publication specialized on worldwide capital markets intelligence, rewarded PEMEX with the Latin America Bond of the Year for the USD 7,500 million triple–tranche bond, a transaction that showed the access to markets and helped recover investors' confidence at a crucial moment to obtain financing.

Additionally, the LatinFinance magazine, a publication specialized on economy and financial markets from Latin America and the Caribbean, granted PEMEX two awards for the following transactions:

- Quasi–sovereign bond of the year for its USD 7,500 million triple tranche transaction
- Syndicated loan of the year for its USD 8,000 million deal

PEMEX advances in its 2020 financing program

As a part of its financing program for this year, on January 21, 2020, PEMEX issued two benchmark bonds with maturity of 11 and 40 years, respectively, for a total amount of USD 5,000 million.

This transaction does not increase PEMEX's debt balance since this is a refinancing transaction of this year's maturities, thus reiterating the commitment to continue, for a second year straight, without increasing the company's debt.

It's worth mentioning this is the first time PEMEX achieves a 40–year refinancing, reflecting the wide access to financial markets, as well as the investor confidence in the operative and financial strategies of the current administration.

Disclosure of nature of business [text block]

Petróleos Mexicanos, its Productive State-owned Subsidiaries, its Affiliates, and its Subsidiary Entities (PEMEX), comprise the oil and gas Productive State-Owned Company of the United Mexican States. Petróleos Mexicanos is a Productive State-owned Company of the Federal Government of Mexico, with legal personality and equity, with technical, operational and managerial autonomy, as established on the Law of Petróleos Mexicanos.

Disclosure of management's objectives and its strategies for meeting those objectives [text block]

Petróleos Mexicanos is Mexico's oil and gas Productive State-owned Company, whose objective is to compete in an open market and maintain a leadership position in the energy sector, and to generate economic value in all of its business lines, from the exploration and extraction of hydrocarbons in Mexico and abroad, refining, industrial transformation, processing and commercialization of hydrocarbons and its derivatives.

Disclosure of entity's most significant resources, risks and relationships [text block]

When evaluating the potential acquisition of securities from PEMEX, potential investors must consider all the information included in the company's Annual Report, and specially, the risk factors hereby mentioned. These risks could significantly affect PEMEX's performance and profitability but are not the only risks the Company faces. Risks described in this document are the ones PEMEX is currently aware of and that it considers relevant.

In addition, other risks may exist or emerge in the future, and influence the price of the company's securities.

Risk Factors Related to PEMEX's Operations

Crude oil and natural gas prices are volatile and low crude oil and natural gas prices adversely affect the company's income and cash flows and the amount of hydrocarbon reserves that PEMEX has the right to extract and sell.

International crude oil and natural gas prices are subject to global supply and demand and fluctuate due to many factors beyond PEMEX's control. These factors include competition within the oil and natural gas industry, the prices and availability of alternative sources of energy, international economic trends, exchange rate fluctuations, expectations of inflation, domestic and foreign laws and government regulations, political and other events in major oil and natural gas producing and consuming nations and actions taken by oil exporting countries, trading activity in oil and natural gas and transactions in derivative financial instruments (which PEMEX refers to as DFIs) related to oil and gas.

When international crude oil, petroleum product and/or natural gas prices are low, PEMEX generally earns less revenue and, therefore, generate lower cash flows and earn less income before taxes and duties because its costs remain roughly constant. Conversely, when crude oil, petroleum product and natural gas prices are high, PEMEX earns more revenue and its income before taxes and duties increases. Crude oil export prices, which had generally traded above U.S. $75.00 per barrel since October 2009 and traded above U.S. $100.00 per barrel as of July 30, 2014, began to fall in August 2014. After a gradual decline that resulted in per barrel prices falling to U.S. $91.16 at September 30, 2014, this decline sharply accelerated in October 2014 and prices fell to U.S. $53.27 per barrel at the end of 2014. The weighted average Mexican crude oil export price fell further in subsequent years, down to U.S. $26.54 per barrel by the end of December 2015 and to U.S. $18.90 per barrel on January 20, 2016, the lowest in twelve years, before rebounding to U.S. $46.53 per barrel on December 28, 2016. In 2017, crude oil export prices began to stabilize and during 2017 the weighted average Mexican crude oil export price was approximately U.S. $46.73 per barrel. As of December 31, 2018, the weighted average Mexican crude oil price was U.S. $61.34 per barrel. As of December 31, 2019, the weighted average Mexican crude oil price was U.S. $55.60 per barrel. Any future decline in international crude oil and natural gas prices will have a similar negative impact on its results of operations and financial condition. These fluctuations may also affect estimates of the amount of Mexico's hydrocarbon reserves that PEMEX has the right to extract and sell, which could affect its future production levels.

PEMEX has a substantial amount of indebtedness and other liabilities and is exposed to liquidity constraints, which could make it difficult for the company to obtain financing on favorable terms and could adversely affect its financial condition, results of operations and ability to repay its debt and, ultimately, its ability to operate as a going concern.

PEMEX has a substantial amount of debt, which it has incurred primarily to finance the capital expenditures needed to carry out its capital investment projects. Due to its heavy tax burden, its cash flow from operations in recent years has not been sufficient to fund its capital expenditures and other expenses and, accordingly, PEMEX's debt has significantly increased and its working capital has decreased. The sharp decline in oil prices that began in late 2014 has had a negative impact on its ability to generate positive cash flows, which, together with its continued heavy tax burden and increased competition from the private sector, has further exacerbated its ability to fund its capital expenditures and other expenses from cash flow from operations. Therefore, in order to develop its hydrocarbon reserves and amortize scheduled debt maturities, PEMEX will need to raise financing from a broad range of funding sources.

As of December 31, 2019, PEMEX's total debt, including accrued interest, amounted to approximately Ps. 1,983.1 billion, in nominal terms, which represents a 4.8% decrease as compared to its total indebtedness, including accrued interest, of approximately Ps. 2,082.3 billion as of December 31, 2018. As of December 31, 2019, 24.3% of its existing debt, or U.S. $25.5 billion, is scheduled to mature in the next three years. As of December 31, 2019, PEMEX had a negative working capital of Ps. 193.3 billion (U.S. $10.3 billion). Its level of debt may increase further in the short or medium term as a result of new financing activities or depreciation of the peso as compared to the U.S. dollar, and may have an adverse effect on its financial condition, results of operations and liquidity position. To service its debt, PEMEX has relied and may continue to rely on a combination of cash flows provided by its operations, drawdowns under its available credit facilities and the incurrence of additional indebtedness, including the refinancing of its existing indebtedness.

Certain rating agencies have expressed concerns regarding: (1) its heavy tax burden, (2) the total amount of its debt; (3) the significant increase in its indebtedness over the last several years; (4) its negative free cash flow during 2016, primarily resulting from its significant capital investment projects and the low price of oil; (5) the natural decline of certain of its oil fields and lower quality of crude oil; (6) its substantial unfunded reserve for retirement pensions and seniority premiums, which was equal to Ps. 1,456.8 billion (U.S. $77.3 billion) as of December 31, 2019; and (7) the resilience of its operating expenses notwithstanding the sharp decline in oil prices that began in late 2014.

On April 9, 2018, Moody's Investors Service met with PEMEX for the annual revision of the company's credit rating. On April 12, 2018, Moody's affirmed PEMEX's long-term local and global scale ratings as Aa3.mx and Baa3, respectively, and change the credit outlook from negative to stable. On May 3, 2018, Fitch Ratings met with PEMEX to hold the annual revision of its credit ratings; on August 2, 2018, Fitch affirmed PEMEX's credit rating of "BBB+" in both global local and global foreign currency and its outlook as stable, in line with the change in Mexico's sovereign credit rating. On October 19, 2018, Fitch affirmed PEMEX's credit rating and modified its international credit outlook to negative from stable, due to uncertainty regarding the company's future strategy and weak credit metrics on an individual credit profile base. On August 31, 2018, Standard and Poor's affirmed PEMEX's foreign currency long-term rating in BBB+, local currency in A-, national scale in mxAAA/mxA-1 and modified its individual credit profile from bb to bb-. On January 29, 2019, credit rating agency Fitch Ratings (Fitch) modified PEMEX's long-term foreign currency to 'BBB-' from 'BBB+' and long-term national scale to 'AA(mex)' from 'AAA(mex)', with negative outlook. Fitch informed that ratings are based on the deterioration of PEMEX's individual credit profile and underinvestment in exploration and production activities. On March 4, 2019, Standard and Poor's announced the revision of the outlook for our credit ratings from stable to negative and affirmed our global foreign currency credit rating as BBB+ and our global local currency rating as A-. On June 6, 2019, Moody's Investors Service announced the revision of its outlook for our global local currency credit rating from stable to negative and affirmed our global foreign currency rating as Baa3 and our global local currency credit rating as Aa3. On June 6, 2019, Fitch Ratings lowered our credit rating from BBB- to BB+ (one step below investment grade) in both global local and global foreign currency and affirmed the outlook for our credit ratings as negative.

Any lowering of PEMEX's credit ratings may have adverse consequences on its ability to access the financial markets and/or its cost of financing. If PEMEX were unable to obtain financing on favorable terms, this could hamper its ability to obtain further financing, invest in projects financed through debt and meet its principal and interest payment obligations with its creditors. As a result, PEMEX may be exposed to liquidity constraints and may not be able to service its debt or make the capital expenditures required to maintain its current production levels and to maintain, and increase, the proved hydrocarbon reserves assigned to it by the Mexican Government, which may adversely affect its financial condition and results of operations.

If such constraints occur at a time when its cash flow from operations is less than the resources necessary to meet its debt service obligations, in order to provide additional liquidity to its operations, PEMEX could be forced to further reduce its planned capital expenditures, implement further austerity measures and/or sell additional non-strategic assets in order to raise funds. A reduction in its capital expenditure program could adversely affect its financial condition and results of operations. Additionally, such measures may not be sufficient to permit us to meet its obligations.

PEMEX's condensed consolidated audited financial statements have been prepared under the assumption that it will continue as a going concern. However, its independent auditors have stated in their most recent report that there is material uncertainty that may cast significant doubt on its ability to continue operating as a going concern. Its consolidated financial statements do not include any adjustments that might result from the outcome of that uncertainty. Actions PEMEX is taking to improve its financial condition are described in detail in Note 2 to the financial statements.

PEMEX is an integrated oil and gas company and is exposed to production, equipment and transportation risks, blockades to its facilities, criminal acts and deliberate acts of terror that could adversely affect its business, results of operations and financial condition.

PEMEX is subject to several risks that are common among oil and gas companies. These risks include production risks (fluctuations in production due to operational hazards, natural disasters or weather, accidents, etc.), equipment risks (relating to the adequacy and condition of its facilities and equipment) and transportation risks (relating to the condition and vulnerability of pipelines and other modes of transportation). More specifically, its business is subject to the risks of explosions in pipelines, refineries, plants, drilling wells and other facilities, oil spills, hurricanes in the Gulf of Mexico and other natural or geological disasters and accidents, fires and mechanical failures. Criminal attempts to divert the company's crude oil, natural gas or refined products from its pipeline network and facilities for illegal sale have resulted in explosions, property and environmental damage, injuries and loss of life.

PEMEX's operations depend on its information technology systems and therefore cybersecurity plays a key role in protecting its operations. Cyber-threats and cyber-attacks are becoming increasingly sophisticated, coordinated and costly, and could be targeted at its operations. Although PEMEX has established an information security program that helps it to prevent, detect and correct vulnerabilities, on November 10, 2019, PEMEX suffered a ransomware cyber-attack, which exclusively affected some applications of the Microsoft Windows platform of Petróleos Mexicanos and its subsidiary production companies. This cyber-attack did not affect the operating systems where the production, commercial and logistics systems of the company are located, so the operational continuity was not affected.

In accordance with the established protocols, PEMEX has taken measures to contain the cyber-attack and preserve the company's information, and has begun to recover the systems and data backups that may have been compromised; simultaneously, PEMEX is carrying out an investigation process to identify the nature and origin of the cyber-attack, as well as the possible quantitative and qualitative effects resulting from it.

PEMEX's facilities are also subject to the risk of sabotage, terrorism and blockades. For example, in early 2017 the company experienced widespread demonstrations, including blockades, as a result of the Mexican Government's increase in fuel prices during 2017, which prevented it from accessing certain of its supply terminals and caused gasoline shortages at several retail service stations in Mexico. The occurrence of these incidents related to the production, processing and transportation of oil and gas products could result in personal injuries, loss of life, environmental damage from the subsequent containment, clean-up and repair expenses, equipment damage and damage to the company's facilities, which in turn could adversely affect its business, results of operations and financial condition.

The company purchases comprehensive insurance policies covering most of these risks; however, these policies may not cover all liabilities, and insurance may not be available for some of the consequential risks. There can be no assurance that significant incidents will not occur in the future, that insurance will adequately cover the entire scope or extent of its losses or that PEMEX will not be held responsible for such incidents. The occurrence of a significant incident or unforeseen liability for which it is not fully insured or for which insurance recovery is significantly delayed could have a material adverse effect on its results of operations and financial condition.

Developments in the oil and gas industry and other factors may result in substantial write-downs of the carrying amount of certain of its assets, which could adversely affect its operating results and financial condition.

PEMEX evaluates on an annual basis, or more frequently where the circumstances require, the carrying amount of its assets for possible impairment. Its impairment tests are performed by a comparison of the carrying amount of an individual asset or a cash-generating unit with its recoverable amount. Whenever the recoverable amount of an individual asset or cash-generating unit is less than its carrying amount, an impairment loss is recognized to reduce the carrying amount to the recoverable amount.

Changes in the economic, regulatory, business or political environment in Mexico or other markets where PEMEX operates, such as the liberalization of fuel prices pursuant to the Energy Reform and the significant decline in international crude oil and gas

prices in recent years, among other factors, may result in the recognition of impairment charges in certain of its assets. Due to the decline in oil prices, it has performed impairment tests of its non-financial assets (other than inventories and deferred taxes) at the end of each quarter. As of December 31, 2015 and 2016, PEMEX recognized an impairment charge of Ps. 477,945 million and a net reversal of impairment in the amount of Ps. 331,314 million, respectively. As of December 31, 2017, it recognized an impairment charge of Ps. 151,444 million. As of December 31, 2018, it recognized a Ps. 21,419 million reversal of impairment. As of December 31, 2019, PEMEX recognized an impairment of Ps. 97,082 million. Future developments in the economic environment, in the oil and gas industry and other factors could result in further substantial impairment charges, adversely affecting its operating results and financial condition.

Increased competition in the energy sector due to the current legal framework in Mexico could adversely affect PEMEX's business and financial performance.

The Constitución Política de los Estados Unidos Mexicanos (Political Constitution of the United Mexican States or the "Mexican Constitution") and the Ley de Hidrocarburos (Hydrocarbons Law) allows other oil and gas companies, in addition to PEMEX, to carry out certain activities related to the energy sector in Mexico, including exploration and production activities, and the import and sale of gasoline. As a result, PEMEX faces competition for the right to explore and develop new oil and gas reserves in Mexico. It will also likely face competition in connection with certain refining, transportation and processing activities. In addition, increased competition could make it difficult for PEMEX to hire and retain skilled personnel. While it has not yet experienced significant adverse effects from increased competition, it expects competition to increase further and there can be no assurances that it will not experience such adverse effects in the future. If the company is unable to compete successfully with other oil and gas companies in the energy sector in Mexico, its results of operations and financial condition may be adversely affected.

PEMEX is increasingly participating in strategic alliances, joint ventures and other joint arrangements. These arrangements may not perform as expected, which could harm PEMEX's reputation and have an adverse effect on its business, results of operations and financial condition.

In response to the Energy Reform, PEMEX has entered into and may in the future enter into strategic alliances, joint ventures and other joint arrangements. These arrangements are intended to reduce risks in exploration and production, refining, transportation and processing activities. Its partners in such arrangements may, as a result of financial or other difficulties, be unable or unwilling to fulfill their financial or other obligations under PEMEX's agreements, threatening the viability of the relevant project. In addition, its partners may have inconsistent or opposing economic or business interests and take action contrary to its policies or objectives, which could be to their overall detriment. If its strategic alliances, joint ventures and other joint arrangements do not perform as expected, PEMEX's reputation may be harmed and its business, financial condition and results of operations could be adversely affected.

PEMEX is subject to Mexican and international anti-corruption, anti-bribery and anti-money laundering laws. Its failure to comply with these laws could result in penalties, which could harm the company's reputation and have an adverse effect on its business, results of operations and financial condition.

PEMEX is subject to Mexican and international anti-corruption, anti-bribery and anti-money laundering laws. Although it maintains policies and processes intended to comply with these laws, including the review of its internal control over financial reporting, it is subject to the risk that its employees, contractors or any person doing business with the company may engage in fraudulent activity, corruption or bribery, circumvent or override its internal controls and procedures or misappropriate or manipulate its assets for their personal or business advantage to its detriment. PEMEX has in place a number of systems for identifying, monitoring and mitigating these risks, but its systems may not be effective, and it cannot ensure that these compliance policies and processes will prevent intentional, reckless or negligent acts committed by its officers or employees. Any failure – real or perceived – by its officers or employees to comply with applicable governance or regulatory obligations could harm its

reputation, limit its ability to obtain financing and otherwise have a material adverse effect on its business, financial condition and results of operations.

If it fails to comply with any applicable anti-corruption, anti-bribery or anti-money laundering laws, PEMEX and its officers and employees may be subject to criminal, administrative or civil penalties and other measures, which could have material adverse effects on its reputation, business, financial condition and results of operations. Any investigation of potential violations of anti-corruption, anti-bribery or anti-money laundering laws by governmental authorities in Mexico or other jurisdictions could result in an inability to prepare its consolidated financial statements in a timely manner and could adversely impact its reputation, ability to access financial markets and ability to obtain contracts, assignments, permits and other government authorizations necessary to participate in its industry, which, in turn, could have adverse effects on its business, results of operations and financial condition.

PEMEX's compliance with environmental regulations in Mexico could result in material adverse effects on its results of operations.

A wide range of general and industry specific Mexican federal and state environmental laws and regulations apply to the company's operations; these laws and regulations are often difficult and costly to comply with and carry substantial penalties for non-compliance. This regulatory burden increases the company's costs because it requires PEMEX to make significant capital expenditures and limits the company's ability to extract hydrocarbons, resulting in lower revenues. Growing international concern over greenhouse gas emissions and climate change could result in new laws and regulations that could adversely affect PEMEX's results of operations and financial condition. International agreements, including the recent Paris Agreement approved by the Mexican Government, contemplate coordinated efforts to combat climate change. The company may become subject to market changes, including carbon taxes, efficiency standards, cap-and-trade and emission allowances and credits. These measures could increase PEMEX's operating and maintenance costs, increase the price of its hydrocarbon products and possibly shift consumer demand to lower-carbon sources.

Risk Factors Related to Mexico

Economic conditions and government policies in Mexico and elsewhere may have a material impact on PEMEX's operations.

Deterioration in Mexico's economic condition, social instability, political unrest or other adverse social developments in Mexico could adversely affect PEMEX's business and financial condition. Those events could also lead to increased volatility in the foreign exchange and financial markets, thereby affecting the company's ability to obtain new financing and service its debt. Additionally, the Mexican Government announced budget cuts in November 2015, February 2016 and September 2016, in response to the recent decline in international crude oil prices, and it may cut spending in the future. Any new budget cuts could adversely affect the Mexican economy and, consequently, PEMEX's business, financial condition, operating results and prospects.

In the past, Mexico has experienced several periods of slow or negative economic growth, high inflation, high interest rates, currency devaluation (especially regarding the Mexican peso – U.S. dollar exchange rate) and other economic problems. These problems may worsen or reemerge, as applicable, in the future and could adversely affect PEMEX's business and ability to service its debt. A worsening of international financial or economic conditions, such as a slowdown in growth or recessionary conditions in Mexico's trading partners, including the United States, or the emergence of a new financial crisis, could have adverse effects on the Mexican economy, PEMEX's financial condition and the company's ability to service its debt.

Changes in Mexico's exchange control laws may hamper PEMEX's ability to service its foreign currency debt.

The Mexican Government does not currently restrict the ability of Mexican companies or individuals to convert pesos into other currencies. However, PEMEX cannot provide assurances that the Mexican Government will maintain its current policies with regard to the peso. In the future, the Mexican Government could impose a restrictive exchange control policy, as it has done in the past. Mexican Government policies preventing PEMEX from exchanging pesos into U.S. dollars could hamper the company's ability

to service its foreign currency obligations, including PEMEX's debt, the majority of which is denominated in currencies other than pesos.

Mexico has experienced a period of increasing criminal activity, which could affect PEMEX's operations.

In recent years, Mexico has experienced a period of increasing criminal activity, primarily due to the activities of drug cartels and related criminal organizations. In addition, the development of the illicit market in fuels in Mexico has led to increases in theft and illegal trade in the fuels that PEMEX produces. In response, the Mexican Government has implemented various security measures and has strengthened its military and police forces, and PEMEX has also established various strategic measures aimed at decreasing incidents of theft and other criminal activity directed at PEMEX's facilities and products. Despite these efforts, criminal activity continues to exist in Mexico, some of which may target PEMEX's facilities and products. These activities, their possible escalation and the violence associated with them, in an extreme case, may have a negative impact on PEMEX's financial condition and results of operations.

Economic and political developments in Mexico and the United States may adversely affect Mexican economic policy and, in turn, PEMEX's operations.

Political events in Mexico may significantly affect Mexican economic policy and, consequently, PEMEX's operations. On July 1, 2018, presidential and federal congressional elections were held in Mexico. Andrés Manuel López Obrador, member of the National Regeneration Movement (Movimiento de Regeneración Nacional, Morena), was the winner of the presidential election, according to results issued by the National Electoral Institute (Instituto Nacional Electoral, INE), and took office on December 1, 2018 and until September 2024, in substitution of Enrique Peña Nieto, of the Institutional Revolutionary Party (Partido Revolucionario Institucional, PRI). The Federal Government and the Congress of the Union could revise the legal framework that regulates the energy sector in Mexico. PEMEX cannot provide any assurances that political developments in Mexico will not have an adverse effect on the Mexican economy or oil and gas industry and, in turn, PEMEX's business, results of operations and financial condition, including its ability to repay its debt.

Economic conditions in Mexico are highly correlated with economic conditions in the United States due to physical proximity and the high degree of economic activity between the two countries generally, including the trade facilitated by the North American Free Trade Agreement ("NAFTA"). As a result, political developments in the United States, including changes in the administration and governmental policies, can have an impact on the exchange rate between the U.S. dollar and the Mexican peso, economic conditions in Mexico and the global capital markets.

Since 2003, exports of petrochemical products from Mexico to the United States have enjoyed a zero-tariff rate under NAFTA and, subject to limited exceptions, exports of crude oil and petroleum products have also been free or exempt from tariffs. During 2018, PEMEX's export sales to the United States amounted to Ps. 434.8 billion, representing 25.9% of total sales and 62.8% of export sales for the year. In August 2017, Mexico, the United States and Canada commenced renegotiation of NAFTA. In December 2019, the Mexican Senate ratified the amendments to the Trade Agreement between Mexico, the United States and Canada (T-MEC). In January 2020, the United States signed the T-MEC. In March 2020, Canada ratified the T-MEC. Any increase in import tariffs could make it economically unsustainable for U.S. companies to import PEMEX's petrochemicals, crude oil and petroleum products if they cannot transfer those additional costs to consumers, which would increase PEMEX's expenditures and decrease its revenues, even if domestic and international prices of PEMEX's products remain constant. Higher tariffs on the products that PEMEX exports to the United States could also imply the need to renegotiate PEMEX's contracts or lose some business, which could have a material adverse effect on its business and operating results.

Because the Mexican economy is heavily influenced by the U.S. economy, the re-negotiation, or even termination, of NAFTA and/or other U.S. government policies that may be adopted by the U.S. administration may adversely affect economic conditions in Mexico. These developments could in turn have an adverse effect on PEMEX's financial condition, results of operations and ability to repay its debt.

Risk Factors Related to PEMEX's Relationship with the Mexican Government

The Mexican Government controls PEMEX and it could limit the company's ability to satisfy its external debt obligations or could reorganize or transfer PEMEX or PEMEX's assets.

PEMEX is controlled by the Mexican Government and its annual budget may be adjusted by the Mexican Government in certain respects. Pursuant to the Petróleos Mexicanos Law, Petróleos Mexicanos was transformed from a decentralized public entity to a productive state-owned company on October 7, 2014. The Petróleos Mexicanos Law establishes a special regime governing, among other things, PEMEX's budget, debt levels, administrative liabilities, acquisitions, leases, services and public works. This special regime provides Petróleos Mexicanos with additional technical and managerial autonomy and, subject to certain restrictions, with additional autonomy with respect to PEMEX's budget. Notwithstanding this increased autonomy, the Mexican Government still controls the company and has the power to adjust PEMEX's financial balance goal, which represents its targeted net cash flow for the fiscal year based on the company's projected revenues and expenses, and its annual wage and salary expenditures, subject to the approval of the Cámara de Diputados (Chamber of Deputies).

The adjustments to PEMEX's annual budget mentioned above may compromise its ability to develop the reserves assigned to PEMEX by the Mexican Government and to successfully compete with other oil and gas companies that enter the Mexican energy sector. In addition, the Mexican Government's control over PEMEX could adversely affect the company's ability to make payments under any securities issued by Petróleos Mexicanos. Although Petróleos Mexicanos is wholly owned by the Mexican Government, its financing obligations do not constitute obligations of and are not guaranteed by the Mexican Government.

The Mexican Government's agreements with international creditors may affect PEMEX's external debt obligations. In certain past debt restructurings of the Mexican Government, Petróleos Mexicanos' external indebtedness was treated on the same terms as the debt of the Mexican Government and other public-sector entities, and it may be treated on similar terms in any future debt restructuring. In addition, Mexico has entered into agreements with official bilateral creditors to reschedule public-sector external debt. Mexico has not requested restructuring of bonds or debt owed to multilateral agencies.

The Mexican Government has the power, if the Mexican Constitution and federal law were further amended, to further reorganize PEMEX's corporate structure, including a transfer of all or a portion of PEMEX's assets to an entity not controlled, directly or indirectly, by the Mexican Government.

PEMEX pays significant special taxes and duties to the Mexican Government, which may limit its capacity to expand its investment program or negatively impact its financial condition generally.

PEMEX is required to make significant payments to the Mexican Government, including in the form of taxes and duties, which may limit PEMEX's ability to make capital investments. During the fourth quarter of 2019, approximately 24.5% of the company's sales revenues were used for payments to the Mexican Government in the form of taxes and duties, which constituted a substantial portion of the Mexican Government's revenues.

The Secondary Legislation includes changes to the fiscal regime applicable to PEMEX, particularly with respect to the exploration and extraction activities that it carries out in Mexico. As of 2016, PEMEX has the obligation, subject to the conditions set forth in the Petróleos Mexicanos Law, to pay a state dividend to the Mexican government. PEMEX was not required to pay a state dividend in 2016, 2017, and 2018, and will not be required to do so in 2019. Although the changes to the fiscal regime applicable to PEMEX is designed in part to reduce the Mexican Government's reliance on payments made by the company, PEMEX cannot provide assurances that it will not be required to continue to pay a large proportion of its sales revenue to the Mexican Government. In addition, the Mexican Government may change the applicable rules in the future.

The Mexican Government has historically imposed price controls in the domestic market on PEMEX's products.

The Mexican Government has from time to time, imposed price controls on the sales of natural gas, liquefied petroleum gas, gasoline, diesel, gas oil intended for domestic use, fuel oil and other products. As a result of these price controls, PEMEX has not been able to pass on all of the increases in the prices of its product purchases to PEMEX's customers in the domestic market when the peso depreciates in relation to the U.S. dollar. A depreciation of the peso increases PEMEX's cost of imported oil and oil products, without a corresponding increase in PEMEX's revenues unless the company is able to increase the price at which it sells products in Mexico.

In accordance with the Ley de Ingresos de la Federación para el Ejercicio Fiscal de 2017 and 2018 (2017 Federal Revenue Law), during 2017 the Mexican Government gradually removed price controls on gasoline and diesel as part of the liberalization of fuel prices in Mexico. As of the date of this document, sales prices of gasoline and diesel have been fully liberalized and are determined by the free market. However, PEMEX does not control the Mexican Government's domestic policies and the Mexican Government could impose additional price controls on the domestic market in the future. The imposition of such price controls would adversely affect PEMEX's results of operations.

The Mexican nation, not PEMEX, owns the hydrocarbon reserves located in Mexico and PEMEX's right to continue to extract these reserves is subject to the approval of the Ministry of Energy.

The Mexican Constitution provides that the Mexican nation, not PEMEX, owns all petroleum and other hydrocarbon reserves located in Mexico.

Article 27 of the Mexican Constitution provides that the Mexican Government will carry out exploration and production activities through agreements with third parties and through assignments to and agreements with us. The Secondary Legislation allows PEMEX and other oil and gas companies to explore and extract the petroleum and other hydrocarbon reserves located in Mexico, subject to assignment of rights by the Ministry of Energy and entry into agreements pursuant to a competitive bidding process.

Access to crude oil and natural gas reserves is essential to an oil and gas company's sustained production and generation of income, and PEMEX's ability to generate income would be materially and adversely affected if the Mexican Government were to restrict or prevent the company from exploring or extracting any of the crude oil and natural gas reserves that it has assigned to PEMEX or if it were unable to compete effectively with other oil and gas companies in future bidding rounds for additional exploration and production rights in Mexico. Reductions in PEMEX's income, adjustments to its capital expenditures budget and its inability to obtain financing may limit PEMEX's ability to make capital investments.

Information on Mexico's hydrocarbon reserves is based on estimates, which are uncertain and subject to revisions.

The information on oil, gas and other reserves is based on estimates. Reserves valuation is a subjective process of estimating underground accumulations of crude oil and natural gas that cannot be measured in an exact manner; the accuracy of any reserves estimate depends on the quality and reliability of available data, engineering and geological interpretation and subjective judgment. Additionally, estimates may be revised based on subsequent results of drilling, testing and production. These estimates are also subject to certain adjustments based on changes in variables, including crude oil prices. Therefore, proved reserves estimates may differ materially from the ultimately recoverable quantities of crude oil and natural gas. Downward revisions in PEMEX's reserve estimates could lead to lower future production, which could have an adverse effect on the company's results of operations and financial condition. PEMEX revises annually its estimates of hydrocarbon reserves that it is entitled to extract and sell, which may result in material revisions to these estimates. PEMEX's ability to maintain its long-term growth objectives for oil production depends on the company's ability to successfully develop its reserves, and failure to do so could prevent it from achieving its long-term goals for growth in production.

The Comisión Nacional de Hidrocarburos (National Hydrocarbons Commission, or CNH) has the authority to review and approve PEMEX's estimated hydrocarbon reserves estimates and may require us to make adjustments to these estimates. A request to

adjust these reserves estimates could result in its inability to prepare its consolidated financial statements in a timely manner. This could adversely impact its ability to access financial markets, obtain contracts, assignments, permits and other government authorizations necessary to participate in the crude oil and natural gas industry, which, in turn, could have an adverse effect on its business, results of operations and financial condition.

PEMEX must make significant capital expenditures to maintain its current production levels, and to maintain, as well as increase, the proved hydrocarbon reserves assigned to the company by the Mexican Government. Reductions in PEMEX's income, adjustments to its capital expenditures budget and its inability to obtain financing may limit its ability to make capital investments.

Because the company's ability to maintain, as well as increase, its oil production levels is highly dependent upon the company's ability to successfully develop existing hydrocarbon reserves and, in the long term, upon its ability to obtain the right to develop additional reserves, PEMEX continually invests capital to enhance its hydrocarbon recovery ratio and improve the reliability and productivity of its infrastructure.

Our total proved developed and undeveloped reserves of crude oil, condensates and liquefiable hydrocarbons recoverable from field processing plants increased by 3.0% in 2019, from 5,786.0 million barrels in 2018 to 5,960.6 million barrels in 2019. This increase was due to discoveries, developments, delineations and revisions of our proved reserves, in particular the development of the Ayatsil and Balam fields and the discovery of the Koban, Quesqui and Vinik gas and condensate fields. Our proved developed reserves of crude oil, condensates and liquefiable hydrocarbons recoverable from processing plants decreased by 0.1% in 2019, from 3,587.6 million barrels in 2018 to 3,585.0 million barrels in 2019. The amount of our proved reserves of crude oil, condensate and liquefiable hydrocarbon reserves added in 2019 was sufficient to offset the level of production in 2019, which amounted to 687.6 million barrels of crude oil, condensates and liquefiable hydrocarbons.

Our total proved developed and undeveloped dry gas reserves decreased by 0.3% in 2019, from 6,370 billion cubic feet at December 31, 2018 to 6,351.7 billion cubic feet at December 31, 2019. Our proved developed dry gas reserves increased by 6.8% in 2019, from 3,380 billion cubic feet at December 31, 2018 to 3,608.5 billion cubic feet at December 31, 2019. This increase was principally due to an increase in proved developed dry gas reserves of the Poza Rica and Burgos fields. The amount of dry gas reserves added in 2019 was insufficient to offset the level of production in 2019, which amounted to 870.4 billion cubic feet of dry gas. Our proved undeveloped dry gas reserves decreased by 8.3% in 2019, from 2,990.0 billion cubic feet at December 31, 2018 to 2,743.1 billion cubic feet at December 31, 2019. This decrease was primarily due to certain reserves of the Poza Rica and Burgos fields that were previously classified as undeveloped reserves being reclassified as proved developed reserves.

During 2019, our exploratory activity in the shallow waters of the Gulf of Mexico and onshore regions resulted in the discovery of six new fields: two onshore fields (the Quesqui and Vinik gas and condensate fields) and four offshore fields (the Koban gas and condensate field and the Itta, Tema and Tlamatini crude oil fields). In addition, extension activities in our Teca and Nobilis fields led to the incorporation of additional proved reserves. Together, these extensions and discoveries led to the incorporation of approximately 115.6 million barrels of oil equivalent. In 2019, our proved reserves increased by 1,026.5 million barrels of oil equivalent due to reclassifications, development, revisions and discoveries.

Our reserve-replacement ratio, or RRR, for a given period is calculated by dividing the sum of proved reserves additions due to discoveries, developments, delineations and revisions by that period's total production. During 2019, we obtained 1,026.5 million barrels of oil equivalent of proved reserves, which represents an RRR of 120.1%, as compared to our RRR of 34.7% in 2018. We expect continued improvements in our RRR in subsequent years.

Our reserves production ratio, which is presented in terms of years, is calculated by dividing the estimated remaining reserves at the end of the relevant year by the total production of hydrocarbons for that year. As of December 31, 2019, this ratio was 8.4 years for proved reserves.

Pursuant to the Energy Reform in Mexico, the Mexican Government outlined a process, commonly referred to as Round Zero, for the determination of PEMEX's initial allocation of rights to continue to carry out exploration and production activities in Mexico. On August 13, 2014, the Ministry of Energy granted PEMEX the right to continue to explore and develop areas that together contain 95.9% of Mexico's estimated proved reserves of crude oil and natural gas. The development of the reserves that were assigned to PEMEX pursuant to Round Zero, particularly the reserves in the deep waters of the Gulf of Mexico and in shale oil and gas fields in the Burgos basin, will demand significant capital investments and will pose significant operational challenges. PEMEX's right to develop the reserves assigned to it through Round Zero is conditioned on the company's ability to develop such reserves in accordance with its development plans, which were based on its technical, financial and operational capabilities at the time. The company cannot provide assurances that it will have or will be able to obtain, in the time frame that it expects, sufficient resources or the technical capacity necessary to explore and extract the reserves that the Mexican Government assigned to it as part of Round Zero, or that it may grant to PEMEX in the future. The company has reduced its capital expenditures in prior years in response to declining oil prices, and unless it is able to increase its capital expenditures, it may not be able to develop the reserves assigned to it in accordance with its development plans. PEMEX would lose the right to continue to extract these reserves if it fails to develop them in accordance with its development plans, which could adversely affect its operating results and financial condition. In addition, increased competition in the oil and gas sector in Mexico may increase the costs of obtaining additional acreage in bidding rounds for the rights to new reserves.

PEMEX's ability to make capital expenditures is limited by the substantial taxes and duties that it pays to the Mexican Government, the ability of the Mexican Government to adjust certain aspects of the company's annual budget, cyclical decreases in its revenues primarily related to lower oil prices and any constraints on its liquidity. The availability of financing may limit the company's ability to make capital investments that are necessary to maintain current production levels and increase the proved hydrocarbon reserves that it is entitled to extract.

The Energy Reform has provided PEMEX with opportunities to enter into strategic alliances and partnerships, which may reduce its capital commitments and allow it to participate in projects for which the company is more competitive. PEMEX has since entered into, and continue to enter into, strategic alliances, joint ventures and other joint arrangements with third parties in order to develop its reserves. If the company is unable to find partners for such joint arrangements, or if its partners were to significantly default on their obligations to PEMEX, it may be unable to maintain production levels or extract from its reserves. Moreover, PEMEX cannot assure that these strategic alliances, joint ventures and other joint arrangements will be successful or reduce its capital commitments.

Risk factors related to the Certificados Bursátiles

Secondary Market for the Certificados Bursátiles

Currently, Certificados Bursátiles (peso-denominated publicly traded notes) present low operation levels in the secondary market and the Company cannot provide assurances that there will be a sustained development of said market. These notes have been registered in the Registro Nacional de Valores (Mexican National Securities Registry, RNV) and are traded in the Bolsa Mexicana de Valores (Mexican Stock Exchange). Notwithstanding, the Company cannot provide assurances that there will be an active market to trade these Certificados Bursátiles, or that they will be traded at par or above its initial offering. The previous could limit the holders' capacity to sell them at the price, moment and amount that they may wish to. Therefore, potential investors must be prepared to assume the risk in investing in Certificados Bursátiles until their maturity.

To promote liquidity to Certificados Bursátiles, in November 2013, the Company established a Market-Makers Program for its peso-denominated Certificados Bursátiles at fixed and floating rates, and for the Certificados Bursátiles in the form of Global Depositary Notes. This program is directed to financial institutions under applicable laws and with regard to the operating rules set forth by the Company in its website.

The Company considers it has fulfilled its obligations as a securities issuer, and it has met the payment of principal and interests derived from the issuance of its notes.

The Company considers it has fulfilled in a timely and orderly manner, with the reports registered with the SEC and every requirement from said authority. The Company files with the SEC its Annual Report in the 20-F Form. Additionally, the Company provides information regarding relevant events and quarterly reports (current quarter as compared to same quarter of the previous year) to foreign investors that it files with Mexican regulators BMV and CNBV, through the filing of Forms 6-K with the SEC.

In addition, the company has presented copy of corresponding quarterly reports to the Luxembourg Stock Exchange and Switzerland's Stock Exchange, regarding the securities listed in every one of them.

The Company considers it has delivered in a timely and orderly manner, for the last three years, the reports that Mexican and foreign legislation require it to do, regarding periodic information and relevant events.

Use of Proceeds

The total amount of resources obtained from the Company's issuance of Certificados Bursátiles have entered the Company's treasury and have been allocated in accordance to the company's and its subsidiaries' investment programs.

Public Domain Documents

This quarterly report can be accessed through the CNBV's information center, on its website, www.cnbv.gob.mx, and in the BMV, on its website, www.bmv.com.mx, or at the company's website, www.pemex.com. In addition, any public information that the Company has delivered to national and foreign securities regulators under the *Ley del Mercado de Valores* (Securities Market Law) and other applicable normativity can be accessed at the Company's website, www.pemex.com and be obtained as per request of any investor through a written request to the Company, located at Avenida Marina Nacional No. 329, Torre Ejecutiva, Piso 38, Colonia Verónica Anzures, C.P. 11311, Ciudad de México, México, Telephone No.: +52 (55) 9126-2940, E-mail: ri@pemex.com, to the Investor Relations Office.

Disclosure of results of operations and prospects [text block]

Operating Summary

Hydrocarbons Production

During 4Q19, PEMEX's total crude oil and condensates production amounted to 1,712 thousand barrels per day (Mbd). This is a decrease of 29 Mbd as compared to the same period of 2018, mainly due to the natural decline of some mature fields and increase in water flow of wells at some shallow water offshore fields. Nonetheless, the natural decline rate decreased due to production in the new fields.

PEMEX's natural gas production (without nitrogen) amounted to 3,767 million cubic feet per day (MMcfd), a 19 MMcfd increase as compared to 4Q18.

Crude oil processing

During the fourth quarter of 2019, total crude oil processing averaged 557 Mbd, a 52 Mbd increase, as compared to crude oil processing recorded in 4Q18. The improved performance is explained by higher crude oil processed levels at the Madero and Minatitlán refineries. As a Result, utilization capacity of primary distillation increased to 34% from 30%.

Petroleum Products Production

During 4Q19, crude oil products increased by 80 Mbd as compared to 4Q18. In particular, diesel production increased by 27 Mbd or 30%. Moreover, as a result of the rehabilitation program, in Madero and Minatitlán refineries, high yield distillates (gasolines, diesel and jet fuel) increased in 54 Mbd and 37 Mbd, respectively in those refineries.

EXPLORATION AND PRODUCTION 4Q19

Hydrocarbons Production

During 4Q19, PEMEX's total hydrocarbon production amounted to 2,428 Mboed, which represents an increase of 31 Mboed, as compared to 4Q18. This is explained by the increase of natural gas production. On the other hand, crude oil and condensates produced in fields output averaged 1,693 Mbd, this figure is practically the same as compared to 3Q19. Nevertheless, as compared with the same period of 2018, liquids production decreased by 30 Mbd or 1.7 percent.

Crude oil production by type has different variations. For instance, extra-light and light crude decreased by 47 Mbd, mainly explained by natural decline in mature fields and water flow of wells at some fields of the South Region, Northeast and Southwest marine regions.

Nevertheless, due to the implemented actions during 2019, Xanab's production increased by 26 Mbd; during 4Q18 it produced 48 Mbd, and increased to 74 Mbd in 4Q19. It should be remembered that in 2018, Xanab's production was affected by water oil contact. Other fields that had an increase in production are Yaxche and Onel, of the Southeast marine region (9.8 Mbd increase); Ixachi, Bedel, and Gasífero on the North region (7.2 Mbd increase); and Yagual, Rabasa, Guaricho, Puerto Ceiba, Teotleco and Samaria on the South region (8.9 Mbd increase).

Heavy crude oil production increased by 10 Mbd, mainly explained by the development of Ku, Maloob, Zaap, and Ayatsil fields. It is worth to mention that Ayatsil's production increased to 84 Mbd in 4Q19, as compared to 61 Mbd during 4Q18. The 23 Mbd increase surpassed expectations of the natural decline effect in shallow water fields.

As shown in the graph below, since 2Q19 liquid hydrocarbons production reversed its decreasing trend, in other words, the decline rate decreased significantly. The stabilization in the production of liquid hydrocarbons is a consequence of the following actions:

- Immediate attention to operational problems such as time reduction to reestablish wells with failures in electro-centrifugal pumping
- Increase in attention activities of wells (major and minor repairs, stimulations, cleaning and optimizations)
- Early production in new fields

The production of new fields during the fourth quarter of 2019 averaged 9.7 Mbd of oil and 64.5 MMcfd of natural gas. This production came from Xikin, Ixachi, Cibix, Chocol and Valeriana fields.

Natural Gas Production

During 4Q19, natural gas production averaged 3,767 million of cubic feet per day (MMcfd), which represents a 19 MMcfd increase, as compared to 4Q18.

The observed increase in natural gas production is a consequence of the actions previously detailed as part of the strategy to increase hydrocarbons production, primarily the development and early production of new fields. The implemented actions resulted in an increase in gas production, offsetting the natural decline of mature fields and the affections caused by the increase in water flow in the Northern, Southern and Marine regions, as well as the increase in nitrogen content in gas production.

The associated gas increased by 15 MMcfd; this growth is explained by the development of Teotleco (64.3 MMpcd), Quesqui (22 MMcfd), and Kax (16.2 MMcfd) fields. On the other hand, non-associated gas increased by 4 MMcfd, mainly explained by the positive results in the Northern region wells interventions

Natural Gas Use and Gas Flaring

During 4Q19, gas flaring averaged 396 MMcfd; this is a 155 MMcfd increase, as compared to 4Q18. Therefore, natural gas use decreased to 91.9% in 4Q19, from 95% in 4Q18. The reasons that explain the increase in gas flaring are:

- high nitrogen content due to operational failures in the nitrogen removal unit (NRU);
- maintenance works and operational failures at compression equipment; and
- rejection from PEMEX Industrial Transformation's gas processing centers.

Infrastructure

During 4Q19, the average number of operating wells amounted to 7,460; it is worth noting that the average number of crude oil operating wells increased by 20, as compared to 4Q18.

In line with the objective of increasing hydrocarbons production, during 4Q19, 57 development wells were finished; this represents 29 more units than in 4Q18. Eight exploratory wells were completed, that is, two more wells than in 4Q18.

Discoveries

Exploration activities were focused in three Exploration Assets: the South Marine (SMEA), the South Onshore (SOEA), and the North Onshore (NOEA). In the first asset, two exploratory wells were used in the Uchukil project. The Xolotl-1 well obtained 24° API oil production and preliminary 3P reserves of 20 MMboe, while the Itta-1 well produced 33° API oil, with estimated 3P reserves of 50 MMboe.

In the Cuichapa Project of the NOEA, the Vinik-1 well produced 58° API oil (preliminary data) with estimated 3P reserves of 50 MMboe. Finally, in the NOEA, the oil and shale gas project, the Maxoxhitl-1, Kaneni-1 and Pankiwi-1 wells produced 45°, 37°, and 49° API oil, respectively. Eestimated 3P reserves are 200 MMboe for the three fields. Therefore, exploratory activities during 4Q19 allowed a 320 MMboe increase in 3P reserves.

Project	Well	Geologic Era	Initial production		Water Depth Meters	Type of Hydrocarbon
Uchukil	Xolotl-1	Upper Miocene	2,220	0.6	22	Oil & gas
Uchukil	Itta-1	Upper Miocene	1,443	0.6	27	Oil & gas
Cuichapa	Vinik-1	Middle Cretaceous	582	8.6		Gas & condensates
Shale oil & gas	Maxochitl-1	Upper Jurassic Oxfordian	23			Oil & gas
Shale oil & gas	Kaneni-1	Upper Jurassic Tithonian	293	0.4		Oil & gas
Shale oil & gas	Pankiwi-1	Upper Jurassic Tithonian	44	0.9		Gas & condensates

Additional Information Regarding E&P

PEMEX announces Quesqui discovery
On December 6, 2019, Quesqui discovery was officially announced. The available information obtained from the Quesqui-1 well, and the seismic data of the zone, confirms the existence of an onshore reservoir with 500 MMboe in 3P reserves. The development of this field will include the drilling of 11 wells with an estimated total production of 69 Mbd of oil and 300 MMcfd of natural gas for 2020. Furthermore, Quesqui has the potential to produce up to 110 Mbd and 410 MMcfd of oil and gas, respectively in 2021.

INDUSTRIAL TRANSFORMATION 4Q19

Crude Oil Processing
During 4Q19, crude oil processing at the National Refining System (NRS) averaged 557 Mbd, which represents a 52 Mbd increase, as compared to the same period of 2018. This slight recovery is explained by increased crude oil processing levels at the Madero and Minatitlán refineries (93 Mbd and 69 Mbd, respectively). The Madero refinery restarted its operations -including the combined Maya plant–, whereas Minatitlan's operations were stabilized.

The results of the refineries rehabilitation program are demonstrated by more heavy crude oil processed at the revamped refineries. During 4Q19, 212 Mbd of heavy crude oil were processed; this is a 152 Mbd increase as compared to the same period of 2018. In 2020, the rehabilitation program is expected to conclude, allowing the increase of processed heavy crude oil in the NRS.

Atmospheric distillation capacity of the NRS amounts to 1,640 Mbd, therefore, utilization capacity during 4Q19 recorded 34%, which is higher than the capacity used during 4Q18 (30%). This measure is still limited since refineries' rehabilitation works increased during 4Q19.

Production of Petroleum Products
Crude oil products output in the NRS averaged 580 Mbd during 4Q19. Out of the total production, automotive gasolines recorded 181 Mbd; diesel amounted to 118 Mbd and jet fuel totaled 29 Mbd, while other petroleum products and liquified petroleum gas recorded 252 Mbd.

As a result of the rehabilitation program at the Madero and Minatitlán refineries, high yield distillates production (gasolines, diesel, and jet fuel) increased by 54 Mbd and 37 Mbd, respectively.

In 4Q19, crude oil yields showed a stronger performance as compared to 4Q18. During 4Q19, the crude oil yield in all the refineries recorded 58.9%; this percentage is higher than the one obtained during 4Q18 (55.9%).

Variable Refining Margin

Variable refining margin at the NRS in 4Q19 was negative and averaged USD 2.64 per barrel. Nevertheless, this is an increase of USD 8.33 per barrel, as compared to the variable margin recorded during 4Q18. This is a consequence of improved operational performance of the NRS due to higher distillate yields.

PEMEX Service Stations

At December 31st, 2019, PEMEX Franchise service stations totaled 8,593; this is a decrease of 13.5%, as compared to 9,930 service stations recorded in 4Q18. From PEMEX's total service stations, 8,548 are private franchises, while 45 are owned by Pemex Industrial Transformation (gas stations for PEMEX's consumption). In addition, there are 2,992 service stations that do not operate under PEMEX's franchise scheme, but get their supply from PEMEX, and 568 service stations that use PEMEX's branded fuel and 2,424 use other companies' brands. The total service stations with products supplied by PEMEX is 11,585.

Natural Gas Processing and Production

During 4Q19, natural gas processing increased by 52 MMcfd, as compared to 4Q18. Therefore, natural gas processing averaged 2,881 MMcfd, which is a consequence of the production increase of sour wet gas of Pemex Exploration and Production.

Dry gas production during 4Q19 totaled 2,314 MMcfd, which represents a decrease, as compared to 4Q18. In contrast, natural gas liquids production increased by 2.8% to reach an average of 220 Mbd, due to the increase in wet gas supply.

Condensates processing averaged 21 Mbd over 4Q19, which implies an increase as compared to 4Q18, due to higher availability of sour condensates from Pemex Exploration and Production.

Petrochemicals Production

In 4Q19, petrochemicals production amounted to 402 thousand tons (Mt). This is a 46 Mt or 10.4% decrease, as compared to the same period of 2018. Quarterly variations are mainly explained by:

- Propylene production amounted to 39 Mt, which represents a 5 Mt increase as compared to 4Q18, this is mainly explained by the increase in crude oil processing at the Minatitlán refinery;
- Aromatics and derivatives production at the Cangrejera petrochemical complex totaled 44 Mt, which represents an 8 Mt increase as compared to 4Q18, mainly driven by stable operations of the aromatics train;
- Methanol production at the Independencia petrochemical complex averaged 38 Mt, a 15 Mt increase as compared to the same period of 2018;
- Sulfur quarterly production amounted to 98 Mt, a 4 Mt increase as compared to 4Q18; and finally
- Carbon black production amounted to 43 Mt, which represents a 26 Mt decrease as compared to 4Q18, mainly due to higher crude oil processing at the Minatitlán refinery.

Additional Information Related to Industrial Transformation Activities

Rehabilitation program of the refineries

The execution part of the rehabilitation program of the refineries started in September 2019. As a result of these actions, at the end of the year, the Minatitlán and Madero refineries improved their performance. In Minatitlán, the process level was stabilized because of the restart of operations of the combined Maya plant. Similarly, at the Madero refinery the start-up of the process plants -including the Maya combined plant- began in June. With the repair works concluded in February, we expect to reach

around 600 Mbd processing levels during the upcoming months. It is worth noting that the rehabilitation program continues with a focus on addressing critical risks in process plants, main services and storage.

Advances in Anti-Fuel Theft Strategy

As a result of the joint strategy between PEMEX and the Federal Government, at December 31st, 2019, fuel theft had decreased by 91%, in terms of volume, as compared to that recorded in 2018. As it is detailed in the financial section, in 2018, non-operating losses amounted to MXN 39.4 billion and in 2019 decreased to MXN 4.6 billion, this is a MXN 34.7 billion or 88% reduction in losses.

Industrial Safety 4Q19

In all moderated and serious events, Petróleos Mexicanos performs a root-cause analysis to identify the original events' causes and define corrective actions to avoid the recurrence of accidents. In very serious events, the analysis has been developed by independent researchers who guarantee total transparency. Additionally, this analysis strengthens PEMEX's SSPA System and accountability to stakeholders.

Frequency Index

From January 1st to December 31st 2019, PEMEX's frequency index recorded 0.24 injuries per million man-hours worked (MMhh), which represents a 0.01 marginal decrease as compared to 2018.

It is worth noting that this reduction is material considering that in 2018, PEMEX recorded its best security performance historically.

Severity Index

From January 1st to December 31st 2019, the severity index totaled 17 lost days per MMhh, a 2-day increase as compared to 2018.

Environmental Protection 4Q9

Sulfur Oxide Emissions

At the end of 2019, sulphur oxide emissions increased by 35.7% compared to the same period in 2018. The increase was mainly due to an increase in the volume of sour gas sent to burners due to failures in the sulfur recovery units and lack of processing capacity, particularly at the Cactus and Poza Rica gas processing centers, as well as at the Tula and Salina Cruz refineries.

Water Reuse

At the end of 2019, the water reuse index (reuse/use), showed an increase of 2.1% with respect to the same period in 2018, mainly due to the increase in the use of urban water treated at the San Rafael wastewater treatment plant (WWTP) at the Cadereyta refinery, the increase in the use of urban water treated externally by the Madero refinery and the increase in water treatment by the Salamanca refinery's WWTP. It is worth mentioning that the HPTPs at the Minatitlan, Salina Cruz and recently Cadereyta refineries are out of operation due to lack of maintenance.

Financial position, liquidity and capital resources [text block]

Financial Summary

Earnings

During 4Q19, total sales decreased by 22.0%, as compared to 4Q18, mainly as a result of a decrease in domestic sales by 20.6% and a decrease in export sales of 23.4 percent. The most significant factors explaining the decrease in sales are the falling price in the Mexican Oil Export Mix, the reference price of gasoline and diesel, and lower sales volume and volume of exports.

Cost of Sales

For 4Q19, cost of sales decreased 1.3%, mainly due to a decrease in purchases for resale of Ps. 46.8 billion and a decrease in non-operational losses of Ps. 10.9 billion. Considering impairment -or impairment reversal in this quarter-, cost of sales increased by 47.0%, as compared with 4Q18. This increase was mainly due to a Ps. 104.7 billion impairment, compared to a Ps. 35.3 billion impairment reversal in 4Q18.

Taxes and Duties

During 4Q19, total taxes and duties decreased by 45.7%, as compared to 4Q18, mainly due to lower hydrocarbon production and lower prices. The amount generated for the Profit-Sharing Duty marginally increased by 2.0%, as compared to 4Q18.

Net Income (loss)

For 4Q19, net loss recorded Ps. 171.5 billion, as compared to a Ps. 157.3 billion net loss in 4Q18.

Financial Debt

Total financial debt decreased by 4.8%, as compared to December 31st, 2018, mainly due to the prepayment of debt carried out during the
third quarter, as a consequence of the executed liability management transaction.

The exchange rate recorded as of December 31st, 2019 was Ps. 18.8452 per U.S. $ 1.00 resulting in a Ps. 1,983.2 billion, or U.S. $ 105.2 billion financial debt.

Liquidity Management

PEMEX holds syndicated revolving credit lines for liquidity management in the amount of U.S. $ 7.45 billion and Ps. 37.0 billion.

At December 31st, 2019, Ps. 16.0 billion and U.S. $ 6.78 billion were available.

EBITDA

Net cost of employee benefits in the period (excluding pension payments, seniority premium and health service, since they are cash items), depreciation, amortization, impairment of wells, pipelines, property, plant and equipment and non-successful wells are added to the operational income. EBITDA during the 4Q19 amounted to Ps. 69.2 billion.

Budgetary Investment Activities

At December 31st, 2019, PEMEX has disbursed Ps. 201.5 billion (U.S. $ 10.5 billion) in investment activities.

QUARTERLY FINANCIAL RESULTS 4Q19

Total Sales

Total revenues from sales and services decreased by 22.0%, as compared to 4Q18. This is mainly due to:

A 20.6% decrease in domestic sales, mainly resulting from: (i) a decrease in gasoline and diesel prices; and (ii) market share loss due to entry of new competitors; and

A 23.4% decrease in export sales, which corresponds to a 5.0% reduction of exported crude oil volume, in addition to a U.S. $ 8.4 per barrel decline in the average price of the Mexican Oil Export Mix. Prices per barrel went from an average of U.S. $ 60.3 per barrel in 4Q18 to U.S. $ 51.9 per barrel in 4Q19.

Cost of Sales & Operating Income

Cost of sales increased by 47.0%, mainly due to a Ps. 104.7 billion impairment during the quarter, as compared to a Ps. 35.3 impairment reversal recorded in 4Q18. In addition, the item unsuccessful wells amounted to Ps. 53.4 billion.

Non-Operational losses, which refer to fuel theft and its illegal distribution, recorded a 92.4% reduction, as compared to 4Q18. Moreover, purchases for resale decreased by 28.4%, as compared to 4Q18. This was the positive result of a production increase in refined products.

Consequently, gross loss was Ps. 106.5 billion, as compared to a gross income of Ps. 119.1 billion during 4Q18. General expenses (administrative, distribution, transportation, sales and other income/expenses) decreased by 7.9 per cent. Thus, operating loss totaled Ps. 145.0 billion, as compared to an operating income of Ps. 86.1 billion during 4Q18.

Taxes and Duties

During 4Q19, total taxes and duties recorded Ps. 74.6 billion, a decrease of 45.7% as compared to 4Q18, mainly due to lower oil prices and lower hydrocarbons production. Profit Sharing Duty (DUC), the most important duty paid by the company, slightly increased by 2.0 percent.

Evolution of Net Income (Loss)

In 4Q19, PEMEX recorded a net loss of Ps. 171.5 billion, this represents a 9.0% increase as compared to 4Q18. Among the negative factors that determined the net loss in 4Q19 were: the lower price of the Mexican Oil Export Mix and the references of gasoline and diesel, as well as lower crude oil export volumes as a consequence of the decrease in production. The aforementioned resulted in a Ps. 89.8 billion decrease in total sales.

Additionally, a Ps. 69.6 foreign exchange profit was recorded as compared to a Ps. 73.5 foreign exchange loss in 4Q18. This profit resulted from the appreciation of the Mexican peso against the U.S. dollar during the period. The exchange rate went from Ps. 19.6363 per U.S. $ 1.00 as of September 30, 2019, to Ps. 18.8452 per U.S. $ 1.00 at the end of 4Q19. This represented a 4.0% variation. It is important to note that this is a "virtual" item, since most of it does not represent cash flow.

Among the positive factors that partially offset the net loss, there are less non-operational losses (fuel theft) that decreased by 92.4% during the quarter. This represented savings of Ps. 10.9 billion. Likewise, reduction of gasoline and diesel imports in 4Q19 as a consequence of a higher production of petroleum products in the National Refining System, led to a reduction in purchases for resale by 28.4%, as compared to the same quarter of 2018, equivalent to Ps. 46.8 billion.

Finally, a Ps. 6.2 billion profit from derivative financial instruments was recorded in 4Q19, mainly as a result of unrealized gains in exchange rate hedges, due to the U.S. dollar appreciation against other currencies in which PEMEX holds debt, compared to a Ps. 7.5 billion loss in 4Q18, as a result from hedging operations given the U.S. dollar appreciation in that quarter.

Comprehensive Income (Loss)

A comprehensive loss of Ps. 262.8 billion was recorded, mainly as a result of the recognition of Ps. 86.2 billion actuarial losses derived from the update of the discount rate from 9.29% as of December 31st, 2018 to 7.53% as of December 31st, 2019.

FINANCIAL INFORMATION AS OF DECEMBER 31, 2019

Working Capital

At December 31, 2019, PEMEX had a negative working capital of Ps. 211.6 billion, compared to a negative working capital of Ps. 54.7 billion at the end of 2018. This increase of negative working capital by Ps. 156.9 billion was mainly due to a reduction of Ps. 21.3 billion in cash and cash equivalents; a Ps. 33.2 decrease in short term accounts receivable; an increase by Ps. 53.1 billion in short term debt and an increase in suppliers by Ps. 58.2 billion.

Debt and Financial Leases

Total financial debt decreased by 4.8%, as compared to the end of 2019, mainly due to the prepayment of debt carried out during the third quarter, as a result of the liability management transaction executed in the U.S. $ bond market which included and capital injection from the Federal Government up to U.S. $ 5 billion, and also because of a peso appreciation.

As of December 31st, 2019, financial debt totaled Ps. 1,983.2 billion, or U.S. $ 105.2 billion, considering a foreign exchange rate of Ps. 18.8452 per U.S. $ 1.00.

During 2019, financing activities of Petróleos Mexicanos and Subsidiary Companies totaled Ps. 1,167.7 billion, or U.S. $ 58.8 billion, including short-term bank loans; and amortizations amounted to Ps. 1,184.1 billion, or U.S. $ 59.7 billion.

Approximately 87% of PEMEX's total financial debt is denominated in currencies other than Mexican pesos, mainly U.S. dollars, and for recognition is translated into Mexican pesos at the exchange rate at December 31st, 2019.

Budgetary Investment Activities

At December 31st, 2019, PEMEX had disbursed Ps. 201.5 billion (U.S. $ 10.5 billion) in investment activities, based on budgetary records.

These investments were allocated as follows:

	Authorized Investment (Ps. billion)	Investment Expenditures As of December 31, 2019 (Ps. billion)
Exploration and Production*	210.7	182.3
Industrial Transformation	57.5	13.5
Logistics	1.2	2.1
Drilling and Services	2.7	1.5
Corporate	0.1	0.2
Ethylene	0.3	0.2
Fertilizers	0.5	1.7

* Ps. 24.0 billion were allocated to exploration activities. Includes non-capitalizable maintenance expenditures.

During 2019, PEMEX allocated its investment budgetary resources attending austerity and financial discipline principles. PEMEX continuously evaluates its project portfolio according to the strategic lines of its business plan and channeling resources to initiatives to strengthen hydrocarbon extraction and industrial processes.

FINANCING ACTIVITIES 4Q19

According to the PEMEX business plan, the company's financial policy will be focused on optimizing its financing sources with the commitment of not increasing debt. The strategy will be executed in two phases:

- 2019–2021: zero net indebtedness in real terms. PEMEX will procure strengthening of its own revenue sources with the support of the Federal Government, and efficient and effective use of public resources
- 2022 – 2024: gradual reduction of total debt level from higher cash flows due to an increase in oil production

In line with this strategy, in 2019 PEMEX has executed different refinancing operations and liability management transactions, aimed to strengthening its financial position, optimizing the obligations structure and improving the maturity profile, without increasing debt.

Capital Markets
During 2019, PEMEX carried out the following transactions within its authorized financing program:

- On June 28, 2019 PEMEX signed an agreement with 23 local and international financial institutions to refinance and increase bank loans up to an amount of U.S. $ 8,000 million as follows:
  I. Refinancing and increase of a syndicated loan of up to U.S. $ 2,500 million for a 5–year maturity
  II. Renewal and increase of 2 syndicated revolving facilities for up to an amount of U.S. $ 5,500 million for a 5–year maturity

- On July 29, 2019 PEMEX signed a guaranteed credit contract with an export credit agency for U.S. $ 206 million due 2028 at 6 month LIBOR + 0.92%
- On September 11, 2019 PEMEX announced a payment and refinancing operation of its debt. This transaction included an amount equivalent to U.S. $ 5,000 million from a Federal Government capitalization. This transaction was structured in three parts:

  I. Bond repurchase with resources from a Government capital injection, equivalent to U.S. $ 5,000 million. The repurchase offer ended on September 23 and PEMEX achieved to repurchase U.S. $ 5,006 million of bonds outstanding with maturities between 2020 and 2023

  II. A new U.S. $ 7.5 billion issuance in the international capital markets in three tranches, under the program Medium Term Promissory Notes, C series (Pagarés de Mediano Plazo Serie C) due in 7, 10, and 30 years. Most of the resources from this issuance were used to refinance short term debt and the operation closed on September 23, 2019, as follows:

     i. U.S. $ 1,250 million in bonds due January 2027 and a coupon rate of 6.49%
     ii. U.S. $ 3,250 million in bonds due January 2030 and a coupon rate of 6.84%
     iii. U.S. $ 3,000 million in bonds due in January 2050 and a coupon rate of 7.69%

  III. An exchange offer for the new benchmark bonds due in 7, 10 and 30 years, in order to improve the maturity profile. This offer ended on October 11, 2019 and PEMEX exchanged U.S. $ 3,737 million in bonds due between 2022 and 2025, and U.S. $ 3,887 million in bonds due between 2041 and 2046.

- On December 23, 2019 Petróleos Mexicanos carried out an issuance of certificados bursátiles for an amount of Ps. 5,100 million with an annual interest of TIIE28 + 100 basis points and a maturity in December 2024. This transaction was PEMEX return to the local markets; previous issuance was in March 2016.

Syndicated Revolving Credit Lines

On November 14, 2019 PEMEX signed a syndicated revolving facility for an amount of up to Ps. 28,000 million due in three years. This was the renewal of the syndicated revolving facility for an amount of Ps. 20,000 million that matured on November 19, 2019.

As of today, PEMEX has four syndicated facilities to manage its liquidity for an amount of up to U.S. $ 7,450 million and Ps. 37,000 million.

As of December 31, 2019, PEMEX disbursed an amount of U.S. $ 670 million and Ps. 21,000 million, respectively.

RELEVANT INFORMATION

Code of Ethics

On November 26, 2019, the Board of Directors of Petróleos Mexicanos approved and issued a new Code of Ethics for Petróleos Mexicanos, its productive subsidiary entities and affiliates. The Code of Ethics applies to all employees, including the Director General, the Chief Financial Officer, the chief accounting officer and all other employees performing similar functions, as well as other individuals and companies who act on behalf of the company whose actions may affect our reputation. The Code of Ethics along with the Code of Conduct and Anticorruption policy, among other internal compliance policies, is a relevant component of an ethical and integrity program aimed at preventing and eradicating corruption in PEMEX promoting ethical principles such as respect, non-discrimination, honesty, loyalty, responsibility, legality, impartiality and integrity, among others. PEMEX's Code of Ethics and related policies are available on our website at http://www.pemex.com.

Key indicators

Indicator Group			Change	
	4Q18	4Q19	%	Amount
Mexican Mix (U.S. $/b)	60.30	51.94	-13.8	(8.35)
Regular gasoline in the USCGM (U.S. $¢/gal)	162.49	162.90	0.3	0.41
LPG price by Decree ($/kilo)	11.60	7.40	-36.2	(4.21)
International reference LPG ($/kilo)	8.55	5.23	-38.8	(3.32)
Natural gas (Henry Hub) (U.S. $/MMBtu)	3.79	2.39	-36.9	(1.40)
Ps. per U.S. $	19.6829	18.8452	-4.3	(0.84)

Indicator Group	4Q18	4Q19
Net Income (Loss) / Total Sales	(0.39)	(0.54)
Income before Taxes and Duties / Total Sales	(0.05)	(0.30)
Taxes and Duties / Total Sales	0.34	0.23
Net Income (Loss) / Equity	0.11	0.09
Income before Taxes and Duties / Total Assets	(0.01)	(0.051)
Net Income (Loss) / Total Assets	(0.08)	(0.09)

FORWARD-LOOKING STATEMENT AND CAUTIONARY NOTE

Variations

Cumulative and quarterly variations are calculated comparing the period with the realized one of the previous year; unless specified otherwise.

Rounding

Numbers may not total due to rounding.

Financial Information

Excluding budgetary and volumetric information, the financial information included in this report and the annexes hereto is based on unaudited consolidated financial statements prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board ("IFRS"), which PEMEX has adopted effective January 1, 2012. For more information regarding the transition to IFRS, see Note 23 to the consolidated financial statements included in Petróleos Mexicanos' 2012 Form 20-F filed with the Securities and Exchange Commission (SEC) and its Annual Report filed with the *Comisión Nacional Bancaria y de Valores* (CNBV).

EBITDA is a non-IFRS measure. A reconciliation of EBITDA to operating income is shown in Table 32 of the annexes to the quarterly results report as of December 31, 2019. Budgetary information is based on standards from Mexican governmental accounting; therefore, it does not include information from the subsidiary companies or affiliates of Petróleos Mexicanos. It is important to mention that PEMEX's current financing agreements do not include financial covenants or events of default that would be triggered as a result of PEMEX having negative equity.

Methodology

The methodology of the information disclosed may change in order to enhance its quality and usefulness, and/or to comply with international standards and best practices.

Foreign Exchange Conversions

Convenience translations into U.S. dollars of amounts in Mexican pesos have been made at the exchange rate at close for the corresponding period, unless otherwise noted. Due to market volatility, the difference between the average exchange rate, the exchange rate at close and the spot exchange rate, or any other exchange rate used could be material. Such translations should not be construed as a representation that the Mexican peso amounts have been or could be converted into U.S. dollars at the foregoing or any other rate. It is important to note that PEMEX maintains its consolidated financial statements and accounting records in pesos. As of December 31, 2019, the exchange rate of Ps. 19.2605 = U.S. $1.00 is used.

Fiscal Regime

Beginning January 1, 2015, Petróleos Mexicanos' fiscal regime is governed by the *Ley de Ingresos sobre Hidrocarburos* (Hydrocarbons Revenue Law). From January 1, 2006 and to December 31, 2014, PEP was subject to a fiscal regime governed by the Federal Duties Law, while the tax regimes of the other Subsidiary Entities were governed by the Federal Revenue Law.

On April 18, 2016, a decree was published in the Official Gazette of the Federation that allows assignment operators to choose between two schemes to calculate the cap on permitted deductions applicable to the Profit-Sharing Duty: (i) the scheme established within the Hydrocarbons Revenue Law, based on a percentage of the value of extracted hydrocarbons; or (ii) the scheme proposed by the SHCP, calculated upon established fixed fees, U.S. $6.1 for shallow water fields and U.S. $8.3 for onshore fields.

The Special Tax on Production and Services (IEPS) applicable to automotive gasoline and diesel is established in the Production and Services Special Tax Law "*Ley del Impuesto Especial sobre Producción y Servicios*". As an intermediary between the Ministry of Finance and Public Credit (SHCP) and the final consumer, PEMEX retains the amount of the IEPS and transfers it to the Mexican Government. In 2016, the SHCP published a decree trough which it modified the calculation of the IEPS, based on the past five months of international reference price quotes for gasoline and diesel.

From January 1 2016, and until December 31, 2017, the SHCP established monthly fixed maximum prices of gasoline and diesel based on the following: maximum prices were referenced to prices in the U.S. Gulf Coast, plus a margin that includes retails, freight, transportation, quality adjustment and management costs, plus the applicable IEPS to automotive fuel, plus other concepts (IEPS tax on fossil fuel, established quotas on the IEPS Law and value added tax). As of January 1, 2018, gasoline and diesel prices are determined by the free market.

PEMEX's "producer price" is calculated in reference to that of an efficient refinery operating in the Gulf of Mexico. Until December 31, 2017, the Mexican Government is authorized to continue issuing pricing decrees to regulate the maximum prices for the retail sale of gasoline and diesel fuel, taking into account transportation costs between regions, inflation and the volatility of international fuel prices, among other factors. Beginning in 2018, the prices of gasoline and diesel fuel will be freely determined by market conditions. However, the Federal Commission for Economic Competition, based on the existence of effective competitive conditions, has the authority to declare that prices of gasoline and diesel fuel are to be freely determined by market conditions before 2018.

Production-sharing

In accordance with Production-sharing Agreements signed by Petróleos Mexicanos, due to its participation in bidding rounds organized by the National Hydrocarbons Commission (CNH), in addition to the migration of blocks, Petróleos Mexicanos will disclose only its share of production for blocks Ek-Balam, Block 2 Tampico-Misantla (Round 2.1), Block 8 Southeastern Basins (Round 2.1), Santuario, Misión, Block 16 Tampico-Misantla-Veracruz (Round 3.1), Block 17 Tampico-Misantla-Veracruz (Round 3.1), Block 18 Tampico-Misantla-Veracruz (Round 3.1), Block 29 Southeastern Offshore Basins (Round 3.1), Block 32 Southeastern Basins Marino (Round 3.1), Block 33 Southeastern Offshore Basins (Round 3.1) y Block 35 Southeastern Offshore Basins (Round 3.1).

Hydrocarbon Reserves

In accordance with the Hydrocarbons Law, published in the Official Gazette of the Federation on August 11, 2014, the National Hydrocarbons Commission (CNH) will establish and will manage the National Hydrocarbons Information Center, comprised by a system to obtain, safeguard, manage, use, analyze, keep updated and publish information and statistics related; which includes estimations, valuation studies and certifications. On August 13, 2015, the CNH published the Guidelines that govern the valuation and certification of Mexico's reserves and the related contingency resources.

Effective January 1, 2010, the Securities and Exchange Commission (SEC) changed its rules to permit oil and gas companies, in their filings with the SEC, to disclose not only proved reserves, but also probable reserves and possible reserves. Nevertheless, any description of probable or possible reserves included herein may not meet the recoverability thresholds established by the SEC in its definitions. Investors are urged to consider closely the disclosure in PEMEX's Form 20-F and its Annual Report to the CNBV and SEC, available at http://www.pemex.com/.

Forward-looking Statements

This document contains forward-looking statements. There may also be written or oral forward-looking statements in PEMEX's periodic reports to the CNBV and the SEC, in its annual reports, in its offering circulars and prospectuses, in press releases and other written materials and in oral statements made by PEMEX's officers, directors or employees to third parties. PEMEX may include forward-looking statements that address, among other things, their:

- exploration and production activities, including drilling;
- activities relating to import, export, refining, petrochemicals and transportation, storage and distribution of petroleum, natural gas and oil products;
- activities relating to their lines of business, including the generation of electricity;
- projected and targeted capital expenditures and other costs, commitments and revenues;
- liquidity and sources of funding, including their ability to continue operating as a going concern;
- strategic alliances with other companies; and
- the monetization of certain of their assets.

Actual results could differ materially from those projected in such forward-looking statements as a result of various factors that may be beyond PEMEX's control. These factors include, but are not limited to:

- changes in international crude oil and natural gas prices;
- effects on the company from competition, including on PEMEX's ability to hire and retain skilled personnel;
- limitations on their access to sources of financing on competitive terms;
- their ability to find, acquire or gain access to additional reserves and to develop the reserves that PEMEX obtains successfully;
- uncertainties inherent in making estimates of oil and gas reserves, including recently discovered oil and gas reserves;
- technical difficulties;
- significant developments in the global economy;
- significant economic or political developments in Mexico;
- developments affecting the energy sector; and
- changes in PEMEX's legal regime or regulatory environment, including tax and environmental regulations.

Accordingly, readers should not place undue reliance on these forward-looking statements. In any event, these statements speak only as of their dates, and PEMEX undertakes no obligation to update or revise any of them, whether as a result of new information, future events or otherwise. These risks and uncertainties are more fully detailed in PEMEX's most recent Annual Report filed with the CNBV and available through the Mexican Stock Exchange (http://www.bmv.com.mx/) and PEMEX's most recent Form 20-F filing filed with the SEC (http://www.sec.gov/). These factors could cause actual results to differ materially from those contained in any forward-looking statement.

ACCRONYMS USED IN THIS DOCUMENT

Thousand barrels per day (Mbd)
Million barrels (MMb)
Million barrels of oil equivalent (MMboe)
Million barrels of oil equivalent per day (MMboed)
Million cubic feet per day (MMcfd)
Thousand tons (Mt)
Million tons (MMt)
Dollars of the United States of America (U.S. $)
Mexican pesos (Ps.)
Euros (EUR)
Swiss Francs (CHF)
Japanese yens (JPY)
Meters (m)
Kilometers (km)
Square kilometers (km2)

Internal control [text block]

Disclosure of critical performance measures and indicators that management uses to evaluate entity's performance against stated objectives [text block]

[110000] General information about financial statements

Ticker:	PEMEX
Period covered by financial statements:	2019-01-01 al 2019-12-31
Date of end of reporting period:	2019-12-31
Name of reporting entity or other means of identification:	PEMEX
Description of presentation currency:	MXN
Level of rounding used in financial statements:	THOUSAND
Consolidated:	Yes
Number of quarter:	4D
Type of issuer:	ICS
Explanation of change in name of reporting entity or other means of identification from end of preceding reporting period:	
Description of nature of financial statements:	

Disclosure of general information about financial statements [text block]

Name service provider external audit [text block]

KPMG Cárdenas Dosal, S.C.

Name of the partner signing opinion [text block]

C.P.C Ericka Rangel Cuevas

Type of opinion on the financial statements [text block]

Favorable

Date of opinion on the financial statements [text block]

27 de abril de 2020

Date assembly in which the financial statements were approved [text block]

28 de abril de 2020

Follow-up of analysis [text block]

[210000] Statement of financial position, current/non-current

Concept	Close Current Quarter 2019-12-31	Close Previous Exercise 2018-12-31
Statement of financial position [abstract]		
Assets [abstract]		
Current assets [abstract]		
Cash and cash equivalents	60,621,630,000	81,912,409,000
Trade and other current receivables	180,505,681,000	167,139,778,000
Current tax assets, current	0	0
Other current financial assets	16,406,301,000	60,536,128,000
Current inventories	82,672,196,000	82,022,568,000
Current biological assets	0	0
Other current non-financial assets	346,563,000	245,440,000
Total current assets other than non-current assets or disposal groups classified as held for sale or as held for distribution to owners	340,552,371,000	391,856,323,000
Non-current assets or disposal groups classified as held for sale or as held for distribution to owners	0	1,253,638,000
Total current assets	340,552,371,000	393,109,961,000
Non-current assets [abstract]		
Trade and other non-current receivables	122,565,306,000	119,828,598,000
Current tax assets, non-current	0	0
Non-current inventories	0	0
Non-current biological assets	0	0
Other non-current financial assets	0	0
Investments accounted for using equity method	0	0
Investments in subsidiaries, joint ventures and associates	14,874,579,000	16,841,545,000
Property, plant and equipment	1,211,749,503,000	1,402,486,084,000
Investment property	0	0
Right-of-use assets that do not meet definition of investment property	70,818,313,000	0
Goodwill	0	0
Intangible assets other than goodwill	14,584,524,000	13,720,540,000
Deferred tax assets	136,166,747,000	122,784,730,000
Other non-current non-financial assets	7,136,677,000	6,425,810,000
Total non-current assets	1,577,895,649,000	1,682,087,307,000
Total assets	1,918,448,020,000	2,075,197,268,000
Equity and liabilities [abstract]		
Liabilities [abstract]		
Current liabilities [abstract]		
Trade and other current payables	208,034,407,000	149,842,712,000
Current tax liabilities, current	50,692,629,000	65,324,959,000
Other current financial liabilities	261,574,356,000	207,690,954,000
Current lease liabilities	5,847,085,000	0
Other current non-financial liabilities	26,055,151,000	24,917,669,000
Current provisions [abstract]		
Current provisions for employee benefits	0	0
Other current provisions	0	0
Total current provisions	0	0
Total current liabilities other than liabilities included in disposal groups classified as held for sale	552,203,628,000	447,776,294,000
Liabilities included in disposal groups classified as held for sale	0	0
Total current liabilities	552,203,628,000	447,776,294,000
Non-current liabilities [abstract]		
Trade and other non-current payables	0	0
Current tax liabilities, non-current	0	0

Concept	Close Current Quarter 2019-12-31	Close Previous Exercise 2018-12-31
Other non-current financial liabilities	1,738,249,903,000	1,890,490,407,000
Non-current lease liabilities	62,301,542,000	0
Other non-current non-financial liabilities	4,397,301,000	9,528,385,000
Non-current provisions [abstract]		
Non-current provisions for employee benefits	1,456,815,367,000	1,080,542,046,000
Other non-current provisions	98,011,908,000	101,753,256,000
Total non-current provisions	1,554,827,275,000	1,182,295,302,000
Deferred tax liabilities	3,676,733,000	4,512,312,000
Total non-current liabilities	3,363,452,754,000	3,086,826,406,000
Total liabilities	3,915,656,382,000	3,534,602,700,000
Equity [abstract]		
Issued capital	522,406,038,000	400,275,038,000
Share premium	0	0
Treasury shares	0	0
Retained earnings	(2,279,394,017,000)	(1,932,104,655,000)
Other reserves	(240,078,590,000)	71,947,067,000
Total equity attributable to owners of parent	(1,997,066,569,000)	(1,459,882,550,000)
Non-controlling interests	(141,793,000)	477,118,000
Total equity	(1,997,208,362,000)	(1,459,405,432,000)
Total equity and liabilities	1,918,448,020,000	2,075,197,268,000

[310000] Statement of comprehensive income, profit or loss, by function of expense

Concept	Accumulated Current Year 2019-01-01 - 2019-12-31	Accumulated Previous Year 2018-01-01 - 2018-12-31	Quarter Current Year 2019-10-01 - 2019-12-31	Quarter Previous Year 2018-10-01 - 2018-12-31
Profit or loss [abstract]				
Profit (loss) [abstract]				
Revenue	1,401,971,185,000	1,681,119,150,000	318,583,751,000	408,400,611,000
Cost of sales	1,220,015,638,000	1,178,092,564,000	425,120,300,000	289,282,319,000
Gross profit	181,955,547,000	503,026,586,000	(106,536,549,000)	119,118,292,000
Distribution costs	21,885,911,000	24,357,209,000	5,706,640,000	6,505,433,000
Administrative expenses	130,768,822,000	134,321,481,000	31,709,689,000	32,874,596,000
Other income	14,940,447,000	82,207,599,000	(557,149,000)	28,709,055,000
Other expense	7,211,691,000	59,155,088,000	508,605,000	22,337,072,000
Profit (loss) from operating activities	37,029,570,000	367,400,407,000	(145,018,632,000)	86,110,246,000
Finance income	127,645,528,000	72,400,949,000	66,564,174,000	(55,350,954,000)
Finance costs	167,604,800,000	160,169,982,000	17,357,051,000	49,951,785,000
Share of profit (loss) of associates and joint ventures accounted for using equity method	(1,157,893,000)	1,527,012,000	(1,115,766,000)	(710,280,000)
Profit (loss) before tax	(4,087,595,000)	281,158,386,000	(96,927,275,000)	(19,902,773,000)
Tax income (expense)	343,823,488,000	461,578,223,000	74,616,502,000	137,427,255,000
Profit (loss) from continuing operations	(347,911,083,000)	(180,419,837,000)	(171,543,777,000)	(157,330,028,000)
Profit (loss) from discontinued operations	0	0	0	0
Profit (loss)	(347,911,083,000)	(180,419,837,000)	(171,543,777,000)	(157,330,028,000)
Profit (loss), attributable to [abstract]				
Profit (loss), attributable to owners of parent	(347,289,362,000)	(180,374,350,000)	(171,524,844,000)	(157,293,067,000)
Profit (loss), attributable to non-controlling interests	(621,721,000)	(45,487,000)	(18,933,000)	(36,961,000)
Earnings per share [text block]		0		0
Earnings per share [abstract]				
Earnings per share [line items]				
Basic earnings per share [abstract]				
Basic earnings (loss) per share from continuing operations	0	0	0	0
Basic earnings (loss) per share from discontinued operations	0	0	0	0
Total basic earnings (loss) per share	0	0	0	0
Diluted earnings per share [abstract]				
Diluted earnings (loss) per share from continuing operations	0	0	0	0
Diluted earnings (loss) per share from discontinued operations	0	0	0	0
Total diluted earnings (loss) per share	0	0	0	0

[410000] Statement of comprehensive income, OCI components presented net of tax

Concept	Accumulated Current Year 2019-01-01 - 2019-12-31	Accumulated Previous Year 2018-01-01 - 2018-12-31	Quarter Current Year 2019-10-01 - 2019-12-31	Quarter Previous Year 2018-10-01 - 2018-12-31
Statement of comprehensive income [abstract]				
Profit (loss)	(347,911,083,000)	(180,419,837,000)	(171,543,777,000)	(157,330,028,000)
Other comprehensive income [abstract]				
Components of other comprehensive income that will not be reclassified to profit or loss, net of tax [abstract]				
Other comprehensive income, net of tax, gains (losses) from investments in equity instruments	0	0	0	0
Other comprehensive income, net of tax, gains (losses) on revaluation	0	0	0	0
Other comprehensive income, net of tax, gains (losses) on remeasurements of defined benefit plans	(309,327,314,000)	222,545,556,000	(86,283,339,000)	224,726,223,000
Other comprehensive income, net of tax, change in fair value of financial liability attributable to change in credit risk of liability	0	0	0	0
Other comprehensive income, net of tax, gains (losses) on hedging instruments that hedge investments in equity instruments	0	0	0	0
Share of other comprehensive income of associates and joint ventures accounted for using equity method that will not be reclassified to profit or loss, net of tax	0	0	0	0
Total other comprehensive income that will not be reclassified to profit or loss, net of tax	(309,327,314,000)	222,545,556,000	(86,283,339,000)	224,726,223,000
Components of other comprehensive income that will be reclassified to profit or loss, net of tax [abstract]				
Exchange differences on translation [abstract]				
Gains (losses) on exchange differences on translation, net of tax	(2,695,533,000)	846,191,000	(4,795,108,000)	4,304,942,000
Reclassification adjustments on exchange differences on translation, net of tax	0	0	0	0
Other comprehensive income, net of tax, exchange differences on translation	(2,695,533,000)	846,191,000	(4,795,108,000)	4,304,942,000
Available-for-sale financial assets [abstract]				
Gains (losses) on remeasuring available-for-sale financial assets, net of tax	0	0	0	0
Reclassification adjustments on available-for-sale financial assets, net of tax	0	0	0	0
Other comprehensive income, net of tax, available-for-sale financial assets	0	0	0	0
Cash flow hedges [abstract]				
Gains (losses) on cash flow hedges, net of tax	0	0	0	0
Reclassification adjustments on cash flow hedges, net of tax	0	0	0	0
Amounts removed from equity and included in carrying amount of non-financial asset (liability) whose acquisition or incurrence was hedged highly probable forecast transaction, net of tax	0	0	0	0
Other comprehensive income, net of tax, cash flow hedges	0	0	0	0
Hedges of net investment in foreign operations [abstract]				
Gains (losses) on hedges of net investments in foreign operations, net of tax	0	0	0	0
Reclassification adjustments on hedges of net investments in foreign operations, net of tax	0	0	0	0
Other comprehensive income, net of tax, hedges of net investments in foreign operations	0	0	0	0
Change in value of time value of options [abstract]				
Gains (losses) on change in value of time value of options, net of tax	0	0	0	0
Reclassification adjustments on change in value of time value of options, net of tax	0	0	0	0
Other comprehensive income, net of tax, change in value of time value of options	0	0	0	0
Change in value of forward elements of forward contracts [abstract]				
Gains (losses) on change in value of forward elements of forward contracts,	0	0	0	0

Concept	Accumulated Current Year 2019-01-01 - 2019-12-31	Accumulated Previous Year 2018-01-01 - 2018-12-31	Quarter Current Year 2019-10-01 - 2019-12-31	Quarter Previous Year 2018-10-01 - 2018-12-31
net of tax				
Reclassification adjustments on change in value of forward elements of forward contracts, net of tax	0	0	0	0
Other comprehensive income, net of tax, change in value of forward elements of forward contracts	0	0	0	0
Change in value of foreign currency basis spreads [abstract]				
Gains (losses) on change in value of foreign currency basis spreads, net of tax	0	0	0	0
Reclassification adjustments on change in value of foreign currency basis spreads, net of tax	0	0	0	0
Other comprehensive income, net of tax, change in value of foreign currency basis spreads	0	0	0	0
Financial assets measured at fair value through other comprehensive income [abstract]				
Gains (losses) on financial assets measured at fair value through other comprehensive income, net of tax	0	0	0	0
Reclassification adjustments on financial assets measured at fair value through other comprehensive income, net of tax	0	0	0	0
Amounts removed from equity and adjusted against fair value of financial assets on reclassification out of fair value through other comprehensive income measurement category, net of tax	0	0	0	0
Other comprehensive income, net of tax, financial assets measured at fair value through other comprehensive income	0	0	0	0
Share of other comprehensive income of associates and joint ventures accounted for using equity method that will be reclassified to profit or loss, net of tax	0	0	0	0
Total other comprehensive income that will be reclassified to profit or loss, net of tax	(2,695,533,000)	846,191,000	(4,795,108,000)	4,304,942,000
Total other comprehensive income	(312,022,847,000)	223,391,747,000	(91,078,447,000)	229,031,165,000
Total comprehensive income	(659,933,930,000)	42,971,910,000	(262,622,224,000)	71,701,137,000
Comprehensive income attributable to [abstract]				
Comprehensive income, attributable to owners of parent	(659,315,019,000)	43,459,899,000	(262,607,761,000)	72,156,101,000
Comprehensive income, attributable to non-controlling interests	(618,911,000)	(487,989,000)	(14,463,000)	(454,964,000)

[520000] Statement of cash flows, indirect method

Concept	Accumulated Current Year 2019-01-01 - 2019-12-31	Accumulated Previous Year 2018-01-01 - 2018-12-31
Statement of cash flows [abstract]		
Cash flows from (used in) operating activities [abstract]		
Profit (loss)	(347,911,083,000)	(180,419,837,000)
Adjustments to reconcile profit (loss) [abstract]		
+ Discontinued operations	0	0
+ Adjustments for income tax expense	(28,849,924,000)	29,032,735,000
+ (-) Adjustments for finance costs	0	0
+ Adjustments for depreciation and amortisation expense	145,159,657,000	156,025,366,000
+ Adjustments for impairment loss (reversal of impairment loss) recognised in profit or loss	97,082,214,000	(21,418,997,000)
+ Adjustments for provisions	60,908,271,000	40,701,336,000
+ (-) Adjustments for unrealised foreign exchange losses (gains)	(78,244,974,000)	(19,762,208,000)
+ Adjustments for share-based payments	0	0
+ (-) Adjustments for fair value losses (gains)	0	0
- Adjustments for undistributed profits of associates	0	0
+ (-) Adjustments for losses (gains) on disposal of non-current assets	0	(701,171,000)
	1,157,893,000	(1,527,012,000)
+ (-) Adjustments for decrease (increase) in inventories	(649,629,000)	(18,163,638,000)
+ (-) Adjustments for decrease (increase) in trade accounts receivable	(13,285,925,000)	(286,509,000)
+ (-) Adjustments for decrease (increase) in other operating receivables	11,640,873,000	5,349,731,000
+ (-) Adjustments for increase (decrease) in trade accounts payable	46,561,282,000	9,887,334,000
+ (-) Adjustments for increase (decrease) in other operating payables	1,137,483,000	1,706,268,000
+ Other adjustments for non-cash items	0	0
+ Other adjustments for which cash effects are investing or financing cash flow	0	0
+ Straight-line rent adjustment	0	0
+ Amortization of lease fees	0	0
+ Setting property values	0	0
+ (-) Other adjustments to reconcile profit (loss)	82,136,743,000	30,157,132,000
+ (-) Total adjustments to reconcile profit (loss)	324,753,964,000	211,000,367,000
Net cash flows from (used in) operations	(23,157,119,000)	30,580,530,000
- Dividends paid	0	0
	0	0
- Interest paid	(132,861,340,000)	(120,727,022,000)
+ Interest received	(24,483,706,000)	(9,520,962,000)
+ (-) Income taxes refund (paid)	0	0
+ (-) Other inflows (outflows) of cash	0	0
Net cash flows from (used in) operating activities	85,220,515,000	141,786,590,000
Cash flows from (used in) investing activities [abstract]		
+ Cash flows from losing control of subsidiaries or other businesses	0	4,078,344,000
- Cash flows used in obtaining control of subsidiaries or other businesses	0	0
+ Other cash receipts from sales of equity or debt instruments of other entities	0	0
- Other cash payments to acquire equity or debt instruments of other entities	0	0
+ Other cash receipts from sales of interests in joint ventures	0	0
- Other cash payments to acquire interests in joint ventures	0	0
+ Proceeds from sales of property, plant and equipment	0	0
- Purchase of property, plant and equipment	109,653,693,000	94,003,596,000
+ Proceeds from sales of intangible assets	0	0
- Purchase of intangible assets	17,220,238,000	14,957,093,000
+ Proceeds from sales of other long-term assets	0	0
- Purchase of other long-term assets	0	0

Concept	Accumulated Current Year 2019-01-01 - 2019-12-31	Accumulated Previous Year 2018-01-01 - 2018-12-31
+ Proceeds from government grants	0	2,364,053,000
- Cash advances and loans made to other parties	0	0
+ Cash receipts from repayment of advances and loans made to other parties	0	0
- Cash payments for futures contracts, forward contracts, option contracts and swap contracts	0	0
+ Cash receipts from futures contracts, forward contracts, option contracts and swap contracts	0	0
+ Dividends received	0	0
- Interest paid	0	0
+ Interest received	0	187,615,000
	0	0
+ (-) Other inflows (outflows) of cash	15,575,128,000	1,246,763,000
Net cash flows from (used in) investing activities	(111,298,803,000)	(101,083,914,000)
Cash flows from (used in) financing activities [abstract]		
+ Proceeds from changes in ownership interests in subsidiaries that do not result in loss of control	0	0
- Payments from changes in ownership interests in subsidiaries that do not result in loss of control	0	0
+ Proceeds from issuing shares	0	0
+ Proceeds from issuing other equity instruments	0	0
- Payments to acquire or redeem entity's shares	0	0
- Payments of other equity instruments	0	0
+ Proceeds from borrowings	1,167,834,946,000	899,769,012,000
- Repayments of borrowings	1,185,042,283,000	841,033,392,000
- Payments of finance lease liabilities	10,709,421,000	0
- Payments of lease liabilities	0	0
+ Proceeds from government grants	122,131,000,000	0
- Dividends paid	0	0
- Interest paid	127,945,203,000	115,289,389,000
+ (-) Income taxes refund (paid)	0	0
+ (-) Other inflows (outflows) of cash	38,704,883,000	0
Net cash flows from (used in) financing activities	4,973,922,000	(56,553,769,000)
Net increase (decrease) in cash and cash equivalents before effect of exchange rate changes	(21,104,366,000)	(15,851,093,000)
Effect of exchange rate changes on cash and cash equivalents [abstract]		
Effect of exchange rate changes on cash and cash equivalents	(186,413,000)	(88,252,000)
Net increase (decrease) in cash and cash equivalents	(21,290,779,000)	(15,939,345,000)
Cash and cash equivalents at beginning of period	81,912,409,000	97,851,754,000
Cash and cash equivalents at end of period	60,621,630,000	81,912,409,000

Statement of changes in equity - Accumulated Current

Sheet 1 of 3	Components of equity [axis]								
	Issued capital [member]	Share premium [member]	Treasury shares [member]	Retained earnings [member]	Revaluation surplus [member]	Reserve of exchange differences on translation [member]	Reserve of cash flow hedges [member]	Reserve of gains and losses on hedging instruments that hedge investments in equity instruments [member]	Reserve of change in va options [m
equity [line items]									
iod	400,275,038,000	0	0	(1,932,104,655,000)	0	45,920,227,000	0	0	
ract]									
[abstract]									
	0	0	0	(347,289,362,000)	0	0	0	0	
ome	0	0	0	0	0	(2,691,157,000)	0	0	
me	0	0	0	(347,289,362,000)	0	(2,691,157,000)	0	0	
	122,131,000,000	0	0	0	0	0	0	0	
distributions to owners	0	0	0	0	0	0	0	0	
ntributions by owners, equity	0	0	0	0	0	0	0	0	
istributions to owners, equity	0	0	0	0	0	0	0	0	
gh other changes, equity	0	0	0	0	0	0	0	0	
gh treasury share transactions, equity	0	0	0	0	0	0	0	0	
gh changes in ownership interests in subsidiaries that do not result	0	0	0	0	0	0	0	0	
gh share-based payment transactions, equity	0	0	0	0	0	0	0	0	
serve of cash flow hedges and included in initial cost or other ancial asset (liability) or firm commitment for which fair value hedge	0	0	0	0	0	0	0	0	
serve of change in value of time value of options and included in g amount of non-financial asset (liability) or firm commitment for counting is applied	0	0	0	0	0	0	0	0	
serve of change in value of forward elements of forward contracts or other carrying amount of non-financial asset (liability) or firm value hedge accounting is applied	0	0	0	0	0	0	0	0	
serve of change in value of foreign currency basis spreads and ther carrying amount of non-financial asset (liability) or firm value hedge accounting is applied	0	0	0	0	0	0	0	0	
in equity	122,131,000,000	0	0	(347,289,362,000)	0	(2,691,157,000)	0	0	
	522,406,038,000	0	0	(2,279,394,017,000)	0	43,229,070,000	0	0	

Sheet 2 of 3	Components of equity [axis]								
	Reserve of change in value of forward elements of forward contracts [member]	Reserve of change in value of foreign currency basis spreads [member]	Reserve of gains and losses on financial assets measured at fair value through other comprehensive income [member]	Reserve of gains and losses on remeasuring available-for-sale financial assets [member]	Reserve of share-based payments [member]	Reserve of remeasurements of defined benefit plans [member]	Amount recognised in other comprehensive income and accumulated in equity relating to non-current assets or disposal groups held for sale [member]	Reserve of gains and losses from investments in equity instruments [member]	Reserve of change in fair value of financial lia change in credit risk of liability [m
equity [line items]									
iod	0	0	0	0	0	26,778,694,000	0	0	
ract]									
[abstract]									
	0	0	0	0	0	0	0	0	
ome	0	0	0	0	0	(309,334,500,000)	0	0	
me	0	0	0	0	0	(309,334,500,000)	0	0	
	0	0	0	0	0	0	0	0	
distributions to owners	0	0	0	0	0	0	0	0	
ntributions by owners, equity	0	0	0	0	0	0	0	0	
istributions to owners, equity	0	0	0	0	0	0	0	0	
gh other changes, equity	0	0	0	0	0	0	0	0	
gh treasury share transactions, equity	0	0	0	0	0	0	0	0	
gh changes in ownership interests in subsidiaries that do not result	0	0	0	0	0	0	0	0	
gh share-based payment transactions, equity	0	0	0	0	0	0	0	0	
serve of cash flow hedges and included in initial cost or other nancial asset (liability) or firm commitment for which fair value hedge	0	0	0	0	0	0	0	0	
serve of change in value of time value of options and included in g amount of non-financial asset (liability) or firm commitment for counting is applied	0	0	0	0	0	0	0	0	
serve of change in value of forward elements of forward contracts or other carrying amount of non-financial asset (liability) or firm value hedge accounting is applied	0	0	0	0	0	0	0	0	
serve of change in value of foreign currency basis spreads and ther carrying amount of non-financial asset (liability) or firm value hedge accounting is applied	0	0	0	0	0	0	0	0	
in equity	0	0	0	0	0	(309,334,500,000)	0	0	
	0	0	0	0	0	(282,555,806,000)	0	0	

Sheet 3 of 3	Components of equity [axis]						
	Reserve for catastrophe [member]	Reserve for equalisation [member]	Reserve of discretionary participation features [member]	Other comprehensive income [member]	Other reserves [member]	Equity attributable to owners of parent [member]	Non-controlling interests [member]
equity [line items]							
iod	0	0	0	(751,854,000)	71,947,067,000	(1,459,882,550,000)	477,118,000
ract]							
[abstract]							
	0	0	0	0	0	(347,289,362,000)	(621,721,000)
ome	0	0	0	0	(312,025,657,000)	(312,025,657,000)	2,810,000
me	0	0	0	0	(312,025,657,000)	(659,315,019,000)	(618,911,000)
	0	0	0	0	0	122,131,000,000	0
distributions to owners	0	0	0	0	0	0	0
ntributions by owners, equity	0	0	0	0	0	0	0
istributions to owners, equity	0	0	0	0	0	0	0
gh other changes, equity	0	0	0	0	0	0	0
gh treasury share transactions, equity	0	0	0	0	0	0	0
gh changes in ownership interests in subsidiaries that do not result	0	0	0	0	0	0	0
gh share-based payment transactions, equity	0	0	0	0	0	0	0
serve of cash flow hedges and included in initial cost or other nancial asset (liability) or firm commitment for which fair value hedge	0	0	0	0	0	0	0
serve of change in value of time value of options and included in g amount of non-financial asset (liability) or firm commitment for counting is applied	0	0	0	0	0	0	0
serve of change in value of forward elements of forward contracts or other carrying amount of non-financial asset (liability) or firm value hedge accounting is applied	0	0	0	0	0	0	0
serve of change in value of foreign currency basis spreads and ther carrying amount of non-financial asset (liability) or firm value hedge accounting is applied	0	0	0	0	0	0	0
in equity	0	0	0	0	(312,025,657,000)	(537,184,019,000)	(618,911,000)
	0	0	0	(751,854,000)	(240,078,590,000)	(1,997,066,569,000)	(141,793,000)

Statement of changes in equity - Accumulated Previous

Sheet 1 of 3	Issued capital [member]	Share premium [member]	Treasury shares [member]	Retained earnings [member]	Revaluation surplus [member]	Reserve of exchange differences on translation [member]	Reserve of cash flow hedges [member]	Reserve of gains and losses on hedging instruments that hedge investments in equity instruments [member]	Reserve of change in va options [m
	Components of equity [axis]								
equity [line items]									
iod	400,275,038,000	0	0	(1,751,705,348,000)	0	44,633,012,000	0	0	
ract]									
[abstract]									
	0	0	0	(180,374,350,000)	0	0	0	0	
ome	0	0	0	0	0	1,287,215,000	0	0	
me	0	0	0	(180,374,350,000)	0	1,287,215,000	0	0	
	0	0	0	0	0	0	0	0	
distributions to owners	0	0	0	0	0	0	0	0	
ntributions by owners, equity	0	0	0	0	0	0	0	0	
istributions to owners, equity	0	0	0	0	0	0	0	0	
igh other changes, equity	0	0	0	(24,957,000)	0	0	0	0	
igh treasury share transactions, equity	0	0	0	0	0	0	0	0	
igh changes in ownership interests in subsidiaries that do not result	0	0	0	0	0	0	0	0	
igh share-based payment transactions, equity	0	0	0	0	0	0	0	0	
serve of cash flow hedges and included in initial cost or other iancial asset (liability) or firm commitment for which fair value hedge	0	0	0	0	0	0	0	0	
serve of change in value of time value of options and included in g amount of non-financial asset (liability) or firm commitment for counting is applied	0	0	0	0	0	0	0	0	
serve of change in value of forward elements of forward contracts or other carrying amount of non-financial asset (liability) or firm value hedge accounting is applied	0	0	0	0	0	0	0	0	
serve of change in value of foreign currency basis spreads and ther carrying amount of non-financial asset (liability) or firm value hedge accounting is applied	0	0	0	0	0	0	0	0	
in equity	0	0	0	(180,399,307,000)	0	1,287,215,000	0	0	
	400,275,038,000	0	0	(1,932,104,655,000)	0	45,920,227,000	0	0	

Sheet 2 of 3	Components of equity [axis]								
	Reserve of change in value of forward elements of forward contracts [member]	Reserve of change in value of foreign currency basis spreads [member]	Reserve of gains and losses on financial assets measured at fair value through other comprehensive income [member]	Reserve of gains and losses on remeasuring available-for-sale financial assets [member]	Reserve of share-based payments [member]	Reserve of remeasurements of defined benefit plans [member]	Amount recognised in other comprehensive income and accumulated in equity relating to non-current assets or disposal groups held for sale [member]	Reserve of gains and losses from investments in equity instruments [member]	Reserve of change in fair value of financial lia change in credit risk of liability [m
equity [line items]									
iod	0	0	0	0	0	(195,768,340,000)	0	0	
ract]									
[abstract]									
	0	0		0	0	0	0	0	
ome	0	0		0	0	222,547,034,000	0	0	
me	0	0		0	0	222,547,034,000	0	0	
	0	0		0	0	0	0	0	
distributions to owners	0	0		0	0	0	0	0	
ntributions by owners, equity	0	0		0	0	0	0	0	
istributions to owners, equity	0	0		0	0	0	0	0	
gh other changes, equity	0	0		0	0	0	0	0	
gh treasury share transactions, equity	0	0		0	0	0	0	0	
gh changes in ownership interests in subsidiaries that do not result	0	0		0	0	0	0	0	
gh share-based payment transactions, equity	0	0		0	0	0	0	0	
serve of cash flow hedges and included in initial cost or other nancial asset (liability) or firm commitment for which fair value hedge	0	0		0	0	0	0	0	
serve of change in value of time value of options and included in g amount of non-financial asset (liability) or firm commitment for counting is applied	0	0		0	0	0	0	0	
serve of change in value of forward elements of forward contracts or other carrying amount of non-financial asset (liability) or firm value hedge accounting is applied	0	0		0	0	0	0	0	
serve of change in value of foreign currency basis spreads and ther carrying amount of non-financial asset (liability) or firm value hedge accounting is applied	0	0		0	0	0	0	0	
in equity	0	0		0	0	222,547,034,000	0	0	
	0	0	0	0	0	26,778,694,000	0	0	

Sheet 3 of 3	Components of equity [axis]						
	Reserve for catastrophe [member]	Reserve for equalisation [member]	Reserve of discretionary participation features [member]	Other comprehensive income [member]	Other reserves [member]	Equity attributable to owners of parent [member]	Non-controlling interests [member]
equity [line items]							
iod	0	0	0	(751,854,000)	(151,887,182,000)	(1,503,317,492,000)	965,107,000
ract]							
[abstract]							
	0	0	0	0	0	(180,374,350,000)	(45,487,000)
ome	0	0	0	0	223,834,249,000	223,834,249,000	(442,502,000)
me	0	0	0	0	223,834,249,000	43,459,899,000	(487,989,000)
	0	0	0	0	0	0	0
distributions to owners	0	0	0	0	0	0	0
ntributions by owners, equity	0	0	0	0	0	0	0
istributions to owners, equity	0	0	0	0	0	0	0
gh other changes, equity	0	0	0	0	0	(24,957,000)	0
gh treasury share transactions, equity	0	0	0	0	0	0	0
gh changes in ownership interests in subsidiaries that do not result	0	0	0	0	0	0	0
gh share-based payment transactions, equity	0	0	0	0	0	0	0
serve of cash flow hedges and included in initial cost or other nancial asset (liability) or firm commitment for which fair value hedge	0	0	0	0	0	0	0
serve of change in value of time value of options and included in g amount of non-financial asset (liability) or firm commitment for counting is applied	0	0	0	0	0	0	0
serve of change in value of forward elements of forward contracts or other carrying amount of non-financial asset (liability) or firm value hedge accounting is applied	0	0	0	0	0	0	0
serve of change in value of foreign currency basis spreads and ther carrying amount of non-financial asset (liability) or firm value hedge accounting is applied	0	0	0	0	0	0	0
in equity	0	0	0	0	223,834,249,000	43,434,942,000	(487,989,000)
	0	0	0	(751,854,000)	71,947,067,000	(1,459,882,550,000)	477,118,000

[700000] Informative data about the Statement of financial position

Concept	Close Current Quarter 2019-12-31	Close Previous Exercise 2018-12-31
Informative data of the Statement of Financial Position [abstract]		
Capital stock (nominal)	522,406,038,000	400,275,038,000
Restatement of capital stock	0	0
Plan assets for pensions and seniority premiums	137,556,141	4,973,609,213
Number of executives	0	0
Number of employees	125,735	128,021
Number of workers	0	0
Outstanding shares	0	0
Repurchased shares	0	0
Restricted cash	0	0
Guaranteed debt of associated companies	0	0

[700002] Informative data about the Income statement

Concept	Accumulated Current Year 2019-01-01 - 2019-12-31	Accumulated Previous Year 2018-01-01 - 2018-12-31	Quarter Current Year 2019-10-01 - 2019-12-31	Quarter Previous Year 2018-10-01 - 2018-12-31
Informative data of the Income Statement [abstract]				
Operating depreciation and amortization	137,187,010,000	153,382,040,000	35,219,648,000	44,288,554,000

[700003] Informative data - Income statement for 12 months

Concept	Current Year 2019-01-01 - 2019-12-31	Previous Year 2018-01-01 - 2018-12-31
Informative data - Income Statement for 12 months [abstract]		
Revenue	1,401,971,185,000	1,681,119,150,000
Profit (loss) from operating activities	37,029,570,000	367,400,407,000
Profit (loss)	(347,911,083,000)	(180,419,837,000)
Profit (loss), attributable to owners of parent	(347,289,362,000)	(180,374,350,000)
Operating depreciation and amortization	137,187,010,000	153,382,040,000

kdown of credits

	Foreign institution (yes/no)	Contract signing date	Expiration date	Interest rate	Denomination [axis]										
					Domestic currency [member]						Foreign currency [member]				
					Time interval [axis]						Time interval [axis]				
					Current year [member]	Until 1 year [member]	Until 2 years [member]	Until 3 years [member]	Until 4 years [member]	Until 5 years or more [member]	Current year [member]	Until 1 year [member]	Until 2 years [member]	Until 3 years [member]	Until 4 y [memb
[redacted]															
					0	0	0	0	0	0	0	0	0	0	
[redacted]															
	SI	2010-12-30	2020-12-30	LIBORUSD06 1.92% + 0.70	0	0	0	0	0	0	0	257,281,000	0	0	
	SI	2011-12-29	2022-03-30	LIBORUSD06 2.06% + 0.28	0	0	0	0	0	0	0	376,904,000	376,904,000	181,464,000	
	SI	2010-12-14	2020-12-21	LIBORUSD06 1.90% + 0.30	0	0	0	0	0	0	0	753,808,000	0	0	
	SI	2018-11-30	2028-11-14	LIBORUSD06 1.93% + 0.80	0	0	0	0	0	0	0	471,130,000	471,130,000	471,130,000	471,
	SI	2015-09-30	2025-12-15	LIBORUSD06 1.89% + 0.45	0	0	0	0	0	0	0	942,260,000	942,260,000	942,260,000	942,
	SI	2015-09-30	2025-12-15	LIBORUSD06 1.89% + 0.45	0	0	0	0	0	0	0	895,147,000	895,147,000	895,147,000	895,
	SI	2010-11-08	2020-11-09	LIBORUSD06 1.92% + 0.30	0	0	0	0	0	0	0	942,260,000	0	0	
	SI	2016-05-31	2021-05-28	LIBORUSD06 1.91% + 1.35	0	0	0	0	0	0	0	0	5,634,297,000	0	
	SI	2017-12-21	2022-12-21	LIBORUSD06 1.92% + 1.75	0	0	0	0	0	0	0	0	0	5,645,093,000	
	SI	2010-04-15	2020-04-15	LIBORUSD06 1.94% + 0.75	0	0	0	0	0	0	0	99,415,000	0	0	
	SI	2010-04-29	2020-03-31	LIBORUSD06 2.06% + 0.70	0	0	0	0	0	0	0	126,761,000	0	0	
	SI	2011-09-23	2021-06-30	LIBORUSD06 1.92% + 0.68	0	0	0	0	0	0	0	154,164,000	76,010,000	0	
	SI	2018-04-12	2025-02-10	LIBORUSD06 2.05% + 0.70	0	0	0	0	0	0	0	487,556,000	487,556,000	487,556,000	487,
	SI	2010-12-13	2020-12-21	LIBORUSD06 1.90% + 0.30	0	0	0	0	0	0	0	376,904,000	0	0	
	SI	2011-12-23	2021-12-30	LIBORUSD06 1.92% + 0.24	0	0	0	0	0	0	0	753,808,000	745,124,000	0	
	SI	2011-12-23	2021-12-30	LIBORUSD06 1.92% + 0.40	0	0	0	0	0	0	0	188,452,000	186,257,000	0	
	SI	2010-03-25	2020-03-24	LIBORUSD06 2.07% + 1.71	0	0	0	0	0	0	0	664,859,000	0	0	
	SI	2010-12-14	2020-12-21	LIBORUSD06 1.90% + 0.30	0	0	0	0	0	0	0	376,904,000	0	0	
	SI	2010-12-13	2020-12-21	LIBORUSD06 1.90% + 0.29	0	0	0	0	0	0	0	376,904,000	0	0	
	SI	2019-07-17	2028-01-29	LIBORUSD 2.18% + 0.92	0	0	0	0	0	0	0	243,693,000	487,386,000	487,386,000	487,
	SI	2011-12-28	2021-12-30	2.4500 FIJA	0	0	0	0	0	0	0	565,356,000	565,280,000	0	
	SI	2018-12-31	2019-12-31		0	0	0	0	0	0	0	149,024,000	0	0	
					0	0	0	0	0	0	0	9,202,590,000	10,867,351,000	9,110,036,000	3,283,
[redacted]															
	NO	2014-12-23	2025-03-19	TIIE a 91 dias 7.46% + 0.85	0	975,610,000	975,610,000	975,610,000	975,610,000	1,151,296,000	0	0	0	0	

	Foreign institution (yes/no)	Contract signing date	Expiration date	Interest rate	Denomination [axis]										
					Domestic currency [member]						Foreign currency [member]				
					Time interval [axis]						Time interval [axis]				
					Current year [member]	Until 1 year [member]	Until 2 years [member]	Until 3 years [member]	Until 4 years [member]	Until 5 years or more [member]	Current year [member]	Until 1 year [member]	Until 2 years [member]	Until 3 years [member]	Until 4 y [mem
	NO	2019-08-14	2020-01-29	TIIE a 28 dias 7.78% + 1.15	0	10,000,000,000	0	0	0	0	0	0	0	0	
	NO	2019-12-23	2020-02-17	TIIE a 28 dias 7.72% + 1.15	0	6,000,000,000	0	0	0	0	0	0	0	0	
	NO	2019-11-19	2020-01-08	TIIE a 28 dias 7.56% + 1.50	0	3,000,000,000	0	0	0	0	0	0	0	0	
	SI	2018-09-04	2023-08-23	LIBORUSD01 1.91% + 1.75	0	0	0	0	0	0	0	0	0	0	3,690,
	NO	2014-12-19	2025-01-02	TIIE a 91 dias 7.65% + 0.95	0	487,805,000	487,805,000	487,805,000	487,805,000	576,617,000	0	0	0	0	
	NO	2015-07-10	2025-07-07	TIIE a 91 dias 7.93% + 0.95	0	1,800,000,000	1,800,000,000	1,800,000,000	1,800,000,000	3,001,858,000	0	0	0	0	
	NO	2015-10-07	2023-09-29	TIIE a 91 dias 7.45% + 1.24	0	800,000,000	800,000,000	800,000,000	562,682,000	0	0	0	0	0	
	NO	2019-05-27	2025-01-02	TIIE a 91 dias 7.63% + 1.25	0	0	0	0	0	5,006,467,000	0	0	0	0	
	NO	2019-11-21	2020-01-28	TIIE a 28 dias 7.56% + 1.50	0	6,000,000,000	0	0	0	0	0	0	0	0	
	NO	2019-12-04	2020-01-28	TIIE a 28 dias 7.56% + 1.95	0	12,000,000,000	0	0	0	0	0	0	0	0	
	NO	2014-07-29	2024-07-25	TIIE a 91 dias 7.84% + 0.95	0	2,600,000,000	2,600,000,000	2,600,000,000	2,600,000,000	1,813,909,000	0	0	0	0	
	NO	2014-09-09	2024-07-25	TIIE a 91 dias 7.84% + 0.95	0	400,000,000	400,000,000	400,000,000	400,000,000	254,823,000	0	0	0	0	
	NO	2015-10-22	2022-10-14	TIIE a 91 dias 7.91% + 1.15	0	1,250,000,000	1,250,000,000	1,217,700,000	0	0	0	0	0	0	
	SI	2019-12-02	2020-02-04	US0001W 1.63% + 1.85	0	0	0	0	0	0	0	2,826,780,000	0	0	
	SI	2019-12-05	2020-02-04	US0001W 1.63% + 1.85	0	0	0	0	0	0	0	5,088,204,000	0	0	
	SI	2019-12-31	2020-02-04	US0001W 1.63% + 1.85	0	0	0	0	0	0	0	4,711,300,000	0	0	
	SI	2017-05-24	2020-05-15	LIBORUSD03 1.91% + 1.65	0	0	0	0	0	0	0	3,783,687,000	0	0	
	SI	2017-07-14	2020-05-15	LIBORUSD03 2.00% + 1.65	0	0	0	0	0	0	0	3,770,318,000	0	0	
	SI	2017-12-27	2020-12-18	LIBORUSD03 1.95% + 1.65	0	0	0	0	0	0	0	3,778,256,000	0	0	
	NO	2016-04-18	2023-03-15	5.1100 FIJA	0	0	0	0	0	0	0	0	0	0	10,576,
	NO	2017-04-19	2024-04-06	5.2500 FIJA	0	0	0	0	0	0	0	438,982,000	585,310,000	585,310,000	585,
	NO	2012-12-21	2022-12-21	6.5500 FIJA	0	0	0	1,999,293,000	0	0	0	0	0	0	
	SI	2019-12-13	2024-06-28	LIBORUSD01 1.74% + 2.35	0	0	0	0	0	0	0	0	0	0	
	SI	2019-09-18	2020-01-15	2.9151 FIJA	0	0	0	0	0	0	0	2,694,864,000	0	0	
	SI	2019-12-03	2020-01-13	3.7522 FIJA	0	0	0	0	0	0	0	2,826,780,000	0	0	
	NO	2019-12-17	2020-01-06	3.4469 FIJA	0	0	0	0	0	0	0	5,653,560,000	0	0	
	NO	2019-12-03	2020-01-06	2.6732 FIJA	0	0	0	0	0	0	0	3,769,040,000	0	0	
	NO	2019-11-05	2020-01-06	2.7378 FIJA	0	0	0	0	0	0	0	2,826,780,000	0	0	
	NO	2017-12-17	2025-12-26	LIBORUSD03 + 2.5	0	0	0	0	0	0	0	785,468,000	785,468,000	785,468,000	785,
	SI	2019-12-27	2020-01-07	3.8341 FIJA	0	0	0	0	0	0	0	11,552,108,000	0	0	
	SI	2018-06-30	2021-05-31	2.0467 FIJA	0	0	0	0	0	0	0	705,000	294,000	0	
	SI	2019-05-08	2020-12-31	EURIBOR6M 0.00% + 2.5	0	0	0	0	0	0	0	983,647,000	0	0	
	SI	2019-12-27	2020-01-01	FED + 1.3	0	0	0	0	0	0	0	129,952,000	0	0	

	Foreign institution (yes/no)	Contract signing date	Expiration date	Interest rate	Denomination [axis]										
					Domestic currency [member]						Foreign currency [member]				
					Time interval [axis]						Time interval [axis]				
					Current year [member]	Until 1 year [member]	Until 2 years [member]	Until 3 years [member]	Until 4 years [member]	Until 5 years or more [member]	Current year [member]	Until 1 year [member]	Until 2 years [member]	Until 3 years [member]	Until 4 y [mem
	NO	2011-05-11	2021-05-11	5.2800 FIJA	0	0	0	0	0	0	0	90,102,000	38,966,000	0	
	NO	2012-03-27	2022-01-27	3.8000 FIJA	0	0	0	0	0	0	0	81,625,000	84,783,000	7,215,000	
	NO	2013-02-28	2023-02-07	3.8000 FIJA	0	0	0	0	0	0	0	70,484,000	73,299,000	76,171,000	12,
	NO	2013-02-28	2023-02-07	3.8000 FIJA	0	0	0	0	0	0	0	70,484,000	73,299,000	76,171,000	12,
	NO	2012-02-14	2021-12-30	3.5000 FIJA	0	0	0	0	0	0	0	72,690,000	74,701,000	0	
	NO	2012-02-14	2021-12-28	3.5000 FIJA	0	0	0	0	0	0	0	72,658,000	74,452,000	0	
	NO	2012-02-14	2021-12-20	3.5000 FIJA	0	0	0	0	0	0	0	81,336,000	83,253,000	0	
	NO	2012-02-14	2021-12-28	3.5000 FIJA	0	0	0	0	0	0	0	81,263,000	83,270,000	0	
	NO	2013-06-07	2023-04-24	3.5000 FIJA	0	0	0	0	0	0	0	69,969,000	70,898,000	74,928,000	25,
	NO	2013-03-26	2021-12-30	3.5000 FIJA	0	0	0	0	0	0	0	70,066,000	71,064,000	74,978,000	12,
	NO	2016-06-17	2027-01-17	TIIE28 4.1046 + 0.9	0	124,992,000	132,306,000	140,048,000	148,242,000	513,939,000	0	0	0	0	
	NO	2016-01-28	2030-09-30	LIBORUSD01 1.7625 + 3.5	0	0	0	0	0	0	0	168,251,000	185,187,000	196,232,000	209,
	NO	2016-01-28	2030-09-30	LIBORUSD01 1.7625 + 3.5	0	0	0	0	0	0	0	139,934,000	154,019,000	163,206,000	174,
	NO	2016-01-28	2030-09-30	LIBORUSD01 1.7625 + 3.5	0	0	0	0	0	0	0	131,871,000	145,145,000	153,801,000	164,
	NO	2016-01-28	2030-09-30	LIBORUSD01 1.7625 + 3.5	0	0	0	0	0	0	0	108,099,000	118,980,000	126,076,000	134,
	NO	2016-01-28	2030-09-30	LIBORUSD01 1.7625 + 3.5	0	0	0	0	0	0	0	108,099,000	118,980,000	126,076,000	134,
	NO	2016-04-29	2029-08-20	TIIE28 7.555 + 2.95	0	7,870,000	10,744,000	13,918,000	17,425,000	180,965,000	0	0	0	0	
	NO	2018-12-31	2019-12-31		0	668,995,000	0	0	0	0	0	668,194,000	0	0	
					0	46,115,272,000	8,456,465,000	10,434,374,000	6,991,764,000	12,499,874,000	0	57,705,556,000	2,821,368,000	2,445,632,000	16,519,
	SI	2007-07-23	2022-08-23	8.0000 FIJA	0	0	0	0	0	0	0	490,994,000	476,155,000	317,437,000	
	SI	2017-12-05	2022-11-10	11.2600 FIJA	0	0	0	0	0	0	0	49,000	55,000	60,000	
	SI	2016-06-17	2031-06-17	8.3800 FIJA	0	0	0	0	0	0	0	1,007,704,000	1,095,523,000	1,190,996,000	1,294,
	SI	2016-07-07	2036-07-08	8.8900 FIJA	0	0	0	0	0	0	0	563,207,000	563,207,000	563,207,000	563,
	SI	2005-02-01	2021-07-31	LIBORUSD01 1.7625 + 1.50	0	0	0	0	0	0	0	755,860,000	0	0	
	SI	2018-12-31	2019-12-31		0	0	0	0	0	0	0	0	0	0	
					0	0	0	0	0	0	0	2,817,814,000	2,134,940,000	2,071,700,000	1,857,
					0	46,115,272,000	8,456,465,000	10,434,374,000	6,991,764,000	12,499,874,000	0	69,725,960,000	15,823,659,000	13,627,368,000	21,660,
	NO	2014-11-27	2020-11-19	TIIE28 7.555% + 0.15	0	4,996,427,000	0	0	0	0	0	0	0	0	
	NO	2015-07-16	2020-11-19	TIIE28 7.555% + 0.15	0	649,366,000	0	0	0	0	0	0	0	0	
	NO	2019-06-06	2020-11-19	TIIE28 7.555% + 0.15	0	4,292,916,000	0	0	0	0	0	0	0	0	
	SI	2016-12-13	2022-03-11	LIBORUSD03 1.89% + 3.65	0	0	0	0	0	0	0	0	0	10,654,816,000	
	SI	2018-05-24	2023-08-24	EURIBOR03 -0.41% + 2.40	0	0	0	0	0	0	0	0	0	0	13,734,
	NO	2019-12-23	2024-12-16	TIIE28 7.71% + 1.15	0	0	0	0	0	5,090,229,000	0	0	0	0	
	NO	2010-02-08	2020-01-27	9.1000 FIJA	0	10,009,595,000	0	0	0	0	0	0	0	0	
	NO	2011-12-07	2021-11-24	7.6500 FIJA	0	0	20,004,204,000	0	0	0	0	0	0	0	
	NO	2013-09-26	2024-09-12	7.1900 FIJA	0	0	0	0	0	57,381,081,000	0	0	0	0	
	NO	2014-11-27	2026-11-12	7.4700 FIJA	0	0	0	0	0	30,985,764,000	0	0	0	0	
	NO	2010-02-08	2020-01-27	4.2000 FIJA	0	5,137,194,000	0	0	0	0	0	0	0	0	

	Foreign institution (yes/no)	Contract signing date	Expiration date	Interest rate	Denomination [axis]										
					Domestic currency [member]						Foreign currency [member]				
					Time interval [axis]						Time interval [axis]				
					Current year [member]	Until 1 year [member]	Until 2 years [member]	Until 3 years [member]	Until 4 years [member]	Until 5 years or more [member]	Current year [member]	Until 1 year [member]	Until 2 years [member]	Until 3 years [member]	Until 4 y [mem
	NO	2011-10-03	2021-09-20	3.5500 FIJA	0	0	4,183,481,000	0	0	0	0	0	0	0	
	NO	2014-01-30	2026-01-15	3.9400 FIJA	0	0	0	0	0	20,362,077,000	0	0	0	0	
	NO	2012-11-29	2028-05-11	3.0200 FIJA	0	0	0	0	0	4,611,805,000	0	0	0	0	
	NO	2015-09-30	2035-09-05	5.2300 FIJA	0	0	0	0	0	7,093,964,000	0	0	0	0	
	SI	2015-12-08	2020-12-08	1.5000 FIJA	0	0	0	0	0	0	0	11,669,169,000	0	0	
	SI	2018-06-04	2023-12-04	1.7500 FIJA	0	0	0	0	0	0	0	0	0	0	7,081,
	SI	2016-06-14	2021-12-14	2.3750 FIJA	0	0	0	0	0	0	0	0	2,920,578,000	0	
	SI	2001-11-14	2022-02-01	8.6250 FIJA	0	0	0	0	0	0	0	0	0	1,688,700,000	
	SI	2005-06-08	2035-06-15	6.6250 FIJA	0	0	0	0	0	0	0	0	0	0	
	SI	2008-06-04	2038-06-15	6.6250 FIJA	0	0	0	0	0	0	0	0	0	0	
	SI	2005-02-22	2025-02-24	5.5000 FIJA	0	0	0	0	0	0	0	0	0	0	
	SI	2013-11-27	2020-11-27	3.1250 FIJA	0	0	0	0	0	0	0	27,489,899,000	0	0	
	SI	2014-04-16	2026-04-16	3.7500 FIJA	0	0	0	0	0	0	0	0	0	0	
	SI	2015-04-21	2022-04-21	1.8750 FIJA	0	0	0	0	0	0	0	0	0	21,120,041,000	
	SI	2015-04-21	2027-04-21	2.7500 FIJA	0	0	0	0	0	0	0	0	0	0	
	SI	2015-11-06	2030-11-06	4.6250 FIJA	0	0	0	0	0	0	0	0	0	0	
	SI	2016-03-15	2023-03-15	5.1250 FIJA	0	0	0	0	0	0	0	0	0	0	18,987,
	SI	2017-02-21	2021-08-21	2.5000 FIJA	0	0	0	0	0	0	0	0	36,993,112,000	0	
	SI	2017-02-21	2024-02-21	3.7500 FIJA	0	0	0	0	0	0	0	0	0	0	
	SI	2017-02-21	2028-02-21	4.8750 FIJA	0	0	0	0	0	0	0	0	0	0	
	SI	2018-05-24	2022-11-24	2.5000 FIJA	0	0	0	0	0	0	0	0	0	12,632,020,000	
	SI	2018-05-24	2025-11-24	3.6250 FIJA	0	0	0	0	0	0	0	0	0	0	
	SI	2018-05-24	2029-02-26	4.7500 FIJA	0	0	0	0	0	0	0	0	0	0	
	SI	2002-12-05	2023-12-05	3.5000 FIJA	0	0	0	0	0	0	0	0	0	0	5,202,
	SI	2009-06-02	2022-06-02	8.2500 FIJA	0	0	0	0	0	0	0	0	0	8,725,102,000	
	SI	2017-11-16	2025-11-16	3.7500 FIJA	0	0	0	0	0	0	0	0	0	0	
	SI	1993-03-01	2023-12-01	8.6250 FIJA	0	0	0	0	0	0	0	0	0	0	1,356,
	SI	1997-09-18	2027-09-16	9.5000 FIJA	0	0	0	0	0	0	0	0	0	0	
	SI	2004-12-30	2027-09-15	9.5000 FIJA	0	0	0	0	0	0	0	0	0	0	
	SI	2010-02-05	2020-03-05	6.0000 FIJA	0	0	0	0	0	0	0	6,085,307,000	0	0	
	SI	2010-07-21	2021-01-21	5.5000 FIJA	0	0	0	0	0	0	0	0	20,664,288,000	0	
	SI	2010-08-30	2035-06-15	6.6250 FIJA	0	0	0	0	0	0	0	0	0	0	
	SI	2010-09-28	2050-12-28	6.6250 FIJA	0	0	0	0	0	0	0	0	0	0	
	SI	2011-06-02	2041-06-02	6.5000 FIJA	0	0	0	0	0	0	0	0	0	0	
	SI	2012-01-24	2022-01-24	4.8750 FIJA	0	0	0	0	0	0	0	0	0	14,726,466,000	
	SI	2012-06-26	2044-06-27	5.5000 FIJA	0	0	0	0	0	0	0	0	0	0	
	SI	2013-01-30	2023-01-30	3.5000 FIJA	0	0	0	0	0	0	0	0	0	0	25,379,
	SI	2013-07-18	2024-01-18	4.8750 FIJA	0	0	0	0	0	0	0	0	0	0	
	SI	2014-01-23	2045-01-23	6.3750 FIJA	0	0	0	0	0	0	0	0	0	0	
	SI	2014-10-15	2025-01-15	4.2500 FIJA	0	0	0	0	0	0	0	0	0	0	
	SI	2015-01-23	2020-07-23	3.5000 FIJA	0	0	0	0	0	0	0	8,032,789,000	0	0	
	SI	2015-01-23	2026-01-23	4.5000 FIJA	0	0	0	0	0	0	0	0	0	0	
	SI	2015-01-23	2046-01-23	5.6300 FIJA	0	0	0	0	0	0	0	0	0	0	
	SI	2016-02-04	2021-02-04	6.3750 FIJA	0	0	0	0	0	0	0	0	6,190,745,000	0	
	SI	2016-02-04	2026-08-04	6.8750 FIJA	0	0	0	0	0	0	0	0	0	0	
	SI	2016-09-21	2023-09-21	4.6300 FIJA	0	0	0	0	0	0	0	0	0	0	19,225,
	SI	2016-09-21	2047-09-21	6.7500 FIJA	0	0	0	0	0	0	0	0	0	0	
	SI	2016-12-13	2022-03-13	5.3750 FIJA	0	0	0	0	0	0	0	0	0	11,290,483,000	

	Foreign institution (yes/no)	Contract signing date	Expiration date	Interest rate	Denomination [axis]										
					Domestic currency [member]						Foreign currency [member]				
					Time interval [axis]						Time interval [axis]				
					Current year [member]	Until 1 year [member]	Until 2 years [member]	Until 3 years [member]	Until 4 years [member]	Until 5 years or more [member]	Current year [member]	Until 1 year [member]	Until 2 years [member]	Until 3 years [member]	Until 4 y [memb
	SI	2016-12-13	2027-03-13	6.5000 FIJA	0	0	0	0	0	0	0	0	0	0	
	SI	2018-02-12	2028-02-12	5.3500 FIJA	0	0	0	0	0	0	0	0	0	0	
	SI	2018-02-12	2048-02-12	6.3500 FIJA	0	0	0	0	0	0	0	0	0	0	
	SI	2018-10-23	2029-01-23	6.5000 FIJA	0	0	0	0	0	0	0	0	0	0	
	SI	2019-09-23	2027-01-23	6.4900 FIJA	0	0	0	0	0	0	0	0	0	0	
	SI	2019-09-23	2030-01-23	6.8400 FIJA	0	0	0	0	0	0	0	0	0	0	
	SI	2019-09-23	2050-01-23	7.6900 FIJA	0	0	0	0	0	0	0	0	0	0	
	NO	2018-12-31	2019-12-31		0	2,624,382,000	0	0	0	0	0	28,893,516,000	0	0	
					0	27,709,880,000	24,187,685,000	0	0	125,524,920,000	0	82,170,680,000	66,768,723,000	80,837,628,000	90,967,
					0	0	0	0	0	0	0	0	0	0	
					0	0	0	0	0	0	0	0	0	0	
	SI	2013-09-30	2024-02-15	LIBORUSD03 1.91% + 0.43	0	0	0	0	0	0	0	1,413,390,000	1,413,390,000	1,413,390,000	1,413,
	SI	2014-10-14	2025-04-15	LIBORUSD03 2.00% + 0.35	0	0	0	0	0	0	0	942,260,000	942,260,000	942,260,000	942,
	SI	2008-09-19	2020-09-29	LIBORJPY06 0.18% + 0.75	0	0	0	0	0	0	0	11,097,600,000	0	0	
	SI	2012-07-06	2022-12-20	1.9500 FIJA	0	0	0	0	0	0	0	753,808,000	753,808,000	757,588,000	
	SI	2012-07-06	2022-12-20	2.0000 FIJA	0	0	0	0	0	0	0	753,808,000	753,808,000	756,620,000	
	SI	2012-07-26	2022-12-20	1.7000 FIJA	0	0	0	0	0	0	0	753,808,000	753,808,000	757,194,000	
	SI	2016-07-26	2026-07-24	0.5400 FIJA	0	0	0	0	0	0	0	0	0	0	
	SI	2013-09-19	2024-02-15	2.8300 FIJA	0	0	0	0	0	0	0	753,808,000	753,808,000	753,808,000	753,
	SI	2013-11-04	2024-02-15	2.2900 FIJA	0	0	0	0	0	0	0	659,582,000	659,582,000	659,582,000	659,
	SI	2014-10-20	2025-04-15	2.3780 FIJA	0	0	0	0	0	0	0	942,260,000	942,260,000	942,260,000	942,
	SI	2015-07-31	2025-12-15	2.4600 FIJA	0	0	0	0	0	0	0	989,373,000	989,373,000	989,373,000	989,
	SI	2018-12-31	2019-12-31		0	0	0	0	0	0	0	142,696,000	0	0	
					0	0	0	0	0	0	0	19,202,393,000	7,962,097,000	7,972,075,000	5,700,
te															
					0	27,709,880,000	24,187,685,000	0	0	125,524,920,000	0	101,373,073,000	74,730,820,000	88,809,703,000	96,668,
ith															
ith															
					0	0	0	0	0	0	0	0	0	0	
ties															
					0	0	0	0	0	0	0	0	0	0	
					0	0	0	0	0	0	0	0	0	0	
					0	0	0	0	0	0	0	0	0	0	
					0	0	0	0	0	0	0	0	0	0	

	Foreign institution (yes/no)	Contract signing date	Expiration date	Interest rate	Denomination [axis]										
					Domestic currency [member]						Foreign currency [member]				
					Time interval [axis]						Time interval [axis]				
					Current year [member]	Until 1 year [member]	Until 2 years [member]	Until 3 years [member]	Until 4 years [member]	Until 5 years or more [member]	Current year [member]	Until 1 year [member]	Until 2 years [member]	Until 3 years [member]	Until 4 y [memb
ties															
					0	0	0	0	0	0	0	0	0	0	
					0	73,825,152,000	32,644,150,000	10,434,374,000	6,991,764,000	138,024,794,000	0	171,099,033,000	90,554,479,000	102,437,071,000	118,328,

	Currencies [axis]				
	Dollars [member]	Dollar equivalent in pesos [member]	Other currencies equivalent in dollars [member]	Other currencies equivalent in pesos [member]	Total pesos [member]
Foreign currency position [abstract]					
Monetary assets [abstract]					
Current monetary assets	11,814,439,000	222,645,473,000	2,255,000	42,489,000	222,687,962,000
Non-current monetary assets	2,881,000	54,285,000	0	0	54,285,000
Total monetary assets	11,817,320,000	222,699,758,000	2,255,000	42,489,000	222,742,247,000
Liabilities position [abstract]					
Current liabilities	16,507,234,000	311,082,118,000	2,500,142,000	47,115,672,000	358,197,790,000
Non-current liabilities	59,546,733,000	1,122,170,095,000	34,705,303,000	654,028,377,000	1,776,198,472,000
Total liabilities	76,053,967,000	1,433,252,213,000	37,205,445,000	701,144,049,000	2,134,396,262,000
Net monetary assets (liabilities)	(64,236,647,000)	(1,210,552,455,000)	(37,203,190,000)	(701,101,560,000)	(1,911,654,015,000)

	Income type [axis]			
	National income [member]	Export income [member]	Income of subsidiaries abroad [member]	Total income [member]
PETROLÍFEROS				
COMBUSTOLEO	28,003,190,000	22,756,527,000		50,759,717,000
DIESEL	193,587,043,000	0		193,587,043,000
GAS L.P.	32,491,937,000	245,254,000		32,737,191,000
GASOLINA MAGNA SIN	370,302,682,000	0		370,302,682,000
GASOLINA PREMIUM	74,858,975,000	0		74,858,975,000
TURBOSINA	55,487,372,000	0		55,487,372,000
PETRÓLEO CRUDO	0	430,384,775,000		430,384,775,000
NAFTAS	0	11,576,993,000		11,576,993,000
VENTAS DE CÍAS. SUBSIDIARIAS	0	111,796,614,000		111,796,614,000
OTROS REFINADOS	0	4,346,059,000		4,346,059,000
REFINADOS, GASES Y AROMÁTICOS				
GAS SECO	28,457,651,000	30,826,000		28,488,477,000
ASFALTOS	6,058,250,000	0		6,058,250,000
PROPILENO Y DERIVADOS	980,748,000	0		980,748,000
OTROS REFINADOS	1,604,125,000	0		1,604,125,000
FERTILIZANTES				
AMONIACO	1,634,299,000	0	0	1,634,299,000
FOSFATADOS	1,886,117,000	4,038,500,000	0	5,924,617,000
NITROGENADOS	938,348,000	44,161,000	0	982,509,000
ÁCIDOS	431,221,000	0		431,221,000
OTROS FERTILIZANTES	1,154,729,000	12,030,000	0	1,166,759,000
ETILENO				
POLIETILENO	5,742,477,000	0	0	5,742,477,000
ÓXIDO DE ETILENO	2,032,950,000	0		2,032,950,000
MONOETILENGLICOL	1,030,680,000	0	0	1,030,680,000
OTROS ETILENO	337,419,000	610,553,000	0	947,972,000
INGRESOS POR SERVICIOS				
INGRESOS POR SERVICIOS	9,108,680,000	0	0	9,108,680,000
TOTAL	816,128,893,000	585,842,292,000	0	1,401,971,185,000

[800007] Annex - Financial derivate instruments

Management discussion about the policy uses of financial derivate instruments, explaining if these policies are allowed just for coverage or for other uses like trading [text block]

PEMEX faces market risk caused by the volatility of hydrocarbon prices, exchange rates and interest rates, credit risk associated with investments and financial derivatives, as well as liquidity risk. In order to monitor and manage these risks, PEMEX has approved general provisions relating to financial risk management, which are comprised of policies and guidelines that promote an integrated framework for risk management, regulate the use of DFIs, and guide the development of risk mitigation strategies.

This regulatory framework establishes that DFIs should be used only for the purpose of mitigating financial risk. The use of DFIs for any other purpose must be approved in accordance with PEMEX's current internal regulation. PEMEX has a Financial Risk Working Group (FRWG) which is a specialized working group with decision-making authority on financial risk exposure, financial risk mitigation schemes, and DFIs trading of Petróleos Mexicanos, the subsidiary entities, and where applicable, the subsidiary companies.

Approved DFIs are mainly traded on the OTC (Over the Counter) market; however, exchange traded instruments may also be used. In the case of PMI Trading DAC, DFIs are traded on CME-ClearPort.

The different types of DFIs that PEMEX trades are described below in the subsections corresponding to each risk type and as related to the applicable trading markets.

One of PEMEX's policies is to contribute minimizing the impact that unfavorable changes in financial risk factors have on its financial results by promoting an adequate balance between incoming cash flows from operations and outgoing cash flows related to its liabilities.

As part of the regulatory framework for financial risk management, PEMEX has established the eligible counterparties with which PEMEX may trade DFIs and other financial instruments.

In addition, certain PMI companies have implemented a regulatory framework for risk management with respect to its activities, which consists of policies, guidelines and procedures to manage the market risk associated with its commodity trading activities in accordance with industry best practices, such as: 1) the use of DFIs for financial risk mitigation purposes; 2) the segregation of duties; 3) valuation and monitoring mechanisms, such as the generation of a daily portfolio risk report, value at risk ("VaR") computation; and 4) VaR limits, both at a global and business unit level and the implementation of stop loss mechanisms.

Given that PEMEX's outstanding DFIs have been entered into for risk mitigation purposes, particularly with economic hedging purposes, there is no need to establish and monitor market risk limits.

For those portfolios with an open market risk exposure, PEMEX's financial risk management regulatory framework establishes the implementation and monitoring of market risk metrics and limits (such as VaR, among others).

PEMEX has also established credit guidelines for DFIs that Pemex Industrial Transformation offers to its domestic customers, which include the use of guarantees and credit lines. For exchange traded DFIs, PEMEX trades under the margin requirements of the corresponding exchange market, and therefore does not have internal policies for these DFIs.

DFIs held with financial counterparties do not require collateral exchange clauses. Notwithstanding, PEMEX's regulatory framework promotes credit risk mitigation strategies such as collateral exchange.

PEMEX does not have an independent third party to verify compliance with these internal standards; however, PEMEX has internal control procedures that certify compliance with existing policies and guidelines.

General description about valuation techniques, standing out the instruments valuated at cost or fair value, just like methods and valuation techniques [text block]

Fair Value of DFIs

PEMEX periodically evaluates its exposure to international hydrocarbon prices, interest rates and foreign currencies and uses derivative instruments as a mitigation mechanism when potential sources of market risk are identified.

PEMEX monitors the fair value of its DFI portfolio on a periodic basis. The fair value represents the price at which one party would assume the rights and obligations of the other, and is calculated for DFIs through models commonly used in the international financial markets, based on inputs obtained from major market information systems and price providers. Therefore, PEMEX does not have an independent third party to value its DFIs.

PEMEX calculates the fair value of its DFIs through the tools developed by its market information providers such as Bloomberg, and through valuation models implemented in software packages used to integrate all of PEMEX´s business areas and accounting, such as SAP (System Applications Products). PEMEX does not have policies to designate a calculation or valuation agent.

PEMEX's DFI portfolio is composed primarily of swaps, for which fair value or Mark to Market (MtM) is estimated by projecting future cash flows and discounting them with the corresponding discount factor; for currency options, this is done through the Black and Scholes model, and for crude oil options, through the Levy model for Asian options.

According to IFRS 13 "Fair Value Measurement", the MtM value of DFIs must reflect the creditworthiness of the parties. Consequently, the fair value of a DFI takes into account the risk that either party may default on its obligation. Due to the above, PEMEX applies the credit value adjustment ("CVA") method to calculate the fair value of its DFIs.

Because PEMEX's hedges are cash flow hedges, their effectiveness is preserved regardless of the variations in the underlying assets or reference variables, thus asset flows are fully offset by liabilities flows. Therefore, it is not necessary to measure or monitor the hedges' effectiveness.

Fair value hierarchy

PEMEX values the fair value of its DFIs under standard methodologies commonly applied in the financial markets. PEMEX's related assumptions and inputs therefore fall under the three Levels of the fair value hierarchy for market participant assumptions, as described below.

The fair values determined by Level 1 inputs utilize quoted prices in active markets for identical assets or liabilities. Fair values determined by Level 2 inputs are based on quoted prices for similar assets or liabilities in active markets, and inputs other than quoted prices that are observed for assets or liabilities. Level 3 inputs are unobservable inputs for the assets or liabilities, and include situations where there is little, if any, market activity for the assets or liabilities.

When available, PEMEX measures fair value using Level 1 inputs, because they generally provide the most reliable evidence of fair value.

PEMEX's assumptions and inputs considered in the calculation of the fair value of its DFIs fall under Level 2 of the fair value hierarchy for market participant assumptions.

Management discussion about intern and extern sources of liquidity that could be used for attending requirements related to financial derivate instruments [text block]

Liquidity Risk

PEMEX's main internal source of liquidity comes from its operations. Additionally, through its debt planning and the purchase and sale of U.S. dollars, PEMEX currently preserves a cash balance at a level of liquidity in domestic currency and U.S. dollars that is considered adequate to cover its investment and operating expenses, as well as other payment obligations, such as those related to DFIs.

In addition, PEMEX has acquired committed revolving credit lines in order to mitigate liquidity risk.

Finally, the investment strategies of PEMEX's portfolios are structured by selecting time horizons that consider each currency's cash flow requirements in order to preserve liquidity.

Certain PMI companies mitigate their liquidity risk through several mechanisms, the most important of which is the centralized treasury. In addition, certain of the PMI companies have access to credit lines.

These companies monitor their cash flow on a daily basis and protect their creditworthiness in the financial markets.

Changes and management explanation in principal risk exposures identified, as contingencies and events known by the administration that could affect future reports [text block]

Market Risk

(i)Interest Rate Risk
PEMEX is exposed to fluctuations in floating interest rate liabilities. PEMEX is exposed to U.S. dollar LIBOR and to Mexican peso TIIE.

Occasionally, for strategic reasons or in order to offset the expected inflows and outflows, PEMEX has entered into interest rate swaps. Under its interest rate swap agreements, PEMEX acquires the obligation to make payments based on a fixed interest rate and is entitled to receive floating interest rate payments based on LIBOR, TIIE or a rate referenced to or calculated from TIIE.

Similarly, in order to eliminate the volatility associated with variable interest rates of long-term financing operations, PMI NASA has executed interest rate swap agreements denominated in U.S. dollars.

Moreover, PEMEX invests in pesos and U.S. dollars in compliance with applicable internal regulations, through portfolios that have different purposes that seek an adequate return subject to risk parameters that reduce the probability of capital losses. The objective of the investments made through these portfolios is to meet PEMEX's obligations payable in pesos and U.S. dollars.

The investments made through PEMEX's portfolios are exposed to domestic and international interest rate risk and credit spread risk derived from government and corporate securities, and inflation risk arising from the relationship between UDIs and pesos. However, these risks are mitigated by established limits on exposure to market risk. During the fourth quarter of 2019 no interest rate swap expired.

IBOR reference rates transition

As of 2022, as a result of the decision made by the Financial Stability Board (FSB), the Interbank Offered Rates (IBORs), such as the LIBOR in dollars or the EURIBOR in euros, will cease to be published and are expected to be replaced by alternative reference rates based on risk-free rates obtained from market operations.

Therefore, PEMEX has identified and is reviewing contracts expiring after December 31, 2021, that could have an impact derived from the change in the aforementioned rates. To the date, PEMEX is monitoring the evolution of the IBORs transition in the market, to anticipate any negative impact that these changes could have.

PEMEX has a reduced number of financial instruments (debt instruments and DFIs) referenced to floating rates in U.S. dollars and euros with maturity after December 2021.

Once the alternative reference rates are defined, and therefore the new discount curves, PEMEX will be able to estimate the impact that such changes will have on financial instruments' market value and financial cost.

(ii)Exchange Rate Risk

Most of PEMEX's revenues are denominated in U.S. dollars, a significant amount of which is derived from exports of crude oil and petroleum products, which are priced and payable in U.S. dollars. Additionally, PEMEX's revenues from domestic sales of gasoline and diesel net of IEPS Tax, tax duties, incentives, and other related taxes, as well as domestic sales of natural gas and its byproducts, LPG and petrochemicals, are referenced to international U.S. dollar-denominated prices.

PEMEX's expenses related to hydrocarbon duties are calculated based on international U.S. dollar-denominated prices and the cost of hydrocarbon imports that PEMEX acquires for resale in Mexico or use in its facilities are indexed to international U.S. dollar-denominated prices. By contrast, PEMEX's capital expenditure and operating expenses are established in pesos.

As a result of this cash flow structure, the depreciation of the peso against the U.S. dollar increases PEMEX's financial balance. The appreciation of the peso relative to the U.S. dollar has the opposite effect. PEMEX manages this risk without the need for hedging instruments, because the impact on PEMEX's revenues of fluctuations in the exchange rate between the U.S. dollar and the peso is offset in whole or in part by its impact on its obligations.

PEMEX prioritizes debt issuances denominated in U.S. dollars; nonetheless, this is not always achievable, hence non-U.S. dollar denominated debt issued in international currencies is hedged through DFIs to mitigate their exchange rate exposure, either by swapping it into U.S. dollars or through other derivative structures. The rest of the debt is denominated in pesos or in UDIs, and for the debt denominated in UDIs, it has been converted into pesos through DFIs in order to eliminate the inflationary risk exposure.

As a consequence of the above, PEMEX's debt issued in international currencies other than U.S. dollars has exchange rate risk mitigation strategies. PEMEX has selected strategies that further seek to reduce its cost of funding by leaving, in some cases, part of this exchange rate exposure unhedged when assessed appropriate.

The underlying currencies of PEMEX's DFIs are the euro, Swiss franc, Japanese yen and Pound sterling against the U.S. dollar and UDIs against the peso. During the fourth quarter of 2019, one DFI entered into with the purpose of mitigating exchange rate risk expired.

Certain of the PMI companies face market risks generated by fluctuations in foreign exchange rates. In order to mitigate these risks, the boards of directors of several of these companies have authorized a policy which stipulates that no more than 5% of a company's total financial assets may be denominated in a currency other than its functional currency, unless the company owes a duty or expected payment in a currency other than its functional one. Accordingly, some PMI companies will, from time to time, enter into DFIs in order to mitigate the risk associated with financing operations denominated in currencies other than its respective functional currency.

Finally, a significant amount of PMI Trading DAC's income and expenses, including the cost of sales and related sales costs, is derived from the trade of refined products, petrochemicals and gas liquids to PEMEX subsidiaries and third parties, whose prices are determined and are payable in U.S. dollars. PMI Trading DAC's exposure to foreign currency risk results primarily from the need to fund tax payments denominated in domestic currency, as well as certain related sales costs denominated in domestic currency.

PMI Trading DAC believes it can adequately manage the risk created by the payment of taxes in domestic currency without the need to enter into hedging instruments because the exposure to this risk is marginal relative to the total flows of U.S. dollar. In addition, in the event that a potential foreign exchange risk arises in connection with a commercial transaction, PMI Trading DAC may implement risk mitigation measures by entering into DFIs.

(iii)Hydrocarbon Price Risk

PEMEX periodically assesses its revenues and expenditures structure in order to identify the main market risk factors that PEMEX's cash flows are exposed to in connection with international hydrocarbon prices. Based on this assessment, PEMEX monitors its exposure to the most significant risk factors and quantifies their impact on PEMEX's financial balance.

PEMEX's exports and domestic sales are directly or indirectly related to international hydrocarbon prices. Therefore, PEMEX is exposed to fluctuations in these prices. In terms of crude oil and natural gas, part of this risk is transferred to the Mexican Government under PEMEX's current fiscal regime.

PEMEX's exposure to hydrocarbon prices is partly mitigated by natural hedges between its inflows and outflows.

Additionally, PEMEX continuously evaluates the implementation of risk mitigation strategies, including those involving the use of DFIs, considering the operative and budgetary feasibility of those strategies.

In 2017, the Board of Directors of Petróleos Mexicanos approved the establishment of an Annual Oil Hedging Program. Since then, PEMEX has implemented hedging strategies to partially protect its cash flows from drops in the Mexican crude oil basket price below the one established in the Federal Revenue Law.

During the second half of 2017, PEMEX entered into a crude oil hedge for fiscal year 2018, pursuant to which PEMEX hedged 440 thousand barrels per day from January to December of fiscal year 2018, for U.S. $449,898.

Afterwards, during 2018, PEMEX entered into a crude oil hedge for fiscal year 2019, pursuant to which PEMEX hedged 320 thousand barrels per day for the period between December 2018 and December 2019, for U.S. $149,588.

Finally, during 2019 PEMEX entered into a crude oil hedge for fiscal year 2020, pursuant to which PEMEX hedged 243 thousand barrels per day for the period between December 2019 and December 2020, for U.S. $178,268.

During the fourth quarter of 2019, thirty-one DFIs entered into with the purpose of mitigating hydrocarbon price risk expired.

In addition to supplying natural gas, Pemex Industrial Transformation offers DFIs to its domestic customers in order to provide them with support to mitigate the risk associated with the volatility of natural gas prices. Until 2016, Pemex Industrial Transformation entered into DFIs with Mex Gas Supply, S.L. under the opposite position to those DFIs offered to its customers in order to mitigate the market risk it bears under such offered DFIs. Mex Gas Supply, S.L. then transferred the related price risk derived from the DFI position held with Pemex Industrial Transformation to international financial counterparties by entering into these opposite position DFIs with such parties. As of 2017, Pemex Industrial Transformation must enter into DFIs with Petróleos Mexicanos under the opposite position to those DFIs offered to its customers, thereby replacing Mex Gas Supply, S.L. However, as of the fourth quarter of 2019 no DFIs had been carried out under this mechanism.

As of December 31, 2019, Pemex Industrial Transformation did not have any DFIs to report since all the DFIs of its portfolios expired during the fourth quarter of 2019. During 2019 Pemex Industrial Transformation maintained a negligible or even null exposure to market risk due to the mechanism explained above. DFI´s portfolios have VaR and CaR limits in order to limit market risk exposure in case of entering into new trades.

PMI Trading DAC faces market risk generated by the terms of the purchase and sale of refined products and natural gas liquids, as well as the volatility of oil prices. Accordingly, it frequently enters into DFIs in order to mitigate this risk, thereby reducing the volatility of its financial results. During the fourth quarter of 2019, PMI Trading DAC closed twenty-eight DFIs positions listed in CME-Clearport related to commodities, with a profit (loss) of Ps. (73,066) recognized under the concept of (Loss) Return in DFIs. During the fourth quarter of 2019, PMI Trading DAC had thirty five margin calls, which accounted for a negative net flow of Ps. 207,431.

In accordance with the risk management regulatory framework that PMI Trading DAC has implemented, VaR and the change in profit and loss by portfolio are calculated daily and compared to the maximum applicable limits in order to implement risk mitigation mechanisms as necessary.

Counterparty or Credit Risk

When the fair value of a DFI is favorable to PEMEX, PEMEX faces the risk that the counterparty will not be able to meet its obligations. PEMEX monitors its counterparties' creditworthiness and calculates the credit risk exposure for its DFIs. As a risk mitigation strategy, PEMEX only enters into DFIs with major financial institutions with a minimum credit rating of BBB-. These ratings are issued and revised periodically by risk rating agencies. Furthermore, PEMEX seeks to maintain a diversified portfolio of counterparties.

In order to estimate PEMEX's credit risk exposure to each financial counterparty, the potential future exposure is calculated by projecting the risk factors used in the valuation of each DFI in order to estimate the MtM value for different periods, taking into account any credit risk mitigation provisions.

Moreover, PEMEX has entered into various long-term cross-currency swaps agreements with "recouponing" provisions (pursuant to which the payments on the swaps are adjusted when the MtM exceeds the relevant threshold specified in the swap), thereby limiting the exposure to its counterparties to a specific threshold amount, as well as the counterparties' exposure to PEMEX. During the fourth quarter of 2019, none of the specified thresholds were reached.

In addition, PEMEX has entered into long-term DFIs with mandatory early termination clauses (pursuant to which, at a given date and irrespective of the current MtM, the DFI will terminate and settle at the corresponding MtM, and PEMEX can either enter into a new DFI with the same counterparty or a new counterparty), which reduces the credit risk generated by the term of the DFI by bounding it to a specific date. As of the fourth quarter of 2019, there were no early terminations due to these clauses.

According to IFRS 13 "Fair Value Measurement," the fair value or MtM value of DFIs must reflect the creditworthiness of the parties. Consequently, the fair value of a DFI takes into account the risk that either party may default on its obligation. Due to the above, PEMEX applies the credit value adjustment ("CVA") method to calculate the fair value of its DFIs. There were no defaults during the fourth quarter of 2019.

For each DFI, the CVA is calculated by determining the difference between the MtM and the estimated MtM adjusted for credit risk. In determining the credit risk, the CVA method takes into account the current market perception about the credit risk of both counterparties, using the following inputs: a) the MtM projection for each payment date based on forward yield curves; b) the implied default probability obtained from both, PEMEX and the counterparty's credit default swaps, at each payment date; and c) the default recovery rates of each counterparty.

Furthermore, by means of its credit guidelines for DFI operations, Pemex Industrial Transformation significantly reduces its credit risk exposure related to the DFIs.

In order to qualify for these DFIs, Pemex Industrial Transformation's customers must be party to a current natural gas supply contract and sign a domestic master derivative agreement.

Additionally, beginning on October 2, 2009, DFIs with these customers must be initially secured by cash deposits, letters of credit or other collateral provisions, as required. In accordance with these guidelines, in the event that a client does not meet its payment obligations, DFIs related to this client would be terminated, rights to collateral are exercised and, if the collateral were insufficient to cover the fair value, natural gas supply would be suspended until the payment is made.

On August 20, 2014, certain amendments to the credit guidelines were enacted, which allowed Pemex-Gas and Petrochemicals, and now Pemex Industrial Transformation, to offer to its clients with an adequate credit rating, based on an internal financial and credit assessment, DFIs with an exemption from collateral requirements up to certain amount through a credit line approved by the credit committee. Moreover, if the credit line is insufficient to cover each client's exposure, the client is obligated to deposit collateral. If a client suffers an event of default, DFIs related to this client are terminated early and natural gas supply is suspended until the payment is made.

As of December 31, 2019, Pemex Industrial Transformation had no DFIs since all the DFIs of its portfolios expired on December 2, 2019. As such, once the total settlement of the operations was carried out, the exempt credit lines expired and the guarantees deposited by the clients were entirely returned.

PMI Trading DAC's credit risk associated with DFI transactions is mitigated through the use of futures and standardized instruments that are cleared through CME-Clearport.

SENSITIVITY ANALISIS

PEMEX has entered into DFIs with the purpose to completely mitigate the market risk for specific flows or predetermined volumes associated with its operations. PEMEX's DFIs have the same characteristics (e.g. underlying assets, payment dates, amounts, or volumes) as the hedged position, but with the opposite exposure to the market risk factors. As a result of these mitigation strategies, PEMEX has a negligible sensitivity to the hedged market risk factors.

Given that PEMEX's hedges are cash flow hedges, their effectiveness is maintained regardless of variations in the underlying assets or reference variables since, through time, asset flows are fully offset by liabilities flows. Therefore, it is not necessary to measure or monitor the hedge effectiveness.

Natural gas DFIs that Pemex Industrial Transformation offers to its domestic customers are reported as transactions with trading purposes. However, such operations are fully compensated by the operations entered into with their financial counterparts through Petróleos Mexicanos, which replaced Mex Gas Supply, S.L. as of 2017. During 2019 Pemex Industrial Transformation maintained a negligible or even null exposure to market risk due to this mechanism (back-to-back). As of December 31, 2019, Pemex Industrial Transformation did not have any DFI to report since all the DFIs of its portfolios expired during the fourth quarter of 2019. As such, it is no necessary to conduct either a sensitivity analysis or to measure or monitor the hedge effectiveness.

Other DFIs seek to hedge the changes in the price of the commercialized products, such that the DFIs' underlying assets have correlations with the prices of the products involved in commercialization. PMI Trading DAC estimates the Value at Risk (VaR) of these DFIs. Notably, DFIs of PMI Trading (all of them related to petroleum derivatives), are classified under cash and cash equivalents for accounting purposes due to their liquidity.

Quantitative information for disclosure [text block]

QUANTITATIVE DISCLOSURE

Accounting treatment applied and the impact in the financial statements

PEMEX enters into derivatives transactions with the sole purpose of hedging financial risks related to its operations, firm commitments, planned transactions and assets and liabilities recorded on its statement of financial position. Nonetheless, some of these transactions do not qualify for hedge accounting treatment because they do not meet the requirements of the accounting standards for designation as hedges. They are therefore recorded in the financial statements as instruments entered into for trading purposes, despite the fact that their cash flows are offset by the cash flows of the positions (assets or liabilities) to which they relate. As a result, the changes in their fair value are recognized in the "Derivative financial instruments (cost) income, net" line item in the consolidated statement of comprehensive income.

As of December 31, 2019 and December 31, 2018, the net fair value of PEMEX's DFIs, including both DFIs that have not reached maturity and those that have reached maturity but have not been settled, recognized in the consolidated statement of financial position, was Ps. (5,153,841) and Ps. 6,487,032, respectively. As of December 31, 2019 and December 31, 2018, PEMEX did not have any DFIs designated as hedges.

All of PEMEX's DFIs are treated, for accounting purposes, as instruments entered into for trading purposes, therefore any change in their fair value, caused by any act or event, impacts directly in the "Derivative financial instruments (cost) income—net" line item in the consolidated statement of comprehensive income.

For the periods ended on December 31, 2019 and December 31, 2018, PEMEX recognized a net gain (loss) of Ps. (23,263,923) and Ps. (19,115,951), respectively, in the "Derivative financial instruments (cost) income, net" line item with respect to DFIs treated as instruments entered into for trading purposes.

According to established accounting policies, PEMEX has analyzed the different contracts that PEMEX has entered into and has determined that according to the terms thereof none of these agreements meet the criteria to be classified as embedded derivatives. Accordingly, as of December 31, 2019 and December 31, 2018, PEMEX did not recognize any embedded derivatives (foreign currency or index).

As of December 31, 2019 and December 31,2018, PEMEX recognized a net gain (loss) of Ps. 4,751,897 and Ps. (3,142,662), respectively, in the "Derivative financial instruments (cost) income, net" line item which resulted from changes in the fair value of the accounts receivable from the sale of hydrocarbons whose performance obligations have been met and whose determination of the final price is indexed to future prices of the hydrocarbons.

FAIR VALUE OF DFIs

The summary of PEMEX's current DFIs along with their fair value is shown in the next tables:

TABLE 1
Interest Rate and Currency Derivatives
(in thousands of pesos, except as noted, as of December 31, 2019)

Derivative Type	Hedging/ Trading	Notional Amount	Underlying Value		Fair Value		Notional amounts by expected maturity year						Collateral delivered
			Current Quarter	Previous Quarter	Current Quarter	Previous Quarter	2020	2021	2022	2023	2024	Thereafter	
Interest Rate Swaps	Hedging	22,213,780	LIBOR USD 3M = 1.90838%	LIBOR USD 3M = 2.08513%	(88,277)	(166,655)	4,193,057	4,193,057	4,193,057	4,193,057	3,133,015	2,308,537	0
Currency Swaps	Hedging	300,802,571	MXN = 18.8452 1/EUR = 1.1225 1/GBP = 1.3244 JPY = 108.6805 UDI = 6.399 CHF = 0.9684 Exchange rates against US dollar.	MXN = 19.6363 1/EUR = 1.0933 1/GBP = 1.2353 JPY = 107.7201 UDI = 6.2914 CHF = 0.9926 Exchange rates against US dollar.	(1,937,369)	(15,664,833)	58,063,450	5,851,895	42,830,976	55,402,077	0	138,654,173	0
Currency Options	Hedging	203,924,020	1/EUR = 1.12251/GBP = 1.3244JPY = 108.6805CHF = 0.9684Exchange rates against US dollar.	1/EUR = 1.09331/GBP = 1.2353JPY = 107.7201CHF = 0.9926Exchange rates against US dollar.	(894,980)	(2,509,147)	0	36,978,146	12,678,221	20,850,992	26,412,961	107,003,700	0
Only cupon swaps	Hedging	101,980,820	1/EUR = 1.1225 Exchange rates against US dollar.	1/EUR = 1.0933 Exchange rates against US dollar.	(849,683)	(1,055,424)	0	35,146,769	0	0	25,095,682	41,738,369	0

TABLE 2
Crude Oil Derivatives
(in thousands of pesos, except as noted, as of December 31, 2019)

Derivative Type	Hedging/ Trading	Volume (in millions of barrels) (1)	Underlying value (U.S. $ per barrel) (2)		Fair Value		Volume per Year						Collateral delivered
			Current Quarter	Previous Quarter	Current Quarter	Previous Quarter	2020	2021	2022	2023	2024	Thereafter	
Crude Oil Options	Hedging	85.05	ICE Brent= 65.78	ICE Brent= 62.214	(1,372,577)	2,033,858	85.05	0	0	0	0	0	0

(1) Net Volume.

(2) Representative underlying asset value. Monthly average price per barrel

TABLE 3
Natural Gas Derivatives
(in thousands of pesos, except as noted, as of December 31, 2019)

Derivative Type	Hedging/ Trading	Volume (in MMBtu)	Underlying value (U.S. $ per MMBtu) (1)		Fair Value		Year of expected maturity date (in MMBtu)						Collateral delivered
			Current Quarter	Previous Quarter	Current Quarter	Previous Quarter	2020	2021	2022	2023	2024	Thereafter	
Long Swaps	Trading	0	2.36	2.16	0	(162)	0	0	0	0	0	0	0
Short Swaps	Trading	0	2.36	2.16	0	172	0	0	0	0	0	0	

(1) Representative underlying asset value.

TABLE 4
Crude and Petroleum Products Financial Derivatives Classified as Cash and Cash Equivalent for Accounting Purposes due to their Liquidity
(in thousands of pesos, except as noted, as of December 31, 2019)

Derivative Type	Hedging/ Trading	Volume (in millions of barrels) (1)	Underlying value (U.S. $ per barrel) (2)		Fair Value		Volume per Year						Collateral delivered (3)
			Current Quarter	Previous Quarter	Current Quarter	Previous Quarter	2020	2021	2022	2023	2024	Thereafter	
Futures	Trading	(2.4)	71.13	65.51	(124,835)	148,115	(2.4)	0	0	0	0	0	N.A
Exchange Traded Swaps	Trading	(4.3)	130.49	70.27	(318,410)	(21,629)	(4.3)	0	0	0	0	0	N.A

(1) Net Volume.

(2) Representative underlying asset value per barrel.

(3) Exchange traded operations, both futures and swaps have an initial margin of Ps. 307,219,520

TABLE 5
Financial Derivative Instruments from Treasury
(in thousands of pesos, except as noted, as of December 31, 2019)

Derivative Type	Hedging/ Trading	Notional Amount	Underlying value[1]		Fair Value		Notional amounts by expected maturity year						Collateral delivered
			Current Quarter	Previous Quarter	Current Quarter	Previous Quarter	2020	2021	2022	2023	2024	Thereafter	
Over the Counter Interest Rate Swaps	Trading	768,561	LIBOR USD 1M = 1.76250%	LIBOR USD 1M = 2.01563%	(10,954)	(14,425)	312,694	270,348	159,557	25,962	0	0	0

(1) Representative underlying asset value.
LIBOR USD 1m at date of reporting.

The information in these tables has been calculated using the exchange rates as of December 31, 2019 Ps. 18.8452 = US$1.00 and as of September 30, 2019 Ps. 19.6363 = US$1.00
The information in these tables has been calculated using the exchange rates as of December 31, 2019 Ps. 21.1537 = EUR $1.00 and as of September 30, 2019 Ps. 21.4684 = EUR $1.00

[800100] Notes - Subclassifications of assets, liabilities and equities

Concept	Close Current Quarter 2019-12-31	Close Previous Exercise 2018-12-31
Subclassifications of assets, liabilities and equities [abstract]		
Cash and cash equivalents [abstract]		
Cash [abstract]		
Cash on hand	10,668,026,000	26,455,278,000
Balances with banks	16,886,191,000	15,519,457,000
Total cash	27,554,217,000	41,974,735,000
Cash equivalents [abstract]		
Short-term deposits, classified as cash equivalents	0	0
Short-term investments, classified as cash equivalents	33,067,413,000	39,937,674,000
Other banking arrangements, classified as cash equivalents	0	0
Total cash equivalents	33,067,413,000	39,937,674,000
Other cash and cash equivalents	0	0
Total cash and cash equivalents	60,621,630,000	81,912,409,000
Trade and other current receivables [abstract]		
Current trade receivables	89,263,870,000	87,740,515,000
Current receivables due from related parties	0	0
Current prepayments [abstract]		
Current advances to suppliers	0	0
Current prepaid expenses	0	0
Total current prepayments	0	0
Current receivables from taxes other than income tax	13,694,343,000	18,405,990,000
Current value added tax receivables	0	0
Current receivables from sale of properties	0	0
Current receivables from rental of properties	0	0
Other current receivables	77,547,468,000	60,993,273,000
Total trade and other current receivables	180,505,681,000	167,139,778,000
Classes of current inventories [abstract]		
Current raw materials and current production supplies [abstract]		
Current raw materials	0	0
Current production supplies	0	0
Total current raw materials and current production supplies	0	0
Current merchandise	0	0
Current work in progress	763,428,000	923,647,000
Current finished goods	77,399,546,000	59,055,508,000
Current spare parts	0	0
Property intended for sale in ordinary course of business	0	0
Other current inventories	4,509,222,000	22,043,413,000
Total current inventories	82,672,196,000	82,022,568,000
Non-current assets or disposal groups classified as held for sale or as held for distribution to owners [abstract]		
Non-current assets or disposal groups classified as held for sale	0	1,253,638,000
Non-current assets or disposal groups classified as held for distribution to owners	0	0
Total non-current assets or disposal groups classified as held for sale or as held for distribution to owners	0	1,253,638,000
Trade and other non-current receivables [abstract]		
Non-current trade receivables	0	0
Non-current receivables due from related parties	0	0
Non-current prepayments	0	0
Non-current lease prepayments	0	0
Non-current receivables from taxes other than income tax	0	0
Non-current value added tax receivables	0	0

Concept	Close Current Quarter 2019-12-31	Close Previous Exercise 2018-12-31
Non-current receivables from sale of properties	0	0
Non-current receivables from rental of properties	0	0
Revenue for billing	0	0
Other non-current receivables	122,565,306,000	119,828,598,000
Total trade and other non-current receivables	122,565,306,000	119,828,598,000
Investments in subsidiaries, joint ventures and associates [abstract]		
Investments in subsidiaries	0	0
Investments in joint ventures	0	0
Investments in associates	14,874,579,000	16,841,545,000
Total investments in subsidiaries, joint ventures and associates	14,874,579,000	16,841,545,000
Property, plant and equipment [abstract]		
Land and buildings [abstract]		
Land	44,353,056,000	41,829,031,000
Buildings	25,538,280,000	32,347,597,000
Total land and buildings	69,891,336,000	74,176,628,000
Machinery	0	0
Vehicles [abstract]		
Ships	0	0
Aircraft	0	0
Motor vehicles	8,507,697,000	4,825,529,000
Total vehicles	8,507,697,000	4,825,529,000
Fixtures and fittings	0	0
Office equipment	7,374,417,000	9,843,931,000
Tangible exploration and evaluation assets	0	0
Mining assets	0	0
Oil and gas assets	985,185,810,000	1,184,472,734,000
Construction in progress	137,886,314,000	128,750,821,000
Construction prepayments	0	0
Other property, plant and equipment	2,903,929,000	416,441,000
Total property, plant and equipment	1,211,749,503,000	1,402,486,084,000
Investment property [abstract]		
Investment property completed	0	0
Investment property under construction or development	0	0
Investment property prepayments	0	0
Total investment property	0	0
Intangible assets and goodwill [abstract]		
Intangible assets other than goodwill [abstract]		
Brand names	0	0
Intangible exploration and evaluation assets	12,831,281,000	9,779,239,000
Mastheads and publishing titles	0	0
Computer software	0	0
Licences and franchises	0	0
Copyrights, patents and other industrial property rights, service and operating rights	1,753,243,000	3,941,301,000
Recipes, formulae, models, designs and prototypes	0	0
Intangible assets under development	0	0
Other intangible assets	0	0
Total intangible assets other than goodwill	14,584,524,000	13,720,540,000
Goodwill	0	0
Total intangible assets and goodwill	14,584,524,000	13,720,540,000
Trade and other current payables [abstract]		
Current trade payables	0	0
Current payables to related parties	0	0
Accruals and deferred income classified as current [abstract]		

Concept	Close Current Quarter 2019-12-31	Close Previous Exercise 2018-12-31
Deferred income classified as current	0	0
Rent deferred income classified as current	0	0
Accruals classified as current	208,034,407,000	149,842,712,000
Short-term employee benefits accruals	0	0
Total accruals and deferred income classified as current	208,034,407,000	149,842,712,000
Current payables on social security and taxes other than income tax	0	0
Current value added tax payables	0	0
Current retention payables	0	0
Other current payables	0	0
Total trade and other current payables	208,034,407,000	149,842,712,000
Other current financial liabilities [abstract]		
Bank loans current	115,841,232,000	57,291,019,000
Stock market loans current	129,082,953,000	134,504,690,000
Other current iabilities at cost	0	0
Other current liabilities no cost	0	0
Other current financial liabilities	16,650,171,000	15,895,245,000
Total Other current financial liabilities	261,574,356,000	207,690,954,000
Trade and other non-current payables [abstract]		
Non-current trade payables	0	0
Non-current payables to related parties	0	0
Accruals and deferred income classified as non-current [abstract]		
Deferred income classified as non-current	0	0
Rent deferred income classified as non-current	0	0
Accruals classified as non-current	0	0
Total accruals and deferred income classified as non-current	0	0
Non-current payables on social security and taxes other than income tax	0	0
Non-current value added tax payables	0	0
Non-current retention payables	0	0
Other non-current payables	0	0
Total trade and other non-current payables	0	0
Other non-current financial liabilities [abstract]		
Bank loans non-current	176,668,577,000	208,025,804,000
Stock market loans non-current	1,561,581,326,000	1,682,464,603,000
Other non-current liabilities at cost	0	0
Other non-current liabilities no cost	0	0
Other non-current financial liabilities	0	0
Total Other non-current financial liabilities	1,738,249,903,000	1,890,490,407,000
Other provisions [abstract]		
Other non-current provisions	98,011,908,000	101,753,256,000
Other current provisions	0	0
Total other provisions	98,011,908,000	101,753,256,000
Other reserves [abstract]		
Revaluation surplus	0	0
Reserve of exchange differences on translation	43,229,070,000	45,920,227,000
Reserve of cash flow hedges	0	0
Reserve of gains and losses on hedging instruments that hedge investments in equity instruments	0	0
Reserve of change in value of time value of options	0	0
Reserve of change in value of forward elements of forward contracts	0	0
Reserve of change in value of foreign currency basis spreads	0	0
Reserve of gains and losses on financial assets measured at fair value through other comprehensive income	0	0
Reserve of gains and losses on remeasuring available-for-sale financial assets	0	0
Reserve of share-based payments	0	0
Reserve of remeasurements of defined benefit plans	(282,555,806,000)	26,026,840,000

Concept	Close Current Quarter 2019-12-31	Close Previous Exercise 2018-12-31
Amount recognised in other comprehensive income and accumulated in equity relating to non-current assets or disposal groups held for sale	0	0
Reserve of gains and losses from investments in equity instruments	0	0
Reserve of change in fair value of financial liability attributable to change in credit risk of liability	0	0
Reserve for catastrophe	0	0
Reserve for equalisation	0	0
Reserve of discretionary participation features	0	0
Reserve of equity component of convertible instruments	0	0
Capital redemption reserve	0	0
Merger reserve	0	0
Statutory reserve	0	0
Other comprehensive income	(751,854,000)	0
Total other reserves	(240,078,590,000)	71,947,067,000
Net assets (liabilities) [abstract]		
Assets	1,918,448,020,000	2,075,197,268,000
Liabilities	3,915,656,382,000	3,534,602,700,000
Net assets (liabilities)	(1,997,208,362,000)	(1,459,405,432,000)
Net current assets (liabilities) [abstract]		
Current assets	340,552,371,000	393,109,961,000
Current liabilities	552,203,628,000	447,776,294,000
Net current assets (liabilities)	(211,651,257,000)	(54,666,333,000)

[800200] Notes - Analysis of income and expense

Concept	Accumulated Current Year 2019-01-01 - 2019-12-31	Accumulated Previous Year 2018-01-01 - 2018-12-31	Quarter Current Year 2019-10-01 - 2019-12-31	Quarter Previous Year 2018-10-01 - 2018-12-31
Analysis of income and expense [abstract]				
Revenue [abstract]				
Revenue from rendering of services	9,108,680,000	8,673,002,000	1,043,865,000	2,453,813,000
Revenue from sale of goods	1,392,862,505,000	1,672,446,148,000	317,539,886,000	405,946,798,000
Interest income	0	0	0	0
Royalty income	0	0	0	0
Dividend income	0	0	0	0
Rental income	0	0	0	0
Revenue from construction contracts	0	0	0	0
Other revenue	0	0	0	0
Total revenue	1,401,971,185,000	1,681,119,150,000	318,583,751,000	408,400,611,000
Finance income [abstract]				
Interest income	24,483,706,000	31,557,122,000	3,511,642,000	12,414,168,000
Net gain on foreign exchange	86,930,388,000	23,659,480,000	69,623,667,000	(73,561,183,000)
Gains on change in fair value of derivatives	0	0	0	0
Gain on change in fair value of financial instruments	16,231,434,000	17,184,347,000	(6,571,135,000)	5,796,061,000
Other finance income	0	0	0	0
Total finance income	127,645,528,000	72,400,949,000	66,564,174,000	(55,350,954,000)
Finance costs [abstract]				
Interest expense	132,861,340,000	120,727,022,000	30,204,116,000	36,682,909,000
Net loss on foreign exchange	0	0	0	0
Losses on change in fair value of derivatives	0	0	0	0
Loss on change in fair value of financial instruments	34,743,460,000	39,442,960,000	(12,847,065,000)	13,268,876,000
Other finance cost	0	0	0	0
Total finance costs	167,604,800,000	160,169,982,000	17,357,051,000	49,951,785,000
Tax income (expense)				
Current tax	344,917,416,000	446,612,429,000	72,491,810,000	111,013,169,000
Deferred tax	(1,093,928,000)	14,965,794,000	2,124,692,000	26,414,086,000
Total tax income (expense)	343,823,488,000	461,578,223,000	74,616,502,000	137,427,255,000

[800500] Notes - List of notes

Disclosure of notes and other explanatory information [text block]

NOTE 1. STRUCTURE AND BUSINESS OPERATIONS OF PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

Petróleos Mexicanos was created by a decree issued by the Mexican Congress on June 7, 1938. The decree was published in the *Diario Oficial de la Federación* ("Official Gazette of the Federation") on July 20, 1938 and came into effect on that date. On December 20, 2013, the *Decreto por el que se reforman y adicionan diversas disposiciones de la Constitución Política de los Estados Unidos Mexicanos, en Materia de Energía* (Decree that amends and supplements various provisions of the Mexican Constitution relating to energy matters), was published in the Official Gazette of the Federation. This Decree came into effect on December 21, 2013 and includes transitional articles setting forth the general framework and timeline for implementing legislation relating to the energy sector.

On August 11, 2014, the *Ley de Petróleos Mexicanos* (the "Petróleos Mexicanos Law") was published in the Official Gazette of the Federation. The Petróleos Mexicanos Law became effective on October 7, 2014, except for certain provisions. On December 2, 2014, the *Secretaría de Energía* ("Ministry of Energy") published in the Official Gazette of the Federation the declaration pursuant to which the special regime governing Petróleos Mexicanos' activities relating to productive state-owned subsidiaries, affiliates, compensation, assets, administrative liabilities, state dividend, budget and debt came into effect. On June 10, 2015, the *Disposiciones Generales de Contratación para Petróleos Mexicanos y sus Empresas Productivas Subsidiarias* (General Contracting Provisions for Petróleos Mexicanos and its productive state-owned subsidiaries) was published in the Official Gazette of the Federation and the following day the special regime for acquisitions, leases, services and public works matters came into effect.

Once the Petróleos Mexicanos Law came into effect, Petróleos Mexicanos was transformed from a decentralized public entity to a productive state-owned company. Petróleos Mexicanos is a legal entity empowered to own property and carry on business in its own name with the purpose of carrying out exploration and extraction of crude oil and other hydrocarbons in Mexico. In addition, Petróleos Mexicanos performs activities related to refining, gas processing and engineering and research projects to create economic value and to increase the income of the Mexican Government, as its owner, while adhering to principles of equity and social and environmental responsibility.

The Subsidiary Entities, *Pemex Exploración y Producción* (Pemex Exploration and Production), *Pemex Transformación Industrial* (Pemex Industrial Transformation), *Pemex Logística* (Pemex Logistics) and *Pemex Fertilizantes* (Pemex Fertilizers) are productive state-owned subsidiaries empowered to own property and carry on business in their own name, subject to the direction and coordination of Petróleos Mexicanos (the "Subsidiary Entities").

The Subsidiary Entities of Petróleos Mexicanos prior to the Corporate Reorganization (defined below) were *Pemex-Exploración y Producción*, *Pemex-Refinación* (Pemex-Refining), *Pemex-Gas and Petroquímica Básica* (Pemex-Gas and Basic Petrochemicals) and *Pemex-Petroquímica* (Pemex-Petrochemicals), which were decentralized public entities with a technical, industrial and commercial nature with their own corporate identity and equity, with the legal authority to own property and conduct business in their own names, and were 100% owned by Petróleos Mexicanos and controlled by the Mexican Government; they had been consolidated into and had the characteristics of subsidiaries of Petróleos Mexicanos.

The Board of Directors of Petróleos Mexicanos, in its meeting held on November 18, 2014, approved the Corporate Reorganization proposed by the Director General of Petróleos Mexicanos. Pursuant to the corporate reorganization, the existing four Subsidiary Entities were transformed into two new productive state-owned subsidiaries, which have assumed all of the rights and obligations

of the existing Subsidiary Entities. Pemex-Exploration and Production was transformed into Pemex Exploration and Production, a productive state-owned subsidiary, and Pemex-Refining, Pemex-Gas and Basic Petrochemicals and Pemex-Petrochemicals were transformed into the productive state-owned subsidiary Pemex Industrial Transformation. The Board of Directors of Petróleos Mexicanos also approved the creation of the following Subsidiary Entities: *Pemex Perforación y Servicios* (Pemex Drilling and Services), Pemex Logistics, *Pemex Cogeneración y Servicios* (Pemex Cogeneration and Services), Pemex Fertilizers and *Pemex Etileno* (Pemex Ethylene) (the "Corporate Reorganization").

On March 27, 2015, the Board of Directors of Petróleos Mexicanos approved the acuerdos de creación (creation resolutions) of each productive state-owned subsidiary. On April 28, 2015 the creation resolutions of the seven productive state-owned subsidiaries were published in the Official Gazette of the Federation.

On May 29, 2015, the statements related to the creation resolution of the productive state-owned subsidiary Pemex Exploration and Production and the productive state-owned subsidiary Pemex Cogeneration and Services issued by the Board of Directors of Petróleos Mexicanos were published in the Official Gazette of the Federation and, accordingly, these creation resolutions came into effect on June 1, 2015.

On December 29, 2015 and May 12, 2016, modifications to the creation resolution of the productive state-owned subsidiary Pemex Exploration and Production were published in the Official Gazette of the Federation and became effective that same date, respectively.

On July 31, 2015, the statements related to the creation resolution of the productive state-owned subsidiary Pemex Drilling and Services, the productive state-owned subsidiary Pemex Fertilizers and the productive state-owned subsidiary Pemex Ethylene issued by the Board of Directors of Petróleos Mexicanos were published in the Official Gazette of the Federation and, accordingly, these creation resolutions came into effect on August 1, 2015.

On October 1, 2015, the statement related to the creation resolution of the productive state-owned subsidiary Pemex Logistics issued by the Board of Directors of Petróleos Mexicanos was published in the Official Gazette of the Federation and, accordingly, these creation resolutions came into effect on October 1, 2015.

On October 6, 2015, the statement related to the creation resolution of the productive state-owned subsidiary Pemex Industrial Transformation issued by the Board of Directors of Petróleos Mexicanos was published in the Official Gazette of the Federation and, accordingly, these creation resolutions came into effect on November 1, 2015.

On July 13, 2018, the Board of Directors of Petróleos Mexicanos issued the *Declaratoria de Liquidación y Extinción de Pemex Cogeneración y Servicios* (Declaration of Liquidation and Extinction of Pemex Cogeneration and Services), which was published in the Official Gazette of the Federation and became effective on July 27, 2018. Pemex Industrial Transformation is subrogated in any obligation contracted or right acquired previously, in Mexico and abroad, by Pemex Cogeneration and Services that was in force on July 27, 2018.

On June 24, 2019, the Board of Directors of Petróleos Mexicanos approved the merger of Pemex Exploration and Production and Pemex Drilling and Services, as well as the merger of Pemex Industrial Transformation and Pemex Ethylene, both became effective on July 1, 2019. Pemex Exploration and Production and Pemex Industrial Transformation will remain as merging companies and Pemex Drilling and Services and Pemex Ethylene will become extinct as merged companies.

On June 28, 2019, modifications to the Creation Resolutions of Pemex Exploration and Production, Pemex Industrial Transformation, Pemex Logistics and Pemex Fertilizers, which came into effect on July 1, 2019, were published in the Official Gazette of the Federation.

On July 30, 2019, the Declarations of Extinction of Pemex Drilling and Services and Pemex Ethylene, respectively, resulting from

their merger with Pemex Exploration and Production and Pemex Industrial Transformation, respectively, were issued by the Board of Directors of Petróleos Mexicanos and effective on July 1, 2019, were published in the Official Gazette of the Federation.

The Subsidiary Entities, and their primary purposes, are as follows:

- Pemex Exploration and Production: This entity is in charge of exploration and extraction of crude oil and solid, liquid or gaseous hydrocarbons in Mexico, in the exclusive economic zone of Mexico and abroad, as well as drilling services and repair and services of wells
- Pemex Industrial Transformation: This entity performs activities related to refining, processing, importing, exporting, trading and the sale of hydrocarbons, as well as commercializes, distributes and trades methane, ethane and propylene, directly or through others.
- Pemex Logistics: This entity provides transportation, storage and related services for crude oil, petroleum products and petrochemicals to PEMEX (as defined below) and other companies, through pipelines and maritime and terrestrial means, and provides guard and management services.
- Pemex Fertilizers: This entity produces, distributes and commercializes ammonia, fertilizers and its derivatives, as well as provides related services.

Pemex Fertilizers: This entity produces, distributes and commercializes ammonia, fertilizers and its derivatives, as well as provides related services.

The principal distinction between the Subsidiary Entities and the Subsidiary Companies (as defined below) is that the Subsidiary Entities are productive state-owned entities, whereas the Subsidiary Companies are affiliate companies that were formed in accordance with the applicable laws of each of the respective jurisdictions in which they were incorporated.

The "Subsidiary Companies" are defined as those companies which are controlled, directly or indirectly, by Petróleos Mexicanos (see Note 3-A).

"Associates," as used herein, means those companies in which Petróleos Mexicanos has significant influence but not control or joint control over its financial and operating policies. Petróleos Mexicanos, the Subsidiary Entities and the Subsidiary Companies are referred to collectively herein as "PEMEX."

PEMEX's address and its principal place of business is: Av. Marina Nacional No. 329, Col. Verónica Anzures, Alcaldía Miguel Hidalgo, 11300, Ciudad de México, México.

NOTE 31. SUPPLEMENTARY INFORMATION ON OIL AND GAS EXPLORATION AND PRODUCTION ACTIVITIES (UNAUDITED)

Under the Mexican Constitution, all crude oil and other hydrocarbon reserves located in the subsoil of Mexico are owned by the Mexican nation and not by PEMEX. In August 2014, through the Round Zero process, the Mexican Government granted PEMEX the right to extract, but not own, certain petroleum and other hydrocarbon reserves in Mexico through assignment deeds.

This note provides supplementary information on the oil and gas exploration, development and production activities of Pemex Exploration and Production in compliance with the U.S. Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Topic 932 10-5 "Extractive Activities—Oil and Gas" ("ASC Topic 932") and Accounting Standards Update 2010-03 (see Note 3-G).

As of the date of these consolidated financial statements, all exploration and production activities of Pemex Exploration and Production are conducted in Mexico. The supplemental data presented herein reflect information for all of Pemex Exploration and Production's oil and gas producing activities.

A. *Capitalized costs for oil and gas producing activities (unaudited):*

	As of December 31,		
	2019	2018	2017
Proved reserves	Ps. 2,306,255,209	Ps. 2,505,307,260	Ps. 2,363,336,481
Construction in progress	50,951,279	51,033,968	35,381,089
Accumulated depreciation and amortization	(1,675,843,298)	(1,572,649,381)	(1,444,962,317)
Total costs incurred	**Ps. 681,363,190**	**Ps. 983,691,846**	**Ps. 953,755,253**

B. *Costs incurred for oil and gas property exploration and development activities (unaudited):*

	As of December 31,	
	2019	2018
Exploration	Ps. 31,222,023	Ps. 36,208,481
Development	82,135,240	56,040,685
Total costs incurred	**Ps. 113,357,263**	**Ps. 92,249,166**

There are no property acquisition costs because PEMEX exploits oil reserves owned by the Mexican nation.

Exploration costs include costs for geological and geophysical studies of fields amounting to Ps. 10,663,334 and Ps. 15,510,327, for 2019 and 2018, respectively, that, in accordance with the successful efforts method of accounting, are accounted for as geological and geophysical exploration expenses.

Development costs include costs incurred in obtaining access to proved reserves and providing facilities for extracting, treating, gathering and storing oil and gas.

C. Results of operations for oil and gas producing activities (unaudited):

	2019		2018		2017	
Revenues from sale of oil and gas	Ps.	762,102,939	Ps.	910,433,244	Ps.	762,637,362
Hydrocarbon duties		343,242,436		443,491,451		375,156,405
Production costs (excluding taxes)		275,090,795		273,695,691		248,957,950
Other revenues and expenses		(6,910,320)		(10,109,114)		(3,954,222)
Exploration expenses		90,258,519		30,953,413		14,993,433
Depreciation, depletion, amortization and accretion		222,651,461		28,845,604		240,672,906
		924,332,890		766,877,047		875,826,472
Results of operations for oil and gas producing activities	**Ps.**	**(162,229,951)**	**Ps.**	**143,556,198**	**Ps.**	**(113,189,111)**

Note: Numbers may not total due to rounding.

D. Sales prices (unaudited)

The following table summarizes average sales prices in U.S. dollars for each of the years ended December 31 (excluding production taxes):

	2019		2018		2017	
Weighted average sales price per barrel of oil equivalent (boe)[1]	U.S. $	43.52	U.S. $	50.89	U.S. $	38.63
Crude oil, per barrel		57.13		62.99		48.71
Natural gas, per thousand cubic feet		3.55		5.57		4.32

[1] To convert dry gas to barrels of oil equivalent, a factor of 5.201 thousand cubic feet of dry gas per barrel of oil equivalent is used.

E. Crude oil and natural gas reserves (unaudited)

Under the Mexican Constitution, all oil and other hydrocarbon reserves located in the subsoil of Mexico are owned by the Mexican nation and not by PEMEX. Under the Petróleos Mexicanos Law, Pemex Exploration and Production has the right to extract, but not own, these reserves, and to sell the resulting production. The exploration and development activities of Petróleos Mexicanos and the Subsidiary Entities are limited to reserves located in Mexico.

Proved oil and natural gas reserves are those estimated quantities of crude oil, natural gas and natural gas liquids which geological and engineering data demonstrate with reasonable certainty to be economically producible from a given date forward, from known reservoirs and under existing economic conditions, operating methods and government regulations.

Proved reserves estimates as of December 31, 2019 were prepared by the exploration and production segment and were reviewed by the Independent Engineering Firms (as defined below), which audit its estimates of its hydrocarbon reserves. As of the date of these consolidated financial statements, the proved reserves estimates as of December 31, 2019 have not been approved by the NHC.

Pemex Exploration and Production estimates reserves based on generally accepted petroleum engineering and evaluation methods and procedures, which are based primarily on applicable SEC regulations and, as necessary, the SPE's publication entitled Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserves Information, dated February 19, 2007, as amended, and other SPE publications, including the SPE's publication entitled Petroleum Resources Management System, as well as other technical sources, including Estimation and Classification of Reserves of Crude Oil, Natural Gas, and Condensate, by Chapman Cronquist, and Determination of Oil and Gas Reserves, Petroleum Society Monograph Number 1, published by the Canadian Institute of Mining and Metallurgy & Petroleum. The choice of method or combination of methods employed in the analysis of each reservoir is determined by:

- Experience in the area
- Stage of development
- Quality and completeness of basic data
- Production and pressure histories

Reserves data set forth herein represents only estimates. Reserves valuation is a subjective process of estimating underground accumulations of crude oil and natural gas that cannot be measured in an exact manner. The accuracy of any reserves estimate depends on the quality of available data, engineering and geological interpretation and professional judgment. As a result, estimates of different engineers may vary. In addition, the results of drilling, testing and producing subsequent to the date of an estimate may lead to the revision of an estimate.

During 2019, PEMEX did not record any material increase in PEMEX's hydrocarbons reserves as a result of the use of new technologies.

In order to ensure the reliability of PEMEX's reserves estimation efforts, it has undertaken the internal certification of its estimates of reserves since 1996. PEMEX has established certain internal controls in connection with the preparation of its proved reserves estimates. Initially, teams of geoscientists from Pemex Exploration and Production's exploration and exploitation business units (with each of these units covering several projects) prepare the reserves estimates, using distinct estimation processes for valuations relating to new discoveries and developed fields, respectively. Subsequently, the regional reserves offices collect these reserves estimates from the units and request that the Gerencia de Certificación de Reservas de Hidrocarburos, (Office of Resources and Reserves Certification), the central hydrocarbon reserves management body of Pemex Exploration and Production, review and certify such valuations and the booking of the related reserves. This internal certification process is undertaken in accordance with internal guidelines for estimating and classifying hydrocarbon reserves, which are based on the SEC's rules and definitions. The Office of Resources and Reserves Certification, which additionally oversees and conducts an internal audit of the above process, consists entirely of professionals with geological, geophysical, petrophysical and reservoir engineering backgrounds. The engineers who participate in PEMEX's reserves estimation process are experienced in the following areas: reservoir numerical simulation; well drilling and completion; pressure, volume and temperature (PVT) analysis; analytical tools used in forecasting the performance of the various elements comprising the production system; and design strategies in petroleum field development. Furthermore, all of PEMEX's personnel have been certified by the Secretaría de Educación Pública

("Ministry of Public Education"), most have earned master's degrees in areas of study such as petroleum engineering, geology and geophysical engineering and they possess an average of over fifteen years of professional experience.

In addition to this internal review process, Pemex Exploration and Production's final reserves estimates are audited by independent engineering firms. Three independent engineering firms audited Pemex Exploration and Production's estimates of proved reserves as of December 31, 2019: DeGolyer and MacNaughton ("DeGolyer"), Netherland, Sewell International, S. de R.L. de C.V. ("Netherland Sewell") and GLJ Petroleum Consultants LTD. ("GLJ"), the "Independent Engineering Firms". The reserves estimates reviewed by the Independent Engineering Firms totaled 96.5% of PEMEX's estimated proved reserves. The remaining 3.5% of PEMEX's estimated proved reserves consisted of reserves located mainly in certain areas which have been shared with third parties. Under such agreements, the corresponding third party is responsible of assessing the volume of reserves.

Netherland Sewell audited the reserves in the Cantarell, Ku-Maloob-Zaap, Cinco Presidentes and Macuspana-Muspac business units, DeGolyer audited the reserves in the Aceite Terciario de Golfo, Poza Rica-Altamira, Abkatún-Pol-Chuc and Litoral de Tabasco business units and GLJ audited the reserves in the Burgos, Veracruz, Bellota-Jujo and Samaria-Luna business units. The audits conducted by the Independent Engineering Firms consisted primarily of: (1) analysis of historical static and dynamic reservoir data provided by Pemex-Exploration and Production; (2) construction or updating of the Independent Engineering Firms' own static and dynamic reservoir characterization models of some of the fields; (3) economic analysis of the fields; and (4) review of Pemex Exploration and Production's production forecasts and reserves estimates.

Since reserves estimates are, by definition, only estimates, they cannot be reviewed for the purpose of verifying exactness. Instead, the Independent Engineering Firms conducted a detailed review of Pemex Exploration and Production's reserves estimates so that they could express an opinion as to whether, in the aggregate, the reserves estimates that Pemex Exploration and Production furnished were reasonable and had been estimated and presented in conformity with generally accepted petroleum engineering and evaluation methods and procedures.

All questions, including any suggested modifications to proved reserves estimates, that arose during the Independent Engineering Firms' review process were resolved by Pemex Exploration and Production to the satisfaction of the Independent Engineering Firms. The Independent Engineering Firms have concluded that PEMEX's estimated total proved oil and natural gas reserve volumes set forth in this report are, in the aggregate, reasonable and have been prepared in accordance with Rule 4-10(a) are consistent with international reserves reporting practice and are in accordance with the revised oil and gas reserves disclosure provisions of ASC Topic 932.

PEMEX´s total proved developed and undeveloped reserves of crude oil, condensates and liquefiable hydrocarbons recoverable from field processing plants increased by 3.0% in 2019, from 5,786.0 million barrels at December 31, 2018 to 5,960.6 million barrels at December 31, 2019. PEMEX's proved developed reserves of crude oil, condensates and liquefiable hydrocarbons recoverable from processing plants decreased by 0.1% in 2019, from 3,588 million barrels at December 31, 2018 to 3,585.0 million barrels at December 31, 2019. The amount of our proved reserves of crude oil, condensate and liquefiable hydrocarbon reserves added in 2019 was enough to offset the level of production in 2019, which amounted to 687.6 million barrels of crude oil, condensates and liquefiable hydrocarbons.

PEMEX'stotal proved developed and undeveloped dry gas reserves decreased by 0.3% in 2019, from 6,370 billion cubic feet at December 31, 2018 to 6,351.7 billion cubic feet at December 31, 2019. PEMEX's proved developed dry gas reserves increased by 6.8% in 2019, from 3,380 billion cubic feet on December 31, 2018 to 3,608.5 billion cubic feet at December 31, 2019. These increases were principally due to higher proved developed dry gas reserves on fields of Poza Rica and Burgos Assets. The amount of dry gas reserves added in 2019 was close to offset the level of production in 2019, which amounted to 870.4 billion cubic feet of dry gas. PEMEX's proved undeveloped dry gas reserves decreased by 8.3% in 2019, from 2,990.0 billion cubic feet at December 31, 2018 to 2,743.1 billion cubic feet on December 31, 2019. This decrease was primarily due to movement of undeveloped reserves to proved developed reserves on fields of Poza Rica and Burgos Assets.

During 2019, our exploratory activity in the deep and shallow waters of the Gulf of Mexico and onshore regions resulted in three new discoveries of gas and condensate in the shallow waters. These discoveries, together with the successful extension activities in our Teca and Nobilis fields, led to the incorporation of 115.6 million barrels of oil equivalent of proved reserves.

The following three tables of crude oil and dry gas reserves set forth PEMEX's estimates of its proved reserves determined in accordance with Rule 4-10(a).

Summary of oil and gas [1] proved reserves as of December 31, 2018
based on average fiscal year prices

	Crude oil and Condensates [2] (in millions of barrels)	Dry Gas [3] (in billions of cubic feet)
Proved developed and un-developed reserves:		
Proved developed reserves	3,585.0	3,608.5
Proved undeveloped reserves	2,375.6	2,743.1
Total proved reserves	**5,960.6**	**6,351.7**

Note: Numbers may not total due to rounding.

(1) PEMEX does not currently produce synthetic oil or synthetic gas, or other natural resources from which synthetic oil or synthetic gas can be produced.
(2) Crude oil and condensate reserves include the fraction of liquefiable hydrocarbons recoverable in natural gas processing plants located at fields.
(3) Reserve volumes reported in this table are volumes of dry gas, although natural gas production reported in other tables refers to sour wet gas. There is a shrinkage in volume when natural gas liquids and impurities are extracted to obtain dry gas. Therefore, reported natural gas volumes are greater than dry gas volumes.

Source: Pemex Exploration and Production.

Crude oil and condensate reserves
(including natural gas liquids) [1]

	2019	2018	2017
		(in millions of barrels)	
Proved developed and undeveloped reserves:			
At December 31	5,786	6,427	7,219
Revisions [2]	784	22	(95)
Extensions and discoveries	78	140	147
Production	(688)	(743)	(805)
Farm outs & transfer of fields due to NHC bidding process	-	(59)	(38)
At December 31	**5,961**	**5,787**	**6,427**
Proved developed reserves at December 31	3,585	3,488	4,166
Proved undeveloped reserves at December 31	2,376	2,198	2,261

Note: Numbers may not total due to rounding.

(1) Crude oil and condensate reserves include the fraction of liquefiable hydrocarbons recoverable in natural gas processing plants located at fields. (2) Revisions include positive and negative changes due to new data from well drilling, revisions made when actual reservoir performance differs from expected performance and changes in hydrocarbon prices.

Source: Pemex Exploration and Production.

Dry gas reserves

	2019	2018	2017
	(in billions of cubic feet)		
Proved developed and undeveloped reserves:			
At December 31	6,370	6,593	6,984
Revisions (1)	656	3	169
Extensions and discoveries	196	809	468
Production (2)	(870)	(887)	(999)
Farm outs & transfer of fields due to NHC bidding process	-	(148)	(29)
At December 31	**6,352**	**6,370**	**6,593**
Proved developed reserves at December 31	3,609	3,380	4,026
Proved undeveloped reserves at December 31	2,743	2,990	2,567

Note: Numbers may not total due to rounding.

(1) Revisions include positive and negative changes due to new data from well drilling, revisions made when actual reservoir performance differs from expected performance and changes in hydrocarbon prices.

(2) Production refers here to dry gas, although natural gas production reported in other tables refers to sour wet gas. There is a shrinkage in volume when natural gas liquids and impurities are extracted to obtain dry gas. Therefore, reported natural gas volumes are greater than dry gas volumes.

Source: Pemex Exploration and Production.

Pemex Exploration and Production's reserve-replacement ratio, or RRR, for a given period is calculated by dividing the sum of proved reserves additions due to discoveries, developments, delineations and revisions by that period's total production. During 2019, we obtained an increase of 1,026.5million barrels of oil equivalent of proved reserves as aggregated from discoveries, revisions, delimitations and development and production, which represents a RRR of 120.1%. PEMEX's 2019 RRR is an improvement as compared to 2018, when the RRR was 34.7%. PEMEX expects continued improvements in its_RRR in subsequent years.

PEMEX's reserves production ratio, which is presented in terms of years, is calculated by dividing the estimated remaining reserves at the end of the relevant year by the total production of hydrocarbons for that year. As of December 31, 2019, this ratio is 8.4 years for proved reserves_which is higher than RPR of 2018.

F. Standardized measure of discounted future net cash flows related to proved oil and gas reserves (unaudited)

The standardized measure tables presented below relate to proved oil and gas reserves excluding proved reserves scheduled to be produced after the year 2045. This measure is presented in accordance with ASC Topic 932.

Estimated future cash inflows from production are computed by applying average prices of oil and gas on the first day of each month of 2019. Future development and production costs are those estimated future expenditures needed to develop and produce the year-end estimated proved reserves after a net cash flows discount factor of 10%, assuming constant year-end economic conditions.

Future tax expenses are computed by applying the appropriate year-end statutory tax rates with consideration of the tax rates of the new fiscal regime for Pemex Exploration and Production already legislated for 2019 to the future pre-tax net cash flows related to PEMEX's proved oil and gas reserves.

The estimated future payment of taxes was calculated based on fiscal regime applicable by decree to Pemex Exploration and Production effective January 1, 2015 and by the tax benefits published in the Official Gazette of the Federation on April 18, 2016.

The standardized measure provided below represents a comparative benchmark value rather than an estimate of expected future cash flows or fair market value of PEMEX's production rights. There are numerous uncertainties inherent in estimating quantities of proved reserves and in projecting future rates of production and timing of development expenditures, including many factors beyond the control of the producer. Accordingly, reserve estimates may be materially different from the quantities of crude oil and natural gas that are ultimately recovered.

Standardized measure of discounted future net cash flows as of December 31

	2019	**2018**	**2017**
		(in millions of **U.S.** dollars)	
Future cash inflows	U.S.$330,286	U.S. $321,065	U.S. $ 269,489
Future production costs (excluding profit taxes)	(114,782)	(103,498)	(114,369)
Future development costs	(37,540)	(22,224)	(26,229)
Future cash flows before tax	177,964	195,343	128,891
Future production and excess gains taxes	(134,175)	(156,691)	(129,377)
Future net cash flows	43,790	38,652	(487)
Effect of discounting net cash flows by 10%	(18,807)	(12,434)	(4,600)
Standardized measure of discounted future net cash flows	**U.S. $ 24,983**	**U.S. $ 26,218**	**U.S. $4,113**

Note: Table amounts may not total due to rounding.

To comply with ASC Topic 932, the following table presents the aggregate standardized measure changes for each of the last three years and significant sources of variance:

Changes in standardized measure of discounted future net cash flows

	2019	2018	2017
		(in millions of U.S. dollars)	
Sales of oil and gas produced, net of production costs	U.S. $ (29,530)	U.S. $ (31,279)	U.S. $ (25,076)
Net changes in prices and production costs	73,278	62,902	26,355
Extensions and discoveries	1,658	4,323	3,639
Development cost incurred during the year	4,281	2,984	2,699
Changes in estimated development costs	3,341	(2,146)	2,744
Reserves revisions and timing changes	(19,615)	1,511	(1,353)
Accretion of discount of pre-tax net cash flows	(9,305)	6,628	5,891
Net changes in production and excess gains taxes	(25,343)	(22,817)	(15,628)
Aggregate change in standardized measure of discounted future net cash flows	**U.S. $ (1,235)**	**U.S. $ 22,106**	**U.S. $ (729)**

	2019	2018	2017
		(in millions of U.S. dollars)	
Standardized measure:			
As of January 1	U.S. $ 26,218	U.S. $ 4,113	U.S. $ 4,841
As of December 31	24,983	26,218	4,113
Change	**U.S. $ (1,235)**	**U.S. $ 22,105**	**U.S. $ (728)**

Note: Table amounts may not total due to rounding.

In computing the amounts under each factor of change, the effects of variances in prices and costs are computed before the effects of changes in quantities. Consequently, changes in reserves are calculated at December 31 prices and costs.

The change in computed taxes includes taxes effectively incurred during the year and the change in future tax expense.

Disclosure of associates [text block]

NOTE 12. INVESTMENTS IN JOINT VENTURES AND ASSOCIATES

The investments in joint ventures and associates as of December 31, 2019 and 2018, were as follows:

	Percentage of investment	December 31, 2019	December 31, 2018
Deer Park Refining Limited	49.99%	Ps. 12,652,599	Ps. 14,731,030
Sierrita Gas Pipeline LLC	35.00%	1,171,593	1,068,995
Frontera Brownsville, LLC.	50.00%	446,202	472,898
Texas Frontera, LLC.	50.00%	199,923	228,564
CH 4 Energía, S. A.	50.00%	192,614	155,878
Administración Portuaria Integral de Dos Bocas, S. A. de C.V.	40.00%	165,370	118,478
Ductos el Peninsular, S. A. P. I. de C. V.	30.00%	-	17,244
Other-net	Various	46,278	48,458
		Ps. 14,874,579	**Ps. 16,841,545**

Profit (loss) sharing in joint ventures and associates:

	December 31, 2019	December 31, 2018	December 31, 2017
Deer Park Refining Limited	Ps. (1,438,308)	Ps. 872,885	Ps. 920,409
Sierrita Gas Pipeline LLC	118,959	124,209	129,401
Frontera Brownsville, LLC.	47,719	59,973	66,798
Texas Frontera, LLC.	47,585	55,316	51,412
Administración Portuaria Integral de Dos Bocas, S.A. de C.V.	46,893	54,149	(75,195)
CH4 Energía S.A. de C.V.	36,864	15,395	125,132
PMV Minera, S.A. de C.V.[i]	-	6,863	6,253
Ductos el Peninsular, S. A. P. I. de C. V.	(17,605)	(1,092)	74
Petroquímica Mexicana de Vinilo, S. A. de C. V.[i]	-	352,816	(1,223,640)
Ductos y Energéticos del Norte, S.A. de C.V.[ii]	-	-	360,092
Other, net	-	(13,502)	(296)
Profit sharing in joint ventures and associates, net	**Ps.(1,157,893)**	**Ps. 1,527,012**	**Ps. 360,440**

[i] On November 30, 2018, PEMEX received the payment for the sale of its total 44.09% interest in Petroquímica Mexicana de Vinilo, S.A. de C.V. and 44.09% interest in PMV Minera, S.A. de C.V. which were recorded as investments in joint ventures and associates. The sale price was Ps. 3,198,597 and Ps. 53,701, respectively, for a gain of Ps. 689,268 and Ps. 1,646, respectively.

[ii] On November 16, 2017, PEMEX sold its 50% interest in Ductos y Energéticos del Norte, S. de R.L. de C. V., to Infraestructura Energética Nova, S.A.B. of C.V. for a total of U.S. $ 3,141,710, yielding a gain of Ps. 3,139,103.

The following tables show condensed financial information of major investments recognized under the equity method as of December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017:

Condensed statements of financial position

	Deer Park Refining Limited		Sierrita Gas Pipeline, LLC	
	2019	2018	2019	2018
Total assets	Ps. 43,959,482	Ps. 41,119,684	Ps. 3,554,650	Ps. 3,140,289
Total liabilities	18,651,754	Ps. 11,654,678	207,241	Ps. 86,014
Total equity	25,307,728	29,465,006	3,347,409	3,054,275
Total liabilities and equity	**Ps. 43,959,482**	**Ps. 41,119,684**	**Ps. 3,554,650**	**Ps. 3,140,289**

Condensed statements of comprehensive income

	Deer Park Refining Limited			Sierrita Gas Pipeline, LLC		
	December 31,			December 31,		
	2019[1]	2018	2017	2019	2018	2017
Sales and other income	Ps. 13,560,847	Ps.17,519,219	Ps. 16,427,064	Ps. 669,579	Ps. 615,150	Ps. 840,414
Costs and expenses	16,437,750	15,773,274	14,586,061	329,695	260,272	470,697
Net result	**Ps. (2,876,903)**	**Ps. 1,745,945**	**Ps. 1,841,003**	**Ps. 339,884**	**Ps. 354,878**	**Ps. 369,717**

[1] 2019 net loss was due to the major maintenance of the Refinery that produced a decrease in the processing of crude oil in refined products.

Additional information about the significant investments in joint ventures and associates is presented below:

- *Deer Park Refining Limited.* On March 31, 1993, PMI NASA acquired 49.99% of the Deer Park Refinery. In its capacity as general partner of Deer Park Refining Limited Partnership, Shell is responsible for the operation and management of the refinery (installed capacity of approximately 340,000 barrels per day of crude oil). Management decisions are made jointly with respect to investment in or disposal of assets, distribution of dividends, indebtedness and equity operations. In accordance with the investment contract and the operation of the agreement, the participants have the rights to the net assets in the proportion of their participation. This joint venture is recorded under the equity method.

- *Sierrita Gas Pipeline LLC.* This company was created on June 24, 2013. Its main activity is the developing of projects related to the transportation infrastructure of gas in the United States. This investment is recorded under the equity method.

- *Frontera Brownsville, LLC.* Effective April 1, 2011, PMI SUS entered into a joint venture with TransMontaigne Operating Company L.P (TransMontaigne) to create Frontera Brownsville, LLC. Frontera Brownsville, LLC was incorporated in Delaware, United States, and has the corporate power to own and operate certain facilities for the storage and treatment of clean petroleum products. This investment is recorded under the equity method.

- *Texas Frontera, LLC.* This company was constituted on July 27, 2010, and its principal activity is the lease of tanks for the storage of refined product. PMI SUS, which owns 50% interest in Texas Frontera, entered into a joint venture with Magellan OLP, L.P. (Magellan), and together they are entitled to the results in proportion of their respective investment. The company has seven tanks with a capacity of 120,000 barrels per tank. This joint venture is recorded under the equity method.

- *CH4 Energía, S.A.* This company was constituted on December 21, 2000. CH4 Energía engages in the purchase and sale of natural gas and in activities related to the trading of natural gas, such as transport and distribution in Valle de Toluca, México. This joint venture is recorded under the equity method.

- *Administración Portuaria Integral de Dos Bocas, S.A. de C.V.* This company was constituted on August 12, 1999. Its primary activity is administrating the Dos Bocas port, which is in Mexico's public domain, promoting the port's infrastructure and providing related port services. This investment is recorded under the equity method.

- *Ductos el Peninsular S.A.P.I. de C.V.* This company was created on September 22, 2014. Its primary activity is the construction and operation of an integral transportation system and storage of petroleum products in the Peninsula of Yucatán.

- *Petroquímica Mexicana de Vinilo, S.A. de C.V.* On September 13, 2013, Pemex-Petrochemicals (now Pemex Industrial Transformation), through its subsidiary PPQ Cadena Productiva, S.L. and Mexichem, S.A.B. de C.V. ("Mexichem") founded Petroquímica Mexicana de Vinilo, S.A. de C.V. ("Mexicana de Vinilo"). The principal activity of Mexicana de Vinilo is the production and sale of chemicals. Mexicana de Vinilo's main products are chlorine, caustic soda, ethylene and monomers of vinyl chloride. Mexichem has been responsible for operational and financial decisions for Mexicana de Vinilo. On December 20, 2017, Petroquímica Mexicana de Vinilo permanently closed the plant. In November 2018, PEMEX sold its total ownership interest in this company.

- *PMV Minera, S.A. de C.V.* This company was constituted on October 1, 2014 and the principal activity is the extraction and sale of salmuera (mixture of salt and water). This investment is recorded under the equity method. In November 2018, PEMEX sold its total ownership interest in PMV Minera, S.A. de C.V.

Disclosure of authorisation of financial statements [text block]

NOTE 2. AUTHORIZATION AND BASIS OF PREPARATION

Authorization –

On April 27, 2020, these consolidated financial statements under IFRS and the notes hereto were authorized for issuance by the following officers: Mr. Octavio Romero Oropeza, Chief Executive Officer, Mr. Alberto Velázquez García, Chief Financial Officer, Mr. Carlos Fernando Cortez González, Deputy Director of Budgeting and Accounting, and Mr. Oscar René Orozco Piliado, Associate Managing Director of Accounting.

These consolidated financial statements and the notes hereto are issued pursuant to the terms of Article 13 Fraction VI of the Petróleos Mexicanos Law, Article 104 Fraction III, paragraph a, of the *Ley del Mercado de Valores* (Securities Market Law), and of Article 33 Fraction I, paragraph a, section 3 and Article 78 of the *Disposiciones de carácter general aplicables a las emisoras de valores y a otros participantes del mercado de valores* ("General provisions applicable to securities' issuers and other participants of the securities market").

Audit appraisal matters are reported to the Audit Committee. The entire Board of Directors of Petróleos Mexicanos is currently acting as the Audit Committee.

These consolidated financial statements are PEMEX's first annual consolidated financial statements in which *IFRS 16, Leases* ("IFRS 16") has been applied. Changes to significant accounting policies are described in Note 4.

Basis of accounting –

A. Statement of compliance

PEMEX prepared its consolidated financial statements as of December 31, 2019 and 2018, and for the years ended December 31, 2019, 2018 and 2017, in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB").

B. Basis of accounting

These consolidated financial statements have been prepared using the historical cost basis method, with the exception of the following items, which have been measured using an alternative basis.

ITEM	BASIS OF MEASUREMENT
Derivative Financial Instruments ("DFIs")	Fair Value
Employee Benefits	Fair Value of plan assets less present value of the obligation (defined benefit plan)

C. Going concern

The consolidated financial statements have been prepared on a going concern basis, which assumes that PEMEX will be able to continue its operations and can meet its payment obligations for a reasonable period. (See Note 22-F).

D. Functional and reporting currency

These consolidated financial statements are presented in Mexican pesos, which is both PEMEX's functional currency and reporting currency, due to the following:

i. The economic environment in which PEMEX operates is Mexico, where the legal currency is the Mexican peso;
ii. The budget through which Petróleos Mexicanos and its Subsidiary Entities operate as entities of the Mexican Government, including the ceiling for personnel services, is elaborated, approved and exercised in Mexican pesos.
iii. Employee benefits provision was approximately 37% and 31% of PEMEX's total liabilities as of December 31, 2019 and 2018, respectively. This provision is computed, denominated and payable in Mexican pesos; and
iv. Cash flows for payment of general expenses, taxes and duties are realized in Mexican pesos.

Although the sales prices of certain products are based on international U.S. dollar-indices, final domestic selling prices are governed by the economic and financial policies established by the Mexican Government. Accordingly, cash flows from domestic sales are generated and received in Mexican pesos.

Mexico's monetary policy regulator, the Banco de México, requires that Mexican Government entities other than financial entities sell their foreign currency to the Banco de México in accordance with its terms, receiving Mexican pesos in exchange, which is the currency of legal tender in Mexico.

Terms definition –

References in these consolidated financial statements and the related notes to "pesos" or "Ps." refers to Mexican pesos, "U.S. dollars" or "U.S.$" refers to dollars of the United States of America, "yen" or "¥" refers to Japanese yen, "euro" or "€" refers to the legal currency of the European Economic and Monetary Union, "Pounds sterling" or "£" refers to the legal currency of the United Kingdom and "Swiss francs" or "CHF" refers to the legal currency of the Swiss Confederation. Figures in all currencies are presented in thousands of the relevant currency unit, except exchange rates and product and share prices.

E. Use of judgments and estimates

The preparation of the consolidated financial statements in accordance with IFRS requires the use of estimates and assumptions made by PEMEX's management that affect the recorded amounts of assets and liabilities and the disclosures of contingent assets and liabilities as of the date of these consolidated financial statements, as well as the recorded amounts of income, costs and expenses during the year. Actual results may differ from these estimates.

Significant estimates and underlying assumptions are reviewed, and the effects of such revisions are recognized in the years in which any estimates are revised and in any future periods affected by such revision.

Information about estimates, assumptions and critical accounting policies that have the most significant effects on the amounts recognized in the consolidated financial statements are described in the following notes:

i. Judgments, assumptions and estimation uncertainties

- Note 3-C Financial instruments – Fair Value and expected credit losses
- Note 3-E Wells, pipelines, properties, plant and equipment – Value in use
- Note 3-F Intangible assets and oil and natural gas exploration and license, appraisal and development expenditure – successful efforts method
- Note 3-H Impairment of non-financial assets – Cash flow estimates and discount rates determination
- Note 3-I Leases – Early cancellation or renewal options
- Note 3-K Provisions – Environmental liabilities and retirement of assets
- Note 3-L Employee benefits – Actuarial assumptions
- Note 3-M Income taxes, duties and royalties – Recoverably assesment of deferred tax assets
- Note 3-N Contingencies – Probability assessment

ii. Measurement of fair values

Some of PEMEX' s accounting policies and disclosures require the measurement of the fair values of financial assets and liabilities, as well as non-financial assets and liabilities.

PEMEX has an established control framework with respect to the measurement of fair values. This includes a valuation team that has overall responsibility for overseeing all significant fair value measurements, including Level 3 fair values.

The valuation team regularly reviews significant unobservable inputs and valuation adjustments. If third party information, such as broker quotes or pricing services, is used to measure fair values, then the valuation team assesses the evidence obtained from the third parties to support the conclusion that these valuations meet the requirements of IFRS, including the level in the fair value hierarchy in which the valuations should be classified.

When measuring the fair value of an asset or a liability, PEMEX uses market observable data as far as possible. Fair values are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques as follows.

- Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities.
- Level 2: inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).
- Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).

If the inputs used to measure the fair value of an asset or a liability might be categorized in different levels of the fair value hierarchy, then the fair value measurement is categorized in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement.

PEMEX recognizes transfers between levels of the fair value hierarchy at the end of the reporting period during which the change has occurred.

Disclosure of borrowings [text block]

NOTE 30. SUBSIDIARY GUARANTOR INFORMATION

The following consolidating information presents: (i) condensed consolidated statements of financial position at December 31, 2019 and 2018 and condensed consolidated statements of comprehensive income and cash flows for the years ended December 31, 2019, 2018 and 2017 of Petróleos Mexicanos, the Subsidiary Guarantors and the Non-Guarantor Subsidiaries (as defined below).

These condensed consolidated statements were prepared in conformity with IFRS, with one exception: for the purposes of the presentation of the subsidiary guarantor information, the Subsidiary Entities and Subsidiary Companies have been accounted for as investments under the equity method by Petróleos Mexicanos. Earnings of subsidiaries are therefore reflected in Petróleos Mexicanos' investment account and earnings. The principal elimination entries eliminate Petróleos Mexicanos' investment in subsidiaries and inter-company balances and transactions. Pemex Exploration and Production, Pemex Industrial Transformation, Pemex Drilling and Services (in the case of Pemex Drilling and Services, until June 30, 2019 (see Note 1), Pemex Logistics and Pemex Cogeneration and Services (in the case of Pemex Cogeneration and Services, until July 27, 2018, see Note 1) (collectively, the "Subsidiary Guarantors") and Pemex Ethylene (in the case of Pemex Ethylene, until June 30, 2019, see Note 1) and Pemex Fertilizers are 100%-owned subsidiaries of the Mexican Government. The guarantees by the Subsidiary Guarantors of Petróleos Mexicanos' payment obligations under this indebtedness are full, unconditional, joint and several. Pemex Ethylene, Pemex Fertilizers, Pemex Finance, Ltd. and the Subsidiary Companies collectively comprise the non-guarantor subsidiaries (the "Non-Guarantor Subsidiaries").

The Pemex Project Funding Master Trust (the "Master Trust"), which was a trust formed for the purpose of financing PEMEX's projects, was dissolved effective December 20, 2011 and is no longer consolidated in the financial statements of PEMEX as of December 31, 2011 and thereafter.

The following table sets forth, as of December 31, 2019, the principal amount outstanding of the registered debt securities originally issued by the Master Trust. As noted above, Petróleos Mexicanos has assumed, as primary obligor, all of the obligations of the Master Trust under these debt securities. The obligations of Petróleos Mexicanos are guaranteed by the Subsidiary Guarantors:

Table 1: Registered Debt Securities originally issued by the Master Trust and Assumed by Petróleos Mexicanos

Security	Primary obligor	Guarantors	Principal amount outstanding (U.S. $)
6.625% Guaranteed Bonds due 2035	Petróleos Mexicanos	Pemex Exploration and Production, Pemex Industrial Transformation and Pemex Logistics	1,750,000
6.625% Guaranteed Bonds due 2038	Petróleos Mexicanos	Pemex Exploration and Production, Pemex Industrial Transformation and Pemex Logistics	491,175
8.625% Bonds due 2022	Petróleos Mexicanos	Pemex Exploration and Production, Pemex Industrial Transformation and Pemex Logistics	89,609
8.625% Guaranteed Bonds due 2023	Petróleos Mexicanos	Pemex Exploration and Production, Pemex Industrial Transformation and Pemex Logistics	63,705
9.50% Guaranteed Bonds due 2027	Petróleos Mexicanos	Pemex Exploration and Production, Pemex Industrial Transformation and Pemex Logistics	219,217

The following table sets forth, as of December 31, 2019, the principal amount outstanding of the registered debt securities issued by Petróleos Mexicanos, and guaranteed by Pemex Exploration and Production, Pemex Industrial Transformation and Pemex Logistics.

Table 2: Registered Debt Securities originally issued by Petróleos Mexicanos

Security	Issuer	Guarantors	Principal amount outstanding (U.S. $)
Floating Rate Notes due 2022	Petróleos Mexicanos	Pemex Exploration and Production, Pemex Industrial Transformation and Pemex Logistics	563,702
9.50% Global Guaranteed Bonds due 2027	Petróleos Mexicanos	Pemex Exploration and Production, Pemex Industrial Transformation and Pemex Logistics	102,149
6.000% Notes due 2020	Petróleos Mexicanos	Pemex Exploration and Production, Pemex Industrial Transformation and Pemex Logistics	322,564
5.50% Notes due 2021	Petróleos Mexicanos	Pemex Exploration and Production, Pemex Industrial Transformation and Pemex Logistics	1,071,292
3.500% Notes due 2023	Petróleos Mexicanos	Pemex Exploration and Production, Pemex Industrial Transformation and Pemex Logistics	1,360,645
4.875% Notes due 2024	Petróleos Mexicanos	Pemex Exploration and Production, Pemex Industrial Transformation and Pemex Logistics	1,031,954
6.625% Notes due 2035	Petróleos Mexicanos	Pemex Exploration and Production, Pemex Industrial Transformation and Pemex Logistics	999,000

Security	Issuer	Guarantors	Principal amount outstanding (U.S. $)
6.500% Bonds due 2041	Petróleos Mexicanos	Pemex Exploration and Production, Pemex Industrial Transformation and Pemex Logistics	1,560,521
4.875% Notes due 2022	Petróleos Mexicanos	Pemex Exploration and Production, Pemex Industrial Transformation and Pemex Logistics	787,806
5.375% Notes due 2022	Petróleos Mexicanos	Pemex Exploration and Production, Pemex Industrial Transformation and Pemex Logistics	604,657
3.500% Notes due 2020	Petróleos Mexicanos	Pemex Exploration and Production, Pemex Industrial Transformation and Pemex Logistics	437,022
5.50% Bonds due 2044	Petróleos Mexicanos	Pemex Exploration and Production, Pemex Industrial Transformation and Pemex Logistics	972,970
6.375% Bonds due en 2045	Petróleos Mexicanos	Pemex Exploration and Production, Pemex Industrial Transformation and Pemex Logistics	1,560,461
5.625% Bonds due 2046	Petróleos Mexicanos	Pemex Exploration and Production, Pemex Industrial Transformation and Pemex Logistics	1,698,214
4.500% Notes due 2026	Petróleos Mexicanos	Pemex Exploration and Production, Pemex Industrial Transformation and Pemex Logistics	1,497,918
4.250% Notes due 2025	Petróleos Mexicanos	Pemex Exploration and Production, Pemex Industrial Transformation and Pemex	790,153

Security	Issuer	Guarantors	Principal amount outstanding (U.S. $)
		Logistics	
6.375% Notes due 2021	Petróleos Mexicanos	Pemex Exploration and Production, Pemex Industrial Transformation and Pemex Logistics	364,288
6.875% Notes due 2026	Petróleos Mexicanos	Pemex Exploration and Production, Pemex Industrial Transformation and Pemex Logistics	2,970,334
4.625% Notes due 2023	Petróleos Mexicanos	Pemex Exploration and Production, Pemex Industrial Transformation and Pemex Logistics	1,012,142
6.750% Bonds due 2047	Petróleos Mexicanos	Pemex Exploration and Production, Pemex Industrial Transformation and Pemex Logistics	5,997,558
5.350% Notes due 2028	Petróleos Mexicanos	Pemex Exploration and Production, Pemex Industrial Transformation and Pemex Logistics	2,482,368
6.350% Bonds due 2048	Petróleos Mexicanos	Pemex Exploration and Production, Pemex Industrial Transformation and Pemex Logistics	3,326,497
6.500% Notes due 2029	Petróleos Mexicanos	Pemex Exploration and Production, Pemex Industrial Transformation and Pemex Logistics	1,982,163

Petróleos Mexicanos is the only PEMEX entity that had debt securities registered with the SEC outstanding as of December 31, 2019 and as of the date of these consolidated financial statements, and all guaranteed debt is issued by Petróleos Mexicanos. The guaranties of the Subsidiary Guarantors are full and unconditional and joint and several. PEMEX's management has not presented separate financial statements for the Subsidiary Guarantors, because it has determined that such information is not material to investors.

SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION

STATEMENT OF FINANCIAL POSITION
As of December 31, 2019

	Petróleos Mexicanos	Subsidiary guarantors	Non-guarantor subsidiaries	Eliminations	PEMEX consolidated
Assets					
Current assets					
Cash and cash equivalents	Ps. 28,234,857	Ps. 4,826,057	Ps. 27,560,717	Ps. -	Ps. 60,621,631
Trade and other accounts receivable, derivative financial instruments and other current assets	21,264,604	119,380,143	56,613,797	-	197,258,544
Accounts receivable—inter-company	592,503,940	1,134,820,799	129,911,984	(1,857,236,723)	-
Inventories	459,131	51,833,240	30,379,825	-	82,672,196
Total current assets	642,462,532	1,310,860,239	244,466,323	(1,857,236,723)	340,552,371
Long-term receivables—intercompany	1,692,840,909	-	1,615,441	(1,694,456,350)	-
Investments in joint ventures and associates	(980,054,315)	10,757,092	73,151,606	911,020,196	14,874,579
Wells, pipelines, properties, plant and equipment-net	9,706,301	1,169,112,584	32,930,617	-	1,211,749,502
Long-term notes receivables	121,626,851	938,455	-	-	122,565,306
Right of use	1,385,617	67,564,544	1,868,152	-	70,818,314
Deferred taxes	81,127,820	50,735,224	4,303,703	-	136,166,747
Intangible assets	130,535	13,018,022	1,435,967	-	14,584,524
Other assets	21,986	2,955,242	4,159,450	-	7,136,677
Total assets	**1,569,248,236**	**2,625,941,402**	**363,931,259**	**(2,640,672,877)**	**1,918,448,020**
Liabilities					
Current liabilities					
Current portion of long-term debt	209,291,307	2,942,757	32,690,121	-	244,924,185
Accounts payable—inter-company	1,275,967,793	471,706,488	106,934,283	(1,854,608,564)	-
Other current liabilities	23,694,401	230,345,159	53,239,883	-	307,279,443
Total current liabilities	1,508,953,501	704,994,404	192,864,287	(1,854,608,564)	552,203,628
Long-term debt	1,694,319,842	28,300,551	15,629,510	-	1,738,249,903
Long-term payables—inter-company	-	1,694,801,416	2,283,093	(1,697,084,509)	-
Employee benefits, provisions for sundry creditors, other liabilities and deferred taxes	363,041,463	1,247,581,410	14,579,978	-	1,625,202,851
Total liabilities	3,566,314,806	3,675,677,781	225,356,868	(3,551,693,073)	3,915,656,382
Equity (deficit), net	(1,997,066,570)	(1,049,736,379)	138,574,391	911,020,196	(1,997,208,362)
Total liabilities and equity	**Ps.1,569,248,236**	**Ps.2,625,941,402**	**Ps. 363,931,259**	**Ps. (2,640,672,877)**	**Ps. 1,918,448,020**

SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION

STATEMENT OF FINANCIAL POSITION
As of December 31, 2018

	Petróleos Mexicanos	Subsidiary guarantors	Non-guarantor subsidiaries	Eliminations	PEMEX consolidated
Assets					
Current assets					
Cash and cash equivalents	Ps. 25,187,488	Ps. 16,471,298	Ps. 40,253,622	Ps. -	Ps. 81,912,409
Trade and other accounts receivable, derivative financial instruments and other current assets	63,513,279	112,579,068	53,082,638	-	229,174,985
Accounts receivable—inter-company	573,128,107	1,190,513,209	90,294,160	(1,853,935,476)	-
Inventories	418,497	55,152,479	26,451,592	-	82,022,568
Total current assets	662,247,371	1,374,716,054	210,082,012	(1,853,935,476)	393,109,961
Long-term receivables—intercompany	1,833,526,496	285	5,409,802	(1,838,936,583)	-
Investments in joint ventures and associates	(423,086,576)	135,726	16,693,715	423,098,680	16,841,545
Wells, pipelines, properties, plant and equipment-net	10,857,719	1,344,851,372	46,776,993	-	1,402,486,084
Long-term notes receivables	118,834,477	994,121	-	-	119,828,598
Deferred taxes	59,010,975	61,009,660	2,764,095	-	122,784,730
Intangible assets	318,342	11,865,660	1,536,538	-	13,720,540
Other assets	54,272	3,174,097	3,197,441	-	6,425,810
Total assets	**Ps. 2,261,763,076**	**Ps. 2,796,746,975**	**Ps. 286,460,596**	**Ps.(3,269,773,379)**	**Ps. 2,075,197,268**
Liabilities					
Current liabilities					
Current portion of long-term debt	Ps. 171,880,315	Ps. 4,289,361	Ps. 15,626,033	Ps. -	Ps. 191,795,709
Accounts payable—inter-company	1,439,442,811	325,901,335	88,582,648	(1,853,926,794)	-
Other current liabilities	20,837,163	194,303,145	40,840,277	-	255,980,585
Total current liabilities	1,632,160,289	524,493,841	145,048,958	(1,853,926,794)	447,776,294
Long-term debt	1,835,071,170	36,863,242	18,555,994	-	1,890,490,407
Long-term payables—inter-company	-	1,838,285,585	659,680	(1,838,945,265)	-
Employee benefits, provisions for sundry creditors, other liabilities and deferred taxes	254,041,839	929,431,425	12,862,735	-	1,196,335,999
Total liabilities	3,721,273,298	3,329,074,093	177,127,368	(3,692,872,059)	3,534,602,700
Equity (deficit), net	(1,459,510,222)	(532,327,118)	109,333,228	423,098,680	(1,459,405,432)
Total liabilities and equity	**Ps. 2,261,763,076**	**Ps. 2,796,746,975**	**Ps. 286,460,596**	**Ps.(3,269,773,379)**	**Ps. 2,075,197,268**

SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION

STATEMENT OF COMPREHENSIVE INCOME
For the year ended December 31, 2019

	Petróleos Mexicanos	Subsidiary guarantors	Non-guarantor subsidiaries	Eliminations	PEMEX consolidated
Net sales	Ps. -	Ps. 1,623,118,346	Ps. 712,266,064	Ps. (942,521,905)	Ps. 1,392,862,505
Services income	59,915,165	131,935,732	9,683,190	(192,425,407)	9,108,680
Total sales revenues	59,915,165	1,755,054,078	721,949,254	(1,134,947,312)	1,401,971,185
(Impairment) of wells, pipelines, properties, plant and equipment	-	93,471,764	3,610,450	-	(97,082,214)
Cost of sales	989,308	1,488,250,706	705,101,991	(1,071,408,581)	1,122,933,424
Gross income	58,925,857	173,331,608	13,236,813	(63,538,731)	181,955,547
Other revenues (expenses), net	139,412	3,048,907	4,616,272	(75,835)	7,728,756
Total general expenses	62,645,185	141,628,000	11,974,223	(63,592,675)	152,654,733
Operating income	(3,579,916)	34,752,515	5,878,862	(21,891)	37,029,570
Financing cost, net	(66,593,657)	(57,364,522)	(2,953,372)	21,891	(126,889,660)
Foreign exchange income, net	3,912,176	82,143,830	874,382	-	86,930,388
Profit (loss) sharing in joint ventures and associates	(292,585,923)	116,536	(4,297,609)	295,609,103	(1,157,893)
Income (loss) before taxes, duties and other	(358,847,320)	59,648,359	(497,737)	295,609,103	(4,087,595)
Total taxes, duties and other	(11,557,958)	352,239,317	3,142,129	-	343,823,488
Net (loss) income for the year	(347,289,362)	(292,590,958)	(3,639,866)	295,609,103	(347,911,083)
Total other comprehensive result	(55,495,859)	(253,482,329)	(375,252)	(2,669,406)	(312,022,846)
Total comprehensive result for the year	**Ps. (402,785,221)**	**Ps.(546,073,287)**	**Ps. (4,015,118)**	**Ps. 292,939,697**	**Ps. (659,933,929)**

SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION

STATEMENT OF COMPREHENSIVE INCOME
For the year ended December 31, 2018

	Petróleos Mexicanos	Subsidiary guarantors	Non-guarantor subsidiaries	Eliminations	PEMEX consolidated
Net sales	Ps. -	Ps. 1,941,467,663	Ps. 912,726,857	Ps. (1,181,748,372)	Ps. 1,672,446,148
Services income	75,979,835	113,113,024	5,960,807	(186,380,664)	8,673,002
Total sales revenues	75,979,835	2,054,580,687	918,687,664	(1,368,129,036)	1,681,119,150
(Reversal) impairment of wells, pipelines, properties, plant and equipment	-	(25,384,888)	3,965,891	-	(21,418,997)
Cost of sales	1,905,865	1,536,120,030	910,525,715	(1,249,040,049)	1,199,511,561
Gross income	74,073,970	543,845,545	4,196,058	(119,088,987)	503,026,586
Other revenues (expenses), net	73,183	(26,020,067)	8,710,216	40,289,179	23,052,511
Total general expenses	69,479,218	158,965,537	10,248,039	(80,014,104)	158,678,690
Operating income	4,667,935	358,859,941	2,658,235	1,214,296	367,400,407
Financing cost, net	(64,226,376)	(46,203,154)	(475,599)	(523,384)	(111,428,513)
Foreign exchange income, net	(3,832,933)	26,526,563	965,850	-	23,659,480
Profit (loss) sharing in joint ventures and associates	(125,246,527)	53,058	2,164,868	124,555,613	1,527,012
Income (loss) before taxes, duties and other	(188,637,901)	339,236,408	5,313,354	125,246,525	281,158,386
Total taxes, duties and other	(8,272,851)	466,788,123	3,062,951	-	461,578,223
Net (loss) income for the year	(180,365,050)	(127,551,715)	2,250,403	125,246,525	(180,419,837)
Total other comprehensive result	47,357,316	176,174,564	(140,133)	-	223,391,747
Total comprehensive result for the year	**Ps. (133,007,734)**	**Ps. 48,622,849**	**Ps.2,110,270**	**Ps.125,246,525**	**Ps.42,971,910**

SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION

STATEMENT OF COMPREHENSIVE INCOME
For the year ended December 31, 2017

	Petróleos Mexicanos	Subsidiary guarantors	Non-guarantor subsidiaries	Eliminations	PEMEX consolidated
Net sales	Ps. -	Ps. 1,713,914,703	Ps. 1,096,752,930	Ps. (1,424,768,483)	Ps. 1,385,899,150
Services income	50,399,983	140,934,022	2,646,144	(182,849,580)	11,130,569
Total sales revenues	50,399,983	1,854,848,725	1,099,399,074	(1,607,618,063)	1,397,029,719
Impairment of wells, pipelines, properties, plant and equipment	-	145,302,407	6,142,153	-	151,444,560
Cost of sales	2,007,814	1,447,640,131	1,083,297,610	(1,528,740,675)	1,004,204,880
Gross income	48,392,169	261,906,187	9,959,311	(78,877,388)	241,380,279
Other revenues (expenses), net	(341,521)	(12,443,660)	(4,664,096)	22,623,353	5,174,076
Total general expenses	59,141,391	132,057,064	7,180,758	(56,550,089)	141,829,124
Operating income	(11,090,743)	117,405,463	(1,885,543)	296,054	104,725,231
Financing cost, net	(65,581,677)	(9,106,677)	(1,155,963)	(296,054)	(76,140,371)
Foreign exchange income , net	6,837,171	15,807,988	538,963	-	23,184,122
Profit (loss) sharing in joint ventures and associates	(211,567,169)	409,955	(49,515)	211,567,169	360,440
Income (loss) before taxes, duties and other	(281,402,41 8)	124,516,729	(2,552,058)	211,567,169	52,129,422
Total taxes, duties and other	(557,520)	331,001,261	2,536,300	-	332,980,041
Net (loss) income for the year	(280,844,898)	(206,484,532)	(5,088,358)	211,567,169	(280,850,619)
Total other comprehensive result	4,728,640	6,841,586	(63,845)	-	11,506,381
Total comprehensive result for the year	**Ps. (276,116,258)**	**Ps. (199,642,946)**	**Ps. (5,152,203)**	**Ps. 211,567,169**	**Ps. (269,344,238)**

SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION

STATEMENT OF CASH FLOWS
For the year ended December 31, 2019

	Petróleos Mexicanos	Subsidiary guarantors	Non-guarantor subsidiaries	Eliminations	PEMEX consolidated
Operating activities:					
Net (loss) income for the year	Ps. (347,289,363)	Ps. (291,256,339)	Ps. (4,974,486)	Ps. 295,609,104	Ps. (347,911,084)
Income tax and duties	(11,557,958)	352,291,238	3,090,209	-	343,823,489
Depreciation and amortization	1,183,741	134,134,135	1,869,134	-	137,187,010
Amortization of intangible assets	373,961	86,342	83,069	-	543,372
Impairment of wells, pipelines, properties, plant and equipment	-	93,471,765	3,610,449	-	97,082,214
Unsuccessful wells	-	71,604,308	-	-	71,604,308
Exploration costs	-	7,990,877	-	-	7,990,877
Disposal of wells, pipelines, properties, plant and equipment	14,115	1,492,916	1,034,527	-	2,541,558
Amortization of rights of use	639,877	5,439,642	1,349,756	-	7,429,275
Effects of net present value of reserve for well abandonment	-	(258,816)	-	-	(258,816)
Profit (loss) sharing in investments	296,230,824	(538,281)	(1,473,955)	(293,060,695)	1,157,893
Unrealized foreign exchange loss (gain)	(74,439,514)	(2,867,091)	(938,369)	-	(78,244,974)
Interest expense	118,543,971	12,446,222	1,871,147	-	132,861,340
Interest income	(22,964,784)	(658,748)	(860,174)	-	(24,483,706)
Funds (used in) from operating activities:					
Accounts receivable, accounts payable, derivative financial instruments and accrued liabilities	11,279,402	27,661,723	675,345	-	39,616,470
Taxes	(10,682,007)	(356,254,147)	(5,737,259)	-	(372,673,413)
Employee benefits	52,052,212	9,322,327	5,580,162	-	66,954,701
Inter-company charges and deductions	(439,039,267)	176,676,691	5,349,241	257,013,335	-
Cash flows (used in) from operating activities	(425,654,790)	240,784,764	10,528,796	259,561,744	85,220,514
Investing activities:					
Acquisition of wells, pipelines, properties, plant and equipment and intangible assets	(232,592)	(132,206,201)	5,564,862	-	(126,873,931)
Other assets and other receivables	14,743,694	933,269	(101,835)	-	15,575,128
(Increase) decrease due to Inter-company investing	401,422,502	-	-	(401,422,502)	-
Cash flows used in investing activities	415,933,604	(131,272,932)	5,463,027	(401,422,502)	(111,298,803)
Financing activities:					
Increase in equity due to Certificates of Contribution "A"	122,131,000	41,956,917	(41,956,917)	-	122,131,000
Long-terms and interest received from the Mexican Government	38,704,883	-	-	-	38,704,883
Lease payments	(588,463)	(8,745,025)	(1,375,933)	-	(10,709,421)
Loans obtained from financial institutions	824,049,426	46,297	343,739,223	-	1,167,834,946
Debt payments, principal only	(851,077,341)	(4,826,936)	(329,138,006)	-	(1,185,042,283)
Interest paid	(120,450,950)	(6,104,160)	(1,390,093)	-	(127,945,203)
Inter-company increase (decrease) financing	-	(143,484,166)	1,623,408	141,860,758	-
Cash flows provided by financing activities:	12,768,555	(121,157,073)	(28,498,318)	141,860,758	4,973,922
Net (decrease) increase in cash and cash equivalents	3,047,369	(11,645,241)	(12,506,495)	-	(21,104,367)
Effects of change in cash value	-	-	(186,411)	-	(186,411)
Cash and cash equivalents at the beginning of the year	25,187,488	16,471,298	40,253,623	-	81,912,409
Cash and cash equivalents at the end of the year	**Ps. 28,234,857**	**Ps. 4,826,057**	**Ps. 27,560,717**	**Ps. -**	**Ps. 60,621,631**

SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION

STATEMENT OF CASH FLOWS
For the year ended December 31, 2018

	Petróleos Mexicanos	Subsidiary guarantors	Non-guarantor subsidiaries	Eliminations	PEMEX consolidated
Operating activities:					
Net (loss) income for the year	Ps.(180,365,050)	Ps.(127,551,718)	Ps. 2,305,189	Ps. 125,191,742	Ps. (180,419,837)
Adjustments to reconcile net loss to cash provided by operating activities:					
Depreciation and amortization	1,274,179	149,747,232	2,360,629	-	153,382,040
Amortization of intangible assets	2,446,445	86,332	110,549	-	2,643,326
Impairment of wells, pipelines, properties, plant and equipment	-	(25,384,888)	3,965,891	-	(21,418,997)
Unsuccessful wells	-	15,443,086	-	-	15,443,086
Exploration costs	-	(2,171,218)	-	-	(2,171,218)
Disposal of wells, pipelines, properties, plant and equipment	872,527	12,226,128	3,786,609	-	16,885,264
Gain on sale of share in joint ventures and associates	-	(10,257)	(690,914)	-	(701,171)
Effects of net present value of reserve for well abandonment	-	(6,953,200)	-	-	(6,953,200)
Profit (loss) sharing in investments	125,246,527	(538,281)	(1,473,955)	(124,761,303)	(1,527,012)
Unrealized foreign exchange loss (gain)	(19,726,271)	446,523	(482,460)	-	(19,762,208)
Interest expense	109,697,028	9,577,370	1,452,624	-	120,727,022
Interest income	(9,520,962)	-	-	-	(9,520,962)
Funds (used in) from operating activities:					
Accounts receivable, accounts payable, derivative financial instruments and accrued liabilities	51,460,407	(70,278,499)	26,118,293	-	7,300,201
Taxes	(8,881,300)	38,071,896	(157,861)	-	29,032,735
Other assets and other liabilities	559,449	(12,071,857)	(3,244,955)	-	(14,757,363)
Employee benefits	10,519,603	44,858,697	(1,773,416)	-	53,604,884
Inter-company charges and deductions	(14,527,177)	81,240,429	(21,516,287)	(45,196,965)	-
Cash flows (used in) from operating activities	69,055,405	106,737,775	10,759,936	(44,766,526)	141,786,590
Investing activities:					
Acquisition of wells, pipelines, properties, plant and equipment and intangible assets	(1,162,685)	(103,408,759)	(4,389,245)	-	(108,960,689)
Proceeds from sale of assets	-	14,568	4,063,776	-	4,078,344
Other assets	3,586,010	212,421	-	-	3,798,431
(Increase) decrease due to Inter-company investing	(47,454,385)	-	-	47,454,385	-
Cash flows used in investing activities	(45,031,060)	(103,181,770)	(325,469)	47,454,385	(101,083,914)
Financing activities:					
Loans obtained from financial institutions	510,871,366	-	388,897,646	-	899,769,012
Debt payments, principal only	(450,353,531)	(6,662,318)	(384,017,543)	-	(841,033,392)
Interest paid	(106,313,795)	(7,857,926)	(1,117,668)	-	(115,289,389)
Inter-company increase (decrease) financing	-	8,620,192	(5,932,333)	(2,687,859)	-
Cash flows provided by financing activities:	(45,795,960)	(5,900,052)	(2,169,898)	(2,687,859)	(56,553,769)
Net (decrease) increase in cash and cash equivalents	(21,771,615)	(2,344,047)	8,264,569	-	(15,851,093)
Effects of change in cash value	-	-	(88,252)	-	(88,252)
Cash and cash equivalents at the beginning of the year	46,959,103	18,815,345	32,077,306	-	97,851,754
Cash and cash equivalents at the end of the year	**Ps. 25,187,488**	**Ps. 16,471,298**	**Ps. 40,253,623**	**Ps. -**	**Ps. 81,912,409**

SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION

STATEMENT OF CASH FLOWS
For the year ended December 31, 2017

	Petróleos Mexicanos	Subsidiary guarantors	Non-guarantor subsidiaries	Eliminations	PEMEX consolidated
Operating activities:					
Net (loss) income for the year	Ps.(280,844,898)	Ps.(206,484,532)	Ps. (5,082,639)	Ps. 211,561,450	Ps.(280,850,619)
Adjustments to reconcile net loss to cash provided by operating activities:					
Depreciation and amortization	1,155,881	152,607,943	2,940,689	-	156,704,513
Impairment of wells, pipelines, properties, plant and equipment	-	145,302,407	6,142,153	-	151,444,560
Unsuccessful wells	-	6,164,624	-	-	6,164,624
Exploration costs	-	(1,447,761)	-	-	(1,447,761)
Disposal of wells, pipelines, properties, plant and equipment	433,391	14,687,229	1,943,051	-	17,063,671
Gain on sale of share in joint ventures and associates	-	(3,139,103)	-	-	(3,139,103)
Disposal of held—for—sale current non—financial assets	-	2,808,360	-	-	2,808,360
Dividends	-	-	(180,675)	-	(180,675)
Effects of net present value of reserve for well abandonment	-	7,774,000	-	-	7,774,000
Profit (loss) sharing in investments	211,567,169	(409,955)	49,515	(211,567,169)	(360,440)
Decrease on available-for-sale financial assets	-	-	1,360,205	-	1,360,205
Net loss on available-for-sale financial assets	-	-	3,523,748	-	3,523,748
Unrealized foreign exchange loss (gain)	(13,526,153)	(1,585,910)	(1,573,376)	-	(16,685,439)
Interest expense	100,545,114	15,736,420	1,363,014	-	117,644,548
Funds (used in) from operating activities:					
Accounts receivable, accounts payable and derivative financial instruments	(88,496,967)	(14,214,566)	(20,789,692)	-	(123,501,225)
Inventories	(62,421)	(3,086,181)	(14,818,268)	-	(17,966,870)
Other assets	(7,091,867)	(483,389)	551,233	-	(7,024,023)
Employee benefits	18,829,768	31,489,785	(254,157)	-	50,065,396
Inter-company charges and deductions	7,284,124	(114,968,213)	514,270	107,169,819	-
Cash flows (used in) from operating activities	(50,206,859)	30,751,158	(24,310,929)	107,164,100	63,397,470
Investing activities:					
Acquisition of wells, pipelines, properties, plant and equipment	(1,436,926)	(87,274,561)	(3,147,978)	-	(91,859,465)
Resources from sale available-for-sale financial assets	-	-	8,026,836	-	8,026,836
Proceeds from the sale of assets	-	3,863,072	(721,362)	-	3,141,710
(Increase) decrease due to Inter-company investing	25,611,359	-	-	(25,611,359)	-
Cash flows used in investing activities	24,174,433	(83,411,489)	4,157,496	(25,611,359)	(80,690,919)
Financing activities:					
Loans obtained from financial institutions	401,947,349	-	302,768,119	-	704,715,468
Debt payments, principal only	(327,703,729)	(7,981,937)	(306,374,153)	-	(642,059,819)
Interest paid	(93,755,698)	(13,991,633)	(1,163,086)	-	(108,910,417)
Inter-company increase (decrease) financing	-	83,716,743	(2,164,002)	(81,552,741)	-
Cash flows provided by financing activities:	(19,512,078)	61,743,173	(6,933,122)	(81,552,741)	(46,254,768)
Net (decrease) increase in cash and cash equivalents	(45,544,504)	9,082,842	(27,086,555)	-	(63,548,217)
Effects of change in cash value	-	-	(2,132,542)	-	(2,132,542)
Cash and cash equivalents at the beginning of the year	92,503,607	9,732,503	61,296,403	-	163,532,513
Cash and cash equivalents at the end of the year	**Ps. 46,959,103**	**Ps. 18,815,345**	**Ps. 32,077,306**	**Ps. -**	**Ps. 97,851,754**

Disclosure of cash and cash equivalents [text block]

NOTE 9. CASH AND CASH EQUIVALENTS

As of December 31, 2019 and 2018, cash and cash equivalents were as follows:

	2019	2018
Cash on hand and in banks(i)	Ps. 27,502,675	Ps. 41,974,735
Highly liquid investments (ii)	33,118,956	39,937,674
	Ps. 60,621,631	**Ps. 81,912,409**

(i) Cash on hand and in banks is primarily composed of cash in banks.
(ii) Mainly composed of short-term Mexican Government investments.

Disclosure of changes in accounting policies [text block]

NOTE 4. ACCOUNTING CHANGES AND RECLASSIFICATIONS

A. Accounting changes

a. IFRS 16 "Leases" ("IFRS 16")

In January 2016, the IASB published IFRS 16, which replaced IAS 17, "Leases" and related interpretations, including IFRIC 4 "Determining whether an Arrangement contains a Lease" ("IFRIC 4").

From January 1, 2019, PEMEX applied IFRS 16 for the first time. Several other amendments and interpretations apply for the first time in 2019, but do not have a material impact on the consolidated financial statements of PEMEX.

IFRS 16 introduces a single, on balance sheet accounting model for lessees. A lessee recognizes a right-of-use asset representing its right to use the underlying asset and a lease liability representing its obligation to make lease payments. There are recognition exemptions for short-term leases and leases of low-value assets. Lessor accounting remains similar to previous accounting policies.

PEMEX applied IFRS 16 initially on January 1, 2019 using the modified retrospective approach. There was no impact against retained earnings because as of January 1, 2019 the rights of use and the lease liability were for the same amount (in addition to a reclassification of the previously recognized finance leases). Accordingly, the comparative information presented for 2018 has not been restated and it is presented, as previously reported, under IAS 17 and related interpretations. The details of the changes in accounting policies are disclosed below.

i. Definition of a lease

Previously, PEMEX determined at contract inception whether an arrangement was or contained a lease under IFRIC 4. PEMEX now assesses whether a contract is or contains a lease based on the new definition of a lease under IFRS 16. Under IFRS 16, a contract is, or contains, a lease if the contract conveys a right to control the use of an identified asset for a period of time in exchange for consideration.

On transition to IFRS 16, PEMEX elected to apply the practical expedient to adopt the definition of lease at the time of transition. This means it applied IFRS 16 to all contracts entered into before January 1, 2019 and identified as leases in accordance with IAS 17 and IFRIC 4. The definition of a lease under IFRS 16 has been applied only to contracts entered into or modified on or after January 1, 2019.

ii. As a lessee

PEMEX recognizes assets and liabilities for its operating leases, which primarily consist of transportation and railway equipment, docks, hydrogen supply plants, electric power and steam gas storage facilities.

As a lessee, PEMEX previously classified leases as operating or finance leases based on its assessment of whether the lease transferred substantially all of the risks and rewards of ownership. Under IFRS 16, PEMEX recognizes right-of-use assets and lease liabilities for most leases, and these leases are on-balance sheet.

PEMEX has elected not to recognize right-of-use and lease liabilities for some leases of short-term leases. PEMEX recognizes the lease payments associated with these leases as an expense on a straight-line basis over the lease term.

Significant accounting policy –

PEMEX recognizes a right-of-use asset and a lease liability at the lease commencement date. The right-of-use asset is initially measured at cost, and subsequently at cost less any accumulated depreciation and impairment losses and adjusted for certain remeasurements of the lease liability.

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, PEMEX's incremental borrowing rate. PEMEX uses its incremental borrowing rate as the discount rate.

The lease liability is subsequently measured as increased by the interest cost on the lease liability and decreased by lease payments made. It is remeasured when there is a change in future lease payments arising from a change in an index or rate, a change in the estimate of the amount expected to be payable under a residual value guarantee or, as appropriate, changes in the assessment of whether a purchase or extension option or reasonably certain to be exercised or a termination option is reasonably certain not to be exercised.

PEMEX has applied judgement to determine the lease term for some lease contracts in which it is a lessee that include renewal options. The assessment of whether PEMEX is reasonably certain to exercise such options impacts the lease term, which significantly affects the amount of lease liabilities and right-of-use assets recognized.

Transition –

Previously, PEMEX classified a number of leases as operating leases under IAS 17. These leases include transportation and railway equipment, docks, hydrogen supply plants, electric power and steam gas storage facilities. The leases typically run for a period of up to 20 years. Some leases include an option to renew the lease for an additional 5 years or without defined term after the end of the non-cancellable period.

At transition, for leases classified as operating leases under IAS 17, lease liabilities were measured at the present value of the remaining lease payments, discounted at PEMEX's incremental borrowing rate as at January 1, 2019. Right-of-use assets are measured at an amount equal to the lease liability, adjusted by the amount of any prepaid or accrued lease payments. PEMEX applied this approach to all operating leases.

PEMEX used the following practical expedients when applying IFRS 16 to leases previously classified as operating leases under IAS 17:

- Applied the exemption not to recognize right-of-use assets and liabilities for leases with less than 12 months of lease term.
- Excluded initial direct costs from measuring the right-of-use asset at the date of initial application.
- Used hindsight when determining the lease term if the contract contains options to extend or terminate the lease.

PEMEX leases certain production equipment that were classified as finance leases under IAS 17. For these leases, the carrying amount of the right-of use asset and the lease liability at January 1, 2019 were determined at the carrying amount of the lease asset and lease liability under IAS 17 immediately before that date.

PEMEX reclassified intangible assets to rights of use of the rights of way that they had registered in that concept until December 31, 2018.

iii. Impacts on financial statements

Impact in the transition –

On transition to IFRS 16 (effective as of January 1, 2019), PEMEX's recognized additional right-of-use assets and additional lease liabilities. The impact on transition is summarized below.

	Total
Right of use assets	Ps. 72,760,580*
Lease liability	Ps. 70,651,797

* Includes the reclassification of rights of way that were presented as intangible assets. The liability is not recognized due to prepayments made.

When measuring lease liabilities for leases that were classified as operating leases, PEMEX discounted lease payments using its incremental borrowing rate at January 1, 2019. The weighted-average rate applied was 7.7%.

	2019
Operating lease commitment at December 31, 2018	Ps. 62,723,909
Undisclosed leases in 2018 Financial statements	40,186,551
Operating lease commitment	102,910,460
Operating lease commitment discounted using the incremental borrowing rate at January 1, 2019	Ps. 65,608,174
Lease liabilities from financial leases previously recognized up to December 31, 2018	6,053,280
Recognition exemption for:	
Short-term leases	(1,009,657)
Lease liabilities recognized at January 1, 2019	Ps. 70,651,797

Some other accounting standards were effective as January 1, 2019 but did not have a significant impact on PEMEX's financial statements.

B. Reclassifications

Some non-material amounts as of December 31, 2018 were regrouped to conform their presentation to the statement of financial position for 2019.

Disclosure of commitments [text block]

NOTE 26. COMMITMENTS

A. PMI CIM has entered into several contracts for the sale of crude oil on the international market to foreign companies. The terms and conditions of these contracts are specific to each client, and their durations may be indefinite (evergreen contracts) or they may contain a minimum obligatory period (long-term contracts).

B. PEMEX has entered into a nitrogen supply contract for the pressure maintenance program at the Cantarell complex. During 2007, an additional contract was entered into with the purpose of supplying nitrogen to the Ku-Maloob-Zap complex and extending the original contract until 2027. At December 31, 2019 and 2018, the value of the nitrogen to be supplied during the term of the contract was approximately Ps. 35,718,401 and Ps. 42,295,796, respectively. In the event of the annulment of the contract and depending on the circumstances, PEMEX has the right or the obligation to acquire the vendor's nitrogen plant under the terms of the contract.

Estimated future payments under this contract for upcoming fiscal years are as follows:

2020	Ps.	4,465,691
2021		4,767,534
2022		4,786,926
2023		4,804,471
2024		4,836,432
2025 and thereafter		12,057,347
Total	Ps.	35,718,401

C. As of December 31, 2019, PEMEX had entered into FPWCs by means of which the contractor manages and is responsible for financing performance of the work to be undertaken.

As of December 31, 2019 and 2018, the estimated value of these contracts was as follows:

Maturity	2019	2018
Up to 1 year	Ps. 1,251,543	Ps. 4,461,048
1 to 3 years	1,610,152	1,525,043
4 to 5 years	426,886	1,496,380
More than 5 years	-	2,518,017
Total	**Ps. 3,288,581**	**Ps. 10,000,488**

D. As of December 31, 2019 and 2018, the estimated value of the contracts that PEMEX has entered into with several contractors for the development of various infrastructure and services works was as follows:

Maturity	2019	2018
Up to 1 year	Ps. 104,584,602	Ps. 105,856,669
1 to 3 years	325,674,623	192,105,937
4 to 5 years	43,984,437	15,811,930
More than 5 years	147,488,082	65,810,305
Total	**Ps. 621,731,744**	**Ps. 379,584,841**

Disclosure of contingent liabilities [text block]

NOTE 27. CONTINGENCIES

In the ordinary course of business, PEMEX is named in a number of lawsuits of various types. PEMEX evaluates the merit of each claim and assesses the likely outcome. PEMEX has not recorded provisions related to ongoing legal proceedings due to the fact that an unfavorable resolution is not expected in such proceedings, with the exception of the proceeding described in further detail in this Note.

PEMEX is involved in various civil, tax, criminal, administrative, labor and commercial lawsuits and arbitration proceedings. The results of these proceedings are uncertain as of the date of these consolidated financial statements. As of December 31, 2019, and December 31, 2018, PEMEX had accrued a reserve of Ps. 8,075,031, and Ps.6,483,078, respectively, for these contingent liabilities.

As of December 31, 2019, the current status of the principal lawsuits in which PEMEX is involved is as follows:

- On April 4, 2011, Pemex Exploration and Production was summoned before the *Séptima Sala Regional Metropolitana*

("Seventh Regional Metropolitan Court") of the *Tribunal Federal de Justicia Fiscal y Administrativa* ("Tax and Administrative Federal Court") in connection with an administrative claim (No. 4957/11-17-07-1) filed by EMS Energy Services de México, S. de R.L. de C.V. and Energy Maintenance Services Group I. LLC requesting that Pemex Exploration and Production's termination of the public works contract be declared null and void. In a concurrent proceeding, the plaintiffs also filed an administrative claim (No. 13620/15-17-06) against Pemex Exploration and Production before the *Sexta Sala Regional Metropolitana* ("Sixth Regional Metropolitan Court") of the Tax and Administrative Federal Court in Mexico City seeking damages totaling U.S. $193,713 related to the above-mentioned contract. Pemex Exploration and Production filed a response requesting the two administrative claims be joined in a single proceeding, which was granted. On April 30, 2019 a judgment was issued by the Second Section of the Superior Court in favor of Pemex Exploration and Production. On June 25, 2019, the plaintiffs filed an amparo (D.A. 397/2019) before the *Tercer Tribunal Colegiado en Materia Administrativa del Primer Circuito* (Third Administrative Joint Court of the First Circuit). As of the date of these financial statements, a final resolution is still pending.

- On July 8, 2011, Pemex Exploration and Production was summoned in connection with an administrative claim (no. 4334/11-11-02-6) filed by Compañía Petrolera La Norma, S.A., against the Chief Executive Officer of Petróleos Mexicanos and the Chief Executive Officer of Pemex-Exploration and Production before the *Segunda Sala Regional Hidalgo-México* ("Hidalgo-Mexico Second Regional Court") of the Tax Administrative Federal Court in Tlalnepantla, Estado de México. The plaintiff is seeking compensation for the cancellation of its alleged petroleum rights concessions and damages for up to Ps.1,552,730. On August 20, 2014, the proceeding was sent to the *Segunda Sección de la Sala Superior* ("Second Section of the Superior Court") of the Tax and Administrative Federal Court (4334/11-11-02-6/1337/14-S2-07-04). On September 20, 2018, the Superior Court ruled that the plaintiff did not provide evidence to support its claim. The plaintiff filed an *amparo* (D.A. 731/2018) against this resolution and Pemex Exploration and Production filed its response. On May 17, 2019, the *Décimo Noveno Tribunal Colegiado en Materia Administrativa del Primer Circuito* (Nineteenth Administrative Joint Court of the First Circuit) issued a judgment requesting the Supreme Court to attract this claim, which was denied on September 4, 2019 and the claim was sent back to the Joint Court. On December 12, 2019, the amparo was denied. As of the date of these financial statements, a final resolution is still pending.

- On December 12, 2017, Pemex Exploration and Production was summoned in connection with an arbitration claim (no. 23217/JPA) filed by SUBSEA 7 de México, S. de R. L. de C.V. ("SUBSEA 7") seeking U.S. $153,000 related to additional expenses in connection with pipelines construction contracts (No. 420832856 and 420833820). On January 5, 2018 Pemex Exploration and Production filed a response to the arbitration request and its counterclaim. On September 14, 2018, the defendant received the claim briefs including documentation and related evidence and the amount sought under this claim was increased to U.S. $310,484. On January 4, 2019, Pemex Exploration and Production file a response to the claim. On February 14, 2019, SUBSEA 7 filed its reply. In June 2019, a hearing was held and on October 4, 2019 the parties filed their pleadings. As of the date of these financial statements a final resolution is still pending.

- On August 1, 2017, Pemex Exploration and Production was summoned in connection with an administrative claim (no. 11590/17-17-06-2) filed by Proyectos y Cimentaciones Industriales, S.A. de C.V. before the Sixth Regional Metropolitan Court seeking Ps. 800,000 and U.S. $12.82 and to have the settlement certificate dated March 22, 2017 related to services agreement declared null and void. On May 16, 2019, the Second Section of the Superior Court issued a judgment in favor of Pemex Exploration and Production. On July 1, 2019, the *Décimo Primer Tribunal Colegiado en Materia Administrativa* (Eleventh Administrative Joint Court) admitted an *amparo* (no. 399/2019) filed by the plaintiffs. On August 8, 2019, the defendant filed its pleadings. As of the date of these financial statements, a final resolution is still pending.

- In March 2018, Pemex Drilling and Services (now Pemex Exploration and Production) was summoned before the International Centre for Dispute Resolution of the American Arbitration Association in connection with an arbitration claim (No. 01-18-0001-1499) filed by Loadmaster Universal Rigs, Inc., Loadmaster Drilling Technologies, LLC, Ulterra Drilling Technologies Mexico, S.A. de C.V. and Kennedy Fabricating, LLC seeking U.S. $139,870 in connection with the

construction and acquisition of two modular drilling equipment for approximately U.S.$139,870. On June 6, 2018, the plaintiffs responded to the counterclaim filed by Pemex Drilling and Services. On September 28, 2018, Pemex Drilling and Services filed a motion rejecting the arbitration jurisdiction. On December 19, 2018, the parties exchanged documentation. On February 11, 2019 the plaintiffs filed their first brief. On March 29, 2019 the defendants filed its response. On April 29, 2019 the plaintiffs filed their second brief. On June 17, 2019, the defendants filed their rejoinders. A hearing was held in September in Mexico City. On October 23, 2019, the parties filed their final pleadings. As of the date of these financial statements, a final resolution is still pending.

- On February 6, 2019, the *Sala Regional del Golfo Norte* (North Gulf Regional Court) of Federal Court of Justice for Tax and Administrative Matters summoned Pemex Drilling and Services (now Pemex Exploration and Production) in connection with a claim (752/17-18-01-7) filed by Micro Smart System of Mexico, S. de R.L. de C.V., challenging a settlement statement dated March 14, 2017 related to a works contract number 424049831 dated December 9, 2009, seeking the payment of: U.S. $240,448 for work performed and U.S. $284 for work estimates. On May 18, 2019, a response to this claim was admitted and evidence was filed by the defendant (Pemex Exploraton and Production), which were rejected by the plaintiff on May 24, 2019.On July 1, 2019, the Superior Court was instructed to review the claim. On September 24, 2019, the plaintiff flied its pleadings. On October 22, 2019, the complete file of this claim was sent to the Superior Court for its review. As of the date of these financial statements, a final resolution is still pending.

- On October 18, 2019, the Sala Regional Peninsular (Regional Peninsular Court) of the Tribunal Federal de Justicia Administrativa (Federal Justice Administrative Court) in Mérida, Yucatán summoned Pemex Exploration and Production in connection with a claim (91/19-16-01-9) filed by PICO México Servicios Petroleros, S. de R.L. de C.V. requesting that Pemex Exploration and Production's termination of the public works contract be declared null and void and seeking U.S. $137.3 for among others, expenses and related damages. On December 12, 2019, Pemex Exploration and Production filed a response to this claim. As of the date of these financial statements, a resolution from the Court admitting this response is still pending.

- Tech Man Group, S.A. de C.V. filed an administrative claim (7804/18-17-09-8) against Pemex Industrial Transformation seeking Ps. 2,009,598 for, among other things, payment of expenses and penalties in connection with a public works contract (CO-OF-019-4008699-11) before the Federal Justice Administrative Court. On June 25, 2019, a response was filed by the defendant (Pemex Industrial Transformation) as well as a motion against the admission of the claim, which was accepted. On October 2, 2019, the opinion of the accounting and construction experts submitted by the defendant was filed. As of the date of these financial statements, an accounting opinion to be issued by an independent expert, requested on December 11, 2019, is still pending.

The results of these proceedings are uncertain until their final resolutions are issued by the appropriate authorities. PEMEX has recorded liabilities for loss contingencies when it is probable that a liability has been incurred and the amount thereof can be reasonably estimated. When a reasonable estimation could not be made, qualitative disclosure was provided in the notes to these consolidated financial statements. PEMEX does not disclose amounts accrued for each individual claim because such disclosure could adversely affect PEMEX's legal strategy, as well as the outcome of the related litigation.

Pursuant to an ordinary session held by the Board of Directors on August 23, 2013, Petróleos Mexicanos established policies for the granting of mutual guarantees, loans or any type of credit in favor of the Subsidiary Entities and Subsidiary Companies; in accordance with these policies, the Corporate Finance Department issues an opinion with its risk analysis, financial valuation, budget sufficiency, accounting treatment and conclusions.

Additionally, Pemex Logistics has granted the following corporate guarantees in connection with the exploration and extraction contracts entered into Pemex Exploration and Production, as required by the NHC:

- Exploration and extraction of hydrocarbons under the deep-water license modality, Trión field (Tender CNH-A1-TRION / 2016), of U.S. $4,000,000.
- Exploration and extraction of the contract area 3 Cinturón plegado perdido (Tender CNHR01- L04 / 2015), of U.S. $3,333,000.
- Extraction of hydrocarbons under shared production contract of the Ek-Balam fields, of U.S. $5,000,000.
- Extraction of hydrocarbons in contractual area Santuario and El Golpe 3 field, of U.S. $320,000.
- Exploration and extraction of hydrocarbons under shared production contract, contractual area 2 Tampico-Misantla, of U.S. $1,250,000.
- Exploration and extraction of hydrocarbons under shared production contract, contractual area 8 Cuencas del Sureste, of U.S. $1,250,000.

Exploration and extraction of hydrocarbons shared production contract, assignment AE-0398-Mission of U.S. $255,000.

- Extraction of hydrocarbons under license agreement, Ogarrio field of U.S. $250,000.
- Extraction of hydrocarbons under license agreement, Cárdenas and Mora fields, of U.S. $250,000.
- Exploration and extraction of hydrocarbons under the deep-water license modality, contractual area 2 Perdido, of U.S. $2,500,000.
- Exploration and extraction of hydrocarbons under the deep-water license modality, contractual area 5 Perdido, of U.S. $5,000,000.
- Exploration and extraction of hydrocarbons under the deep-water license modality, contractual area 18 Cordilleras Mexicanas, of U.S. $5,000,000.
- Exploration and extraction of hydrocarbons under shared production contract contractual area 22 Cuenca Salina, of U.S. $1,375,000.
- Contractual area 16 Tampico-Misantla, Veracruz, of U.S. $1,000,000.
- Contractual area 17 Tampico-Misantla, Veracruz, of U.S. $1,000,000.
- Contractual area 18 Tampico-Misantla, Veracruz, of U.S. $2,000,000.
- Contractual area 29 Cuencas del Sureste, of U.S. $2,500,000.
- Contractual area 32 Cuencas del Sureste, of U.S. $1,250,000.
- Contractual area 33 Cuencas del Sureste, of U.S. $1,250,000.

- Contractual area 35 Cuencas del Sureste, of U.S. $1,250,000.
- Contractual area Ébano, of U.S. $225,000.
- Contractual area AE-0388-M-Miquetla (for conventional and non-conventional on-shore license en zonas) of U.S. $245,000.

Certain other Subsidiary Entities have also granted guarantees and other contingencies.

Total guarantees granted to Pemex Exploration and Production amounted to U.S. $40,503,000, equivalent to Ps. 763,287,136 as of December 31, 2019.

PEMEX considers the probability it needs to make a disbursement of cash, for the guarantees granted and in effect as of December 31, 2019 remote.

Disclosure of derivative financial instruments [text block]

NOTE 18. DERIVATIVE FINANCIAL INSTRUMENTS

PEMEX faces market risk caused by the volatility of hydrocarbon prices, exchange rates and interest rates, credit risk associated with investments and financial derivatives, as well as liquidity risk. In order to monitor and manage these risks, PEMEX has approved general provisions relating to financial risk management, which are comprised of policies and guidelines that promote an integrated framework for risk management, regulate the use of DFIs, and guide the development of risk mitigation strategies.

This regulatory framework establishes that DFIs should be used only for the purpose of mitigating financial risk. The use of DFIs for any other purpose must be approved in accordance with PEMEX's current internal regulation. PEMEX has a Financial Risk Working Group (FRWG) which is a specialized working group with decision-making authority on financial risk exposure, financial risk mitigation schemes, and DFIs trading of Petróleos_Mexicanos, the subsidiary entities, and where applicable, the subsidiary companies.

Approved DFIs are mainly traded on the OTC (Over the Counter) market; however, exchange traded instruments may also be used. In the case of PMI Trading, DFIs are traded on CME-Clearport.

The different types of DFIs that PEMEX trades are described below in the subsections corresponding to each risk type and as related to the applicable trading markets.

One of PEMEX's policies is to contribute minimizing the impact that unfavorable changes in financial risk factors have on its financial results by promoting an adequate balance between incoming cash flows from operations and outgoing cash flows related to its liabilities.

As part of the regulatory framework for financial risk management, PEMEX has established the eligible counterparties with which it may trade DFIs and other financial instruments.

In addition, certain PMI companies have implemented a regulatory framework for risk management with respect to its activities, which consists of policies, guidelines and procedures to manage the market risk associated with its commodity trading activities in

accordance with industry best practices, such as: 1) the use of DFIs for financial risk mitigation purposes; 2) the segregation of duties; 3) valuation and monitoring mechanisms, such as the generation of a daily portfolio risk report, value at risk ("VaR") computation; and 4) VaR limits, both at a global and business unit level and the implementation of stop loss mechanisms.

Given that PEMEX's outstanding DFIs have been entered into for risk mitigation purposes, particularly with economic hedging purposes, there is no need to establish and monitor market risk limits.

For those portfolios with an open market risk exposure, PEMEX's financial risk management regulatory framework establishes the implementation and monitoring of market risk metrics and limits (such as VaR, among others).

PEMEX has also established credit guidelines for DFIs that Pemex Industrial Transformation offers to its domestic customers, which include the use of guarantees and credit lines. For exchange traded DFIs, PEMEX trades under the margin requirements of the corresponding exchange market, and therefore does not have internal policies for these DFIs.

DFIs held with financial counterparties do not require collateral exchange clauses. Notwithstanding, PEMEX's regulatory framework promotes credit risk mitigation strategies such as collateral exchange.

PEMEX does not have an independent third party to verify compliance with these internal standards; however, PEMEX has internal control procedures that certify compliance with existing policies and guidelines.

A. Risk Management

I. Market Risk

i. Interest rate risk

PEMEX is exposed to fluctuations in floating interest rate liabilities. PEMEX is exposed to U.S. dollar LIBOR and to Mexican peso TIIE. As of December 31, 2019, approximately 15.3% of PEMEX's total net debt outstanding (including DFIs) consisted of floating rate debt.

Occasionally, for strategic reasons or in order to offset the expected inflows and outflows, PEMEX has entered into interest rate swaps. Under its interest rate swap agreements, PEMEX acquires the obligation to make payments based on a fixed interest rate and is entitled to receive floating interest rate payments based on LIBOR, TIIE or a rate referenced to or calculated from TIIE.

As of December 31, 2019, Petróleos Mexicanos was a party to four interest rate swap agreements denominated in U.S. dollars for an aggregate notional amount of U.S. $1,178,750 at a weighted average fixed interest rate of 2.35% and a weighted average term of 5.3 years.

Similarly, in order to eliminate the volatility associated with variable interest rates of long-term financing operations, PMI NASA has also executed four interest rate swap agreements denominated in U.S. dollars for an aggregate notional amount of U.S. $40,783, at a weighted average fixed interest rate of 4.17% and a weighted average term of 2.4 years.

Moreover, PEMEX invests in pesos and U.S. dollars in compliance with applicable internal regulations, through portfolios that have different purposes that seek an adequate return subject to risk parameters that reduce the probability of capital losses. The objective of the investments made through these portfolios is to meet PEMEX's obligations payable in pesos and U.S. dollars.

The investments made through PEMEX's portfolios are exposed to domestic and international interest rate risk and credit spread risk derived from government and corporate securities, and inflation risk arising from the relationship between UDIs and pesos. However, these risks are mitigated by established limits on exposure to market risk.

IBOR reference rates transition

As of 2022, as a result of the decision made by the Financial Stability Board (FSB), the Interbank Offered Rates (IBORs), such as the LIBOR in dollars or the EURIBOR in euros, will cease to be published and are expected to be replaced by alternative reference rates based on risk-free rates obtained from market operations.

Therefore, PEMEX has identified and is reviewing contracts expiring after December 31, 2021, that could have an impact derived from the change in the aforementioned rates. To the date, PEMEX is monitoring the evolution of the IBORs transition in the market, to anticipate any negative impact that these changes could have.

PEMEX has a reduced number of financial instruments referenced to floating rates in U.S. dollars and euros with maturity after December 2021. This portfolio is composed of debt instruments and DFI as shown below:

NotionalAmounts (in thousands of each Currency)	**Euros**	**U.S. $**
Debt	(650,000)	(5,424,910)
DFI		
Interest Rate Swaps		733,750
Cross-currency Swaps	650,000	(1,254,259)

figures not audited

Once the alternative reference rates are defined, and therefore the new discount curves, PEMEX will be able to estimate the impact that such changes will have on financial instruments' market value and financial cost.

ii. Exchange rate risk

Most of PEMEX's revenues are denominated in U.S. dollars, a significant amount of which is derived from exports of crude oil and petroleum products, which are priced and payable in U.S. dollars. Additionally, PEMEX's revenues from domestic sales of gasoline and diesel net of IEPS Tax, tax duties, incentives, and other related taxes, as well as domestic sales of natural gas and its byproducts, LPG and petrochemicals, are referenced to international U.S. dollar-denominated prices.

PEMEX's expenses related to hydrocarbon duties are calculated based on international U.S. dollar-denominated prices and the cost of hydrocarbon imports that PEMEX acquires for resale in Mexico or use in its facilities are indexed to international U.S. dollar-denominated prices. By contrast, PEMEX's capital expenditure and operating expenses are established in pesos.

As a result of this cash flow structure, the depreciation of the peso against the U.S. dollar increases PEMEX's financial balance. The appreciation of the peso relative to the U.S. dollar has the opposite effect. PEMEX manages this risk without the need for hedging instruments, because the impact on PEMEX's revenues of fluctuations in the exchange rate between the U.S. dollar and the peso is offset in whole or in part by its impact on its obligations.

PEMEX prioritizes debt issuances denominated in U.S. dollars; nonetheless, this is not always achievable, hence non-U.S. dollar denominated debt issued in international currencies is hedged through DFIs to mitigate their exchange rate exposure, either by swapping it into U.S. dollars or through other derivative structures. The rest of the debt is denominated in pesos or in UDIs, and for the debt denominated in UDIs, it has been converted into pesos through DFIs in order to eliminate the inflationary risk exposure.

As a consequence of the above, PEMEX's debt issued in international currencies other than U.S. dollars has exchange rate risk mitigation strategies. PEMEX has selected strategies that further seek to reduce its cost of funding by leaving, in some cases, part of this exchange rate exposure unhedged when assessed as appropriate.

The underlying currencies of PEMEX's DFIs are the euro, Swiss franc, Japanese yen and pounds sterling against the U.S. dollar and UDIs against the peso.

As of December 31, 2019, PEMEX did not enter into any DFIs, since_no debt in currencies other than U.S. dollars or pesos was issued.

Nonetheless, during 2019 PEMEX carried out the restructure of a cross-currency swap which had a recouponing provision. This DFI hedged the exchange rate exposure of a €725,000 debt with maturity in 2025. For this restructure PEMEX entered into, without cost, three options structures called "Seagull Options" to hedge the same notional risk as the original swap. These structures protect the short exposure in euros against an appreciation of the euro versus the U.S. dollar in a specific range and result in a benefit if the euro depreciates up to a certain exchange rate. Additionally, in order to mitigate the exchange rate risk derived from the coupons, PEMEX entered into only coupon swaps for the same notional amount. These allowed to eliminate the recouponing provision without cost.

During 2018, PEMEX entered into various cross-currency swaps to hedge inflation risk arising from debt obligations denominated in UDIs for an aggregate notional amount of Ps. 6,844,866.

Additionally, in 2018, PEMEX entered into, without cost, structures which are composed of a cross-currency swap and the sale of a call option, in order to hedge the notional risk of four debt issues in euros for an aggregate notional amount of € 3,150,000, and an issue of debt in Swiss francs for Fr. 365,000, guaranteeing complete protection up to a certain exchange rate and partial protection above that level.

PEMEX recorded a total net foreign exchange gain of Ps. 86,930,388, Ps. 23,659,480 and Ps. 23,184,122, for the years ended December 31, 2019, 2018 and 2017, respectively; these amounts include the unrealized foreign exchange gain associated with debt of Ps. 75,967,395, Ps. 19,762,208 and Ps. 16,685,439 for the years ended December 31, 2019, 2018 and 2017, respectively. The appreciation of the peso during 2019, 2018 and 2017 caused a total net foreign exchange gain because a significant part of PEMEX's debt, 88.87% (principal only) as of December 31, 2019 is denominated in foreign currency. Unrealized foreign exchange gains and losses do not impact PEMEX's cash flows. Due to the cash flow structure described above, the depreciation of the peso relative to the U.S. dollar does not affect PEMEX's ability to meet U.S. dollar-denominated financial obligations and improves PEMEX's ability to meet peso-denominated financial obligations. On the other hand, the appreciation of the peso relative to the U.S. dollar may increase PEMEX's peso debt service costs on a U.S. dollar basis.

Certain of the PMI companies face market risks generated by fluctuations in foreign exchange rates. In order to mitigate these risks, the boards of directors of several of these companies have authorized a policy which stipulates that no more than 5% of a company's total financial assets may be denominated in a currency other than its functional currency, unless the company owes a duty or expected payment in a currency other than its functional one. Accordingly, some PMI companies will, from time to time, enter into DFIs in order to mitigate the risk associated with financing operations denominated in currencies other than their respective functional currency.

Finally, a significant amount of PMI Trading's income and expenses, including the cost of sales and related sales costs, is derived from the trade of refined products, petrochemicals and gas liquids to PEMEX subsidiaries and third parties, whose prices are determined and are payable in U.S. dollars. PMI Trading's exposure to foreign currency risk results primarily from the need to fund tax payments denominated in domestic currency, as well as from certain related sales costs denominated in domestic currency.

PMI Trading believes it can adequately manage the risk created by the payment of taxes in domestic currency without the need to enter into hedging instruments because the exposure to this risk is marginal relative to the total flows of U.S. dollar. In addition, in the event that a potential foreign exchange risk arises in connection with a commercial transaction, PMI Trading may implement risk mitigation measures by entering into DFIs.

iii. Hydrocarbon Price Risk

PEMEX periodically assesses its revenues and expenditures structure in order to identify the main market risk factors that PEMEX's cash flows are exposed to in connection with international hydrocarbon prices. Based on this

assessment, PEMEX monitors its exposure to the most significant risk factors and quantifies their impact on PEMEX's financial balance.

PEMEX's exports and domestic sales are directly or indirectly related to international hydrocarbon prices. Therefore, PEMEX is exposed to fluctuations in these prices. In terms of crude oil and natural gas, part of this risk is transferred to the Mexican Government under PEMEX's current fiscal regime.

PEMEX's exposure to hydrocarbon prices is partly mitigated by natural hedges between its inflows and outflows.

Additionally, PEMEX continuously evaluates the implementation of risk mitigation strategies, including those involving the use of DFIs, taking into consideration their operative and budgetary feasibility.

In 2017, the Board of Directors of Petróleos Mexicanos approved the establishment of an Annual Oil Hedging Program. Since then, PEMEX has implemented hedging strategies to partially protect its cash flows from falls in the Mexican crude oil basket price below the one established in the Federal Revenue Law.

During the second half of 2017, PEMEX entered into a crude oil hedge for fiscal year 2018, pursuant to which PEMEX hedged 440 thousand barrels per day from January to December of fiscal year 2018, for U.S. $449,898.

Afterwards, during 2018, PEMEX entered into a crude oil hedge for fiscal year 2019, pursuant to which PEMEX hedged 320 thousand barrels per day for the period between December 2018 and December 2019, for U.S. $149,588.

Finally, during 2019 PEMEX entered into a crude oil hedge for fiscal year 2020, pursuant to which PEMEX hedged 243 thousand barrels per day for the period between December 2019 and December 2020, for U.S. $178,268.

In addition to supplying natural gas, Pemex Industrial Transformation offers DFIs to its domestic customers in order to provide them with support to mitigate the risk associated with the volatility of natural gas prices. Until 2016, Pemex Industrial Transformation entered into DFIs with Mex Gas Supply, S.L. under the opposite position to those DFIs offered to its customers in order to mitigate the market risk it bears under such offered DFIs. Mex Gas Supply, S.L. then transferred the related price risk derived from the DFI position held with Pemex Industrial Transformation to international financial counterparties by entering into these opposite position DFIs with such parties. As of 2017, Pemex Industrial Transformation must enter into DFIs with Petróleos Mexicanos under the opposite position to those DFIs offered to its customers, thereby replacing Mex Gas Supply, S.L. However, as of December 31, 2019, no DFIs have been carried out under this mechanism.

As of December 31, 2019, Pemex Industrial Transformation did not have any DFIs to report since all the DFIs of its portfolios expired on December 2, 2019. During 2017, 2018 and 2019 Pemex Industrial Transformation maintained a negligible or even null exposure to market risk due to the mechanism explained above. DFI portfolios have VaR and CaR limits in order to limit market risk exposure in case of entering into new trades.

PMI Trading faces market risk generated by the terms of the purchase and sale of refined products and natural gas liquids, as well as the volatility of oil prices. Accordingly, it frequently enters into DFIs in order to mitigate this risk, thereby reducing the volatility of its financial results.

iv. Market risk quantification

The quantification of market risk exposure in PEMEX's financial instruments is presented below, in accordance with the applicable international risk management practices.

<u>Interest rate risk quantification</u>

The quantification of interest rate risk of investment portfolios is carried out by using the one-day horizon historical VaR, with a confidence level of 95%, over a period of one year. The VaR incorporates interest rate and spread risks. In addition, for portfolios in domestic currency, the VaR includes the inflation risk embedded in securities denominated in UDI. For portfolio management purposes, interest rate risk is mitigated by VaR limits.

As of December 31, 2019, the VaRs of PEMEX's investment portfolios were Ps. (17.90) for the Peso Treasury Portfolio, Ps. 0.00 for FOLAPE, and U.S. $0.00 for the U.S. Dollar Treasury Portfolio.

In addition to the exposure to interest rate fluctuations of the DFIs in which PEMEX is obligated to pay floating rates, PEMEX's DFIs are exposed to MtM volatility as a result of changes in the interest rate curves used in their valuation.

Interest rate risk quantification was calculated for DFIs in conjunction with the interest rate risk quantification for the debt portfolio. The following table shows the sensitivity of PEMEX's DFIs and debt portfolio to a parallel shift of 10 basis points (bp) over the zero coupon rate curves. The 10bp parallel shift may be used to estimate in a simple manner the impact for proportional values to this shift and was selected in accordance with market practices for financial risk management.

For the debt portfolio, interest rate risk sensitivity was calculated taking into account both the DFI interbank market yield curves and the PEMEX curves (which were also used to estimate the debt portfolios' fair value). These metrics were calculated solely for informational purposes and are not used for portfolio management purposes because PEMEX does not intend to prepay its debt or terminate its DFIs early. Therefore, there is no interest rate risk arising from fixed rate obligations.

INTEREST RATE and CURRENCY DFIs
Interest rate sensitivity to + 10 bp

	Interbank Yield Curves			PEMEX Curves
Currency	Sensitivity debt	Sensitivity DFIs	Sensitivity net	Sensitivity debt
CHF	2,539	(2,348)	192	2,404
Euro	86,317	(72,484)	13,833	69,048
Pound Sterling	5,059	(4,752)	307	4,426
Yen	6,488	(2,784)	3,704	5,404
Peso	24,523	743	25,266	20,770
UDI	16,463	(13,326)	3,137	12,754
U.S. dollar	1,113,697	239,182	1,352,879	497,419

figures not audited

In addition, PEMEX performed a retrospective sensitivity analysis of the impact on its financial statements for the years ended December 31, 2019, 2018 and 2017, in which PEMEX assumed either an increase or decrease of 25 basis points in the floating interest rates of its debt and corresponding hedges.

At December 31, 2019, 2018 and 2017, had market interest rates been 25 basis points higher, with all other variables remaining constant, net loss for the year would have been Ps. 644,506, Ps. 649,339 and Ps. 704,011 higher for December 31, 2019, 2018 and 2017, respectively, primarily as a result of an increase in interest expense. Conversely, had market interest rates been 25 basis points lower, net loss for the year would have been Ps. 644,506, Ps. 649,339 and Ps. 704,011 lower at December 31, 2019, 2018 and 2017, respectively, primarily as a result of a decrease in interest expense.

Exchange rate risk quantification

The investments of PEMEX's portfolios do not face foreign exchange rate risk because the funds of such portfolios are used to meet obligations in pesos and U.S. dollars.

Currency DFIs are entered into in order to hedge exchange rate risk arising from debt flows in currencies other than pesos and U.S. dollars or inflation risk arising from debt flows in UDIs. However, due to the accounting

treatment, net income is exposed to mark-to-market volatility as a result of changes in the exchange rates used in their valuation.

Exchange rate risk quantification was calculated for DFIs in conjunction with the exchange rate risk quantification for the debt portfolio. The following table shows the sensitivity of PEMEX's DFIs and debt portfolio to an increase of 1% to the exchange rates of currencies against the U.S. dollar. The 1% may be used to estimate in a simple manner the impact for proportional values to this increase and was selected in accordance with market practices for financial risk management.

For the debt portfolio, exchange rate risk sensitivity was calculated taking into account both, interbank market yield curves and the PEMEX curves. In addition, the table shows the one-day horizon historical VaR of the remaining open position, with a confidence level of 95%, over a period of one year. These metrics were calculated solely for informational purposes. Nevertheless, in order to carry out management activities related to its debt portfolio, PEMEX periodically conducts quantitative analyses in order to estimate the exchange rate risk exposure generated by its debt issuances. Based on these analyses, PEMEX has elected to enter into DFIs as an exchange rate risk mitigation strategy. These DFIs along with the debt that they hedge are shown in the following table:

INTEREST RATE and CURRENCY DFIs

Exchange rate sensitivity +1% and VaR 95%

	Interbank Yield Curves				PEMEX Curves
Currency	**Sensitivity Debt**	**Sensitivity DFIs**	**Sensitivity Net**	**VaR 95% Net**	**Sensitivity Debt**
CHF	(12,121)	12,082	(39)	(24)	(11,763)
Euro	(198,642)	140,860	(57,782)	(29,721)	(174,649)
Pound Sterling	(12,636)	12,586	(50)	(50)	(11,533)
Yen	(16,990)	9,021	(7,969)	(4,756)	(15,349)
Peso	(119,360)	(21,478)	(140,838)	(113,622)	(111,585)
UDI	(23,230)	23,230	0	0	(19,745)

figures not audited

As shown in the table above, exchange rate risk derived from debt denominated in currencies other than pesos and U.S. dollars is almost fully hedged by DFIs. The exchange rate risk exposure to the Swiss franc, euro, pound sterling and Japanese yen is a result of the delta of the structures described above (Seagull Options and Calls), and considering the current exchange rate levels, represents a lower funding cost than the hedging strategies carried out through swaps.

In addition, PEMEX performed a retrospective sensitivity analysis of the impact on its financial statements of the years ended December 31, 2019, 2018 and 2017, in which PEMEX assumed either an increase or decrease of 10% in the exchange rate between the U.S. dollar and peso in order to determine the impact on net income and equity as a result of applying these new rates to the monthly balances of assets and liabilities denominated in U.S. dollars.

At December 31, 2019, 2018 and 2017, had the peso depreciated against the U.S. dollar by 10% with other variables remaining constant, net income would have been Ps.180,408, Ps.192,025 and Ps. 149,669 lower, respectively, primarily as a result of an increase in the exchange rate losses. However, had the peso appreciated against the U.S. dollar by 10%, net income for the period would have increased by Ps.180,408, Ps. 192,025 and Ps. 149,669, respectively, primarily as a result of the decrease in exchange rate losses.

Hydrocarbon price risk quantification

Pemex Industrial Transformation occasionally faces market risk due to open positions arising from the mismatch between the DFI portfolio offered to domestic customers and hedges with international counterparties. As of December 31, 2019, Pemex Industrial Transformation's natural gas DFI portfolios had no market risk exposure.

Open market risk exposure would be measured using the 20-day Delta-Gamma VaR methodology, with a confidence level of 95%, based on 500 daily observations; VaR and CaR would be monitored and mitigated by pre-established limits.

It should be noted that sensitivity analyses were not carried out for other financial instruments, such as accounts receivable and payable (as defined in the financial reporting standards). Such accounts are cleared in short-term, and therefore market risk is considered to be nonexistent. Most of these accounts are related to hydrocarbon prices.

In accordance with the risk management regulatory framework that PMI Trading has implemented, VaR and the change in profit and loss by portfolio are calculated daily and compared to the maximum applicable limits in order to implement risk mitigation mechanisms as necessary.

PMI Trading's global VaR associated with commodities market risk was U.S. $(15,016) as of December 31, 2019. This VaR was calculated using the historical method with a 99% confidence level, two-year history and a one-day horizon. The minimum VaR recorded on the year was U.S. $(4,177) (registered on January 29, 2019) and the maximum VaR recorded on the year was U.S. $(20,821) (registered on August 2, 2019). As of December 31, 2018, the global VaR was U.S. $(8,687).

The quantification of crude oil price risk is carried out by using the one-day horizon historical VaR, with a confidence level of 95%, over a period of one year. As of December 31, 2019, this was U.S.$ (11,361).

II. Credit Risk

When the fair value of a DFI is favorable to PEMEX, PEMEX faces the risk that the counterparty will not be able to meet its obligations. PEMEX monitors its counterparties' creditworthiness and calculates the credit risk exposure for its DFIs. As a risk mitigation strategy, PEMEX only enters into DFIs with major financial institutions with a minimum credit rating of BBB-. These ratings are issued and revised periodically by risk rating agencies. Furthermore, PEMEX seeks to maintain a diversified portfolio of counterparties.

In order to estimate PEMEX's credit risk exposure to each financial counterparty, the potential future exposure is calculated by projecting the risk factors used in the valuation of each DFI in order to estimate the MtM value for different periods, taking into account any credit risk mitigation provisions.

Moreover, PEMEX has entered into various long-term cross-currency swaps agreements with "recouponing" provisions (pursuant to which the payments on the swaps are adjusted when the MtM exceeds the relevant threshold specified in the swap), thereby limiting the exposure to its counterparties to a specific threshold amount, as well as the counterparties' exposure to PEMEX. The specified thresholds were reached in three cross-currency swaps during 2019, which were used to hedge the exchange rate exposure to the euro and to the pounds sterling, and in seven cross-currency swaps during 2018, which were used to hedge the exchange rate exposure to the euro and to the pounds sterling. This resulted in the cash settlement of such swaps and the resetting of swap terms to return their mark-to-market value to zero. During 2019, PEMEX did not enter into any cross-currency swap with these characteristics.

In addition, PEMEX has entered into long-term DFIs with mandatory early termination clauses (pursuant to which, at a given date and irrespective of the current MtM, the DFI will terminate and settle at the corresponding MtM, and PEMEX can either enter into a new DFI with the same counterparty or a new counterparty), which reduces the credit risk

generated by the term of the DFI by bounding it to a specific date. As of December 31, 2019, PEMEX has entered into two Japanese yen Seagull Option structures, with early termination clauses in 2021.

According to IFRS 13 "Fair Value Measurement," the fair value or MtM value of DFIs must reflect the creditworthiness of the parties. Consequently, the fair value of a DFI takes into account the risk that either party may default on its obligation. Due to the above, PEMEX applies the credit value adjustment ("CVA") method to calculate the fair value of its DFIs.

For each DFI, the CVA is calculated by determining the difference between the MtM and the estimated MtM adjusted for credit risk. In determining the credit risk, the CVA method takes into account the current market perception about the credit risk of both counterparties, using the following inputs: a) the MtM projection for each payment date based on forward yield curves; b) the implied default probability obtained from both, PEMEX and the counterparty's credit default swaps, at each payment date; and c) the default recovery rates of each counterparty.

The current and potential exposures, aggregated by credit rating, are as follows:

Maximum Credit Exposure by term in Petróleos Mexicanos

Rating	Current	Less than 1 year	1-3 years	3-5 years	5-7 years	7-10 years	More than 10 years
A+	(72,209)	742,962	854,567	475,113	339,170	131,657	-
A	(130,249)	522,461	612,378	578,755	178,066	165,637	-
A-	(27,245)	136,227	8,981	-	-	-	-
BBB+	30,782	1,466,768	2,061,585	2,182,363	2,260,625	1,163,814	628,498
BBB	11,789	17,647	17,870	-	-	-	-
BBB-	(96,518)	132,334	290,902	266,888	228,173	164,372	-

Figures not audited

PEMEX also faces credit risk derived from its investments. As of December 31, 2019, the notional amounts of investments in domestic currency, organized by the credit ratings of the issuances, were as follows:

Credit rating of issuances*	Notional amount
mxAAA	Ps.100,368

Figures not audited

* Minimum S&P, Moody's and Fitch credit rating in National Credit Rating Scale.

The table above does not include domestic currency Mexican Government bonds since, given the current credit rating, the default probability in this currency is zero according to the default's frequency matrices from rating agencies.

Furthermore, by means of its credit guidelines for DFI operations, Pemex Industrial Transformation significantly reduces its credit risk exposure related to the DFIs.

In order to qualify for these DFIs, Pemex Industrial Transformation's customers must be party to a current natural gas supply contract and sign a domestic master derivative agreement.

Additionally, beginning on October 2, 2009, DFIs with these customers must be initially secured by cash deposits, letters of credit or other collateral provisions, as required. In accordance with these guidelines, in the event that a client does not meet its payment obligations, DFIs related to this client would be terminated, rights to collateral are exercised and, if the collateral was insufficient to cover the fair value, natural gas supply would be suspended until the payment is made.

On August 20, 2014, certain amendments to the credit guidelines were enacted, which allowed Pemex-Gas and Petrochemicals, and now Pemex Industrial Transformation, to offer to its clients with an adequate credit rating, based on an internal financial and credit assessment, DFIs with an exemption from collateral requirements up to certain amount through a credit line approved by the credit committee. Moreover, if the credit line is insufficient to cover each client's exposure, the client is obligated to deposit collateral. If a client suffers an event of default, DFIs related to this client are terminated early and natural gas supply is suspended until the payment is made.

As of December 31, 2019, Pemex Industrial Transformation had no DFIs since all the DFIs of its portfolios expired on December 2, 2019. As such, once the total settlement of the operations was carried out, the exempt credit lines expired and the guarantees deposited by the clients were entirely returned.

PMI Trading's credit risk associated with DFI transactions is mitigated through the use of futures and standardized instruments that are cleared through CME-Clearport.

III. Liquidity Risk

PEMEX's main internal source of liquidity comes from its operations. Additionally, through its debt planning and the purchase and sale of U.S. dollars, PEMEX currently preserves a cash balance at a level of liquidity in domestic currency and U.S. dollars that is considered adequate to cover its investment and operating expenses, as well as other payment obligations, such as those related to DFIs.

In addition, as of December 31, 2019, PEMEX has acquired committed revolving credit lines in order to mitigate liquidity risk, two of which provide access to Ps. 28,000,000 and Ps. 9,000,000 with expiration dates in November 2022 and November 2023, respectively; and two others that each provide access to U.S. $1,950,000 and U.S. $5,500,000 with expiration dates in January 2021 and June 2024, respectively.

Finally, the investment strategies of PEMEX's portfolios are structured by selecting time horizons that consider each currency's cash flow requirements in order to preserve liquidity.

Certain PMI companies mitigate their liquidity risk through several mechanisms, the most important of which is the centralized treasury, which provides access to a syndicated credit line for up to U.S. $700,000 and cash surplus

capacity in the custody of the centralized structure. In addition, certain PMI companies have access to bilateral credit lines from financial institutions for up to U.S. $743,000.

These companies monitor their cash flow on a daily basis and protect their creditworthiness in the financial markets. Liquidity risk is mitigated by monitoring the maximum/minimum permissible financial ratios as set forth in the policies approved by each company's board of directors.

The following tables show the cash flow maturities as well as the fair value of PEMEX's debt and DFI portfolios as of December 31, 2019 and 2018. It should be noted that:

- For debt obligations, these tables present principal cash flow and the weighted average interest rates for fixed rate debt.
- For interest rate swaps, cross-currency swaps and currency options, these tables present notional amounts and weighted average interest rates by expected (contractual) maturity dates.
- Weighted average variable rates are based on implied forward rates obtained from the interbank market yield curve at the reporting date.
- For natural gas DFIs, volumes are presented in millions of British thermal unit (MMBtu), and fixed average and strike prices are presented in U.S. dollars per MMBtu.
- For crude oil, volumes are presented in millions of barrels, and fixed average and strike prices are presented in U.S. dollars per barrel.
- DFIs' fair value includes CVA and is calculated based on market quotes obtained from market sources such as Bloomberg and *Proveedor Integral de Precios, S.A. de C.V.*("PIP").
- For PMI Trading, the prices used in commercial transactions and DFIs are published by reputable sources that are widely used in international markets, such as CME-NYMEX, Platts and Argus, among others.
- Fair value is calculated internally, either by discounting cash flows with the corresponding zero-coupon yield curve in the original currency, or through other standard methodologies commonly used in financial markets for specific instruments.
- For all instruments, the tables are based on the contract terms in order to determine the future cash flows that are categorized by expected maturity dates.

Quantitative Disclosure of Debt Cash Flow Maturities as of December 31, 2019[1]

	Year of expected maturity date							
	2020	2021	2022	2023	2024	2025 Thereafter	Total Carrying Value	Fair Value
Liabilities								
Outstanding debt								
Fixed rate (U.S. dollars)	Ps. 52,874,594	Ps. 36,474,941	Ps. 36,288,484	Ps. 51,814,555	Ps. 24,377,105	Ps. 959,097,000	Ps. 1,160,926,679	Ps. 1,233,260,685
Average interest rate (%)							6.2535%	
Fixed rate (Japanese yen)	-	-	-	5,202,000	-	13,848,692	19,050,692	17,812,094
Average interest rate (%)							1.3483%	
Fixed rate (pound sterling)	-	-	8,725,102	-	-	11,157,892	19,882,994	21,733,929
Average interest rate (%)							5.7247%	
Fixed rate (pesos)	10,009,595	20,004,204	1,999,293	-	57,381,081	30,985,764	120,379,937	114,148,170
Average interest rate (%)							7.4867%	
Fixed rate (UDIs)	5,137,194	4,183,481	-	-	-	32,067,846	41,388,521	37,209,163
Average interest rate (%)							4.0514%	
Fixed rate (euros)	27,490,652	36,993,461	33,752,122	29,564,507	26,321,684	136,705,664	290,828,090	314,159,720
Average interest rate (%)							3.7095%	
Fixed rate (Swiss francs)	11,669,169	2,920,578	-	7,081,249	-	-	21,670,996	22,167,273
Average interest rate (%)							1.6996%	
Total fixed rate debt	107,181,204	100,576,665	80,765,001	93,662,311	108,079,870	1,183,862,858	1,674,127,909	1,760,491,034
Variable rate (U.S. dollars)	37,129,938	14,165,499	23,671,360	10,931,702	53,275,137	14,051,426	153,225,062	153,747,749
Variable rate (Japanese yen)	11,097,600	-	-	-	-	-	11,097,600	11,112,957
Variable rate (euros)	983,647	-	-	13,734,663	-	-	14,718,310	14,969,735
Variable rate (pesos)	55,384,990	8,456,465	8,435,081	6,991,763	10,600,586	6,989,516	96,858,401	96,135,647
Total variable rate debt	104,596,175	22,621,964	32,106,441	31,658,128	63,875,723	21,040,942	275,899,373	275,966,088
Total debt	Ps. 211,777,379	Ps. 123,198,629	Ps. 112,871,442	Ps. 125,320,439	Ps. 171,955,593	Ps. 1,204,903,800	Ps. 1,950,027,282	Ps. 2,036,457,122

Note: Numbers may not total due to rounding.

(1) The information in this table has been calculated using exchange rates at December 31, 2019 of: Ps. 18.8452 = U.S. $1.00; Ps. 0.1734 = 1.00 Japanese yen; Ps. 24.9586= 1.00 pound sterling; Ps. 6.399018 = 1.00 UDI; Ps. 21.1537 = 1.00 euro; and Ps. 19.4596= 1.00 Swiss franc.

Quantitative Disclosure of Debt Cash Flow Maturities as of December 31, 2018[1]

	Year of expected maturity date							
	2019	2020	2021	2022	2023	2024 Thereafter	Total Carrying Value	Fair Value
Liabilities								
Outstanding debt								
Fixed rate (U.S. dollars)	Ps 53,962,520	Ps 40,098,959	Ps 94,686,304	Ps 83,674,076	Ps 91,790,092	Ps 827,719,134	Ps 1,191,931,085	Ps. 1,084,252,622
Average interest rate (%)							5.8927%	
Fixed rate (Japanese yen)	-	-	-	-	5,379,000	14,317,126	19,696,126	16,603,524
Average interest rate (%)							1.3484%	
Fixed rate (pound sterling)	-	-	-	8,763,410	-	11,205,575	19,968,985	20,257,139
Average interest rate (%)							5.7248%	
Fixed rate (pesos)	-	10,017,084	20,257,747	1,999,192	-	88,324,131	120,598,154	101,639,764
Average interest rate (%)							7.4872%	
Fixed rate (UDIs)	19,386,459	4,999,710	4,066,182	-	-	31,275,418	59,727,769	51,079,974
Average interest rate (%)							2.7362%	
Fixed rate (euros)	21,466,509	29,215,492	39,343,306	35,884,701	31,437,421	173,348,554	330,695,983	325,772,611
Average interest rate (%)							3.7123%	
Fixed rate (Swiss francs)	5,991,035	11,966,770	3,001,116	-	7,264,850	-	28,223,771	27,916,889
Average interest rate (%)							1.8697%	
Total fixed rate debt	100,806,523	96,298,015	161,354,655	130,321,379	135,871,363	1,146,189,938	1,770,841,873	1,627,522,522
Variable rate (U.S. dollars)	23,231,281	63,823,350	14,517,807	32,878,778	11,136,784	17,616,801	163,204,801	169,873,202
Variable rate (Japanese yen)	-	11,475,200	-	-	-	-	11,475,200	11,264,120
Variable rate (euros)	-	-	-	-	14,601,014	-	14,601,014	16,093,157
Variable rate (pesos)	34,322,574	18,352,215	8,456,465	8,407,405	6,968,237	12,220,826	88,727,722	88,624,217
Total variable rate debt	57,553,855	93,650,765	22,974,272	41,286,183	32,706,035	29,837,627	278,008,737	285,854,697
Total debt	Ps.158,360,378	Ps.189,948,780	Ps.184,328,927	Ps.171,607,562	Ps.168,577,398	Ps.1,176,027,565	Ps. 2,048,850,610	Ps.1,913,377,218

Note: Numbers may not total due to rounding.

(1) The information in this table has been calculated using exchange rates at December 31, 2018 of: Ps. 19.6829 = U.S. $1.00; Ps. 0.17930 = 1.00 Japanese yen; Ps. 25.0878 = 1.00 pound sterling; Ps. 6.226631 = 1.00 UDI; Ps. 22.5054 = 1.00 euro; and Ps. 19.9762 = 1.00 Swiss franc.

Quantitative Disclosure of Cash Flow Maturities from Derivative Financial Instruments Held or Issued for Purposes Other than Trading as of December 31, 2019[1][2]

	Year of expected maturity date							
	2020	2021	2022	2023	2024	2025 Thereafter	Total Notional Amount	Fair Value[3]
Hedging instruments[3][4]								
nterest rate DFIs								
Interest rate swaps								
(U.S. dollars)								
Variable to fixed	Ps. 4,505,751	Ps. 4,463,405	Ps. 4,352,614	Ps. 4,219,019	Ps. 3,133,015	Ps. 2,308,537	Ps. 22,982,341	Ps. (99,231)
Average pay rate	3.20%	3.22%	3.25%	3.37%	3.68%	4.13%	n.a.	n.a.
Average receive rate	3.00%	2.80%	2.94%	3.17%	3.67%	4.36%	n.a.	n.a.
Currency DFIs								
Cross-currency swaps								
Receive euros/Pay U.S. dollars	27,352,677	35,146,769	33,626,604	43,975,261	25,095,682	141,792,559	306,989,551	(6,129,828)
Receive Japanese yen / Pay U.S. dollars	12,419,108	-	-	4,548,319	-	-	16,967,427	(1,087,602)
Receive pounds sterling / Pay U.S. dollars	-	-	9,204,373	-	-	11,149,951	20,354,324	516,780
Receive UDI/ Pay pesos	7,292,520	3,000,000	-	-	-	27,450,032	37,742,553	3,116,439
Receive Swiss francs/ Pay U.S. dollars	10,999,144	2,851,895	-	6,878,498	-	-	20,729,537	797,159
Currency Options								
Buy Put, Sell Put and Sell Call on Japanese yen	-	-	-	-	-	13,881,133	13,881,133	123,244
Buy Call, Sell Call and Sell Put on euros	-	36,978,146	-	-	26,412,961	41,732,479	105,123,586	360,731
Sell Call on pound sterling	-	-	-	-	-	11,242,387	11,242,387	(81,137)
Sell Call on Swiss francs	-	-	-	7,116,252	-	-	7,116,252	(74,535)
Sell Call on Euros	-	-	12,678,221	13,734,740	-	40,147,701	66,560,662	(1,223,283)

N.A. = not applicable.

Numbers may not total due to rounding.

(1) The information in this table has been calculated using exchange rates at December 31, 2019 of: Ps. 18.8452= U.S. $1.00 and Ps. 21.1537 = 1.00 euro.

(2) PEMEX's management uses these DFIs to hedge market risk; however, these DFIs do not qualify for accounting purposes as hedges and are recorded in the financial statements as entered into for trading purposes.

(3) Positive numbers represent a favorable fair value to PEMEX.

(4) PMI's risk management policies and procedures establish that DFIs should be used only for hedging purposes; however, DFIs are not recorded as hedges for accounting purposes.

Quantitative Disclosure of Cash Flow Maturities from Derivative Financial Instruments Held or Issued for Purposes Other than Trading as of December 31, 2018[(1) (2)]

	Year of expected maturity date							
	2019	2020	2021	2022	2023	2024 Thereafter	Total Notional Amount	Fair Value[(3)]
Hedging instruments[(3)(4)]								
Interest rate DFIs								
Interest rate swaps (U.S. dollars)								
Variable to fixed	Ps. 4,692,574	Ps. 4,706,039	Ps. 4,661,811	Ps. 4,546,095	Ps. 4,406,561	Ps. 5,683,437	Ps. 28,696,517	Ps. 644,746
Average pay rate	3.18%	3.20%	3.22%	3.25%	3.37%	3.74%	N.A.	N.A.
Average receive rate	4.22%	4.07%	3.94%	4.08%	4.40%	5.25%	N.A.	N.A.
Currency DFIs								
Cross-currency swaps								
Receive euros/Pay U.S. dollars	20,782,857	28,568,548	36,709,101	35,121,361	45,930,033	175,091,781	342,203,681	5,495,541
Receive Japanese yen/ Pay U.S. dollars	-	12,971,158	-	-	4,750,499	-	17,721,657	(1,112,629)
Receive pounds sterling/ Pay U.S. dollars	-	-	-	9,819,995	-	11,645,585	21,465,580	(297,318)
Receive UDI/ Pay pesos	23,740,341	7,292,520	3,000,000	-	-	27,450,032	61,482,893	(4,392,093)
Receive Swiss francs/ Pay U.S. dollars	6,466,978	11,488,074	2,978,666	-	7,184,259	-	28,117,977	486,310
Currency Options								
Buy Put, Sell Put and Sell Call on Japanese yen	-	-	-	-	-	14,355,685	14,355,685	222,491
Buy Call, Sell Call and Sell Put on euros	-	-	39,497,823	13,542,111	14,670,620	99,308,812	167,019,366	165,458
Sell Call on pound sterling	-	-	-	-	-	11,296,695	11,296,695	(232,636)
Sell Call on Swiss francs	-	-	-	-	7,315,424	-	7,315,424	(183,093)

N.A. = not applicable.

Numbers may not total due to rounding.

(1) The information in this table has been calculated using exchange rates at December 31, 2018 of: Ps. 19.6829 = U.S. $1.00 and Ps. 22.5054 = 1.00 euro.

(2) PEMEX's management uses these DFIs to hedge market risk; however, these DFIs do not qualify for accounting purposes as hedges and are recorded in the financial statements as entered into for trading purposes.

(3) Positive numbers represent a favorable fair value to PEMEX.

(4) PMI's risk management policies and procedures establish that DFIs should be used only for hedging purposes; however, DFIs are not recorded as hedges for accounting purposes.

The following tables show the estimated amount of principal and interest cash flow maturities of PEMEX's financial liabilities as of December 31, 2019 and 2018 (DFIs are not included):

Financial Liabilities Interest and Principal Cash Flow Maturities as of December 31, 2019[(1)]

	Total Carrying Value	Year of expected maturity date: 2020	2021	2022	2023	2024	2025 Thereafter	Total
Financial Liabilities								
Suppliers	208,034,407	208,034,407	-	-	-	-	-	208,034,407
Accounts and accrued expenses Payable	26,055,151	26,055,151	-	-	-	-	-	26,055,151
Leases	68,148,627	11,424,336	9,982,471	9,507,408	9,493,269	9,361,805	62,776,808	112,546,097
Debt	1,983,174,088	312,757,186	222,227,670	205,355,068	213,879,603	254,613,606	2,104,560,030	3,313,393,163
Total	Ps. 2,285,412,273	Ps. 558,271,080	Ps. 232,210,141	Ps. 214,862,476	Ps. 223,372,872	Ps. 263,975,411	Ps. 2,167,336,838	Ps. 3,660,028,818

Note: Numbers may not total due to rounding.

(1)The information in this table has been calculated using exchange rates at December 31, 2019 of: Ps. 18.8452 = U.S. $1.00; Ps. 0.1734 = 1.00 Japanese yen; Ps. 24.9586= 1.00 pound sterling; Ps. 6.399018 = 1.00 UDI; Ps. 21.1537 = 1.00 euro; and Ps. 19.4596= 1.00 Swiss franc.

Financial Liabilities Interest and Principal Cash Flow Maturities as of December 31, 2018[(1)]

	Total Carrying Value	Year of expected maturity date: 2019	2020	2021	2022	2023	2024 Thereafter	Total
Financial Liabilities								
Suppliers	149,842,712	149,842,712	-	-	-	-	-	149,842,712
Accounts and accrued expenses Payable	24,917,669	24,917,669	-	-	-	-	-	24,917,669
Debt	2,082,286,116	263,380,210	290,101,037	275,601,994	253,943,698	244,198,663	1,918,608,927	3,245,834,529
Total	Ps. 2,257,046,497	Ps. 438,140,591	Ps. 290,101,037	Ps. 275,601,994	Ps. 253,943,698	Ps. 244,198,663	Ps. 1,918,608,927	Ps. 3,420,594,910

Note: Numbers may not total due to rounding.

(1)The information in this table has been calculated using exchange rates at December 31, 2018 of: Ps. 19.6829 = U.S. $1.00; Ps. 0.17930 = 1.00 Japanese yen; Ps. 25.0878 = 1.00 pound sterling; Ps. 6.226631 = 1.00 UDI; Ps. 22.5054 = 1.00 euro; and Ps. 19.9762 = 1.00 Swiss franc.

B. Fair value of derivative financial instruments

PEMEX periodically evaluates its exposure to international hydrocarbon prices, interest rates and foreign currencies and uses derivative instruments as a mitigation mechanism when potential sources of market risk are identified.

PEMEX monitors the fair value of its DFI portfolio on a periodic basis. The fair value represents the price at which one party would assume the rights and obligations of the other, and is calculated for DFIs through models commonly used in the international financial markets, based on inputs obtained from major market information systems and price providers. Therefore, PEMEX does not have an independent third party to value its DFIs.

PEMEX calculates the fair value of its DFIs through the tools developed by its market information providers such as Bloomberg, and through valuation models implemented in software packages used to integrate all of PEMEX´s business areas and accounting, such as SAP (System Applications Products). PEMEX does not have policies to designate a calculation or valuation agent.

PEMEX's DFI portfolio is composed primarily of swaps, for which fair value is estimated by projecting future cash flows and discounting them with the corresponding discount factor; for currency options, this is done through the Black and Scholes model, and for crude oil options, through the Levy model for Asian options.

According to IFRS 13 "Fair Value Measurement", the MtM value of DFIs must reflect the creditworthiness of the parties. Consequently, the fair value of a DFI takes into account the risk that either party may default on its obligation. Due to the above, PEMEX applies the credit value adjustment ("CVA") method to calculate the fair value of its DFIs.

Given that PEMEX's hedges are cash flow hedges, their effectiveness is preserved regardless of variations in the underlying assets or reference variables since, through time, asset flows are fully offset by liabilities flows. Therefore, it is not necessary to measure or monitor the hedges' effectiveness.

PEMEX's assumptions and inputs considered in the calculation of the fair value of its DFIs fall under Level 2 of the fair value hierarchy for market participant assumptions.

Embedded derivatives

In accordance with established accounting policies, PEMEX has analyzed the different contracts that PEMEX has entered into and has determined that according to the terms thereof none of these agreements meet the criteria to be classified as embedded derivatives. Accordingly, as of December 31, 2019 and 2018, PEMEX did not recognize any embedded derivatives (foreign currency or index).

As of December 31, 2019 and 2018, PEMEX recognized a gain (loss) of Ps. 4,751,897 and Ps. (3,142,662), respectively, in the "Derivative financial instruments (cost) income, net" line item which resulted from changes in the fair value of the accounts receivable from the sale of hydrocarbons whose performance obligations have been met and whose determination of the final price is indexed to future prices of the hydrocarbons.

Accounting treatment

PEMEX enters into derivatives transactions with the sole purpose of hedging financial risks related to its operations, firm commitments, planned transactions and assets and liabilities recorded on its statement of financial position. Nonetheless, some of these transactions do not qualify for hedge accounting treatment because they do not meet the requirements of the accounting standards for designation as hedges. They are therefore recorded in the financial statements as instruments entered into for trading purposes, despite the fact that their cash flows are offset by the cash flows of the positions (assets or liabilities) to which they relate. As a result, the changes in their fair value are recognized in the "Derivative financial instruments (cost) income, net" line item in the consolidated statement of comprehensive income.

As of December 31, 2019 and 2018, the net fair value of PEMEX's DFIs (including both DFIs that have not reached maturity and those that have reached maturity but have not been settled), recognized in the consolidated statement of financial position, was Ps. (5,153,841) and Ps. 6,487,032, respectively. As of December 31, 2019 and 2018, PEMEX did not have any DFIs designated as hedges.

The following table shows the fair values and notional amounts of PEMEX's DFIs, including those with an open position and those that have matured but that have not been settled, which were designated as non-hedges for accounting purposes and entered into for trading purposes as of December 31, 2019 and 2018. It should be noted that:

- DFI's fair value includes CVA and is calculated based on market quotes obtained from market sources such as Bloomberg and PIP.
- Fair value is calculated internally, either by discounting cash flows with the corresponding zero-coupon yield curve, in the original currency, or through other standard methodologies commonly used in the financial markets for certain specific instruments.

DFI	POSITION	December 31, 2019 Notional Amount	December 31, 2019 Fair Value	December 31, 2018 Notional Amount	December 31, 2018 Fair Value
Interest rate swaps	PEMEX pays fixed in U.S. dollar and receives floating in 3-month U.S. dollar LIBOR + spread.	11,189,338	(79,096)	14,147,084	228,909
Interest rate swaps	PEMEX pays fixed in U.S. dollar and receives floating in 6-month U.S. dollar LIBOR + spread.	11,024,442	(9,181)	13,433,579	420,029
Cross-currency swaps	PEMEX pays the 28-day TIIE + spread in pesos and receives fixed in UDI.	37,742,553	3,116,439	37,742,553	(237,428)
Cross-currency swaps	PEMEX pays fixed in pesos and receives notional in UDI.	-	-	23,740,341	(4,154,665)
Cross-currency swaps	PEMEX pays floating in 6-month U.S. dollar LIBOR + spread and receives floating in 6-month yen LIBOR + spread.	12,419,108	(1,403,975)	12,971,158	(1,532,612)
Cross-currency swaps	PEMEX pays fixed in U.S. dollar and receives fixed in Japanese yen.	4,548,319	316,373	4,750,499	419,983
Cross-currency swaps	PEMEX pays floating in 3-month U.S. dollar LIBOR + spread and receives floating in 3-month euro LIBOR + spread.	14,432,394	(523,552)	15,073,938	(122,974)
Cross-currency swaps	PEMEX pays fixed in U.S. dollar and receives fixed in euro.	292,557,157	(5,606,276)	327,129,743	5,618,515
Cross-currency swaps	PEMEX pays floating in 6-month U.S. dollar LIBOR + spread and receives fixed in pound sterling.	9,204,373	526,632	9,819,995	(2,573)
Cross-currency swaps	PEMEX pays fixed in U.S. dollar and receives fixed in pound sterling.	11,149,951	(9,852)	11,645,585	(294,745)
Cross-currency swaps	PEMEX pays fixed in U.S. dollar and receives fixed in CHF.	20,729,537	797,159	28,117,976	486,310
Currency Options	PEMEX Buy Put, Sell Put and Sell Call on Japanese yen	13,881,133	123,244	14,355,685	222,491
Currency Options	PEMEX Buy Call, Sell Call and Sell Put on euro	105,123,586	360,731	95,923,285	2,708,534
Currency Options	PEMEX Sell Call on pound sterling	11,242,387	(81,137)	11,296,695	(232,636)
Currency Options	PEMEX Sell Call on CHF	7,116,252	(74,535)	7,315,424	(183,093)
Currency Options	PEMEX Sell Call on euro	66,560,662	(1,223,283)	71,096,081	(2,543,075)
Natural gas swaps	PEMEX receives fixed.	-	-	(3,669)	136
Natural gas swaps	PEMEX receives floating.	-	-	3,622	(94)
Natural gas options	PEMEX Long Call.	-	-	989	4
Natural gas options	PEMEX Short Call.	-	-	(989)	(4)
Interest rate swaps	PEMEX pays fixed in U.S. dollar and receives floating in U.S. dollar LIBOR 1M.	768,561	(10,954)	1,115,854	(4,192)
Subtotal			(3,781,263)		796,821

DFI	December 31, 2019 Volume (MMb)	December 31, 2019 Fair Value	December 31, 2018 Volume (MMb)	December 31, 2018 Fair Value
Crude Oil Options	85.05	(1,372,577)	111.68	5,690,212

DFI	Market	December 31, 2019 Volume (MMb)	December 31, 2019 Fair value	December 31, 2018 Volume (MMb)	December 31, 2018 Fair value
Futures	Exchange traded	2.4	Ps. (124,835)	2.6	Ps. 441,954
Petroleum Products Swaps	Exchange traded	4.3	Ps. (318,410)	4.9	Ps. 760,603

Notes: Amounts may not total due to rounding.

(1) The fair value of the Futures and the Petroleum Products Swaps was recognized as "Cash and cash equivalents" in the statement of financial position because PEMEX considered these financial assets to be fully liquid.

The exchange rate for U.S. dollars as of December 31, 2019 and 2018 was Ps. 18.8452 and Ps. 19.6829 per U.S. dollar, respectively. The exchange rate for euros as of December 31, 2019 and 2018 was Ps. 21.1537 and Ps. 22.5054 per euro, respectively.

For the years ended December 31, 2019, 2018 and 2017, PEMEX recognized a net (loss) gain of Ps. (23,263,923), Ps. (22,258,613) and Ps. 25,338,324, respectively, in the "Derivative financial instruments (cost) income, net" line item with respect to DFIs treated as instruments entered into for trading purposes.

The following table presents the fair value of PEMEX's DFIs that are included in the consolidated statement of financial position in Derivative financial instruments (including both DFIs that have not reached maturity and those that have reached maturity but have not been settled), as of December 31, 2019 and 2018:

	Derivatives assets Fair value	
	December 31, 2019	December 31, 2018
Derivatives not designated as hedging instruments		
Crude oil options	Ps. -	Ps. 5,690,212
Currency options	559,751	2,931,025
Natural gas options	-	4
Cross-currency swaps	10,936,579	13,111,838
Natural gas swaps	-	260
Interest rate swaps	-	648,938
Others	-	-
Total derivatives not designated as hedging instruments	11,496,330	22,382,277
Total assets	Ps. 11,496,330	Ps. 22,382,277

	Derivatives liabilities Fair value	
	December 31, 2019	December 31, 2018
Derivatives not designated as hedging instruments		
Forwards	Ps. -	Ps. -
Crude oil options	(1,372,577)	-
Currency options	(75,776)	-
Natural gas options	-	(4)
Cross-currency swaps	(15,102,586)	(15,890,830)
Natural gas swaps	-	(218)
Interest rate swaps	(99,232)	(4,193)
Others	-	-
Total derivatives not designated as hedging instruments	(16,650,171)	(15,895,245)
Total liabilities	Ps. (16,650,171)	Ps. (15,895,245)
Net total	Ps. (5,153,841)	Ps. 6,487,032

The following tables presents the net gain (loss) recognized in income on PEMEX's DFIs for the years ended December 31, 2019, 2018 and 2017, in the consolidated statement of comprehensive income which is presented in the "Derivative financial instruments (cost) income, net" line item:

Derivatives not designated as hedging instruments	Amount of gain (loss) recognized in the Statement of operations on derivatives		
	December 31, 2019	December 31, 2018	December 31, 2017
Embedded derivatives	Ps. 4,751,897	Ps. (3,142,662)	Ps. -
Forwards	-	2,007,393	(1,976,241)
Futures	(1,460,990)	374,112	(779,950)
Crude oil options	(2,762,358)	2,329,051	(3,771,604)
Currency options	(2,447,050)	(2,210,301)	5,255,931
Natural gas options	49	185	673
Cross-currency swaps	(16,019,238)	(21,902,567)	27,747,290
Natural gas swaps	2	117	1,780
Interest rate swaps	(574,338)	286,059	(34,306)
Others	-	-	(1,105,249)
Total	Ps. (18,512,026)	Ps. (22,258,613)	Ps. 25,338,324

Disclosure of employee benefits [text block]

NOTE 19. EMPLOYEE BENEFITS

Until December 31, 2015, Petróleos Mexicanos and Subsidiary Entities_only had defined benefit pension plans for the retirement of its employees, to which only Petróleos Mexicanos and the Subsidiary Entities contribute. Benefits under these plans are based on an employee's salary and years of service completed at retirement. As of January 1, 2016, Petróleos Mexicanos and Subsidiary Entities also have a defined contribution pension plan, in which both Petróleos Mexicanos and Subsidiary Entities and the employee contribute to an employee's individual account.

Benefits under the defined benefit plan are mainly based on the years of service completed by the employee, and their remuneration at the date of retirement. The obligations and costs of these plans are recognized based on an actuarial valuation prepared by independent experts. Within the regulatory framework of plan assets, there are no minimum funding requirements. Petróleos Mexicanos and the Subsidiary Entities have established additional plans to cover post-employment benefits, which are based on actuarial studies prepared by independent experts and which include disability, post-mortem pension and the death of retired employees, as well as medical services for retired employees and beneficiaries.

As of December 31, 2019, Petróleos Mexicanos and Subsidiary Entities funded its employees benefits through Mexican trusts, the resources of which come from the retirement line item of PEMEX's annual budget (an operating expense), or any other line item that substitutes or relates to this line item, or that is associated to the same line item and the interests, dividends or capital gains obtained from the investments of the trusts.

In 2019, the Board of Directors of Petróleos Mexicanos approved modifications to the organic structure of the Company. As a result of this, the Subsidiary Entities and the Corporate transferred and / or received active personnel through the figure of Employer Substitution, with which the Subsidiary Entities and the Corporate recognized the Retirement Obligations of the transferred Personnel whose impact was calculated in the actuarial study carried out by the independent experts.

The following table show the amounts associated with PEMEX's labor obligations:

	December 31,	
	2019	**2018**
Liability for defined benefits at retirement and post-employment at the end of the year	Ps. 1,438,849,732	Ps. 1,067,317,120
Liability for other long-term benefits	17,965,635	13,224,926
Total liability for defined benefits recognized in the consolidated statement of financial position at the end of the year	**Ps. 1,456,815,367**	**Ps. 1,080,542,046**

The amount reflected in the Employee Benefit Reserve at the end of the year includes both the defined benefit plan (DB) and the defined contribution plan (DC). As for the defined contribution scheme, the Assets (liabilities) recognized in the balance sheet (DC-warranty) of Ps. 2,023,220 and the Expense in the Income Statement for the period from January to December 2019 (Net Cost of the Period, DC-warranty) of Ps. 316,915. PEMEX's contribution to the Defined contribution plan during year 2019 amounts to Ps. 523,482.

The following tables contain detailed information regarding PEMEX's retirement and post-employment benefits:

Changes in the liability for defined benefits	December 31, 2019	December 31, 2018
Liability for defined benefits at the beginning of the year	Ps. 1,067,317,120	Ps. 1,241,072,307
Current Service cost	15,871,004	20,819,804
Net interest	95,643,572	97,571,478
Defined benefits paid by the fund	(5,759,721)	(5,547,170)
Actuarial losses (gains) in other comprehensive results due to:		
Change in financial assumptions(1)	304,527,285	(214,105,342)
Change in demographic assumptions (1)	(9,012,031)	(71,958,462)
For experience during the year	25,228,095	53,779,484
Assets of the plan during the year	(43,628)	646,318
Effect of the liability ceiling *	(127,137)	279,674
Transfer to Long-term Benefits*	-	410,775
Real interest, excluding earned interests *	(363,873)	-
Adjustment to the Defined Contribution Plan *	61,583	-
Remeasurements	(96,828)	2,146
Contributions paid to the fund	(54,395,709)	(55,653,892)
Defined benefit liabilities at end of year	**Ps. 1,438,849,732**	**Ps. 1,067,317,120**

* The concepts come from the valuation of PMI CIM's liabilities

(1)The amount of the actuarial losses and (gains) corresponding to the retirement and post-employment benefits of Ps. (309,327,314) generated in the period from January to December 2019, correspond mainly to the decrease in the discount rate from 9.29% to 7.53%, as well as the gradual increase in the mortality table for non-disabled retirees. Other influencing factors were the change in the obligations due to movements in the population, age, seniority, salary, pensions and benefits.

Changes in pension plan assets	December 31, 2019	December 31, 2018
Plan assets at the beginning of year	Ps. 7,200,471	Ps. 8,485,692
Return on plan assets	833,638	862,175
Payments by the pension fund	(59,967,278)	(56,834,688)
Company contributions to the fund	54,395,709	55,653,892
Actuarial (gains) losses in plan assets	43,683	(653,583)
Effect of the liability ceiling	157,774	(313,017)
Adjustment to the Defined Contribution Plan *	(61,582)	-
Clearance Price*	(17,408)	-
Pension plan assets at the end of year	**Ps. 2,585,007**	**Ps. 7,200,471**

* The concepts come from the valuation of PMI CIM's liabilities.

The Labor Fund reduction was due to budgetary requirements derived from the need to meet a financial balance goal in cash flow. In this sense, during 2019 PEMEX's administration implemented a strategy whereby the contributions to the Fund are scheduled

and executed taking into account the initial balance plus the cost of payrolls and retirements for the year, maintaining a minimum operating balance without the operational continuity risk or payment to personnel.

Contributions from PEMEX to the Pemex Labor Fund include the payments in advance of the promissory notes matured from January to May 2019 in the amount of Ps. 38,704,883 (Ps. 32,493,666 of principal and Ps. 6,211,217 of interest), for the assumption by the Mexican Government of the payment obligations related to pensions and retirement plans of Petróleos Mexicanos and its Subsidiary Entities (see Note 15-A).

The expected contribution to the Pemex Labor Fund for 2020 amounts to Ps. 63,485,625 and the expected payments are Ps. 72,405,842.

As of December 31, 2019 and 2018, the amounts and types of plan assets are as follows:

	December 31,			
Plan Assets	2019		2018	
Cash and cash equivalents	Ps.	138,795	Ps.	4,976,125
Debt instruments		2,446,212		2,224,346
Total plan assets	**Ps.**	**2,585,007**	**Ps.**	**7,200,471**

	December 31,			
Changes in Defined Benefit Obligations (DBO)	2019		2018	
Defined benefit obligations at the beginning of the year	Ps.	1,074,233,038	Ps.	1,249,557,999
Service costs		14,516,102		18,365,156
Financing costs		96,350,258		98,759,209
Past service costs		77,045		(103,845)
Payments by the fund		(65,727,000)		(62,388,283)
Change in financial assumptions		304,527,285		(214,105,342)
Change in demographic assumptions		(9,012,031)		(71,958,462)
For experience during the year		25,228,095		53,779,484
Obligations settled		(14,237)		(457,168)
Remeasurements		-		2,139
Reductions		(129,909)		-
Modifications to the pension plan		1,307,769		2,782,151
Defined benefit obligations at the end of year	**Ps.**	**1,441,356,415**	**Ps.**	**1,074,233,038**

The effects on the Defined Benefits Liability upon retirement and post employment at the end of the period are:

The effect of an increase or decrease of one percentage point in the discount rate is a -12.33% increase or a 15.57% decrease in defined benefit obligations.

The effect of an increase or decrease of one percentage point in the increase rate in medical services with respect to the cost and obligations related to medical services point is a 3.76% increase or a -2.86% decrease in defined benefit obligations.

The effect of an increase or decrease of one percentage point in the inflation is 9.36% and -7.92%, respectively in defined benefit obligations.

The effect of an increase or decrease of one percentage point in the wage is a 1.39% and -1.21%, respectively in defined benefit obligations.

The effects previously mentioned were determined using the projected unit credit method which was the same method used in the prior valuation.

Assumptions regarding future mortality are based on EMSSA2009 to Unique Circular of the *Comisión Nacional de Seguros y Fianzas* (National Commission of Insurance and Bonds) and include improvements to the mortality rate established in 2019. For the December valuation, the mortality table for retired personnel was updated using an actuarial proposal based on the experience of Petróleos Mexicanos and its Subsidiary Entities. The mortality table for the incapacitated personnel is the EMSSInc-IMSS2012 and for the disabled personnel the EMSSInv-IMSS2012.

PEMEX's plan assets is held in the FOLAPE trust, which are managed by BBVA Bancomer, S. A. and a technical committee for each trust that is comprised of personnel from Petróleos Mexicanos and the trusts.

The following tables present additional fair value disclosure about plan assets and indicate their rank, in accordance with IFRS 13, as of December 31, 2019 and 2018:

Plan assets	**Fair value measurements as of December 31, 2019**			
	Quoted prices in active markets for identical assets (level 1)	**Significant observable inputs (level 2)**	**Significant unobservable inputs (level 3)**	**Total**
Cash and cash equivalents	Ps. 138,795	Ps. -	Ps. -	Ps. 138,795
Debt instruments	2,446,212	-	-	2,446,212
Total	**Ps. 2,585,007**	**Ps. -**	**Ps. -**	**Ps. 2,585,007**

Plan assets	**Fair value measurements as of December 31, 2018**			
	Quoted prices in active markets for identical assets (level 1)	**Significant observable inputs (level 2)**	**Significant unobservable inputs (level 3)**	**Total**
Cash and cash equivalents	Ps. 4,976,125	Ps. -	Ps. -	Ps. 4,976,125
Debt instruments	2,224,346	-	-	2,224,346
Total	**Ps. 7,200,471**	**Ps. -**	**Ps. -**	**Ps. 7,200,471**

As of December 31, 2019 and 2018, the principal actuarial assumptions used in determining the defined benefit obligation for the plans are as follows:

	December 31,	
	2019	**2018**
Rate of increase in salaries	5.02%	5.02%
Rate of increase in pensions	4.00%	4.00%
Rate of increase in medical services	7.65%	7.65%
Inflation assumption	4.00%	4.00%
Rate of increase in basic basket for active personnel	5.00%	5.00%
Rate of increase in basic basket for retired personnel	4.00%	4.00%
Rate of increase in gas and gasoline	4.00%	4.00%
Discount and return on plan assets rate [1]	7.53%	9.29%
Average length of obligation (years)	17.52	15.04

[1] In accordance with IAS 19, the discount rate was determined using as a reference the interest rates observed in Mexican Government bonds denominated in pesos (Cetes and M bonds), as well as the flow of payments expected to cover contingent obligations.

Other long-term benefits

Petróleos Mexicanos and Subsidiary Entities has established other long-term benefit plans for its employees, to which employees do not contribute, which correspond to the seniority premiums payable for disability, death and survivor benefits (payable to the widow and beneficiaries of worker), medical service, gas and basic basket for beneficiaries. Benefits under these plans are based on an employee's salary and years of service completed at separation date. Obligations and costs of such plans are recorded in accordance with actuarial valuations performed by independent actuaries.

The amounts recognized for long-term obligations for the years ended December 31, 2019 and 2018 are as follows:

	December 31,		
Change in the liability for defined benefits	**2019**		**2018**
Liabilities defined benefit at the beginning of year	Ps. 13,224,926	Ps.	17,363,815
Present cost services	-		(18,085)
Charge to income for the year	2,164,866		2,885,875
Actuarial losses (gains) recognized in income due to:			
Change in financial assumptions	5,007,261		(3,741,132)
Change in demographic assumptions	(245,829)		(751,052)
For experience during the year	(2,418,954)		(2,259,569)
Real interest, excluding earned interests *	264,917		125,485
Effect of the liability ceiling *	(30,638)		33,344
Adjustment to the Defined Contribution Plan *	(914)		-
Benefits paid	-		(2,980)
Transfer to the post-employment benefit fund recognized in other comprehensive income	-		(410,775)
Liabilities defined benefit at the end of year	**Ps. 17,965,635**	**Ps.**	**13,224,926**

* The concepts come from the valuation of PMI CIM´s liabilities.

The expected long-term benefit payments amount to Ps. 336,526.

The principal actuarial assumptions used in determining the defined benefit obligation for the plans are:

- The effect of an increase or decrease of one percentage point in the discount rate is a -17.02% increase or a 21.66% decrease, respectively, in defined benefit obligations.
- The effect of an increase or decrease of one percentage point in the increase rate in medical services with respect to the cost and obligations related to medical services is a 8.52% increase or a -5.89% decrease, respectively, in defined benefit obligations.
- The effect of an increase or decrease of one percentage point in the inflation is 0% in defined benefit obligations.
- The effect of an increase or decrease of one percentage point in the wage is a 4.57% increase or a -.4.04% decrease, respectively in defined benefit obligations.

The effects previously mentioned, were determined using the projected unit credit method which was the same used in the prior valuation.

	December 31,	
	2019	2018
Rate of increase in salaries	5.02%	5.02%
Inflation assumption	4.00%	4.00%
Rate of increase in basic basket for active personnel	5.00%	5.00%
Rate of increase in basic basket for retired personnel	4.00%	4.00%
Rate of increase in gas and gasoline	4.00%	4.00%
Discount and return on plan assets rate	7.53%	9.29%
Average length of obligation (years)	17.52	15.04

In accordance with IAS 19, the discount rate was determined using as a reference the interest rates observed in Mexican Government bonds denominated in pesos (Cetes and M bonds), as well as the flow of payments expected to cover contingent obligations.

Disclosure of entity's operating segments [text block]

NOTE 6. SEGMENT FINANCIAL INFORMATION

PEMEX's primary business is the exploration and production of crude oil and natural gas, as well as the production, processing, marketing and distribution of petroleum and petrochemical products. During 2019, PEMEX's operations were conducted through eight business segments: Exploration and Production, Industrial Transformation, Drilling and Services (merged into Pemex Exploration and Production as of July 1, 2019, see Note 1), Logistics, Ethylene (merged into Pemex Industrial Transformation as of July 1, 2019, see Note 1), Fertilizers, the Trading Companies and Corporate and Other Operating Subsidiary Companies. Due to PEMEX's structure, there are significant amounts of inter-segment sales among the reporting segments, which are made at internal transfer prices established by PEMEX that are intended to reflect international market prices. Prior to July 27, 2018, PEMEX's operations were also conducted through the Cogeneration and Services business segment (liquidated company as of July 27, 2018, see Note 1).

The primary sources of revenue for PEMEX's business segments are as described below:

- The exploration and production segment earns revenues from domestic sales of crude oil and natural gas, and from exporting crude oil through certain of the Trading Companies. Export sales are made through PMI CIM to 23 major customers in various foreign markets. Approximately half of PEMEX's crude oil is sold to Pemex Industrial Transformation.

- The industrial transformation segment earns revenues from sales of refined petroleum products and derivatives, mainly to third parties within the domestic market. This segment also sells a significant portion of the fuel oil it produces to the *Comisión Federal de Electricidad* (Federal Eletricity Commission, or "CFE") and a significant portion of jet fuel produced to the *Aeropuertos y Servicios Auxiliares* ("Airports and Auxiliary Services Agency"). The refining segment's most important products are different types of gasoline and diesel.

- The industrial transformation segment also earns revenues from domestic sources generated by sales of natural gas, liquefied petroleum gas, naphtha, butane and ethane and certain other petrochemicals such as methane derivatives, ethane derivatives, aromatics and derivatives.

- The cogeneration segment received income from the cogeneration, supply and sale of electricity and thermal energy and also provides technical and management activities associated with these services. During 2018 this company did not generate income. This entity was liquidated on July 27, 2018 (see Note 1).
- The drilling segment receives income from drilling services, and servicing and repairing wells. This entity was merged into Pemex Exploration and Production on July 1, 2019 (see Note 1).

- The logistics segment earns income from transportation and storage of crude oil, petroleum products and petrochemicals, as well as related services, which it provides by employing pipelines and offshore and onshore resources, and from providing services related to the maintenance, handling, guarding and management of these products.

- The ethylene segment earns revenues from the distribution and trade of methane, ethane and propylene in the domestic market. This entity was merged into Pemex Industrial Transformation on July 1, 2019 (see Note 1).

- The fertilizers segment earns revenues from trading ammonia, fertilizers and its derivatives, mostly in the domestic market.

- The trading companies segment, which consist of PMI CIM, PMI NASA, PMI Trading and MGAS (the "Trading Companies"), earn revenues from trading crude oil, natural gas and petroleum and petrochemical products in international markets.

- The segment related to corporate and other operating Subsidiary Companies provides administrative, financing, consulting and logistical services, as well as economic, tax and legal advice and re-insurance services to PEMEX's entities and companies.

The following tables present the condensed financial information of these segments, after elimination of unrealized intersegment gain (loss), and include only select line items. The columns before intersegment eliminations include unconsolidated figures. As a result, the line items presented below may not total. These reporting segments are those which PEMEX's management evaluates in its analysis of PEMEX and on which it bases its decision-making. These reporting segments are presented in PEMEX's reporting currency.

As of/for the year ended December 31, 2019	Exploration and Production	Industrial Transformation	Drilling and Services[1]	Logistics	Fertilizers	Ethylene[2]	Trading Companies	Corporate and Other Operating Subsidiary Companies	Intersegment eliminations	Total
Sales:										
Trade	Ps. 409,059,838	Ps. 791,912,881	Ps. -	Ps. -	Ps.1,634,300	Ps.5,254,234	Ps.175,509,189	Ps. 9,492,063	Ps. -	Ps.1,392,862,505
Intersegment	330,977,190	127,164,644	2,758,454	88,604,529	560,987	722,992	484,139,042	100,021,336	(1,134,949,174)	-
Services income	452,569	2,085,081	20,755	4,663,770	853	3,690	67,982	1,813,980	-	9,108,680
(Impairment) reversal of wells pipelines, properties, plant and equipment, net	(169,834,947)	42,243,942	-	34,119,240	(2,298,775)	-	(1,311,674)	-	-	(97,082,214)
Cost of sales	474,407,431	962,544,415	(1,918,085)	51,298,858	3,380,826	7,977,771	646,671,417	49,979,372	(1,071,408,581)	1,122,933,424
Gross income (loss)	96,247,219	862,133	4,697,294	76,088,681	(3,483,461)	(1,996,855)	11,733,122	61,348,007	(63,540,593)	181,955,547
Other revenue	6,765,641	3,032,601	30,949	202,800	22,575	77,625	444,289	4,363,967	-	14,940,447
Other expenses	(6,088,330)	(551,926)	(45,784)	(311,878)	(7,147)		-	(130,791)	(75,835)	(7,211,691)
Distribution, transportation and sales expenses	262,642	23,881,788		22,467	288,347	126,064	1,323,007	31,323	(4,049,727)	21,885,911
Administrative expenses	58,889,451	50,067,272	282,524	8,504,381	615,830	585,069	2,575,536	68,791,707	(59,542,948)	130,768,822
Operating income (loss)	37,772,437	(70,606,252)	4,399,935	67,452,755	(4,372,210)	(2,630,363)	8,278,868	(3,241,847)	(23,753)	37,029,570
Financing income	82,736,593	1,924,073	248,966	697,130	65,049	14,090	801,046	156,297,750	(218,300,991)	24,483,706
Financing cost	(133,855,016)	(6,161,047)	(386,894)	(434,392)	(770,869)	(185,433)	(971,573)	(208,419,002)	218,322,886	(132,861,340)
Derivative financial instruments (cost) income, net	(2,262,632)	(9,231)	-	-	-	-	(1,471,566)	(14,768,593)	(4)	(18,512,026)
Foreign exchange (loss) income, net	78,219,349	3,710,324	95,658	214,157	48,226	(35,843)	(212,619)	4,891,136	-	86,930,388
Profit (loss) sharing in joint ventures and associates	28,770	105,447	-	(17,682)	(2,314,587)	-	1,195,058	(295,764,002)	295,609,103	(1,157,893)
Taxes, duties and other	372,141,985	-	1,498,122	(19,902,667)	-	(1,446,202)	2,433,349	(10,901,098)	-	343,823,489
Net (loss) income	(309,502,484)	(71,036,686)	2,859,543	87,814,635	(7,344,391)	(1,391,347)	5,185,865	(350,103,460)	295,607,241	(347,911,084)
Total current assets	985,938,224	220,597,465	-	111,583,417	7,773,098	-	161,300,389	718,345,361	(1,864,985,583)	340,552,371
Total non-current assets	769,244,352	385,462,326	-	160,374,484	1,720,770	-	43,127,474	1,001,402,395	(783,436,153)	1,577,895,648
Total current liabilities	393,129,182	290,128,797	-	28,995,291	12,648,563	-	125,341,872	1,564,317,345	(1,862,357,422)	552,203,628
Total non-current liabilities	2,210,050,053	682,521,743	-	78,111,581	6,121,684	-	3,382,236	2,080,349,970	(1,697,084,513)	3,363,452,754
Equity (deficit), net	(847,996,658)	(366,590,749)		164,851,029	(9,276,379)	-	75,703,755	(1,924,919,559)	911,020,199	(1,997,208,362)
Depreciation and amortization	102,959,025	24,653,730	369,636	6,521,380	(323,902)	607,016	93,193	2,306,932	-	137,187,010
Net periodic cost of employee benefits	34,522,749	54,339,969	12,056	243,330	(6,361)	7,860	37,512	27,019,834	-	116,176,949

[1]This company was merged on June 30, 2019. All operations for periods subsequent to the merger were transferred to Pemex Exploration and Production (See Note 1). Therefore, these amounts are not comparable with 2018 figures.

[2]This company was merged on June 30, 2019. All operations for periods subsequent to the merger were transferred to Pemex Industrial Transformation (See Note 1). Therefore, these amounts are not comparable with 2018 figures.

As of/for the year ended December 31, 2018	Exploration and Production	Industrial Transformation	Cogeneration and Services [1]	Drilling and Services	Logistics	Fertilizers	Ethylene	Trading Companies	Corporate and Other Operating Subsidiary Companies	Intersegment eliminations	Total
Sales:											
Trade	Ps 482,262,631	Ps 960,558,229	Ps -	Ps -	Ps -	Ps 2,933,424	Ps 12,809,114	Ps 204,103,954	Ps 9,778,796	Ps -	Ps 1,672,446,148
Intersegment	397,199,590	141,997,392	-	3,414,033	63,672,574	65,802	1,635,050	640,382,216	119,762,378	(1,368,129,035)	-
Services income	23,110	546,136	-	198,775	4,708,217	4,742	13,379	64,038	3,114,605	-	8,673,002
Reversal (impairment) of wells pipelines, properties, plant and equipment, net	65,013,616	659,610	-	-	(40,288,338)	(2,246,264)	-	(1,719,627)	-	-	21,418,997
Cost of sales	402,979,694	1,091,796,331	-	(1,350,678)	42,694,683	4,509,881 *	15,952,951	837,820,025	54,148,722	(1,249,040,048)	1,199,511,561
Gross income (loss)	541,519,253	11,965,036	-	4,963,486	(14,602,230)	(3,752,177)	(1,495,408)	5,010,556	78,507,057	(119,088,987)	503,026,586
Other income	23,672,128	6,633,510	1,788	62,488	178,431	81,808	149,035	1,703,304	7,683,041	1,352,098	41,517,631
Other expenses	(11,196,845)	(1,263,080)	-	(3,860,217)	(40,248,271)	(10,389)	(7)	87,697	(911,091)	38,937,083	(18,465,120)
Distribution, transportation and sales expenses	106,510	26,616,527	-	63	82,755	387,397	251,459	280,407	94,457	(3,462,366)	24,357,209
Administrative expenses	67,988,247	51,613,434	-	965,397	11,592,604	785,883	1,860,759	1,541,092	74,525,804	(76,551,739)	134,321,481
Operating income	485,899,779	(60,894,495)	1,788	200,297	(66,347,429)	(4,854,038)	(3,458,598)	4,980,058	10,658,746	1,214,299	367,400,407
Financing income	94,009,399	7,475,509	1	350,326	1,351,514	4,916	26,565	702,471	142,481,311	(214,844,890)	31,557,122
Financing cost	(127,343,514)	(1,910,666)	-	(771,639)	(220,721)	(478,044)	(79,335)	(1,379,583)	(202,865,030)	214,321,510	(120,727,022)
Derivative financial instruments (cost) income, net	(19,132,060)	(11,304)	-	-	-	-	-	382,568	(3,497,812)	(5)	(22,258,613)
Foreign exchange (loss) income, net	28,035,087	(1,707,558)	-	31,051	167,982	(2,577)	(28,542)	920,488	(3,756,451)	-	23,659,480
Profit (loss) sharing in joint ventures and associates	54,149	-	-	-	(1,092)	-	-	1,012,490	(124,094,148)	124,555,613	1,527,012
Taxes, duties and other	469,669,529	-	-	(407,217)	(2,474,189)	-	1,446,202	1,840,409	(8,496,511)	-	461,578,223
Net (loss) income	(8,146,689)	(57,048,514)	1,789	217,252	(62,575,557)	(5,329,743)	(4,986,112)	4,778,083	(172,576,873)	125,246,527	(180,419,837)
Total current assets	1,109,407,361	238,486,786	-	11,478,067	15,343,841	2,772,995	8,337,752	137,727,664	723,490,973	(1,853,935,478)	393,109,961
Total non-current assets	1,023,144,103	283,521,897	-	15,267,696	100,097,224	4,187,744	17,771,292	28,939,309	1,624,995,944	(1,415,837,902)	1,682,087,307
Total current liabilities	334,709,929	155,402,987	-	2,962,370	31,418,555	9,682,768	6,710,315	98,007,805	1,662,808,360	(1,853,926,795)	447,776,294
Total non-current liabilities	2,254,024,319	529,484,079	-	10,739,495	10,332,359	108,467	149,750	4,272,341	2,116,660,861	(1,838,945,265)	3,086,826,406
Equity (deficit), net	(456,182,784)	(162,878,383)	-	13,043,898	73,690,151	(2,830,496)	19,248,979	64,386,827	(1,430,982,304)	423,098,680	(1,459,405,432)
Depreciation and amortization	124,671,118	19,183,640	-	1,483,248	4,409,226	(246,697)	1,385,445	403,122	2,092,938	-	153,382,040
Net periodic cost of employee benefits	33,688,888	51,239,055		27,105	191,132	9,162	8,839	(321,683)	26,861,666	2,917,450	114,621,614

[1] This company was liquidated on July 27, 2018. Except for certain expenses incurred in the liquidation, all operations were transferred to Pemex Industrial Transformation (See Note 1).

As of/for the year ended December 31, 2017	Exploration and Production	Industrial Transformation	Cogeneration and Services	Drilling and Services	Logistics	Fertilizers	Ethylene	Trading Companies	Corporate and Other Operating Subsidiary Companies	Intersegment eliminations	Total
Sales:											
Trade	Ps. -	Ps. 857,456,146	Ps -	Ps. -	Ps. -	Ps. 4,123,006	Ps. 12,621,648	Ps. 508,539,112	Ps. 3,159,238	Ps. -	Ps. 1,385,899,150
Intersegment	762,637,362	150,360,283	114,233	3,400,456	70,671,871	642,965	1,565,757	539,193,190	79,031,944	(1,607,618,061)	-
Services income	-	6,116,937	334,755	41,741	3,714,941	2,339	26,733	66,621	826,502	-	11,130,569
(Impairment) reversal of wells pipelines, properties, plant and equipment, net	(129,350,315)	(15,952,092)	-	-	-	(1,935,500)	-	-	(4,206,653)	-	(151,444,560)
Cost of sales	391,089,410	1,004,683,554	472,732	468,171	50,926,263	6,001,259	14,272,340	1,031,997,901	33,033,923	(1,528,740,673)	1,004,204,880
Gross income (loss)	242,197,637	(6,702,280)	(23,744)	2,974,026	23,460,549	(3,168,449)	(58,202)	15,801,022	45,777,108	(78,877,388)	241,380,279
Other income	21,602,100	10,119,278	2,646	125,591	584,686	11,456	202,211	1,330,172	(974,856)	(749,721)	32,253,563
Other expenses	(11,398,055)	(8,603,740)	-	(157,045)	(24,719,122)	(2,443)	(179,181)	(1,022,960	(4,370,016)	23,373,074	(27,079,488)
Distribution, transportation and sales expenses	-	26,049,566	13,581		73,526	528,370	334,663	375,482	59,043	(5,544,561)	21,889,670
Administrative expenses	58,539,119	38,994,887	37,679	888,776	7,459,928	352,537	1,105,554	1,564,859	62,001,641	(51,005,526)	119,939,454
Operating income (loss)	193,862,563	(70,231,195)	(72,358)	2,053,796	(8,207,341)	(4,040,343)	(1,475,389)	14,167,893	(21,628,448)	296,053	104,725,231
Financing income	121,293,404	11,427,907	147	57,313	1,622,827	2,248	46,113	905,405	145,907,795	(265,097,306)	16,165,853
Financing Cost	(136,378,338)	(2,398,643)	(19,882)	(795,947)	(2,307,427)	(211,004)	(1,964)	(1,328,827)	(239,003,771)	264,801,255	(117,644,548)
Derivative financial instruments (cost) income, net	(1,613,874)	5,835	-	-	-	-	-	(772,143)	27,718,506	-	25,338,324
Foreign exchange (loss) income, net	10,043,316	4,924,209	-	227,365	613,099	(20,925)	(10,486)	(4,318)	7,411,862	-	23,184,122
Profit (loss) sharing in joint ventures and associates	(75,195)	485,224	-	-	(74)	-	-	1,049,809	(212,666,494)	211,567,170	360,440
Taxes, duties and other	338,169,260	-	-	276,967	(7,444,967)	-	-	1,972,718	6,063	-	332,980,041
Net (loss) income	(151,037,384)	(55,786,663)	(92,093)	1,265,560	(833,949)	(4,270,024)	(1,441,726)	12,045,101	(292,266,613)	211,567,172	(280,850,619)
Depreciation and amortization	127,742,568	17,935,112	-	2,368,123	4,562,140	422,930	1,688,493	(19,798)	2,004,945	-	156,704,513
Net periodic cost of employee benefits	32,794,386	52,538,989	-	39,697	(4,954)	(1,999)	(12,561)	16,166	22,703,351	-	108,073,075

Supplemental geographic information

	For the years ended December 31,		
	2019	2018	2017
Domestic sales	Ps. 807,020,214	Ps. 980,559,538	Ps. 877,360,038
Export sales:			
United States	372,134,617	434,838,159	302,912,999
Canada, Central and South America	3,102,066	11,274,714	13,943,080
Europe	131,498,445	158,900,339	71,470,613
Other	79,107,163	86,873,398	120,212,420
Total export sales	585,842,291	691,886,610	508,539,112
Services income*	9,108,680	8,673,002	11,130,569
Total sales	**Ps. 1,401,971,185**	**Ps. 1,681,119,150**	**Ps. 1,397,029,719**

* Services income as of December 31, 2019, 2018 and 2017 represent approximately 80%, 63% and 92%, from domestic sales, respectively.

PEMEX does not have significant long-lived assets outside of Mexico.

Income by product –

	For the years ended December 31,		
	2019	2018	2017
Domestic sales			
Refined petroleum products and derivatives (primarily gasolines)	Ps. 725,759,040	Ps. 850,342,124	Ps. 738,943,017
Gas	66,303,063	110,219,691	116,021,269
Petrochemical products	14,958,111	19,997,723	22,395,752
Total domestic sales	Ps. 807,020,214	Ps. 980,559,538	Ps. 877,360,038
Export sales			
Crude oil	Ps. 408,771,392	Ps. 482,259,045	Ps. 356,623,114
Refined petroleum products and derivatives (primarily gasolines)	118,495,443	167,796 ,526	124,644,353
Gas	53,353,075	34,446,277	22,253,493
Petrochemical products	5,222,382	7,384,762	5,018,152
Total export sales	**Ps. 585,842,291**	**Ps. 691,886,610**	**Ps. 508,539,112**

Disclosure of events after reporting period [text block]

28. SUBSEQUENT EVENTS

A. Decline in international crude oil prices

On March 6, 2020, The Organization of the Petroleum Exporting Countries ("OPEC"), led by Saudi Arabia, Russia and other group of petroleum producers, did not come to an agreement to reduce crude oil production in order to support crude oil prices, which resulted in a significant drop in global crude oil prices.

On March 11, 2020, the World Health Organization declared the Covid-19 outbreak a pandemic. Governments across the world have instituted measures to address the pandemic, including mandatory quarantines, social distancing guidelines, travel restrictions and declaration of health emergencies. The effects of the Covid-19 virus have led to a worldwide economic slowdown, and as a result there has been a decrease in global demand for crude oil and derivatives.

On April 12, 2020, OPEC and other non-OPEC oil exporting countries, including, among others, Mexico and Russia, reached an agreement to reduce world crude oil supply. Pursuant to this agreement, these countries, which are known as OPEC+, agreed to reduce their overall crude oil production by 9.7 million barrels per day from May 1, 2020 through June 30, 2020, by 7.7 million barrels per day from July 1, 2020 through December 31, 2020 and by 5.8 million barrels per day from January 1, 2021 through April 30, 2022. In particular, Mexico has agreed to reduce its crude oil production by 100,000 barrels per day for a period of two months beginning on May 1, 2020.

PEMEX prepared its budget for 2020 based on a Mexican crude oil basket price of U.S. $49.00 per barrel and contracted financial derivative instruments to hedge PEMEX's risk exposure to declines in the price of Mexican crude oil price, when it falls below the average price of U.S. $49.00, up to a floor of U.S. $44.00 per barrel.

Taking into consideration the conditions described above, PEMEX's budget deficit may increase in Ps. 30,000,000 for the year 2020. PEMEX is taking certain actions to face this deficit, such as decreasing operating expenses that do not hazard its operating capabilities, decreasing non-strategic projects and focusing instead on more profitable ones, as well as the implementation and development of alternative financing mechanisms that do not constitute public debt.

On April 21, 2020, the Mexican Government granted through a President´s decree a tax benefit for PEMEX equal to Ps. 65,000,000 for 2020, consistent on a fiscal credit applicable to the DUC up to such amount.

B. Decrease in the demand of petroleum products

As a result of the Covid-19 pandemic, on March 24, 2020 the Mexican Government, through the Secretaría de Salud (Mexican Ministry of Health), implemented actions to protect against Covid-19. Some of these actions consist of, among others, issuing directives to avoid places of work, crowded areas, public places or unnecessary social activities during this time. These preventative measures have caused a decrease in demand of certain goods and services, including petroleum products. As of the date of issuance of these financial statements, PEMEX cannot predict what effect these measures will have on PEMEX's operations or financial position.

As a result of the worldwide economic slowdown and, in particular, the decrease in fuel demand (gasolines, jet fuel and diesel), PEMEX estimates a 20% decrease in its sales of petroleum products in the period from January 1 to March 31, 2020.

C. Depreciation of Mexican peso against U.S. dollar

As a consequence of the economic situation described above, beginning in March 2020, the Mexican peso has experienced a significant depreciation with respect to the U.S. dollar. As of April 27, 2020, the Mexican peso-U.S. dollar exchange rate was Ps. 24.6230 per U.S. dollar, which represents a 30.7% depreciation of the value of the peso in U.S. dollar terms as compared to the exchange rate as of December 31, 2019, which was Ps. 18.8452 per U.S. dollar.

A substantial portion of PEMEX's indebtedness is denominated in foreign currencies. PEMEX estimates a foreign currency exchange rate loss of Ps. 469,203,000 for the period from January 1, to April 23, 2020, of which 92% relates to unrealized exchange loss, which is a non-cash item and 8% relates to realized exchange loss, since PEMEX's debt profile is mostly long-term. This exchange rate lossis partially offset by Ps. 75,000,000 in revenue from PEMEX's currency swaps which hedge variations between U.S. dollars and other currencies.

D. Impairment of assets

PEMEX estimates that factors described above may impact impairment and/or reversal of long-lived assets during and at year end 2020, upon the behavior of the markets and the several economic and financial variables. A long period of low crude oil prices may greatly impact PEMEX´s impairment of long-lived assets, depending on changes in the remaining assumptions and economic and financial conditions.

E. Inventories

Reduction in hydrocarbon prices has had a 35% decrease in the value of PEMEX´s inventories as of March 31, 2020, as compared to book value as of December 31, 2019.

F. Ratings agencies' downgrade of PEMEX's credit rating

On March 26, 2020, Standard & Poor's ("S&P") downgraded PEMEX's credit ratings for foreign currency long term issues and for local currency long term issues from BBB+ and A- to BBB and BBB+, respectively, maintaining a negative credit outlook on global scale. This ratings action followed a similar ratings action taken by S&P in relation to the United Mexican States.

In accordance with S&P ratings, BBB+ and BBB are still considered investment grade ratings; however, a decrease of the rating to BB+ would indicate a speculative rating.

On April 1, 2020, HR Ratings affirmed PEMEX's local credit rating at HR AAA with a stable outlook and downgraded PEMEX's global credit ratings to HR BBB+(G) with a negative outlook. This ratings action followed a similar ratings action taken by S&P in relation to the United Mexican States.

On April 3, 2020, Fitch Ratings downgraded PEMEX's ratings of its bonds from BB+ and AA(mex)- to BB and A(mex) with a negative outlook.

On April 17, 2020, Fitch Ratings further downgraded PEMEX's international foreign and local currency long-term ratings from BB to BB- as a consequence of the downgrades of the Mexican Government ratings. Fitch Ratings also revised the outlook from negative to stable. The downgrade of PEMEX's credit rating reflects the direct link to the credit rating of the sovereign United Mexican States, in accordance with Fitch Rating´s methodology.

On April 17, 2020, Moody´s downgraded PEMEX's credit ratings from Baa3 to Ba2, maintaining a negative credit outlook, citing PEMEX's higher liquidity and business risk. This ratings action followed a similar ratings action taken by Moody's in relation to the United Mexican States.

According to Fitch and Moody's credit rating scales, the BB- and Ba2 ratings, respectively are considered non-investment grade. Therefore, PEMEX's debt instruments are considered speculative, pursuant to these credit rating scales.

On April 21, 2020, Moody´s downgraded PEMEX's senior unsecured credit ratings of its outstanding notes, as well as credit ratings based on Petróleos Mexicanos' guarantee to A2.mx/Ba2 from Aa3.mx/Baa3. Moody's also downgraded Petróleos Mexicanos´ short-term local scale rating to MX-2 from MX-1. This rating action followed a similar ratings action taken by Moody's Investors Services of withdrawing Petróleos Mexicanos investor rating from Baa3 and assigning it a corporate family rating of Ba2 and maintaining negative credit outlook.

The rapid and growing spread of the Covid-19 virus, combined with the impairment of world economic outlook, the drop in crude oil prices and the decrease in asset prices is creating a severe and extensive credit crisis in several sectors, regions and markets. The effect on credit is without any precedent. The oil and gas sector has been one of the most affected sectors, due to its sensitivity to demand and consumers´ confidence.

These downgrades in PEMEX's ratings could hinder or make PEMEX's access to financial markets more difficult.

G. Recent financing activities

- On January 21, 2020 Petróleos Mexicanos increased its Medium-Term Notes Program from U.S. $102,000,000 to U.S. $112,000,000.

- On January 21, 2020, Petróleos Mexicanos made a financing activity and a refinancing of its debt in three tranches:

    - issued U.S. $5,000,000 of debt securities under its U.S. $112,000,000 Medium-Term Notes Program, Series C, in two tranches:
        i. (1) U.S. $2,500,000 5.950% Notes due 2031,
        ii. (2) U.S. $2,500,000 6.950% Notes due 2060.

    - repurchased a total of U.S. $61,922 notes due 2020.

All debt securities under this program are jointly and severally guaranteed by Pemex Exploration and Production, Pemex Industrial Transformation and Pemex Logistics and their respective successors and assignees.

Between January 1 to April 17, 2020, PMI HHS obtained U.S. $7,294,000 and repaid U.S. $8,569,000 in financing from its revolving credit lines. As of January 1, 2020, the outstanding amount was U.S. $1,556,000. As of April 17, 2020, the outstanding amount under these revolving credit lines was U.S. $281,000.

H. Government contributions to PEMEX

The Federal Budget for 2020, considers an equity contribution for Ps. 46,256,000 that the Mexican Government would make to PEMEX through the Ministry of Energy.

Between January 1, and April 27, 2020, PEMEX received a payment of Ps. 16,063,000, corresponding to this contribution.

On April 2, 2020, Petróleos Mexicanos received in advance the payment of the promissory Note No. 4, which was issued by the Mexican Government and matured on March 31, 2020 in the amount of Ps. 4,983,670.

I. Exchange rates and crude oil prices

As of April 27, 2020, the Mexican peso-U.S. dollar exchange rate was Ps. 24.6230 per U.S. dollar, which represents a 30.7% depreciation of the value of the peso in U.S. dollar terms as compared to the exchange rate as of December 31, 2019, which was Ps. 18.8452 per U.S. dollar.

As of April 27, 2020, the weighted average price of the crude oil exported by PEMEX was U.S. $6.55 per barrel. This represents a price decrease of approximately 88.6% as compared to the average price as of December 31, 2019, which was U.S. $57.68 per barrel.

Disclosure of expenses [text block]

NOTE 23. COST AND EXPENSES BY NATURE

Cost and expenses by nature for each of the years ended December 31, 2019, 2018 and 2017, was as follows:

	2019	2018	2017
Purchases	Ps. 600,657,759	Ps. 756,867,203	Ps. 581,355,161
Depreciation of wells, pipelines, properties, plant and equipment, depreciation of rights of use and amortization of intangible assets	145,159,657	153,382,040	156,704,513
Net periodic cost of employee benefits	116,176,949	114,621,614	108,073,075
Personnel services	101,252,318	104,284,007	94,470,130
Unsuccessful wells	76,279,192	15,443,086	6,164,624
Exploration and Extraction Hydrocarbons Duty and taxes	67,106,181	88,145,519	63,900,374
Maintenance	65,640,388	48,562,536	48,011,036
Raw materials and spare parts	22,729,422	16,850,075	19,165,103
Auxiliary services with third-parties	19,492,638	23,675,019	21,924,327
Exploration expenses	12,764,473	13,048,078	6,562,463
Other operation taxes and duties	10,942,558	12,248,474	9,900,726
Other operating costs and expenses	12,711,674	16,672,534	1,755,170
Integrated Contracts	9,947,983	8,015,606	15,378,544
Insurance	5,821,020	5,647,101	4,948,610
Losses from fuels subtraction (1)	4,644,846	39,439,107	22,945,447
Freight	3,197,421	3,525,843	10,317,132
Inventory variations	1,063,678	(62,237,591)	(25,542,431)
Total cost of sales and general expenses	**Ps. 1,275,588,157**	**Ps. 1,358,190,251**	**Ps. 1,146,034,004**

(1) In accordance with Resolution RES / 179/2017, issued by the ERC, losses from fuels subtraction are losses outside the scope of the contemplated operating costs as a result of various illicit actions, including the theft of and illicit market in fuels.

Pemex Logistics is responsible for distributing hydrocarbons through the pipelines, preserving their quality and delivering them from the point of reception to the user at the point of destination. Pemex Logistics determines the volume of missing hydrocarbons through monthly calculations.

Disclosure of financial instruments [text block]

NOTE 8. FINANCIAL INSTRUMENTS

A. Accounting classifications and fair values of financial instruments

The following tables present information about PEMEX's carrying amounts and fair values of financial assets and financial liabilities, including their levels in the fair value hierarchy, as of December 31, 2019 and 2018. It does not include fair value information for financial assets and financial liabilities not measured at fair value if the carrying amount is a reasonable approximation of fair value.

Further, for the current year, the fair value of disclosure of lease liabilities is also not required.

	Carrying amount						Fair value hierarchy			
As of December 31, 2019	FVTPL	FVOCI – debt instruments	FVOCI – equity instruments	Financial assets at amortized cost	Other financial liabilities	Total carrying amount	Level 1	Level 2	Level 3	Total
Financial assets measured at fair value										
Derivative financial instruments	Ps. 11,496,330	-	-	-	-	11,496,330	-	11,496,330	-	11,496,330
Equity instruments (1)	-	-	346,563	-	-	346,563	-	346,563	-	346,563
Total	Ps. 11,496,330	-	346,563	-	-	11,842,893				
Financial assets not measured at fair value										
Cash and cash equivalents	Ps.	-	-	60,621,631	-	60,621,631	-	-	-	-
Customers, net	-	-	-	89,263,870	-	89,263,870	-	-	-	-
Employees and officers	-	-	-	3,667,242	-	3,667,242	-	-	-	-
Sundry debtors	-	-	-	27,748,849	-	27,748,849	-	-	-	-
Investments in joint ventures, associates and other	-	-	-	14,874,579	-	14,874,579	-	-	-	-
Long-term notes receivable	-	-	-	127,475,276	-	127,475,276	-	-	-	-
Other assets	-	-	-	3,451,096	-	3,451,096	-	-	-	-
Total	**Ps. -**	-	-	327,102,543	-	327,102,543				
Financial liabilities measured at fair value										
Derivative financial instruments	Ps. (16,650,171)	-	-	-	-	(16,650,171)	-	(16,650,171)	-	(16,650,171)
Total	Ps. (16,650,171)	-	-	-	-	(16,650,171)				
Financial liabilities not measured at fair value										
Suppliers	Ps.	-	-	-	(208,034,407)	(208,034,407)	-	-	-	-
Accounts and accrued expenses payable	-	-	-	-	(26,055,151)	(26,055,151)	-	-	-	-
Leases	-	-	-	-	(68,148,627)	(68,148,627)	-	-	-	-
Debt	-	-	-	-	(1,983,174,088)	(1,983,174,088)	-	(2,035,079,540)	-	(2,035,079,540)
Total	**Ps.** -	-	-	-	(2,285,412,273)	(2,285,412,273)	-			

(1) Related to our participation in TAG Pipeline Sur, S. de R.L. de C.V.

As of December 31, 2018	Carrying amount: FVTPL	FVOCI – debt instruments	FVOCI – equity instruments	Financial assets at amortized cost	Other financial liabilities	Total carrying amount	Fair value hierarchy: Level 1	Level 2	Level 3	Total
Financial assets measured at fair value										
Derivative financial instruments	Ps. 22,382,277	-	-	-	-	Ps. 22,382,277	-	22,382,277	-	22,382,277
Equity instruments	-	-	245,440	-	-	245,440	-	245,440	-	245,440
Total	**Ps. 22,382,277**	**-**	**245,440**	**-**	**-**	**Ps. 22,627,717**				
Financial assets not measured at fair value										
Cash and cash equivalents	Ps. -	-	-	81,912,409	-	Ps. 81,912,409	-	-	-	-
Customers, net	-	-	-	87,740,515	-	87,740,515	-	-	-	-
Sundry debtors	-	-	-	26,323,568	-	26,323,568				
Employees and officers	-	-	-	6,333,216	-	6,333,216				
Investments in joint ventures, associates and other	-	-	-	16,841,545	-	16,841,545	-	-	-	-
Long-term notes receivable	-	-	-	157,982,449	-	157,982,449	-	-	-	-
Total	**Ps. -**	**-**	**-**	**377,133,702**	**-**	**Ps. 377,133,702**				
Financial liabilities measured at fair value										
Derivative financial instruments	Ps. (15,895,245)	-	-	-	-	Ps. (15,895,245)	-	(15,895,245)	-	(15,895,245)
Total	**Ps.(15,895,245)**	**-**	**-**	**-**	**-**	**Ps. (15,895,245)**				
Financial liabilities not measured at fair value										
Suppliers	Ps. -	-	-	-	(149,842,712)	Ps. (149,842,712)	-	-	-	-
Accounts and accrued expenses payable	-	-	-	-	(24,917,669)	(24,917,669)	-	-	-	-
Debt	-	-	-	-	(2,082,286,116)	(2,082,286,116)	-	(1,913,377,218)	-	(1,913,377,218)
Total	**Ps. -**	**-**	**-**	**-**	**(2,257,046,497)**	**Ps. 2,257,046,497)**				

Debt is valued and registered at amortized cost and the fair value of debt is estimated using quotes from major market sources which are then adjusted internally using standard market pricing models. As a result of relevant assumptions, the estimated fair value does not necessarily represent the actual terms at which existing transactions could be liquidated or unwound.

As of December 31, 2019 and 2018, PEMEX had monetary assets and liabilities denominated in foreign currency as indicated below:

As of December 31, 2019						
Foreign currency						
	Asset	Liability	Net Asset (Liability)	Exchange rate		Equivalent in Mexican Pesos
U.S. dollar	11,817,320	76,053,967	(64,236,647)	18.8452	$	(1,210,552,454)
Euro	1,974	27,932,908	(27,930,934)	21.1537		(590,842,588)
Pounds sterling	29	1,575,918	(1,575,889)	24.9586		(39,331,978)
Japanese yen	-	221,975,145	(221,975,145)	0.1734		(38,490,490)
Swiss francs	-	1,666,864	(1,666,864)	19.4596		(32,436,504)
		Total				**Ps.(1,911,654,014)**

As of December 31, 2018					
Foreign currency					
	Asset	Liability	Net Asset (Liability)	Exchange rate	Equivalent in Mexican Pesos
U.S. dollar	8,458,532	80,583,838	(72,125,306)	19.6829	(1,419,635,185)
Euro	14,459	15,714,542	(15,700,083)	22.5054	(353,336,648)
Pounds sterling	-	816,469	(816,469)	25.0878	(20,483,411)
Japanese yen	-	467,077,295	(467,077,295)	0.1793	(83,746,959)
Swiss francs	-	2,843,298	(2,843,298)	19.9762	(56,798,290)
		Total			**Ps. (1,934,000,493)**

The information related to "Cash and cash equivalents", "Accounts receivable", "Investment in joint ventures and associates", "Long-term notes receivable and other assets", "Debt", "Leases" and "Derivative Financial Instruments" is described in the following notes, respectively:

- Note 9, Cash and cash equivalents.
- Note 10, Customers and other accounts receivable.
- Note 12, Investment in joint ventures and associates.
- Note 15, Long-term notes receivable and other assets.
- Note 16, Debt.
- Note 17, Leases.
- Note 8, Derivative financial instruments.

B. Fair value hierarchy

PEMEX values the fair value of its financial instruments under standard methodologies commonly applied in the financial markets. PEMEX's related assumptions and inputs therefore fall under the three Levels of the fair value hierarchy for market participant assumptions, as described below.

The fair values determined by Level 1 inputs utilize quoted prices in active markets for identical assets or liabilities. Fair values determined by Level 2 inputs are based on quoted prices for similar assets or liabilities in active markets, and inputs other than quoted prices that are observed for assets or liabilities. Level 3 inputs are unobservable inputs for the assets or liabilities, and include situations where there is little, if any, market activity for the assets or liabilities.

Management uses appropriate valuation techniques based on the available inputs to measure the fair values of PEMEX's applicable financial assets and liabilities.

When available, PEMEX measures fair value using Level 1 inputs, because they generally provide the most reliable evidence of fair value.

Disclosure of income tax [text block]

NOTE 21. INCOME TAXES AND DUTIES

The *Ley de Ingresos sobre Hidrocarburos* ("Hydrocarbons Revenue Law") was published in the Official Gazette of the Federation on August 11, 2014, and came into effect, on January 1, 2015. The Hydrocarbons Revenue Law sets forth the fiscal regime for Petróleos Mexicanos applicable to the assignments and the contracts that were established on such date. Likewise, every year the Federal Revenue Law is published in the Official Gazette of the Federation and includes specific regulations for Petróleos Mexicanos and the Subsidiary Entities.

Tax regime applicable to Assignments

The tax regime applicable to the exploration and production for the assignments granted to PEMEX by the Mexican Government includes the following taxes and duties:

a. Derecho por la Utilidad Compartida "DUC" (Profit-sharing Duty).

As of January 1, 2015, Pemex Exploration and Production is obligated to pay a Profit-sharing Duty.

As of January 1, 2019 and 2018, the applicable rate of this duty was 65.00% and 66.25% respectively. The computation of this duty is based on the excess of the value of hydrocarbons produced during the fiscal year (including self-consumption, shrinkage and burning), minus certain permitted deductions by the Hydrocarbons Revenue Law, including part of the investments and some costs, expenses and duties. Pursuant to the Hydrocarbons Revenue Law, this duty has been decreased on an annual basis. As of January 1, 2020, this duty was set at 58.00%.

During 2019, this duty was Ps. 343,242,476 from annual payments presented on March 10, 2020 paid as follows: Ps. 347,515,447, in monthly installment payments, resulting in a favorable balance of Ps. 4,272,971, presented in accounts receivable, net line item in the statement of financial position.

During 2018, this duty totaled Ps. 443,294,170 from annual payments presented on March 25, 2019 paid as follows: Ps. 443,785,240, in monthly installment payments and a favorable balance amounting to Ps. 491,070, presented in accounts receivable, net line item in the statement of financial position.

The accounting result differs from the tax result mainly due to differences in depreciation, non-deductible expenses and others. Such differences generate a deferred DUC.

Total DUC and other as of December 31, 2019, 2018 and 2017 are integrated as follows:

	2019	2018	2017
DUC	Ps. 343,242,476	Ps. 443,294,170	Ps. 372,902,629
DUC from prior years	(39)	14,883	2,095,429
Other	-	446,464	260,775
Deferred DUC expense (benefit)	29,570,063	26,178,078	(37,214,624)
Total DUC and other	**Ps. 372,812,500**	**Ps. 469,933,595**	**Ps. 338,044,209**

The principal factors generating the deferred DUC are the following:

	2019	2018
Deferred DUC asset:		
Tax credits	Ps. 546,317,620	Ps. 577,278,473
Deferred Profit-sharing duty liability:		
Wells, pipelines, properties, plant and equipment	(151,479,977)	(288,913,978)
Deferred DUC asset net	394,837,643	288,364,495
Unrecognized Deferred DUC	(385,719,590)	(249,676,378)
Net, deferred DUC asset	**Ps. 9,118,054**	**Ps. 38,688,117**

Deferred income taxes not recognized

The expected expense for DUC is different from that which would result from applying the 65.00% rate to the tax base, as a result of the items mentioned below:

		2019		2018		2017
Expected expense:	Ps.	43,432,712	Ps.	307,269,035	Ps.	127,436,912
Increase (decrease) resulting from:						
Expected benefit contract		(4,948,542)		(5,797,144)		-
Duties from prior year		(26)		9,860		-
Non-cumulative profit[1]		(1,130,442,995)		(593,158,584)		(514,780,219)
Non-deductible expenses[1]		1,091,958,851		291,676,831		387,343,306
Production value		495,394,906		610,206,103		518,433,469
Deductible duties		(39,891,325)		(55,005,397)		(39,503,110)
Deferred DUC reserve		-		-		(48,689,612)
Deferred DUC expense		29,570,063		26,178,078		-
Deductions cap		(112,261,105)		(111,906,534)		(94,552,741)
DUC from prior years		(39)		14,883		2,095,429
Other		-		446,464		260,775
DUC-Profit-sharing duty expense	**Ps.**	**372,812,500**	**Ps.**	**469,933,595**	**Ps.**	**338,044,209**

[1]For 2019, fluctuations changes are included which have no effect on the determination of the DUC.

On August 18, 2017, the Official Gazette of the Federation published a decree, granting tax benefits for extraction activities in assignments with mature and / or marginal fields, substantially increasing the percentage of costs, expenses and investments that PEMEX could deduct for purposes of calculating the DUC. As a result, PEMEX received a tax benefit of Ps. 8,677,891, Ps. 11,110,177 and Ps. 7,769,915, as of December 31, 2019, 2018 and 2017, respectively.

On May 24, 2019, the Official Gazette of the Federation published a decree, granting tax benefits through the application of higher deduction limits on concepts such as costs, expenses and investments stated in the Hydrocarbons Revenue Law on the DUC assessment in assignments other than those applied in the previous paragraph. As a result, PEMEX received a tax benefit of Ps. 17,110,177 as of December 31, 2019.

b. Derecho de Extracción de Hidrocarburos (Hydrocarbons Extraction Duty).

This duty is to be calculated using a rate based on a formula applicable to each type of hydrocarbon, the volume of production and utilizing the relevant market price for hydrocarbons in U.S. Dollars.

During 2019 Pemex Exploration and Production made payments of Ps. 61,371,269, which are included in the cost of sales line item.

c. Derecho de Exploración de Hidrocarburos (Exploration Hydrocarbons Duty).

Pemex Exploration and Production as "assignee" must make monthly payments for this duty, which rates for 2019 were 1,355.82 pesos per square kilometer of non-producing areas. After 60 months, this tax increases to 3,242.17 pesos per square kilometer for each additional month that the area is not producing. These amounts will be updated on an annual basis in accordance with the national consumer price index.

During 2019, Pemex Exploration and Production made payments under this duty, totaling Ps. 1,049,713, which are included in the cost of sales line item.

d. Impuesto por la actividad de Exploración y Extracción de Hidrocarburos (Exploration and Extraction Hydrocarbons Duty).

The assignments granted by the Mexican Government create a tax on the exploration and extraction activities carried out in the corresponding area. The monthly tax paid during the exploration phase and until the extraction phase begins is 1,768.45 pesos per square kilometer. During the extraction phase, the monthly tax from the start of the extraction phase and until the assignment ends is 7,073.83 pesos per square kilometer. During 2019 payments for this tax amounted Ps. 4,421,537, which are included in the cost of sales line item.

Tax Regime applicable to contracts:

As of January 1, 2015, the tax regime applicable to Pemex Exploration and Production for contracts is set forth in the Hydrocarbons Revenue Law which regulates, among other things, the fiscal terms applicable to the exploration and extraction contracts (license, profit sharing contracts, production sharing and services) and sets duties and other taxes paid to the Mexican Government.

The Hydrocarbons Revenue Law also establishes the following duties applicable to PEMEX in connection with assignments granted to it by the Mexican Government:

- ***Cuota Contractual para la Fase Exploratoria (Exploration Phase Contractual Fee)***

During the exploration phase of an exploration and extraction contract, the Mexican Government is entitled to collect a monthly payment of 1,355.82 pesos per square kilometer of non-producing areas. After 60 months, this fee increases to 3,242.17 pesos per square kilometer for each additional month that the area is not producing. The fee amount will be updated on an annual basis in accordance with the national consumer price index.

- ***Regalías (Royalties)***

Royalty payments to the Mexican Government are determined based on the "contractual value" of the relevant hydrocarbons, which is based on a variety of factors, including the type of underlying hydrocarbons (e.g., crude oil, associated natural gas, non-associated natural gas or condensates), the volume of production and the market price. Royalties are payable in connection with licensing contracts, production-sharing contracts and profit-sharing contracts.

- ***Pago del Valor Contractual (Contractual Value Payment)***

Licensing contracts require a payment to the Mexican Government calculated as a percentage of the "contractual value" of the hydrocarbons produced, as determined by the SHCP on a contract-by-contract basis.

- ***Porcentaje a la Utilidad Operativa (Operating Profit Payment)***

Production-sharing contracts and profit-sharing contracts require a payment equivalent to a specified percentage of operating profits. In the case of production-sharing contracts, this payment shall be made in-kind through delivery of the hydrocarbons produced. In the case of profit-sharing contracts, this payment shall be made in cash.

- ***Bono a la Firma (Signing Bonus)***

Upon execution of a licensing contract, a signing bonus is to be paid to the Mexican Government in an amount specified by the SHCP in the relevant bidding terms and conditions or in the contracts resulting from a migration.

- ***Impuesto por la actividad de Exploración y Extracción de Hidrocarburos (Hydrocarbons Exploration and Extraction Activities Tax)***

Contracts for exploration and extraction granted by the Mexican Government will include a specified tax on the exploration and extraction activities carried out in the relevant area. A monthly tax of 1,768.45 pesos per square kilometer is payable during the exploration phase until the extraction phase begins. During the extraction phase of a project, a monthly tax 7,073.83 pesos per square kilometer is payable from the starting date until the relevant contract for exploration and extraction is terminated.

Other applicable taxes

The Subsidiary Entities are subject to the Income Tax Law and the Value Added Tax Law. Pemex Industrial Transformation is also subject to the Special Tax on Production and Services (IEPS Tax).

2019 indirect taxes are as listed below:

a. IEPS Tax

IEPS Tax on the sale of automotive fuels: This is a tax imposed on domestic sales of automotive fuels, including gasoline and diesel, which Pemex Industrial Transformation collects on behalf of the Mexican Government. The applicable quotas for 2018 were: 4.81 pesos per liter of Magna gasoline; 4.06 pesos per liter of Premium gasoline and 5.28 pesos per liter of diesel. This fee is updated annually according to inflation and adjusted monthly by the tax authorities.

IEPS Tax to benefit Mexican states and municipalities: This tax is a quota on domestic sales of automotive fuels, including gasoline and diesel, which Pemex Industrial Transformation collects on behalf of the Mexican Government. The applicable quotas for 2019 were 42.43 cents per liter of Magna gasoline, 51.77 cents per liter of premium gasoline and 35.21 cents per liter of diesel. This rate is updated annually with inflation. The funds raised by this quota are allocated to the states and municipalities as provided in the Tax Coordination Law.

IEPS Tax on Fossil Fuels: This tax is a quota on the internal sales of fossil fuels, which Pemex Industrial Transformation collects on behalf of the Mexican Government. The applicable quotas for 2019 were 7.26 cents per liter for propane, 9.40 cents per liter for butane, 12.74 cents per liter for jet and other fuel, 15.22 cents per liter for turbosine and other kerosene, 15.46 cents per liter for diesel, 16.50 cents per liter for fuel oil and Ps. 19.15 per ton for petroleum coke. This rate is updated annually according to inflation.

***b. Value Added Tax* ("VAT")**

For VAT purposes, final monthly payments are determined based on PEMEX's cash flow, in accordance with the provisions of the Value Added Tax Law, applicable to payers of this tax. The general rate to be applied is 16%. Certain activities with incentives will have the rate of 0%.

Beginning on January 1, 2019, a new Decree of fiscal incentives applies to the northern border region, which consists of a credit equivalent to 50% of the general rate, applicable directly at the time of the sale or service. This incentive is applicable in 6 states in the northern border region and includes 43 municipalities in those states.

Petróleos Mexicanos and its Subsidiary Entities apply this tax benefit for the operations they carry out within the municipalities of the States included in the Decree.

The VAT is caused by the sales of goods, rendering of services, granting of the temporary use of goods in the national territory and by the importation of goods and services to the national territory. VAT taxpayers transfer VAT to their customers and are entitled to credit the VAT paid to their suppliers and on their imports. The net balance between VAT transferred to customers and paid to suppliers and on imports results each month in the VAT to be paid to the tax authorities or in an amount in favor of the taxpayer. The taxpayer has the right to credit VAT in favor against VAT payable in future months, to request a refund or to offset it against other payable federal taxes.

Taxes on Income are described below:

c. Income Tax

As of January 1, 2015, Petróleos Mexicanos, Subsidiary Entities and the subsidiary companies residing in Mexico for tax purposes are subject to the Income Tax Law.

This tax is calculated by applying a rate of 30% to the tax result. Tax result is the excess of total revenues over the allowed deductions and tax losses from previous years.

Accounting income differs from taxable income primarily due to the effects of inflation and differences between depreciation and other non-deductible expenses.

For the years ended December 31, 2019, 2018 and 2017, Petróleos Mexicanos and its Subsidiary Companies incurred the following income tax expense (benefit):

	2019	2018	2017
Current income tax	Ps. 4,247,998	Ps. 3,109,971	Ps. 3,546,912
Deferred income tax	(33,237,010)	(11,465,343)	(9,334,064)
Total	**Ps. (28,989,012)**	**Ps. (8,355,372)**	**Ps. (5,787,152)**
Income tax REFIPRE (Preferent Fiscal Regime) from PMH HBV dividends	Ps. -	Ps. -	Ps. 722,984

As of December 31, 2019 and 2018, the deferred income tax asset net of Pemex Industrial Transformation and Pemex Exploration and Production has not been recognized because it is estimated that not enough taxable income will be generated in future periods.

Income taxes non-recognized

	Tax effect	
	2019	**2018**
Assets		
Provisions	Ps. 181,119,082	Ps. 161,103,132
Properties, plant and equipment	6,736,006	17,825,338
Tax loss carryforwards	588,208,624	489,166,032
Total assets	Ps. 776,063,712	Ps. 668,094,502
Liabilities		
Well, pipelines, properties, plant and equipment	Ps. 127,849,064	Ps. 159,942,782
Other	584,711	1,072,383
Total liabilities	128,433,775	161,015,165
Total assets, net	**Ps. 647,629,937**	**Ps. 507,079,337**

The principal factors generating the deferred income tax are the following:

	2018	**Recognized in profit and loss**	**Recognized in OCI**	**2019**
Deferred income tax asset:				
Provisions	Ps. 8,836,693	Ps. 43,491	Ps. -	Ps. 8,880,184
Employee benefits provision	40,314,749	17,362,550	10,613,057	68,290,356
Advance payments from clients	35,807	269,193		305,000
Accrued liabilities	611,652	1,489,359		2,101,011
Reserve due to depreciation of inventories	982,228	(792,477)		189,751
Non-recoverable accounts receivable	763,924	(54,596)		709,328
Derivative financial instruments	29,674	106,586		136,260
Wells, pipelines, properties and equipment	11,862,776	(3,791,206)		8,071,570
Tax loss carry-forwards[1]	20,659,110	17,768,533		38,427,643
Total deferred income tax asset	84,096,613	32,401,433	10,613,057	127,111,103
Deferred income tax liability:				
Wells, pipelines, properties, plant and equipment	(2,630,597)	1,015,893		(1,614,704)
Other	(1,881,715)	(180,316)		(2,062,031)
Total deferred income tax liability	(4,512,312)	835,577		(3,676,735)
Net long-term deferred income tax asset	**Ps. 79,584,301**	**Ps. 33,237,010**	**Ps. 10,613,057**	**Ps. 123,434,368**

	2017	Recognized in profit and loss	Recognized in OCI	2018
Deferred income tax asset:				
Provisions	Ps. 7,110,665	Ps. 1,726,028	Ps. -	Ps. 8,836,693
Employee benefits provision	47,086,457	2,181,696	(8,953,404)	40,314,749
Advance payments from clients	42,208	(6,401)	-	35,807
Accrued liabilities	744,865	(133,213)	-	611,652
Reserve due to depreciation of inventories	-	982,228	-	982,228
Non-recoverable accounts receivable	739,748	24,176	-	763,924
Derivative financial instruments	79,255	(49,581)	-	29,674
Wells, pipelines, properties and equipment	3,990,113	7,872,663	-	11,862,776
Tax loss carry-forwards[1]	21,532,979	(873,869)	-	20,659,110
Total deferred income tax asset	81,326,290	11,723,727	(8,953,404)	84,096,613
Deferred income tax liability:				
Wells, pipelines, properties, plant and equipment	(3,443,618)	813,021	-	(2,630,597)
Other	(810,310)	(1,071,405)	-	(1,881,715)
Total deferred income tax liability	(4,253,928)	(258,384)	-	(4,512,312)
Net long-term deferred income tax liability	**Ps. 77,072,362**	**Ps. 11,465,343**	**Ps. (8,953,404)**	**Ps. 79,584,301**

(1) Tax loss carryforwards expire in 2029.

Expense attributable to the profit (loss) from continuing operations before income taxes was different from that which would result from applying the 30% rate to profit, as a result of the items listed below:

	For the years ended December 31,		
	2019	2018	2017
Expected income tax expense	Ps. 3,707,023	Ps. (41,316,168)	Ps. (20,055,588)
Increase (decrease) resulting from:			
Tax effect of inflation-net	6,487,844	11,742,346	14,302,118
Difference between accounting and tax depreciation	(5,290,734)	(3,359,548)	(3,713,920)
Unrecognized Deferred tax asset[1]	-	21,885,731	-
Impairment reserve for deferred taxes	(24,189,922)	-	-
Retirement benefits	(10,698,848)	-	-
Non-deductible expenses	4,826,745	1,781,012	1,954,659
Others-net	(3,831,120)	911,255	1,725,579
Income tax benefit	**Ps. (28,989,012)**	**Ps. (8,355,372)**	**Ps. (5,787,152)**

(1) Due to the fact that the circumstances to evaluate the recovery of the tax benefit from pending tax losses to be amortized in Pemex Logistics improved in 2019, a deferred asset was recognized.

As of December 31, 2019 and 2018, the net accumulated effect of actuarial gains and losses on deferred tax was Ps. 19,347,685 and Ps. 8,734,628, respectively. In addition, as of December 31, 2019 and 2018, the deferred tax effect of actuarial gains and losses is presented in comprehensive (loss) income in the amounts of Ps.10,613,057 and Ps. (8,953,404), respectively.

Disclosure of intangible assets [text block]

NOTE 14. INTANGIBLE ASSETS, NET

At December 31, 2019 and 2018, intangible assets, net are mainly wells unassigned to a reserve and other components of intangible assets, which amounted to Ps.14,584,524 and Ps.13,720,540, respectively as follows:

A. Wells unassigned to a reserve

	2019	2018
Wells unassigned to a reserve:		
Balance at the beginning of period	Ps. 9,779,239	Ps. 9,088,563
Additions to construction in progress	17,028,974	20,352,351
Transfers against expenses	(7,990,877)	(12,934,906)
Transfers against fixed assets	(5,986,055)	(6,726,769)
Balance at the end of period	**Ps. 12,831,281**	**Ps. 9,779,239**

In addition, as of December 31, 2019 and 2018, PEMEX recognized expenses related to unsuccessful wells of Ps. 79,595,185 and Ps. 13,271,868, respectively, directly in its statement of comprehensive income.

B. Other intangible assets

As of December 31, 2019	**Licenses**	**Exploration expenses, evaluation of assets and concessions**	**Total**
Cost			
Balance at the beginning of the year	4,391,069	2,255,551	Ps. 6,646,620
Additions	201,853	28,850	230,703
Effects of foreign exchange	(13,436)	(96,724)	(110,160)
	4,579,486	2,187,677	6,767,163
Amortization accumulated			
Balance at the beginning of the year	(3,871,442)	(743,865)	Ps. (4,615,307)
Amortization	(386,414)	(70,617)	(457,031)
Effects of foreign exchange	25,553	32,865	58,418
	(4,232,303)	(781,617)	(5,013,920)
Balance at the end of the year	**347,183**	**1,406,060**	**Ps. 1,753,243**
Useful lives	1 to 3 years	Up to 36 years	

As of December 31, 2019, the rights of way were recognized as right of use, due to the adoption of IFRS 16.

As of December 31, 2018	**Rights of way**	**Licenses**	**Exploration expenses, evaluation of assets and concessions**	**Total**
Cost				
Balance at the beginning of the year	Ps. 2,311,743	3,586,553	1,940,583	Ps. 7,838,879
Additions	40,323	638,479	325,471	1,004,273
Effects of foreign exchange	-	(10,397)	(10,503)	(20,900)
	2,352,066	4,214,635	2,255,551	8,822,252
Amortization accumulated				
Balance at the beginning of the year	Ps. (179,312)	(1,401,443)	(668,047)	Ps. (2,248,802)
Amortization	(86,332)	(2,480,760)	(76,234)	(2,643,326)
Effects of foreign exchange	-	10,761	416	11,177
	(265,644)	(3,871,442)	(743,865)	(4,880,951)
Balance at the end of the year	**Ps. 2,086,422**	**343,193**	**1,511,686**	**Ps. 3,941,301**
Useful lives	23 years	1 to 3 years	Up to 36 years	

Amortization of rights of way (until 2018), exploration expenses, evaluation of assets and concessions are recognized in cost of sales. Amortization of licenses is recognized in administrative expenses.

Disclosure of inventories [text block]

NOTE 11. INVENTORIES

As of December 31, 2019 and 2018, inventories were as follows:

		2019		2018
Refined and petrochemicals products	Ps.	41,211,837	Ps.	43,134,519
Products in transit		22,719,635		16,260,213
Crude oil		14,087,218		16,708,606
Materials and products in stock		4,381,628		5,292,796
Materials in transit		127,594		490,403
Gas and condensate products		144,284		136,031
	Ps.	**82,672,196**	**Ps.**	**82,022,568**

Disclosure of issued capital [text block]

NOTE 22. EQUITY (DEFICIT)

a. Certificates of Contribution "A"

The capitalization agreement between Petróleos Mexicanos and the Mexican Government states that the Certificates of Contribution "A" constitute permanent capital.

On August 3, 2016, the Mexican Government issued Ps. 184,230,586 in exchange for a Ps. 50,000,000 non-negotiable promissory note in favor of Petróleos Mexicanos on December 24, 2015, for the assumption by the Mexican Government of the payment obligations related to pensions and retirement plans of Petróleos Mexicanos and its Subsidiary Entities which was recognized as a Ps. 135,439,612 increase in equity. The Ps. 135,439,612 increase in equity was the result of the Ps. 184,230,586 value of the promissory notes as of June 29, 2016, minus the Ps. 50,000,000 promissory note received by Petróleos Mexicanos on December 24, 2015, plus a Ps. 1,209,026 increase in the value of the promissory notes from June 29, 2016 to August 15, 2016, the date on which Petróleos Mexicanos received the promissory notes (see Note 15-A).

On September 11, 2019, Petróleos Mexicanos received Ps. 122,131,000 in Certificates of Contribution "A" from the Mexican Government to help improve PEMEX's financial position.

PEMEX's Certificates of Contribution "A" are as follows:

		Amount
Certificates of Contribution "A" as of December 31, 2017	**Ps.**	**356,544,447**
Increase in Certificates of Contribution "A" during 2018		-
Certificates of Contribution "A" as of December 31, 2018		**356,544,447**
Increase in Certificates of Contribution "A" during 2019		**122,131,000**
Certificates of Contribution "A" as of December 31, 2019	**Ps.**	**478,675,447**

b. Mexican Government contributions

During 2019 and 2018 there were no Mexican Government contributions apart from Certificates of Contribution "A" as of December 31, 2019.

c. Legal reserve

Under Mexican law, each of the Subsidiary Companies is required to allocate a certain percentage of its net income to a legal reserve fund until the fund reaches an amount equal to a certain percentage of each Subsidiary Company's capital stock.

During 2019 and 2018, there were no changes to the legal reserve.

d. Accumulated other comprehensive income (loss)

As a result of the discount rate analysis related to employee benefits liability, for the period ended December 31, 2019, PEMEX recognized net actuarial losses in other comprehensive income (loss) net of deferred income tax for Ps. 309,334,500, related to retirement and post-employment benefits as a result of a decrease in the discount rates. Furthermore, for the period ended December 31, 2018, PEMEX recognized net actuarial gains in other comprehensive income (loss) net of deferred income tax for Ps.222,545,556, related to retirement and post-employment benefits as a result of an increase in the discount rates.

e. Accumulated deficit from prior years

PEMEX has recorded negative earnings in the past several years. However, the *Ley de Concursos Mercantiles* ("Commercial Bankruptcy Law of Mexico") is not applicable to Petróleos Mexicanos and the Subsidiary Entities. Furthermore, the financing agreements to which PEMEX is a party do not provide for financial covenants that would be breached or events of default that would be triggered as a consequence of negative equity.

f. Uncertainty related to Going concern

The consolidated financial statements have been prepared on a going concern basis.

Facts and conditions

During 2019, 2018 and 2017, PEMEX recognized a net loss of Ps. 347,911,084, Ps. 180,419,837 and Ps. 280,850,619, respectively. In addition, as of December 31, 2019 PEMEX had a negative equity of Ps. 1,997,208,362, mainly due to continuous net losses, and a negative working capital of Ps. 211,651,257 as of December 31, 2019.

PEMEX also has substantial debt, incurred mainly to finance investments needed to carry out its operations. Due to its heavy fiscal burden resulting from the payment of hydrocarbon extraction duties and other taxes, the cash flows derived from PEMEX's operations in recent years have not been sufficient to fund its operations and investment programs. As a result, PEMEX's indebtedness has increased significantly, and its working capital has decreased. Additionally, the recent significant crude oil price drop, which started in March 2020 and the negative economic impact as a result of the current global health crisis caused by the Covid-19 pandemic have negatively impacted PEMEX´s financial performance (see Note 28).

PEMEX´s revenues have decreased both from the decline in crude oil prices and from a decrease in the demand of petroleum products.

In March and April 2020, certain ratings agencies downgraded PEMEX's credit rating. Most recent credit downgrades have been mainly driven by the effects of Covid-19 and the associated reduced economic activity, as well the low crude oil prices and the downgrade of the Mexican Government's sovereign debt rating. These downgrades could have an impact on PEMEX´s access to the financial markets, the cost and terms of PEMEX's new debt and contract renegotiations that PEMEX may carry out during 2020 (see Note 28).

PEMEX has budget autonomy, and, in public finance terms, is subject to the cash flows financial balance goals approved in the Decreto de Presupuesto de Egresos de la Federación ("Federal Expenditure Budget Decree"). This represents the difference between its gross revenues (inflows) and its total budgeted expenditures (outflows) including the financial cost of its debt, which is proposed by the SHCP and approved by the Chamber of Deputies. The Federal Budget for 2020 authorized PEMEX to have a negative financial balance budget of Ps. 62,623,500. This shortfall does not consider payments of principal of PEMEX´s debt due in 2020.

In addition, PEMEX estimates that the drop in crude oil prices, the lower economic activity caused by the Covid-19 pandemic and the volatility of the foreign exchange rates, will increase the negative financial balance for 2020. This additional negative financial balance reflects efforts to mitigate the impact of the adverse conditions through a reduction of PEMEX's capital expenditures for exploration and productions activities by approximately Ps. 40,500,000, its operating expenses by approximately Ps. 5,000,000, and a Ps. 65,000,000 tax benefit granted by the Mexican Government, by offsetting DUC payments up to such amount.

PEMEX has short- term debt principal maturities of Ps. 211,491,554, as of December 31, 2019.

PEMEX is carrying out the following actions, among others, to preserve liquidity:

In order to satisfy its short-term debt obligations, in January 2020 PEMEX issued notes and bonds in the international markets for a total of U.S. $5,000,000 and conducted a liability management program (debt restructuring plan). Additionally, PEMEX has the capacity to refinance its short-term debt maturities through direct and revolving bank credit facilities and loans guaranteed by export credit agencies.

The *Ley de Ingresos de la Federación para el Ejercicio Fiscal de 2020* ("Revenue Law for 2020") also authorized PEMEX a net additional indebtedness up to Ps. 34,875,000, which is considered as public debt by the Mexican Government and may be used to partially cover its negative financial balance. This indebtedness may arise from available credit lines and other financing sources. If necessary, PEMEX has Ps. 177,396,740 (U.S. $7,450,000 and Ps. 37,000,000) in available credit lines in order to provide liquidity, subject to the authorized net indebtedness.

PEMEX is currently working on a strategy for savings from better negotiation of current and future contracts, for obtaining revenues from its crude price oil hedge program of its Mexican crude oil production and alternative financing mechanisms that do not constitute public debt, in order to improve its financial condition.

PEMEX believes it has the capacity to comply with its payments obligations and its operating continuity, however, PEMEX's future cash flows are uncertain, and certain events are outside of its control. Any adverse impact from sustained decrease in crude oil prices below the budgeted average price for 2020 and from the slow-down of the economy would have an adverse impact on PEMEX's results of operation, cash flows and may require it to consider additional actions to address the shortfalls. The combined effect of the above-mentioned events indicates the existence of significant doubt about PEMEX's ability to continue as a going concern.

On July 15, 2019, the Board of Directors of Petróleos Mexicanos approved PEMEX's business plan for 2019 through 2023 (the "2019-2023 Business Plan"). The 2019-2023 Business Plan describes goals such as modernizing the company, improving its competitiveness and guaranteeing its financial viability in the short, medium and long-term.

The 2019-2023 Business Plan describes measures intended to address the main structural problems of the company: its high tax burden, its debt and low investment.

PEMEX continuously monitors and updates its 2019-2023 Business Plan. PEMEX is currently reviewing this plan to assess the impact that the March 2020 drop in crude oil prices and the Covid-19 pandemic will have on the business plan. Even though these events will impact PEMEX's 2020 results of operations and investment activity (see Note 28), PEMEX is committed to the above detailed actions of its 2019-2023 Business Plan.

On the other hand, PEMEX conducted liability management programs (debt restructuring plan) during 2019 and at the beginning of 2020 that improved its debt profile, from U.S. $8,700,000 to U.S. $6,300,000 and improved PEMEX's liquidity for 2020 and future years.

Petróleos Mexicanos and its Subsidiary Entities are not subject to the Ley de Concursos Mercantiles (the Bankruptcy Law) and none of PEMEX's existing financing agreements include any financial covenants that could lead to the demand for immediate payment of its debt due to having negative equity or non-compliance with financial ratios.

PEMEX prepared its consolidated financial statements as of December 31, 2019 and 2018 on a going concern basis. There are certain conditions that have generated important uncertainty and significant doubts concerning the entity's ability to continue operating, including recurring net losses, negative working capital and negative equity. These financial statements do not contain any adjustments that would be required if they were not prepared on a going concern basis.

g. Non-controlling interest

Effective July 1, 2005, PEMEX entered into an option agreement with BNP Private Bank & Trust Cayman Limited; the option was not exercised and was terminated on July 20, 2015. On July 1, 2015, PEMEX also entered into a new option agreement with SML Trustees Limited to acquire 100% of the shares of Pemex Finance, Ltd, which allows PEMEX to have control over Pemex Finance Ltd. because of the potential voting rights.

Until November 30, 2018, the financial results of Pemex Finance, Ltd. were included in the consolidated financial statements of PEMEX. Under IFRS, variations in income and equity from Pemex Finance, Ltd. were presented in the consolidated statements of changes in equity (deficit), net as "non-controlling interest", and as net income and comprehensive income for the year, attributable to non-controlling interest, in the consolidated statements of comprehensive income, due to the fact that PEMEX did not own any of the shares of Pemex Finance, Ltd.

On December 17, 2018, PEMEX exercised its option to purchase all shares of Pemex Finance Ltd., and as of December 31, 2019 and 2018, this company is no longer presented as a "non-controlling interest".

Similarly, because PEMEX does not currently own all of the shares of PMI CIM, HJ BARRERAS and COMESA, variations in income and equity from these entities are also presented in the consolidated statements of changes in equity (deficit) as "non-controlling interest."

As of December 31, 2019 and 2018, non-controlling interest represented losses of Ps. 141,793 and gains of Ps. 477,118, respectively, in PEMEX's equity (deficit).

Disclosure of leases [text block]

NOTE 17. LEASES

PEMEX leases plants, transportation and storage equipment, port facilities, buildings and land. Leases generally run for a period of 1 to 20 years, in some cases with an option to renew the lease after that date. Some lease payments are renegotiated every five years to reflect that the rent payments are market compliant. Some of the leases provide for additional rental payments that are based on changes in local price indexes. For certain leases, PEMEX has restrictions to enter into a sublease agreement.

Plants, transport and storage equipment, port facilities, buildings and land leases were entered into in previous years as service, transportation and building leases. Previously, these leases were classified as operating leases under IAS 17.

PEMEX has rights of use assets for equipment whose contractual terms are from one to three years. These leases are short-term and / or low-value item leases. PEMEX has decided not to recognize the right-of-use assets and lease liabilities for these leases.

Lease information where PEMEX is a lessee is presented as follows:

i. Rights of use assets are as follow:

		Transport and storage equipment	Plants	Drilling equipment[1]	Rights of way	Port facilities	Buildings	Lands	Total
Balance at the beginning of the year	Ps.	40,029,595	24,099,662	6,223,655	1,922,291	371,348	75,771	38,258	**72,760,580**
Depreciation for the year		(5,377,668)	(1,854,894)	(162,153)	(86,343)	(33,949)	(16,015)	(3,029)	**(7,534,050)**
Additions		895,291	3,448,691	-	-	1,286,054	5,456	-	**5,635,492**
Foreign Exchange effects		(43,709)	-	-	-	-	-	-	**(43,709)**
Balance at the end of the year	**Ps.**	**35,503,509**	**25,693,459**	**6,061,502**	**1,835,949**	**1,623,453**	**65,212**	**35,229**	**70,818,313**
Estimated useful life		3 to 10 years	20 years	20 years	23 years	20 years	1 to 5 years	5 years	

[1] Note 13.F.

ii. Leases liabilities are as follows:

		Total
Lease liabilities recognized at January 1, 2019	Ps.	70,651,797
- New leases		5,683,676
- Payments of principal and interests from leases		(10,709,421)
- Accrued interest		4,800,153
- Foreign exchange		(2,277,578)
Lease liabilities at December 31, 2019	Ps.	68,148,627

The obligation recognized as of December 31, 2019, amounted to Ps. 68,148,627, of which Ps. 5,847,085 was recognized in current liabilities and Ps. 62,301,542 in non-current liabilities.

iii. Amounts recognized in the statement of comprehensive Income

		2019 Total
Depreciation of rights of use	Ps.	7,429,274
Interests from financial lease liabilities		5,360,072
Expenses related to short-term leases		58,701

2018 Operating leases under IAS 17		Total
Lease expenses	Ps.	7,780,691

iv. 2018 Capital Leases

As of December 31, 2018, assets acquired through these capital leases were as follows:

		2018
Investment in drilling equipment	Ps.	7,963,262
Less accumulated depreciation		(886,946)
	Ps.	7,076,316

The liabilities relating to the assets listed above are payable in the years following December 31, 2018 as presented below:

Year	Pesos	U.S. dollars
2019	Ps. 1,255,105	U.S. $ 63,766
2020	1,186,253	60,268
2021	1,186,253	60,268
2022	1,186,253	60,268
2023	1,186,253	60,268
2024 and thereafter	892,218	45,330
	6,892,335	350,168
Less: short-term unaccrued interest	251,768	12,791
Less: long-term unaccrued interest	587,287	29,837
Total capital leases	6,053,280	307,540
Less: current portion of leases (excluding interest)	934,546	47,480
Total long-term capital leases	Ps. 5,118,734	U.S. $ 260,060

The interest expense from capital leases for the year ended December 31, 2018, was Ps. 301,449.

Due to the adoption of IFRS 16, as of January 1, 2019, PEMEX recognizes the capital lease as rights of use and lease liability.

Disclosure of other assets [text block]

NOTE 15. LONG-TERM NOTES RECEIVABLE AND OTHER ASSETS

A. Long-term notes receivable

As of December 31, 2019 and 2018, the balance of long-term notes receivable was as follows:

	2019	2018
Promissory notes issued by the Mexican Government	Ps. 121,624,852	Ps. 118,827,894
Other long-term notes receivable [1]	940,454	1,000,704
Total long-term notes receivable	**Ps. 122,565,306**	**Ps. 119,828,598**

[1] Mainly collection rights related to Value Added Tax from the non-recourse factoring contract between Pemex Logistics and Banco Mercantil del Norte, S.A.

Promissory notes issued by the Mexican Government

	2019	2018
Total promissory notes issued by the Mexican Government	Ps.126,534,822	Ps 156,981,745
Less: current portion of notes receivable issued by the Mexican Government, net of expected credit losses [2]	4,909,970	38,153,851
Long-term promissory notes	**Ps.121,624,852**	**Ps. 118,827,894**

[2] The amount reflects the principal and interest from promissory note 4 in 2019 and promissory notes 3 and 21 to 26A in 2018 ,as well as promissory notes matured on March 31, 2020 and 2019, respectively.

On December 24, 2015, the SHCP published in the Official Gazette of the Federation the *Disposiciones de carácter general relativas a la asunción por parte del Gobierno Federal de obligaciones de pago de pensiones y jubilaciones a cargo de Petróleos Mexicanos y sus empresas productivas subsidiarias* (General provisions regarding the assumption by the Mexican Government of the payment obligations related to pensions and retirement plans of Petróleos Mexicanos and its productive state-owned subsidiaries). These regulations stated the terms, conditions, financing mechanisms and payment arrangements pursuant to which the SHCP would assume a portion of the payment obligations related to PEMEX's pensions and retirement plans. An independent expert reviewed the calculation, the methodology used, the maturity profile and all of the information provided by PEMEX.

In accordance with these provisions and prior to the completion of the independent expert's review described above, on December 24, 2015, the Mexican Government issued in advance payment, through the SHCP, a Ps. 50,000,000 non-negotiable promissory note due December 31, 2050 payable to Petróleos Mexicanos. The promissory note, which accrued interest at a rate of 6.93% per year, was recognized as a long-term note receivable in non-current assets once the independent expert named by SHCP concluded its review.

On August 5, 2016, Petróleos Mexicanos received promissory notes issued by the Mexican Government at a discount value of Ps. 184,230,586 as of June 29, 2016, as part of the Mexican Government's assumption of a portion of the payment liabilities related to Petróleos Mexicanos and Subsidiary Entities' pensions and retirement plans, which notes were delivered in exchange for the Ps. 50,000,000 promissory notes issued to Petróleos Mexicanos on December 24, 2015. On August 15, 2016, Petróleos Mexicanos exchanged Ps. 47,000,000 of these promissory notes for short-term floating rate Mexican Government debt securities, known as *Bonos de Desarrollo del Gobierno Federal* (Development Bonds of the Mexican Government or "BONDES D"). Petróleos Mexicanos then sold the BONDES D to Mexican development banks at market prices.

Petróleos Mexicanos recognized a Ps. 135,439,612 increase in equity as a result of the Ps. 184,230,586 of the promissory notes as of June 29, 2016, minus the Ps. 50,000,000 promissory note received by Petróleos Mexicanos on December 24, 2015, plus a Ps. 1,209,026 increase in the value of the promissory notes from June 29, 2016 to August 15, 2016, the date on which PEMEX received the promissory notes.

As of December 31, 2019 and 2018, these promissory notes amounted to Ps. 126,534,822 and Ps. 156,981,745, respectively. PEMEX intends to hold them to maturity. These promissory notes will be converted into cash with annual maturity dates ranging from 2020 to 2036 and yielding rates ranging from 5.39% to 7.00%, as follows:

As of December 31, 2019

Number of Promissory Notes	Maturity	Yield Rate Range		Principal Amount
1	2020	5.39%	Ps.	4,909,970[1]
1	2021	5.57%		5,846,979
1	2022	5.74%		6,500,329
1	2023	5.88%		7,112,804
1	2024	5.99%		7,534,758
5	2025 to 2029	6.06% to 6.62%		40,018,603
5	2030 to 2034	6.70% to 6.90%		39,692,547
2	2035 to 2036	6.95% to 7.00%		14,918,832
	Total promissory notes		Ps.	126,534,822
	Less: current portion			4,909,970
	Long-term notes receivable		**Ps.**	**121,624,852**

[1]The amount of the promissory note is Ps. 4,917,970, less an impairment of Ps. 8,000.

From January 1 to December 31, 2019 and 2018 PEMEX recognized Ps. 8,266,574 and Ps. 9,737,131, respectively in accrued interests from these promissory notes. This amount was recognized as financing income in the consolidated statement of comprehensive income.

Yield rates for these promissory notes are fixed all throughout their lifespans and up to their maturities. In addition, PEMEX believes the promissory notes do not have a credit risk because they are issued by the Mexican Government in Mexican pesos. The expected credit losses as of December 31, 2019 were Ps. 8,000 which are presented net from the current portion of notes receivable.

As of December 31, 2019, as part of the Mexican Government's strategy to finance PEMEX, Petróleos Mexicanos received the prepayment of 7 promissory notes (one maturing in 2019 and 6 in anticipated form) in the amount of Ps. 38,704,883 (Ps. 32,493,666 of principal and Ps. 6,211,217 of interest), which was transferred to the *Fideicomiso Fondo Laboral Pemex* ("Pemex Labor Fund" or "FOLAPE") for the obligation payment related to its pension and retirement plan obligation. The monetization of 2 promissory notes took place after the document's expiration date, resulting in additional interest of Ps. 614.

As of December 31, 2018, two promissory notes have expired: the first with maturity on March 31, 2017 in the amount of Ps. 1,562,288 (Ps. 1,518,932 of principal and Ps. 43,356 of interest), and the second with maturity on March 31, 2018 in the amount of Ps. 2,551,024 (Ps. 2,364,053 of principal and Ps. 186,971 of interest), which were transferred to the FOLAPE, for the payment obligations related to pensions and retirement plans. The payment of the second promissory note was carried out two days after

the expiration date, which generated additional interest of Ps. 644. The monetized amount of the second promissory note was Ps. 2,551,668 (Ps. 2,364,053 of principal and Ps. 187,615 of interest).

B. Other assets

At December 31, 2019 and 2018, the balance of other assets was as follows:

	2019	2018
Insurance	Ps. 2,967,625	Ps. 3,591,079
Payments in advance	2,650,251	1,114,513
Other	1,518,801	1,720,218
Total other assets	**Ps. 7,136,677**	**Ps. 6,425,810**

Disclosure of other operating income (expense) [text block]

NOTE 24. OTHER REVENUES AND OTHER EXPENSES

Other revenues and expenses-net for each of the years ended December 31, 2019, 2018 and 2017, was as follows:

a)Other revenues

	2019	2018	2017
Revenues from reinsurance premiums	Ps. 4,869,266	Ps. 3,615,907	Ps. 1,986,568
Other income for services	1,994,572	3,786,253	4,720,546
Claims recovery	2,687,258	3,979,698	16,386,250
Other	3,418,551	7,525,714	4,277,207
Bidding terms, sanctions, penalties and other	1,503,437	630,365	825,956
Franchise fees	389,730	1,125,339	917,934
Gain on sale of fixed assets	77,633	1,850,052	
Participation rights[1]	-	14,165,042	-
Sale of fixed assets by bidding[2]	-	3,301,653	-
Price of sale share	-	1,262,987	3,139,103
Cash distributions	-	274,621	-
Total other revenues	Ps. 14,940,447	Ps. 41,517,631	Ps. 32,253,564

b)Other expenses

	2019	2018	2017
Transportation and distribution of natural gas	Ps. (5,735,145)	Ps. (12,600,191)	Ps. (8,447,031)
Other	(1,280,841)	(5,348,666)	(7,927,150)
Claims	(173,414)	(474,299)	(3,640,036)
Transportation and distribution of natural gas	(22,291)	(41,964)	(6,652,878)
Loss in the sale of associates	-	-	(412,393)
Total other expenses	Ps. (7,211,691)	Ps. (18,465,120)	Ps. (27,079,488)

(1) Relates to rights receivable of EECs, for which the operators of the EECs guarantee their participation in such contracts.

(2) Relates mainly to exploration and production fixed assets.

Disclosure of property, plant and equipment [text block]

NOTE 13. WELLS, PIPELINES, PROPERTIES, PLANT AND EQUIPMENT, NET

		Plants	Drilling equipment	Pipelines	Wells	Buildings	Offshore platforms	Furniture and equipment	Transportation equipment	Construction in progress [1]	Land	Unproductive fixed assets	Other fixed assets	Total fixed assets
Investment														
Balances as of January 1, 2018		756,025,360	23,443,116	481,868,176	1,267,747,910	64,700,471	313,429,941	51,057,652	23,171,636	129,736,382	44,546,699	-	118,651	3,155,845,995
Acquisitions		13,362,218	1,059,027	852,308	38,829,246	329,969	4,958,299	473,812	117,632	54,407,962	434,698	(106)	-	114,825,065
Reclassifications		1,400,531	45,268	(1,603,022)	-	37,343	(4,039,499)	3,015,144	101,424	32,280	(6,620)	2,780,266	(869)	1,762,246
Capitalization		25,752,538	-	2,456,977	21,269,614	991,061	-	163,000	227,334	(50,828,761)	-	-	(31,763)	-
Reversal of impairment (Impairment)		20,226,139	-	(59,632,531)	59,774,797	(831,561)	12,133,524	-	(6,981,561)	(3,269,810)	-	-	-	21,418,997
Disposals		(5,496,395)	(4,466,446)	(2,705,958)	(8,297,844)	(382,120)	-	(2,689,566)	(1,476,513)	(725,540)	(623,152)	(2,780,160)	(53,361)	(29,697,055)
Balances as of December 31, 2018	Ps	811,270,391	20,080,965	421,235,950	1,379,323,723	64,845,163	326,482,265	52,020,042	15,159,952	129,352,513	44,351,625	-	32,659	3,264,155,248
Transfers to rights of use		-	(7,005,141)	-	-	-	-	-	-	-	-	-	-	(7,005,141)
Acquisitions		8,337,019	252,382	1,251,488	29,072,723	316,499	5,436,425	184,863	1,735,581	82,520,111	182,563	-	-	129,289,654
Reclassifications		(1,381,310)	-	428,738	-	(51,885)	(614,430)	(234,643)	47,110	(106,429)	(16,161)	35,403	-	(1,893,607)
[illegible] wells		-	-	-	(69,231,587)	-	-	-	-	(7,922,365)	-	-	-	(77,153,952)
Capitalization		6,830,064	-	6,538,540	35,251,706	143,312	13,013,199	2,566	955,134	(62,722,409)	(12,112)	-	-	-
(Impairment) reversal of impairment		24,464,081	-	(4,008,680)	(83,730,351)	(499,722)	(31,991,592)	-	(1,430,077)	114,127	-	-	-	(97,082,214)
Disposals		(3,396,366)	(235,382)	(301,359)	(151,405)	(1,435,140)	-	(1,565,266)	(112,482)	(1,310,108)	(356,379)	(35,403)	(32,659)	(8,931,949)
Balances as of December 31, 2019	Ps	846,123,879	13,092,824	425,144,677	1,290,534,809	63,318,227	312,325,867	50,407,562	16,355,218	139,925,440	44,149,536	-	-	3,201,378,039
Accumulated depreciation and amortization														
Balances as of January 1, 2018		(394,024,147)	(5,013,984)	(159,959,414)	(908,399,636)	(41,041,009)	(165,207,235)	(38,972,938)	(6,718,306)	-	-	-	-	(1,719,336,669)
Depreciation and amortization		(44,925,549)	(1,347,046)	(14,799,664)	(70,255,577)	(2,026,403)	(15,968,324)	(2,827,887)	(1,231,590)	-	-	-	-	(153,382,040)
Reclassifications		(212,207)	(45,953)	232,680	-	17,387	1,344,469	(3,003,850)	(94,772)	-	-	-	-	(1,762,246)
Disposals		2,558,780	408,502	1,262,358	5,187,467	125,769	-	2,643,297	625,618	-	-	-	-	12,811,791
Balances as of December 31, 2018	Ps	(436,603,123)	(5,998,481)	(173,264,040)	(973,467,746)	(42,924,256)	(179,831,090)	(42,161,378)	(7,419,050)	-	-	-	-	(1,861,669,164)
Transfers to rights of use		-	943,639	-	-	-	-	-	-	-	-	-	-	943,639
Depreciation and amortization		(49,473,592)	(591,168)	(16,380,653)	(51,574,532)	(2,131,913)	(13,820,275)	(2,556,539)	(658,338)	-	-	-	-	(137,187,010)
Reclassifications		1,303,186	-	41,225	-	205,661	116,278	220,301	6,956	-	-	-	-	1,893,607
Disposals		3,308,366	128,561	184,172	817	1,226,345	-	1,449,659	92,471	-	-	-	-	6,390,391
Balances as of December 31, 2019	Ps	(481,465,163)	(5,517,449)	(189,419,296)	(1,025,041,461)	(43,624,163)	(193,535,087)	(43,047,957)	(7,977,961)	-	-	-	-	(1,989,628,537)
Wells, pipelines, properties, plant and equipment—net as of December 31,2018	Ps	374,667,268	14,082,484	247,971,910	405,855,977	21,920,907	146,651,175	9,858,664	7,740,902	129,352,513	44,351,625	-	32,659	1,402,486,084
Wells, pipelines, properties, plant and equipment—net as of December 31,2019	Ps	364,658,716	7,575,375	235,725,381	265,493,348	19,694,064	118,790,780	7,359,605	8,377,257	139,925,440	44,149,536	-	-	1,211,749,502
Depreciation rates		3 to 5%	5%	2 to 7%	-	3 to 7%	4%	3 to 10%	4 to 20%	-	-	-	-	-
Estimated useful lives		20 to 35	20	15 to 45	-	33 to 35	25	3 to 10	5 to 25	-	-	-	-	-

(1) Mainly wells, pipelines and plants.

A. As of December 31, 2019, 2018 and 2017, the financing cost identified with fixed assets in the construction or installation stage, capitalized as part of the value of such fixed assets, was Ps. 2,959,025, Ps. 2,198,191 and Ps. 3,060,963, respectively. Financing cost rates during 2019, 2018 and 2017 were 5.27% to 6.84%, 4.94% to 6.07% and 6.40% to 12.20%, respectively.

B. The combined depreciation of fixed assets and amortization of wells for the fiscal years ended December 31, 2019, 2018 and 2017, recognized in operating costs and expenses, was Ps. 137,187,010, Ps. 153,382,040 and Ps. 156,704,513, respectively, which includes costs related to plugging and abandonment of wells for the years ended December 31, 2019, 2018 and 2017 of Ps. 4,700,151, Ps. 983,438 and Ps. 850,015, respectively.

C. As of December 31, 2019 and 2018, provisions relating to future plugging of wells costs amounted to Ps. 80,849,900and Ps. 84,050,900, respectively, and are presented in the "Provisions for plugging of wells" (see Note 20).

D. As of December 31, 2019 and 2018, acquisitions of property, plant and equipment include transfers from wells unassigned to a reserve for Ps. 5,986,055 and Ps. 6,726,769, respectively (see Note 14) and Ps. 1,072,537 from available-for-sale non-financial assets as of December 31, 2019.

E. As of December 31, 2019, 2018 and 2017, PEMEX recognized a net impairment of Ps. (97,082,214), a net reversal of impairment of Ps. 21,418,997 and a net impairment of Ps. (151,444,560), respectively, which is presented as a separate line item in the consolidated statement of comprehensive income as follows:

	2019			2018			2017		
	(Impairment)	Reversal of impairment	(Impairment) / Reversal of impairment, net	(Impairment)	Reversal of impairment	Reversal of impairment / (Impairment), net	(Impairment)	Reversal of impairment	(Impairment) / Reversal of impairment, net
Pemex Exploration and Production	Ps.(307,913,947)	Ps.138,079,000	**Ps.(169,834,947)**	Ps.(63,252,635)	128,266,251	**Ps.65,013,616**	Ps.(129,350,315)	-	Ps.(129,350,315)
Pemex Industrial Transformation	(1,275,480)	43,519,422	**42,243,942**	(13,788,470)	14,448,080	**659,610**	(19,751,882)	3,799,790	(15,952,092)
Pemex Logistics	-	34,119,240	**34,119,240**	(40,288,338)	-	**(40,288,338)**	-	-	-
Pemex Fertilizers	(2,298,775)	-	**(2,298,775)**	(2,246,264)	-	**(2,246,264)**	(1,935,500)	-	(1,935,500)
AGRO	-	-	-	-	-	-	(4,206,653)	-	(4,206,653)
PMI Azufre Industrial	(796,263)	-	**(796,263)**	-	-	-	-	-	-
PMI NASA	(1,162,014)	646,603	**(515,411)**	(1,719,627)	-	**(1,719,627)**	-	-	-
Total	**Ps.(313,446,479)**	**Ps.216,364,265**	**Ps. (97,082,214)**	**Ps.(121,295,334)**	**142,714,331**	**Ps.21,418,997**	**Ps.(155,244,350)**	**3,799,790**	**Ps.(151,444,560)**

Cash Generating Unit of Pemex Exploration and Production

As of December 31, 2019, Pemex Exploration and Production recognized a net impairment of Ps. (169,834,947) mainly due to: (i) a decrease in production profiles volume in the barrel of crude oil equivalent generating a negative effect of Ps. (225,019,093), mainly in the Aceite Terciario del Golfo ("ATG"), Cantarell Chuc and Crudo Ligero Marino CGU. There were increases in the volume production profiles of new fields located in the UGE Yaxche (Xikin, Tetl, Teekit, Suuk, Pokche and Mulach fields) and Cuenca the Veracruz UGE (Ixachi field); however, these effects were only offset by those UGE's that presented a decrease in their production profiles; (ii) a decrease in crude oil and gas prices, generating a negative effect of Ps. (58,110,000) mainly in Cantarell, ATG, Chuc and Tsimin Xux ; (iii) a decrease in exchange rate from Ps. 19.6829 = U.S. $1.00 as of December 31, 2018 to Ps. 18.8452 = U.S. $1.00 of December 31, 2019 resulting in a negative effect of Ps. (15,307,000) mainly in Cantarell, Yaxché, Chuc and Tsimin Xux CGU's; (iv) derived from the application of the Energy Reform in 2013, which defined that the exploratory wells of Round 1.3 will not contribute resources to Pemex Exploration and Production, and for that reason, an impairment of Ps. (9,477,854) was recognized. These effects were offset by (i) a decrease in discount rate of Ps. 120,821,000 due to the updating of comparable companies taken as reference to the determination of the discount rate with the same risk profile, mainly in the ATG, Cantarell

and Chuc; and (ii) a net benefit from lower income in production profile of Ps. 17,258,000, mainly in ATG, Cantarell and Chuc as a result of lower income in their production profiles.

As of December 31, 2018, Pemex Exploration and Production recognized a net reversal of impairment in the amount of Ps. 65,013,616 mainly due to (i) an advance of production in Cantarell for rethinking physical goals for the period from 2024 to 2029 with a recovery of Ps. 98,673,388. This computation was projected using a discount rate of 7.03% and a tax rate of 30% (observable market) on the operating profit with an economic horizon of 25 years, compared to a discount rate of 14.40% that includes the cost of financing and the pyramiding of taxes and observable rights in similar companies, including the Profit-sharing; (ii) application in the fourth quarter of the relevant discount rate and tax rate (observable market), a net benefit was generated in most of the projects with respect to the previous year, mainly in the Aceite Terciario del Golfo project in the amount of Ps. 29,592,863. The foregoing was partially offset by an impairment of Ps. (63,252,635), mainly in (i) the Aguas Someras 2 projects in the amount of Ps. (58,318,030), (ii) the Crudo Ligero Marino projects, mainly due to higher water and salt content in the hydrocarbons reserves, (iii) the Yaxche Project, due to operating impacts in the fields directly related to production, and (iv) the Tsimin Xux and Chuc projects, mainly due to the natural decline of proved hydrocarbon reserves.

Pemex Exploration and Production recognized an impairment in the amount of Ps. 129,350,315 as of December 31, 2017, arising from: (i) the deferral of the development investments in the first 5 years of the economic horizon in the proved reserves, which caused a decrease in production and consequently in income, as well as the re-categorization of part of the proved reserves as probable reserve, as a consequence of budget adjustments in the strategic investments in the Cantarell, Aceite terciario del Golfo, Crudo Ligero Marino, Antonio J. Bermúdez and Tzimin Xux projects, (ii) insufficient cash flows to make up for costs recovery at the Burgos and Lakach projects as a result of the appreciation of the Mexican peso against the U.S. dollar by 4.3%, from a peso–U.S. dollar exchange rate of Ps. 20.6640 to U.S. $1.00 as of December 31, 2016 to a peso–U.S. dollar exchange rate of Ps. 19.7867 to U.S. $1.00 as of December 31, 2017, given that cash inflows are denominated in U.S. dollars and then translated to the reporting currency using the exchange rate at the date of report; (iii) a 0.3% increase in the discount rate; (iv) a 7.2% decrease in crude oil forward prices from 60.24 usd/bl in 2016 to 55.89 usd/bl in 2017 and (v) the natural decline in production in the Macuspana project.

The cash generating units of Pemex Exploration and Production are investment projects in productive fields with hydrocarbon reserves associated with proved reserves. These productive hydrocarbon fields contain varying degrees of heating power consisting of a set of wells and are supported by fixed assets associated directly with production, such as pipelines, production facilities, offshore platforms, specialized equipment and machinery.

Each project represents the smallest unit which can concentrate the core revenues, with clear costs and expenses that enable future cash flows (value in use) to be determined.

Pemex Exploration and Production determines the recoverable amount of fixed assets based on the long-term estimated prices for Pemex Exploration and Production's proved reserves. The recoverable amount on each asset is the value in use.

To determine the value in use of long-lived assets associated to hydrocarbon extraction, the net present value of reserves is determined based on the following assumptions:

	2019	2018	2017
Average crude oil price	48.69 USD/bl	58.02 USD/bl	55.89 USD/bl
Average gas price	5.07 USD/mpc	4.89 USD/mpc	4.92 USD/mpc
Average condensates price	57.67 USD/bl	43.21 USD/bl	38.33 USD/bl
Discount rate	6.18% annual	7.03% annual	14.40% annual

For 2019, 2018 and 2017 the total forecast production, calculated with a horizon of 25 years was 7,123, 6,192 and 7,091 million

barrels per day of crude oil equivalent, respectively.

Pemex Exploration and Production, in compliance with practices observed in the industry, estimates the recovery value of asset by determining its value in use, based on cash flows associated with proved reserves after taxes and using a discount rate, also after taxes.

Cash Generating Units of Pemex Industrial Transformation

As of December 31, 2019, 2018 and 2017, Pemex Industrial Transformation recognized a net reversal of impairment of Ps. 42,243,942, Ps. 659,610 and a net impairment of Ps. (15,952,092), respectively.

The net reversal of impairment was in the following cash generating units:

	2019	2018	2017
Salina Cruz Refinery	Ps. 13,535,526	Ps. -	Ps. (5,579,997)
Minatitlán Refinery	9,391,433	14,448,080	(5,691,005)
Madero Refinery	7,721,233	-	(8,480,880)
Morelos Petrochemical Complex	7,547,233	-	-
Tula Refinery	2,180,074	-	-
Cangrejera Petrochemical Center	3,143,924	-	-
Reversal of impairment	43,519,423	14,440,080	(19,751,882)
Pajaritos Petrochemical Complex	(1,275,480)	-	3,565,355
Independencia Petrochemical Center	-	-	112,292
Arenque Gas Processor Complex	-	-	57,039
Matapionche Gas Processor Complex	-	-	65,104
Salina Cruz Refinery	-	(7,955,528)	-
Tula Refinery	-	(5,099,635)	-
Madero Refinery	-	(733,307)	-
Impairment	(1,275,480)	(13,788,470)	3,799,790
Net reversal of impairment	Ps. 42,243,943	Ps. 659,610	Ps. (15,952,092)

In 2019, the net reversal of impairment was mainly due to (i) important maintenance plans to recover assets use levels; (ii) a greater supply of light crude oil by Pemex Exploration and Production improving the quality of refined products such as gasoline, turbosines and decreasing residual products such as fuel oil; (iii) an increase in the discount rate of cash generating units of refined products, gas, petrochemicals and a decrease in ethylene by 0.03%, 0.09%, 0.06%, and 0.5% respectively, due to the effect of weighting of elements with which the references are determined; and (iv) the appreciation of the peso against the U.S. dollar, from a peso/U.S. dollar exchange rate of Ps. 19.6829 = U.S. $1.00 as of December 31, 2018 to Ps. 18.8452 = U.S. $1.00 as of December 31, 2019, which are used as cash flows when U.S. dollars are taken as reference.

In 2018, the net reversal of impairment was mainly due to (i) an increase in processing of refined products due to higher imports of crude oil and humid gas resulting in an increase in income related to transportation fees; (ii) the appreciation of the U.S. dollar against the peso, from a peso-U.S. dollar exchange rate of Ps.19.7867 to U.S. $1.00 as of December 31, 2017 to a peso-U.S. dollar exchange rate of Ps. 19.6829 to U.S. $1.00 as of December 31, 2018; (iii) a decrease in the discount rate of cash generating units of

refined products and gas and petrochemicals by 0.1% and 8.1%, respectively; and (iv) an increase in maintenance of the refineries and a decrease in gas production.

The impairment for 2017, was mainly due to (i) an increase in capitalizable maintenance expenses in refining; (ii) the appreciation of the Mexican peso against the U.S. dollar, from a peso–U.S. dollar exchange rate of Ps. 20.6640 to U.S. $1.00 as of December 31, 2016 to a peso–U.S. dollar exchange rate of Ps. 19.7867 to U.S. $1.00 as of December 31, 2017; partially offset by (i) an increase in the transportation fees; (ii) an increase in the processing of wet gas due to higher imports of this product and redistribution by Pemex Exploration and Production; (iii) an increase in prices arising from the price liberalization in 2017; and (iv)a decrease in the discount rate of cash generating units of refined products, gas and petrochemicals of 4.4%, 4.5%, and 5.6%, respectively.

To determine the value in use of long-lived assets associated with the cash-generating units of Pemex Industrial Transformation, the net present value of cash flows was determined based on the following assumptions:

	As of December 31,									
	2019	2018	2017	2019	2018	2017	2019	2018	2017	2019
	Refining			Gas			Petrochemicals			Ethylene**
Average crude oil Price	54.13 usd	53.98 usd	51.30 usd	N.A.	N.A.	N.A.	N.A.	N.A.	N.A.	N.A.
Processed volume	723 mbd	680 mbd	767mbd	2,056 mmpcd of humid gas	2,717 mmpcd of humid gas	3,085 mmpcd of humid gas	Variable because the load inputs are diverse			
Rate of U.S. dollar	$18.8452	$19.6829	$19.7867	$18.8452	$19.68	$19.7867	$18.8452	$19.6829	$19.7867	$18.8452
Useful lives of the cash generating units (year average)	12	14	16	7	8	9	7	7	6	6
Discount rate	11.47%	11.52%	11.523	10.22%	10.22%	10.24%	8.61%	8. 92%	9.71	8.03%
Period *	2020 - 2032	2019-2034	2014-2034	2020 - 2027	2019-2027	2018-2029	2020 - 2027	2019-2026	2016-2024	2020 2026

* The first 5 years are projected and stabilize at year 6.

** This entity was merged into Pemex Industrial Transformation on July 1, 2019 (see Note 1).

Cash-generating units in Pemex Industrial Transformation are processing centers grouped according to their types of processes as refineries, gas complex processors, and petrochemical centers. These centers produce various finished products for direct sale to customers or intermediate products that can be processed in another of its cash generating units or by a third party. Each processing center of Pemex Industrial Transformation represents the smallest unit that has distinguishable revenues, with clear costs and expenses that enable future cash flows (value in use) to be determined.

Cash flow determinations are made based on PEMEX's business plans, operating financial programs, forecasts of future prices of products related to the processes of the cash generating units, budget programs and various statistical models that consider historical information of processes and the capacity of various processing centers.

The recoverable amount of assets is based on each asset's value in use. The value in use for each asset is calculated based on cash flows, taking into consideration the volumes to be produced and sales to be carried out. As of December 31, 2018 and 2017, the value in use for the impairment of fixed assets was as follows:

	2018	2017
Minatitlán Refinery	Ps. 54,846,565	Ps. 32,531,925
Madero Refinery	21,083,328	11,420,952
Salina Cruz Refinery	9,428,152	12,051,597
Cangrejera Petrochemical Center	-	17,544,825
Independencia Petrochemical Center	-	3,146,413
Arenque Gas Processor Complex	-	1,283,201
Matapionche Gas Processor Complex	-	1,074,729
Tula Refinery	39,429,897	-
Total value in use	**Ps. 124,787,942**	**Ps. 79,053,642**

Cash Generating Units of Pemex Logistics

Cash Generating Units of Pipelines

The recoverable amount of assets is based on each asset's value in use. As of December 31, 2019, Pemex Logistics recognized a reversal of impairment in the CGU of pipelines for Ps. 34,119,240 mainly due to (i) a decrease in the projections cost of losses from fuels subtraction from Ps. 39,388,055 as of December 31, 2018 to Ps. 4,644,846, as of December 31, 2019, which led to an improvement in future cash flows. Furthermore, the CRE established a mechanism that allowed Pemex Logistics to recover, through the pipeline transportation fee, a significant amount of the losses derived from fuel subtraction. Finally, a decrease in the discount rate from 13.55% at the end of 2018 to 11.94% at the end of 2019 due to the differences in curves used in reference rates between Mexican pesos and U.S. dollars.

As of December 31, 2018, Pemex Logistics recognized an impairment in the CGU of pipelines for Ps. (40,288,338), mainly due to a decrease in projected cash inflows of 46%, from an annual average of Ps. 47,219,903 at the end of 2017 to Ps. 25,271,404 at the end of 2018, in addition to an increase in the cost of losses from fuels subtraction of 40%. This increase was partially offset by a decrease in direct operating costs of 58%, from annual average costs at the end of 2017 of Ps. 16,485,969 to Ps. 6,880,967 at the end of December 2018, as well as a decrease in the discount rate, from 15.41% at the end of 2017 to 13.55% at the end of 2018.

The recoverable amounts of the assets as of December 31, 2019 and 2018, corresponding to the discounted cash flows at the rate of 11.94% and 13.55%, respectively, as follows:

	2019		2018	
TAD, TDGL, TOMS (Storage terminals)	Ps.	147,249,859	Ps.	92,772,003
Land Transport (white pipes)		-		445,377
Pipelines		104,719,495		-
Primary logistics		73,821,371		111,941,265
Total	Ps.	325,790,725	Ps.	205,158,645

Cash Generating Units of Pemex Fertilizers

Cash generating units are plants used in the ammonia process.

The recoverable amount of assets is based on each asset's value in use. To determine cash flows, volumes to be produced and sales to be carried out were taken into consideration. The discount rates used as of December 31, 2019, 2018 and 2017 were 10.15%, 8.92% and 9.71%, respectively, due to the updating of comparable companies taken as reference to the determination of the discount rate.

As of December 31, 2019, 2018 and 2017, Pemex Fertilizers recognized an impairment of Ps. (2,298,775), Ps. (2,246,264) and Ps. (1,935,500), respectively in cash generating units mentioned above. The impairment was mainly caused from the decrease in projected production due to the lack of raw material.

Cash Generating Units of PMI NASA

As of December 31, 2019, PMI NASA recognized an impairment of Ps. (515,411), due to (i) an impairment in the Flotel Reforma Pemex of Ps. (1,146,278) as a result of rate adjustments; and (ii) a reversal of impairment of Ps. 630,866 in the Cerro de la Pez Flotel, as a consequence of the recovery in the development of projects.

As of December 31, 2018, PMI NASA recognized an impairment of Ps. (1,719,627), due to the disuse of the Cerro de la Pez Flotel, as a consequence of the reduction in the development of projects in recent months. This impairment was calculated by comparing the disbursement that would have to be made to acquire a flotel with similar characteristics compared to the valuation made by a specialized company of the flotel.

Cash Generating Unit of Pemex Azufre Industrial

PMI AZIND, a 99% subsidiary of MGAS, has, as a principal asset, a sulfur solidifying plant, located in the maritime sulfur storage terminal in the integral port administration of Coatzacoalcos, Veracruz; this plant is considered the cash generating unit of this company.

As of December 31, 2019, PMI AZIND recognized an impairment of Ps. (796,203), due to an appraisal onthe sulfur solidifying plant which resulted in a decrease of its value.

Pro-Agroindustria, S.A. de C.V.

As of December 31, 2019, Pro-Agroindustria, S.A. de C.V. recognized an impairment for Ps. (4,206,653) related to its nitric acid, ammonium nitrate and UAN 32 acquired plants, the rehabilitation of which has not yet commenced. The company will not be able to develop an alternate plan for the rehabilitation of these plants in the following five years due to its financing commitments.

F. As of December 31, 2019, drilling equipment that was acquired through capital lease arrangements were classified as rights of use that amounted to Ps. 6,223,655 (see Note 17).

G. PEMEX can conduct exploration and extraction activities through Exploration and Extraction Contracts ("EECs"). The EECs are awarded individually, through associations or joint ventures based on guidelines approved by the NHC and are classified into:

a. Production-sharing contracts;
b. Profit-sharing contracts;
c. License agreements; and
d. Service contracts.

Certain of the EECs are operated though joint arrangements, for which PEMEX recognizes in its financial statements both the rights to the assets and the obligations for the liabilities, as well as profits and losses relating to the arrangements.

EECs as of December 31, 2019 are:

a. Production-sharing contracts:

The object of the Profit-sharing contracts is the execution of oil activities under shared production contracts among Mexico through the Mexican Government via the NHC, Pemex Exploration and Production (as contractor), for the contractual area and the sharing of costs, risks, and terms and conditions involved in the contract and in accordance with the applicable regulations and best practices of the industry receiving, in exchange, benefits in favor of the contractor.

I. Production contracts without a partner

- Hydrocarbons Exploration and Extraction Contract for Block 29, Cuenca del Sureste, in which Pemex Exploration and Production owns 100% of the project.

- Hydrocarbon Extraction Contract for the Ek-Balam (shallow water) Block. Pemex Exploration and Production owns 100% of this contractual area.

II. Production contracts in consortium

-Exploration and Extraction Contract related to Block 2 Tampico Misantla, pursuant to a consortium formed by Pemex Exploration and Production and Deutsche Erdoel AG ("DEA") and Compañía Española de Petróleos, S. A. U., (jointly liable). The object of the contract is the realization of oil activities, under shared production contracts, by the contractor for the contractual area and the sharing of costs, risks, terms and conditions involved in the contract and in accordance with the applicable regulations and best practices of the industry, receiving in exchange, benefits in favor of the contractor. Pemex Exploration and Production and DEA each have a 50% interest in this contractual area. Pemex Exploration and Production is the operator under this contract.

-Exploration and Extraction Contract, related to Block 8 Cuencas del Sureste, pursuant to a consortium formed by Pemex Exploration and Production, EPC Hidrocarburos México, S. A. de C. V. (EPC). and Ecopetrol Global Energy, S. L. U. (jointly liable). Pemex Exploration and Production was designated by all the participating companies and with the approval of the NHC as the operator of this contract and all operational aspects of the petroleum activities will be carried out only by the operator on behalf of all participating companies. Pemex Exploration and Production and EPC each have a 50% interest in this contractual area.

-Exploration and Extraction Contract, related to Block 16, Tampico Misantla, pursuant to a consortium by Pemex Exploration and Production, DEUTSCHE Erdoel México S. de R.L. de C.V. (as operator) and CEPSA E.P. México S. de R.L. de C.V., as jointly liable. Pemex Exploration and Production owns 40% of this contractual area, DEUTSCHE Erdoel México S. de R.L. de C.V. owns 40%, and CEPSA E.P. México S. de R.L. de C.V. owns 20%.

-Exploration and Extraction Contract, related to Block 17, Tampico Misantla, pursuant to a consortium by Pemex Exploration and Production, DEUTSCHE Erdoel México S. de R.L. de C.V. (as operator) and CEPSA E.P. México S. de R.L. de C.V., as jointly liable. Pemex Exploration and Production owns 40% of this contractual area, DEUTSCHE Erdoel México S. de R.L. de C.V. owns 40%, and CEPSA E.P. México S. de R.L. de C.V. owns 20%.

-Exploration and Extraction Contract, related to Block 18, Tampico Misantla, pursuant to a consortium by Pemex Exploration and Production (as operator) and CEPSA E.P. México S. de R.L. de C.V. (as partner). Pemex Exploration and Production owns 80% of this contractual area, and CEPSA E.P. México S. de R.L. de C.V. owns 20%.

-Hydrocarbons Exploration and Extraction Contract for Block 32, Cuenca del Sureste, by Pemex Exploration and Production (as operator) and Total E&P México, S.A. de C.V. (as partner). Pemex Exploration and Total E&P México, S.A. de C.V each have a 50% interest in this contractual area.

-Hydrocarbons Exploration and Extraction Contract for Block 33, Cuenca del Sureste, by Pemex Exploration and Production (as operator) and Total E&P México, S.A. de C.V. Pemex Exploration and Total E&P México, S.A. de C.V each have a 50% interest in this contractual area.

-Hydrocarbons Exploration and Extraction Contract for Block 35, Cuenca del Sureste, by Shell Exploración y Extracción de México, S.A. de C.V (as operator) and Pemex Exploration and Production. Total E&P México, S.A. de C.V. and Pemex Exploration each have a 50% interest in this contractual area.

-Exploration and Extraction Contract, related to the Santuario El Golpe Block, pursuant to a consortium formed by Pemex Exploration and Production (as partner) and Petrofac México, S.A. de C.V. (PETROFAC), as operator. Pemex Exploration and Production owns 64% of this contractual area and PETROFAC owns 36%.

-Exploration and Extraction Contract, related to the Misión Block, pursuant to a consortium formed by Pemex Exploration and Production (as partner) and Servicios Múltiples de Burgos, S.A. de C.V. (as operator). Pemex Exploration and Production owns 51% of this contractual area and Servicios Múltiples de Burgos owns 49%.

-Exploration and Extraction Contract, related to Ébano Block, pursuant to a consortium formed by Pemex Exploration and Production (as partner), DS Servicios Petroleros, S.A. de C.V. (as operator) and D&S Petroleum S.A. de C.V. (as partner). Pemex Exploration and Production owns 45% of this contractual area, Servicios Múltiples de Burgos owns 54.99%, while D&S Petroleum S.A. de C.V. owns 0.01%.

b. License contracts

The nature of the contract relationship is the execution of oil activities, under the license contracting modality, under which the contractor is granted the right to explore and extract at its exclusive cost and risk hydrocarbons owned by the Mexican nation, who must comply with the obligations arising from the contract in the name and representation of each of the signatory companies in the contractual area in accordance with the applicable regulations, industry best practices and the terms and conditions of the contract. The contractor shall be entitled to payment for hydrocarbons produced, in accordance with the terms of the contracts, and after payments to the Mexican Government are made.

I. License contracts without association

- Hydrocarbons Exploration and Extraction Contract for Block 5, Plegado Perdido, in which Pemex Exploration and Production owns 100% of the project.

- Hydrocarbons Exploration and Extraction Contract for Block 18, Cordilleras Mexicanas, in which Pemex Exploration and Production owns 100% of the project.

II. License contracts in association

- Hydrocarbons Exploration and Extraction Contract for Block 3 "Plegado Perdido", in deep waters, formed by INPEX Corporation ("INPEX") (as partner), Chevron Energía de Mexico, S. de R.L. de C.V. ("Chevron") (as operator) and Pemex Exploration and Production, (as partner). Chevron, Pemex Exploration and Production and INPEX have a 37.50%, 27.50% and 35.00% interest in this project, respectively, and will be jointly liable for all obligations of the contractors according to this contract regardless of their participation interest.

- Hydrocarbons Exploration and Extraction Contract for Block 2, Plegado Perdido, formed by Pemex Exploration and Production (as partner) and Shell Exploración y Extracción de México, S.A. de C.V. (as operator). Pemex Exploration and Production and Shell Exploración y Extracción de México, S.A. de C.V. each have a 50% interest in this project.

- Hydrocarbons Exploration and Extraction Contract for Block 22, Cuenca Salina, formed by Pemex Exploration and Production, Inpex E&P México, S.A. de C.V., (as partners), and Chevron (as operator). Chevron, Pemex Exploration and Production and Inpex E&P México, S.A. de C.V., have a 37.5%, 27.5% and 35% interest in this project, respectively.

- A licensing contract with BHP Billiton Petróleo Operaciones de México, S. de R.L. ("BHP Billiton") for the Trión Block. BHP Billiton owns 60% of the contractual area, while Pemex Exploration and Production owns 40%, and each of the signatory companies are jointly liable for all obligations of the contractors.

- Hydrocarbons Exploration and Extraction Contract for the Cárdenas Mora Block, for onshore fields, formed by Pemex Exploration and Production (as partner), Petrolera Cárdenas Mora, S. A. P. I. de C. V. (as operator) and Cheiron Holding Limited (jointly liable). Pemex Exploration and Production and Petrolera Cárdenas Mora, S. A. P. I. de C. V. each have a 50% of interest in this project.

- Hydrocarbons Exploration and Extraction Contract for the Ogarrio Block, for onshore fields, formed by Pemex Exploration and Production (as partner), Deutche Erdoel México, S. de R.L. de C.V. (as operator) and DEA Deutche Erdoel, A.G. ("DEA") (jointly liable). Pemex Exploration and Production and DEA each have a 50% interest in this project.

- Hydrocarbons Exploration and Extraction Contract for the Miquetla Block, for onshore fields, formed by Pemex Exploration and Production (as partner) and Operadora de Campos DWF, S.A. de C.V. (as operator). Pemex Exploration and Production has a 49% interest in this project while Operadora de Campos DWF, S.A. de C.V. has a 51% interest.

See below for a condensed statement of comprehensive income and condensed statement of financial position, summarizing the projects listed above:

As of /For the year ended December 31, 2019	EK / Balam	Block 2	Block 8	Block 16	Block 17	Block 18	Block 29	Block 32	Block 33	Santuario El Golpe	Misión	Ébano
					Production-sharing contracts							
Sales:												
Net sales	12,341,712	-	-	-	-	-	-	-	-	1,690,908	972,780	709,705
Cost of sales	5,283,643	87,696	130,234	12,937	18,047	58,199	20,660	39,546	64,447	914,498	931,658	313,765
Gross income (loss)	7,058,069	(87,696)	(130,234)	(12,937)	(18,047)	(58,199)	(20,660)	(39,546)	(64,447)	776,410	41,122	395,939
Other income (loss), net	(272,589)	-	-	-	-	-	-	-	-	-	-	-
Administrative expenses	105,341	-	-	-	-	-	-	-	-	-	-	-
Operating income (loss)	6,680,139	(87,696)	(130,234)	(12,937)	(18,047)	(58,199)	(20,660)	(39,546)	(64,447)	776,410	41,122	395,939
Taxes, duties and other	-	-	-	-	-	-	-	-	-	-	-	-
Net income (loss)	6,680,139	(87,696)	(130,234)	(12,937)	(18,047)	(58,199)	(20,660)	(39,546)	(64,447)	776,410	41,122	395,939
Cash and cash equivalents	9	7,685	7,690	-	-	35,721	1	20,632	-	5	5	-
Accounts receivable	12,341,723	127,107	26,521	28,954	11,886	11,787	-	25,262	32,640	1,912,671	1,332,374	709,705
Total current assets	12,341,732	134,792	34,211	28,954	11,886	47,508	1	45,894	32,640	1,912,676	1,332,379	709,705
Wells, pipelines, properties, plant and equipment, net	24,944,217	-	-	-	-	-	-	-	-	1,222,964	1,460,005	1,352,301
Total assets	37,285,949	134,792	34,211	28,954	11,886	47,508	1	45,894	32,640	3,135,640	2,792,384	2,062,005
Suppliers	793,743	-	-	12,937	18,047	273	162	162	64,447	981,659	607,862	242,625
Taxes and duties payable	4,930	12,613	16,286		-	24,450	14,147	30,887	-	-	-	-
Other current liabilities	2,658,298	209,875	148,159	28,954	11,886	80,984	6,352	54,391	32,640	221,768	359,598	-
Total liabilities	3,456,971	222,488	164,445	41,891	29,933	105,707	20,661	85,440	97,087	1,203,427	967,461	242,625
Equity (deficit), net	33,878,978	(87,696)	(130,234)	(12,937)	(18,047)	(58,199)	(20,660)	(39,546)	(64,447)	1,932,212	1,824,923	1,819,380

As of /For the year ended December 31, 2018	EK / Balam	Block 2	Block 8	Block 16	Block 17	Block 18	Block 29	Block 32	Block 33	Block 35	Santuario El Golpe	Misión	Ébano
	Production-sharing contracts												
Sales:													
Net sales	10,374,061	-	-	-	-	-	-	-	-	-	1,268,482	644,768	421,591
Cost of sales	4,204,499	57,197	67,481	12,485	10,332	60,624	8,072	5,871	8,337	20,142	305,733	306,110	97,643
Gross income (loss)	6,169,562	(57,197)	(67,481)	(12,485)	(10,332)	(60,624)	(8,072)	(5,871)	(8,337)	(20,142)	962,749	338,658	323,948
Other income (loss), net	157,876	-	-	-	-	-	-	-	-	-	-	-	-
Administrative expenses	129,451	-	-	-	-	-	-	-	-	-	-	-	-
Operating income (loss)	6,197,987	(57,197)	(67,481)	(12,485)	(10,332)	(60,624)	(8,072)	(5,871)	(8,337)	(20,142)	962,749	338,658	323,948
Taxes, duties and other	3,980	-	-	-	-	-	-	-	-	-	-	-	-
Net income (loss)	6,194,007	(57,197)	(67,481)	(12,485)	(10,332)	(60,624)	(8,072)	(5,871)	(8,337)	(20,142)	962,749	338,658	323,948
Cash and cash equivalents	-	54,617	112,592	-	-	-	-	10,578	-	-	-	-	-
Accounts receivable	11,698,071	27,376	27,189	874	927	-	-	-	35,454	3,701	1,308,008	669,805	335,434
Total current assets	11,698,071	81,993	139,780	874	927	-	-	10,578	35,454	3,701	1,308,008	669,805	335,434
Wells, pipelines, properties, plant and equipment, net	20,344,054	-	-	-	-	-	-	-	-	-	1,022,923	2,210,968	406,075
Total assets	32,042,125	81,993	139,780	874	927		-	10,578	35,454	3,701	2,330,931	2,880,773	741,509
Suppliers	1,466,286	-	-	-	-	-	-	-	-	-	-	35,984	-
Taxes and duties payable	3,980	-	-	-	-	-	-	-	-	-	-	-	-
Other current liabilities	2,436,996	139,190	207,261	13,359	11,259	60,624	8,072	16,449	43,791	23,843	301,619	207,387	-
Total current liabilities	3,907,262	139,190	207,261	13,359	11,259	60,624	8,072	16,449	43,791	23,843	301,619	243,371	-
Other liabilities	69,195	-	-	-	-	-	-	-	-	-	-	-	-
Total liabilities	3,976,457	139,190	207,261	13,359	11,259	60,624	8,072	16,449	43,791	23,843	301,619	243,371	-
Equity (deficit), net	28,605,668	(57,197)	(67,481)	(12,485)	(10,332)	(60,624)	(8,072)	(5,871)	(8,837)	(20,142)	2,029,312	2,637,402	741,509

As of /For the year ended December 31, 2019	License contracts Block 3	Block 2	Block 5	Block 18	Block 22	Cárdenas Mora	Ogarrio	Miquetla
Sales:								
Net sales	-	-	-	-	-	1,359,678	1,503,287	291,271
Cost of sales	38,963	138,970	119,687	127,344	80,626	1,393,579	927,624	140,277
Gross income (loss)	(38,963)	(138,970)	(119,687)	(127,344)	(80,626)	(33,901)	575,662	150,994
Other income (loss), net	-	-	-	-	-	-	-	-
Administrative expenses	-	-	-	-	-	-	-	-
Operating income (loss)	(38,963)	(138,970)	(119,687)	(127,344)	(80,626)	(33,901)	575,662	150,994
Taxes, duties and other	-	-	-	-	-	-	-	-
Net income (loss)	(38,963)	(138,970)	(119,687)	(127,344)	(80,626)	(33,901)	575,662	150,994
Cash and cash equivalents	-	-	-	-	-	14	493	-
Accounts receivable	-	10,867	-	-	16,811	1,784,730	1,796,868	291,271
Total current assets	-	10,867	-	-	16,811	1,784,744	1,797,362	291,271
Wells, pipelines, properties, plant and equipment, net	-	-	-	-		1,781,796	1,188,771	105,499
Total assets	-	10,867	-	-	16,811	3,566,540	2,986,133	396,769
Suppliers	38,963	138,970	648	273	80,626	1,816,599	1,026,189	132,325
Taxes and duties payable	-	-	82,155	87,698	-	-	-	-
Other current liabilities	-	10,867	36,884	39,373	16,811	-	294,075	-
Total liabilities	38,963	149,836	119,687	127,344	97,438	1,816,599	1,320,264	132,325
Equity (deficit), net	(38,963)	(138,970)	(119,687)	(127,344)	(80,626)	1,749,941	1,665,869	264,444

As of /For the year ended December 31, 2018	License contracts Block 3	Block 2	Block 5	Block 18	Block 22	Cárdenas Mora	Ogarrio	Miquetla
Sales:								
Net sales	-	-	-	-	-	1,586,080	1,265,620	
Cost of sales	58,261	41,156	52,555	9,390	186,693	714,233	604,373	2,713
Gross income (loss)	(58,261)	(41,156)	(52,555)	(9,390)	(186,693)	871,847	661,247	(2,713)
Other income (loss), net	-	-	-	-	-	-	-	-
Administrative expenses	-	-	-	-	-	-	-	-
Operating income (loss)	(58,261)	(41,156)	(52,555)	(9,390)	(186,693)	871,847	661,247	(2,713)
Taxes, duties and other	-	-	-	-	-	-	-	-
Net income (loss)	(58,261)	(41,156)	(52,555)	(9,390)	(186,693)	871,847	661,247	(2,713)
Cash and cash equivalents	-	-	-	3,362	-	-	-	-
Accounts receivable	14,888	6,151	-	-	23,555	1,820,428	1,300,773	406
Total current assets	14,888	6,151	-	3,362	23,555	1,820,428	1,300,774	406
Wells, pipelines, properties, plant and equipment, net	-	-	-	-	-	2,528,860	2,122,341	26,206
Total assets	14,888	6,151	-	3,362	23,555	4,349,288	3,423,115	26,612
Suppliers	-	-	-	-	-	-	-	-
Taxes and duties payable	-	-	-	-	-	-	-	-
Other current liabilities	73,149	47,307	52,555	12,752	210,248	860,137	564,565	2,943
Total current liabilities	73,149	47,307	52,555	12,752	210,248	860,137	564,565	2,943
Other liabilities								
Total liabilities	73,149	47,307	52,555	12,752	210,248	860,137	564,565	2,943
Equity (deficit), net	(58,261)	(41,156)	(52,555)	(9,390)	(186,693)	3,489,151	2,858,550	26,669

Disclosure of provisions [text block]

NOTE 20. PROVISIONS FOR SUNDRY CREDITORS

At December 31, 2019 and 2018, the provisions for sundry creditors and others is as follows:

	2019	2018
Provision for plugging of wells (Note 13)	Ps. 80,849,900	Ps. 84,050,900
Provision for trails in process (Note 27)	8,075,031	6,483,078
Provision for environmental costs	9,086,977	11,219,278
	Ps. 98,011,908	**Ps. 101,753,256**

The following tables show the allowance account for plugging of wells, trials in progress and environmental costs:

	Plugging of wells	
	2019	2018
Balance at the beginning of the year	Ps. 84,050,900	Ps. 68,797,600
(Decrease) Increase capitalized in fixed assets	(2,826,003)	22,313,529
Unwinding of discount against income	3,318,384	(6,770,200)
Unrealized foreign exchange loss	(3,577,200)	(183,000)
Amount used	(116,181)	(107,029)
Balance at the end of the year	**Ps. 80,849,900**	**Ps. 84,050,900**

	Trials in progress	
	2019	2018
Balance at the beginning of the year	Ps. 6,483,078	Ps. 7,812,689
Additions against income	1,901,930	1,194,547
Provision cancellation	(309,977)	(2,502,807)
Amount used	-	(21,351)
Balance at the end of the year	**Ps. 8,075,031**	**Ps. 6,483,078**

	Environmental costs			
	2019		2018	
Balance at the beginning of the year	Ps.	11,219,278	Ps.	11,067,134
Additions against income		4,745,835		1,390,838
Provision cancellation		(6,873,905)		(1,106,693)
Amount used		(4,231)		(132,001)
Balance at the end of the year[1]	**Ps.**	**9,086,977**	**Ps.**	**11,219,278**

(1) PEMEX is subject to the provisions of the *Ley General del Equilibrio Ecológico y la Protección al Ambiente* (General Law on Ecological Equilibrium and Environmental Protection). To comply with this law, environmental audits of PEMEX's larger operating, storage and transportation facilities have been or are being conducted. Following the completion of such audits, PEMEX has signed various agreements with the *Procuraduría Federal de Protección al Ambiente* (Federal Attorney of Environmental Protection) to implement environmental remediation and improve environmental plans. Such plans contemplate remediation for environmental damages, as well as related investments for the improvement of equipment, maintenance, labor and materials. The period of execution of these works is not defined, as they are subject to the budgets that may be granted to PEMEX.

Provision for plugging of wells

PEMEX records a provision at present value for the future plugging cost of an oil production facility or pipeline at the time that it is built.

The plugging provision represents the present value of plugging costs related to oil and gas properties. These provisions have been created based on internal estimates of PEMEX. PEMEX has made certain assumptions based on the current economic environment that PEMEX believes provide a reasonable basis on which to estimate the future liability. These estimates are reviewed regularly to take into account any material changes in the assumptions. However, actual plugging costs in the long run will depend on future market prices for the necessary plugging work, which reflect market conditions at the time the work is being performed.

The decrease in the provision against fixed assets in 2019 corresponds to a decrease in the direct costs reported by the current contracts for the plugging of wells. For 2018, the discount rates used in 2018 compared to 2017 rates showed an increase in the national rate by an average of 12% and 11% on average for the U.S. dollar rate, resulting in a decrease in provision at the end of 2018 by Ps. 6,770,200.

Moreover, the time of plugging depends on when the fields cease to have economically viable production rates, which, in turn, depends on the inherently uncertain future prices of oil and gas. Well plugging of works will be carried out as follows:

Year		Amount
2020	Ps.	3,102,131
2021		4,252,905
2022		6,247,100
2023		4,031,808
2024		5,687,936
More than 5 years		57,528,020
Total	**Ps.**	**80,849,900**

Disclosure of related party [text block]

NOTE 25. RELATED PARTIES

The balances and transactions with related parties are mainly due to: (i) the sale and purchase of products, (ii) the billing of administrative services, and (iii) financial loans between related parties.

Directors and employees of Petróleos Mexicanos and the Subsidiary Entities are subject to regulations related conflict of interest such as the Petróleos Mexicanos Law, *Ley Federal de Responsabilidades Administrativas de los Servidores Públicos* (Federal Law of Administrative Responsibilities of Public Officials) and the *Políticas y Lineamientos Anticorrupción para Petróleos Mexicanos, sus Empresas Productivas Subsidiarias y, en su caso, Empresas Filiales (*Anticorruption Policies and Guidelines for Petróleos Mexicanos, its Subsidiary Productive Companies and, where applicable, Subsidiary Companies). Under these provisions, PEMEX's directors and employees are obligated to "recuse themselves from intervening in any way in the attention to, processing or resolution of matters in which they might have personal, family or business interest, including those where some benefit can result for themselves, their spouse, blood or affinity relatives up to the fourth degree, or civil relatives, or for third parties with which they have professional, labor or business relations, or for partners or partnerships where the public officials or the persons referred above are or have been members thereof."

Related parties include individuals and companies that do not form part of PEMEX, but that could take advantage of being in a privileged position as a result of their relation with PEMEX. Also included are situations in which PEMEX could take advantage of a special relationship in order to benefit its financial position or results of operations.

Main operations identified by PEMEX with this kind of directors and officers are as follows:

Mr. Manuel Bartlett Díaz, Chief Executive Officer of CFE, was appointed member of the Board of Directors of Petróleos Mexicanos in December 2018. CFE has executed several purchase agreements with Pemex Industrial Transformation. During 2019, CFE acquired the following products from Pemex Industrial Transformation:

Product	2019
Heavy fuel oil	Ps. (23,028,554)
Industrial diesel	(7,248,091)
Freights	(11,772)
Natural Gas	(1,135,644)
Fuel oil	(562,289)
Transport of natural gas	(483,579)
Total	**Ps. (32,469,929)**

As of December 31, 2019, CFE owed Pemex Industrial Transformation a total amount of Ps. 870,147.

A. Compensation of Directors and Officers

For the years ended December 31, 2019, 2018 and 2017, the aggregate compensation of executive officers of Petróleos Mexicanos and the Subsidiary Entities paid or accrued in that year for services in all capacities was approximately Ps. 30,988, Ps. 51,188 and Ps. 50,749, respectively. Retirement and former employee benefits are granted as described in Note 19. Except in the case of the professional members, with respect to the previous Board of Directors of Petróleos Mexicanos and the boards of directors of the existing Subsidiary Entities, and the independent members, with respect to the new Board of Directors of Petróleos Mexicanos, members of the Boards of Directors of Petróleos Mexicanos and the Subsidiary Entities do not receive compensation for their services.

The compensation paid or accrued during 2019, 2018 and 2017 to the professional members of the previous Board of Directors of Petróleos Mexicanos and boards of directors of the existing Subsidiary Entities was approximately Ps. 5,985, Ps. 8,878, and Ps. 7,525, respectively.

B. Salary Advances

As an employee benefit, PEMEX offers salary advances to all of its eligible Petroleum Workers' Union and non-union workers, including executive officers, pursuant to the programs set forth in the collective bargaining agreement and in the *Reglamento de Trabajo del Personal de Confianza de Petróleos Mexicanos y Empresas Productivas Subsidiarias* (Employment Regulation of White Collar Employees of Petróleos Mexicanos and Subsidiary Entities), respectively. The salary advances, which are non-interest bearing, are offered to each eligible employee in an amount up to a maximum of four months' salary and are repaid through salary deductions in equal installments over a period of either one or two years, as elected by the employee. Most employees take advantage of this benefit. As of December 31, 2019, there was no outstanding amount of salary advances to executive officers. The amount of salary advances outstanding to executive officers at December 31, 2018 was Ps. 2,069. The amount of salary advances outstanding to executive officers at March 31, 2020 was Ps. 453.

Disclosure of revenue [text block]

NOTE 7. REVENUE

As of December 31, 2019, 2018 and 2017, the revenues were as follows:

A. Revenue disaggregation

For the year ended December 31,	Exploration and Production	Industrial Transformation	Cogeneration and Services	Drilling and Services	Logistics	Fertilizers	Ethylene	Trading Companies	Corporate and Other Operating Subsidiary Companies	Total
Geographical market										
2019										
United States	226,689,583	-	-	-	-	-	-	144,578,641	866,393	372,134,617
Other	57,106,954	-	-	-	-	-	-	21,001,222	4,101,054	82,209,230
Europe	124,974,855	-	-	-	-	-	-	6,409,388	1,903,942	133,288,185
Local	741,015	793,997,962	-	20,755	4,663,770	1,635,153	5,257,924	3,587,920	4,434,654	814,339,153
Total	409,512,407	793,997,962		20,755	4,663,770	1,635,153	5,257,924	175,577,171	11,306,043	1,401,971,185
2018*										
United States	276,785,650	-	-	-	-	-	-	158,713,210	-	435,498,860
Other	51,708,232	-	-			-	-	40,743,480	5,660,310	98,112,022
Europe	153,765,163	-	-	-	-	-	-	4,647,265	2,905,858	161,318,286
Local	26,696	961,104,365	-	198,775	4,708,217	2,938,166	12,822,493	64,037	4,327,233	986,189,982
Total	482,285,741	961,104,365	-	198,775	4,708,217	2,938,166	12,822,493	204,167,992	12,893,401	1,681,119,150
2017*										
United States	-	-	-	-	-	-	-	320,069,332	-	320,069,332
Other	-	-	-	-	-	-	-	71,209,448	-	71,209,448
Europe	-	-	-	-	-	-	-	117,260,334	1,062,795	118,323,129
Local	-	863,573,083	334,755	41,741	3,714,941	4,125,345	12,648,381	66,619	2,922,945	887,427,810
Total	-	863,573,083	334,755	41,741	3,714,941	4,125,345	12,648,381	508,605,733	3,985,740	1,397,029,719
Major products and services										
2019										
Crude oil	408,771,392	-	-	-	-	-	-	-		408,771,392
Gas	288,446	66,014,617	-	-	-	-	-	53,353,075	-	119,656,138
Refined petroleum products	-	722,239,101	-	-	-	-	-	121,028,417	986,965	844,254,483
Oher	-	3,659,163		-	-	1,634,300	5,254,234	1,127,697	8,505,098	20,180,492
Services	452,569	2,085,081	-	20,755	4,663,770	853	3,690	67,982	1,813,980	9,108,680
Total	Ps. 409,512,407	Ps. 793,997,962	Ps.	Ps. 20,755	Ps. 4,663,770	Ps. 1,635,153	Ps. 5,257,924	Ps. 175,577,171	Ps. 11,306,043	Ps. 1,401,971,185

For the period ended December 31,	Exploration and Production	Industrial Transformation	Cogeneration and Services[1]	Drilling and Services[2]	Logistics	Fertilizers	Ethylene[3]	Trading Companies	Corporate and Other Operating Subsidiary Companies	Total
2018*										
Crude oil	482,259,045	-	-	-	-	-	-	-	-	482,259,045
Gas	3,586	110,216,105	-	-	-	-	-	34,446,277	-	144,665,968
Refined petroleum products	-	850,342,124	-	-	-	-	-	167,796,526	-	1,018,138,650
Oher	-	-	-	-	-	2,933,424	12,809,114	1,861,151	9,778,796	27,382,485
Services	23,110	546,136	-	198,775	4,708,217	4,742	13,379	64,038	3,114,605	8,673,002
Total	482,285,741	961,104,365	-	198,775	4,708,217	2,938,166	12,822,493	204,167,992	12,893,400	1,681,119,150
2017*										
Crude oil	-	-	-	-	-	-	-	356,623,113	-	356,623,113
Gas	-	116,021,269	-	-	-	-	-	22,253,493	-	138,274,762
Refined petroleum products	-	738,943,017	-	-	-	-	-	124,644,353	-	863,587,370
Oher	-	2,491,860	-		-	4,123,006	12,621,648	5,018,153	3,159,238	27,413,905
Services	-	6,116,937	334,755	41,741	3,714,941	2,339	26,733	66,621	826,502	11,130,569
Total	-	863,573,083	334,755	41,741	3,714,941	4,125,345	12,648,381	508,605,733	3,985,740	1,397,029,719
Timing of revenue recognition 2019										
Products transferred at a point in time	409,059,838	791,912,881	-	-	-	1,634,300	5,254,234	175,509,189	9,492,063	1,392,862,505
Products and services transferred over the time	452,569	2,085,081	-	20,755	4,663,770	853	3,690	67,982	1,813,980	9,108,680
Total	409,512,407	793,997,962	-	20,755	4,663,770	1,635,153	5,257,924	175,577,171	11,306,043	1,401,971,185
2018										
Products transferred at a point in time	482,262,631	960,558,229	-	-	-	2,933,424	12,809,114	204,103,954	9,778,796	1,672,446,148
Products and services transferred over the time	23,110	546,136	-	198,775	4,708,217	4,742	13,379	64,038	3,114,605	8,673,002
Total	482,285,741	961,104,365	-	198,775	4,708,217	2,938,166	12,822,493	204,167,992	12,893,401	1,681,119,150
2017*										
Products transferred at a point in time	-	857,456,146	-	-	-	4,123,006	12,621,648	508,539,111	3,159,239	1,385,899,150
Products and services transferred over the time	-	6,116,937	334,755	41,741	3,714,941	2,339	26,733	66,622	826,501	11,130,569
Total	Ps. -	Ps. 863,573,083	Ps. 334,755	Ps. 41,741	Ps. 3,714,941	Ps. 4,125,345	Ps. 12,648,381	Ps. 508,605,733	Ps. 3,985,740	Ps. 1,397,029,719

* PEMEX applied the modified retrospective transition method to the implementation of IFRS 15. Under this method the comparative financial information is not re-established.

(1) This company was liquidated on July 27, 2018. Except for certain expenses incurred in the liquidation, all the operations were transferred to Pemex Industrial Transformation (see Note 1).

(2) This company was merged on June 30, 2019. All the operations for periods subsequent to the merger were transferred to Pemex Exploration and Production (see Note 1). Therefore, these amounts are not comparable with 2018 figures.

(3) This company was merged on June 30, 2019. All the operations for periods subsequent to the merger were transferred to Pemex Industrial Transformation (see Note 1). Therefore, these amounts are not comparable with 2018 figures.

Nature, performance obligations and timing of revenue recognition-

Revenue is measured based on the consideration specified in a contract with a customer. PEMEX recognizes revenue when it transfers control over a good or service to a customer.

The following table provides information about the nature and timing of the satisfaction of performance obligations in contracts with customers, including significant payment terms and the related revenue.

Products / services	Nature, performance obligations	Timing of revenue recognition
Crude oil sales	Export sales of crude oil are based on delivery terms established in contracts or orders. All sales are performed by the Free on Board International commercial term ("FOB" Incoterm). Crude oil sale contracts consider possible customers' claims due to product quality, volume or delays in boarding, which are estimated in the price of the transaction. For orders that have variations in price, revenue is adjusted on the closing date of each period. The subsequent variations in the fair value at the different reporting dates are recognized according to IFRS 9. The price of the product is determined based on a market components formula and, with respect to crude oil.	Revenue is recognized at a point in time when control of the crude oil has transferred to the customer, which occurs when the product is delivered at the point of shipping. Invoices are generated at that time and are mostly payable within the deadlines established in contracts or orders. For international market crude oil sales, revenue is recognized with a provisional price, which undergoes subsequent adjustments until the product has arrived at the port of destination. There may be a period of up to 2 months in determining the final sale price, such as in the case of sales to some regions. Revenue is measured initially estimating the variable compensations such as quality and volume claims, delays in boarding etc.
Sale of petroleum products	For all petroleum products, there is only one performance obligation that includes transport and handling services to the point of delivery. The price is determined based on the price at the point of delivery, adding the price of the services rendered (freight, handling of jet fuel, etc.) with the provisions and terms established by the *Comisión Reguladora de Energía* (Energy Regulatory Commission or "ERC"). There are penalties for delivery failures and/or	Revenue is recognized at a point in time when control is transferred to the customer, which occurs either at the point of shipping or when it is delivered at the customer's facilities. Therefore, transportation fees can be included in the price of sale of the product and are

	payment obligations, as well as quality and volume claims, which are known days after the transaction.	considered part of a single performance obligation since transportation is rendered before control is transferred. Revenue is measured initially estimating the variable compensations such as quality and volume claims, etc.
Sales of natural gas	There is only one performance obligation that includes transport and handling services to the point of delivery. The transaction price is established at the time of sale, including the estimation of variable considerations such as capacity, penalties, adjustments for quality or volume claims, and incentives for the purchase of products; which are known days after the transaction. Such variable consideration is recognized to the extent that it is probable that it will not be reversed in a future period.	Revenue is recognized at a point in time when control is transferred to the customer, which occurs when it is delivered at the customer's facilities. Therefore, transportation fees can be included in the price of sale of the product and are considered part of a single performance obligation since transportation is rendered before control is transferred. Revenue is measured initially estimating the variable compensations as quality and volume claims, etc.
Services	In cases where within the same service order there are transportation and storage services, there could exist more than one performance obligation, depending on the term of the service. Price is not distributed when there is a performance obligation, except, when there is more than one performance obligation, in which case, the price of the transaction will be assigned according to the service price established in the service order. When there is a performance obligation, the price is not distributed, but if it is considered that there is more than one performance obligation, the price of the transaction is	Income is recognized over time as the service is rendered.

	considered based on the prices established in the service orders and which also include penalties such as quality and volume claims.	
Other products	There is only one performance obligation that includes transportation for delivery to destination. The sale and delivery of the product are made at the same time and because they are FOB, transportation fees are included in the price of sale of the product. The transaction price is established at the time of sale, including the estimation of variable considerations such as capacity, penalties, extraordinary sales not included in contracts, adjustments for quality or volume claims, and incentives for the purchase of products; which are known days after the transaction.	The price of the product is estimated on the date of sale and considered as variable compensations such as quality and volume claims, etc.

B. Accounts receivable in the statement of financial position

As of December 31, 2019 and 2018, PEMEX had accounts receivable derived from customer contracts in the amounts of Ps. 89,263,870 and Ps. 87,740,515, respectively (see Note 10).

C. Practical expedients

i. Expiration of contracts

PEMEX has no outstanding performance obligations to disclose as of December 31, 2018 due to the nature of its operations.

ii. Significant financial component, less than one year

PEMEX does not need to adjust the amount committed in consideration for goods and services to account for the effects of a significant financing component, since the transfer and the time of payment of a good or service committed to the customer is less than one year.

iii. Practical expedient

PEMEX applied the practical expedient, so disclosure about remaining performance obligations that conclude in less than one year is not needed.

When PEMEX is entitled to consideration for an amount that directly corresponds to the value of the performance that PEMEX has completed, it may recognize an income from ordinary activities for the amount to which it has the right to invoice.

Disclosure of subsidiaries [text block]

NOTE 5. SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

As of December 31, 2019 and 2018, the Subsidiary Entities consolidated in these financial statements include Pemex Exploration and Production, Pemex Industrial Transformation, Pemex Logistics and Pemex Fertilizers. Former Subsidiary Entities Pemex Drilling and Services and Pemex Ethylene were also consolidated in these financial statements until June 30, 2019 and Pemex Cogeneration and Services was also consolidated in these financial statements until July 27, 2018 (see Note 1).

As of December 31, 2019 and 2018, the consolidated Subsidiary Companies are as follows:

- PEP Marine, DAC. (PEP DAC) (v)
- P.M.I. Services, B.V. (PMI SHO) (i)(viii)
- P.M.I. Holdings, B.V. (PMI HBV) (i)
- P.M.I. Trading DAC (PMI Trading) (i)(vi)
- P.M.I. Holdings Petróleos España, S. L. (HPE) (i)
- P.M.I. Services North America, Inc. (PMI SUS) (i)
- P.M.I. Norteamérica, S. A. de C. V. (PMI NASA) (i)
- P.M.I. Comercio Internacional, S. A. de C. V. (PMI CIM) (i)(ii)
- P.M.I. Campos Maduros SANMA, S. de R. L. de C. V. (SANMA)
- Pro-Agroindustria, S. A. de C. V. (AGRO)
- P.M.I. Azufre Industrial, S. A. de C. V. (PMI AZIND) (iii)
- P.T.I. Infraestructura de Desarrollo, S. A. de C. V. (PTI ID) (vii)
- P.M.I. Cinturón Transoceánico Gas Natural, S. A. de C. V. (PMI CT) (i)
- P.M.I. Transoceánico Gas LP, S. A. de C. V. (PMI TG) (i)
- P.M.I. Servicios Portuarios Transoceánicos, S. A. de C. V. (PMI SP) (i)
- P.M.I. Midstream del Centro, S. A. de C. V. (PMI MC) (i)
- PEMEX Procurement International, Inc. (PPI)
- Hijos de J. Barreras, S. A. (HJ BARRERAS) (ii)
- PEMEX Finance, Ltd. (FIN) (iv)
- Mex Gas Internacional, S. L. (MGAS)
- Pemex Desarrollo e Inversión Inmobiliaria, S. A. de C. V. (PDII)
- Kot Insurance Company, AG. (KOT)
- PPQ Cadena Productiva, S.L. (PPQCP)
- III Servicios, S. A. de C. V. (III Servicios)
- PM.I. Ducto de Juárez, S. de R.L. de C.V. (PMI DJ) (i)
- PMX Fertilizantes Holding, S.A de C.V. (PMX FH)
- PMX Fertilizantes Pacífico, S.A. de C.V. (PMX FP)
- Grupo Fertinal (GP FER)
- Compañía Mexicana de Exploraciones, S.A. de C.V. (COMESA) (ii)
- P.M.I. Trading Mexico, S.A. de C.V. (TRDMX) (i)
- Holdings Holanda Services, B.V. (HHS)

i. Member Company of the "PMI Subsidiaries".
ii. Non-controlling interest company.
iii. As of August 2018, this company was consolidated by MGAS, through the acquisition of its shares.

iv. On December 17, 2018 PEMEX acquiredthe total shares in this company and as of December 31, 2018, this company is no longer part of the non-controlling interest.
v. Formerly P.M.I. Marine DAC until August 2018
vi. Formerly P.M.I. Trading Ltd until August 2018.
vii. Formerly PMI Infraestructura de Desarrollo, S.A. de C.V. until March 2019. On May 30, 2019 these shares were transferred to Pemex Industrial Transformation.
viii. This company was liquidated in 2019.

Disclosure of significant accounting policies [text block]

NOTE 3. SIGNIFICANT ACCOUNTING POLICIES

PEMEX has consistently applied the following accounting policies to each of the periods presented in the preparation of its consolidated financial statements, except for what is mentioned in Note 4, Accounting changes.

Below is a summary of the principal accounting policies:

A. Basis of consolidation

The consolidated financial statements include the financial statements of Petróleos Mexicanos and those of its subsidiaries over which it has control.

i. Subsidiaries

Subsidiaries are entities controlled by PEMEX. PEMEX "controls" an entity when it is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. The financial statements of subsidiaries are included in the consolidated financial statements from the date on which control commences until the date on which control ceases.

For more information about the Subsidiary Companies, see Note 5.

ii. Non-controlling interests (NCI)

NCI are measured initially at their proportionate share of the acquiree's identifiable net assets at the date of acquisition.

Changes in the ownership interest in a subsidiary that do not result in a loss of control are accounted for as equity transactions.

iii. Loss of control

When PEMEX loses control over a subsidiary, it derecognizes the assets and liabilities of the subsidiary, and any related NCI and other components of equity. Any resulting gain or loss is recognized in profit or loss. Any interest retained in the former subsidiary is measured at fair value when control is lost.

iv. Interests in equity-accounted investees

PEMEX's interests in equity-accounted investees comprise interests in associates and a joint venture.

Associates are those entities in which PEMEX has significant influence, but not control or joint control, over the financial and operating policies. A joint venture is an arrangement in which PEMEX has joint control, whereby PEMEX has rights to the net assets of the arrangement, rather than rights to its assets and obligations for its liabilities (joint operation).

Interests in associates and the joint venture are accounted for using the equity method. They are initially recognized at cost, which includes transaction costs. Subsequent to initial recognition, the consolidated financial statements include PEMEX's share of the profit or loss and other comprehensive income (OCI) of equity accounted investees, until the date on which significant influence or joint control ceases.

When the value of the share of losses exceeds the value of PEMEX's investment in an associate or joint venture, the carrying value of the investment, including any long-term investment, is reduced to zero and PEMEX ceases to recognize additional losses, except in cases where PEMEX is liable for obligations incurred by those associates and joint ventures.

For more information about joint ventures and associates, see Note 12.

v. Transactions eliminated on consolidation

Intra-group balances and transactions, and any unrealized income and expenses arising from intra-group transactions, are eliminated. Unrealized gains arising from transactions with equity-accounted investees are eliminated against the investment to the extent of the PEMEX interest in the investee. Unrealized losses are eliminated in the same way as unrealized gains, but only to the extent that there is no evidence of impairment.

B. Foreign currency

i. Foreign currency transactions

Transactions in foreign currencies are translated into the respective functional currencies of PEMEX companies at the exchange rates at the dates of the transactions.

Monetary assets and liabilities denominated in foreign currencies are translated into the functional currency at the exchange rate at the reporting date. Non-monetary assets and liabilities that are measured at fair value in a foreign currency are translated into the functional currency at the exchange rate when the fair value was determined. Non-monetary items that are measured based on historical cost in a foreign currency are translated at the exchange rate at the date of the transaction. Foreign currency differences are generally recognized in consolidated statements of comprehensive income and presented within foreign exchange.

ii. Foreign operation

The financial statements of foreign subsidiaries and associates are translated into the reporting currency by first identifying if the functional currency is different from the currency for recording the foreign operations, and, if so, the recording currency is translated into the functional currency and then into the reporting currency using the year-end exchange rate of each period for assets and liabilities reported in the consolidated statements of financial position; the historical exchange rate at the date of the transaction for equity items; and the exchange rate at the date of the transaction for income and expenses reported in the consolidated statement of comprehensive income.

Foreign currency differences are recognized in OCI and accumulated in the currency translation effect, except to the extent that the translation difference is allocated to NCI.

When a foreign operation is disposed of in its entirety or partially such that control, significant influence or joint control is lost, the cumulative amount in the translation reserve related to that foreign operation is reclassified to the consolidated statement of comprehensive income as part of the gain or loss on disposal. If PEMEX disposes of part of its interest in a subsidiary but retains

control, then the relevant proportion of the cumulative amount is reattributed to NCI. When PEMEX disposes of only part of an associate or joint venture while retaining significant influence or joint control, the relevant proportion of the cumulative amount is reclassified to profit or loss.

C. Financial instruments

i. Recognition and initial measurement

Financial assets and liabilities, including accounts receivable and payable, are initially recognized when these assets are contractually originated or acquired, or when these liabilities are contractually issued or assumed.

Financial assets and financial liabilities (unless it is an account receivable or account payable without a significant financing component) are measured and initially recognized at fair value, in the case of financial assets or liabilities not measured at fair value with changes through OCI, plus the transaction costs directly attributable to acquisition or issuance, when subsequently measured at amortized cost. An account receivable or account payable without a significant financing component is initially measured at the transaction price.

ii. Classification and subsequent measurement

Financial Assets –

On initial recognition, a financial asset is classified as measured at: Amortized Cost; Fair Value Through Other Comprehensive Income ("FVTOCI")-debt investment; FVTOCI–equity investment; or Fair Value Through Profit or Loss ("FVTPL").

Financial assets are not reclassified subsequent to their initial recognition unless PEMEX changes its business model for managing financial assets, in which case all affected financial assets are reclassified on the first day of the first reporting period following the change in the business model.

FINANCIAL ASSETS	MEASUREMENT
Amortized Cost	A financial asset is measured at amortized cost if it meets both of the following conditions and is not designated as at FVTPL: • it is held within a business model that has the objective of holding assets to collect contractual cash flows; and • its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.
Debt investment	A debt instrument is measured at FVTOCI only if it meets both of the following conditions and is not designated as at FVTPL: • it is held within a business model that has the objective of both collecting contractual cash flows and selling financial assets; and • its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

Equity investment	On initial recognition of an equity investment that is not held for trading, PEMEX may irrevocably elect to present subsequent changes in fair value in OCI. This election is made on an investment-by-investment basis.

All financial assets not classified as measured at amortized cost or FVTOCI (as described above) are measured at FVTPL. This includes all derivative financial assets (see Note 18). On initial recognition, PEMEX may irrevocably designate a financial asset that otherwise meets the requirements to be measured at amortized cost or at FVOCI as FVTPL, if doing so eliminates or significantly reduces an accounting mismatch that would otherwise arise.

Financial assets: Business model assessment –

PEMEX makes an assessment of the objective of the business model in which a financial asset is held at a portfolio level because this best reflects the way the business is managed and information is provided to management. The information considered includes:

- the stated policies and objectives for the portfolio and the operation of those policies in practice, which include whether management's strategy focuses on earning contractual interest income, maintaining a particular interest rate profile, matching the duration of the financial assets to the duration of any related liabilities or expected cash outflows or realizing cash flows through the sale of the assets;
- how the performance of the portfolio is evaluated and reported to PEMEX management;
- the risk that affects the performance of the business model (and the financial assets held within that business model) and how those risks are managed;
- how managers of the business are compensated (e.g., whether compensation is based on the fair value of the assets managed or the contractual cash flows collected); and
- the frequency, volume and timing of sales in prior periods, the reasons for such sales and expectations about future sales activity.

Transfers of financial assets to third parties in transactions that do not qualify for derecognition are not considered sales for this purpose, consistent with PEMEX's continuing recognition of the assets.

Financial assets that are held for trading or managed and the performance of which is evaluated on a fair value basis are measured at FVTPL.

Financial Asset: Assessment whether contractual cash flows are solely payments of principal and interest

For the purposes of this assessment, principal is defined as the fair value of the financial assets on initial recognition.

Interest is defined as consideration for the time value of money and for the credit risk associated with the principal amount outstanding during the relevant period of time and for the basic lending risks and costs (e.g., liquidity risk and administrative costs), as well as profit margin.

In assessing whether the contractual cash flows are solely payments of principal and interest, PEMEX considers the contractual

terms of the instrument, which includes assessing whether the financial asset contains a contractual term that could change the timing or amount of contractual cash flows such that it would not meet this condition. In making this assessment, PEMEX considers:

- contingent events that would change the amount or timing of cash flows;
- terms that may adjust the contractual coupon rate, including variable rate features;
- prepayment and extension features; and
- terms that limit PEMEX's claim to cash flows from specified assets (for example, non-recourse features).

A prepayment feature is consistent solely with the payments of principal and interest criterion if the prepayment amount substantially represents unpaid amounts of principal and interest on the principal amount outstanding, which may include reasonable additional compensation for early termination of the contract. Additionally, for a financial asset acquired at a significant discount or premium to its contractual par amount, a feature that permits or requires prepayment at an amount that substantially represents the contractual par amount plus accrued (but unpaid) contractual interest (which may also include reasonable additional compensation for early termination) is treated as consistent with this criterion if the fair value of the prepayment feature is insignificant at initial recognition.

Financial assets: Subsequent measurement and gain and losses.

Financial assets at FVTPL	Financial assets at FVTPL are measured at fair value and changes therein, including any interest or dividend income, are recognized in profit or loss.
Financial assets at amortized cost	These assets are subsequently measured at amortized cost using the effective interest method. The amortized cost is reduced by impairment losses. Interest income, foreign exchange gains and losses and impairment are recognized in profit or loss. Any gain or loss on derecognition is recognized in profit or loss.
Debt investments at FVOCI	These assets are subsequently measured at fair value. Interest income calculated using the effective interest method, foreign exchange gains and losses and impairment are recognized in profit or loss. Other net gains and losses are recognized in OCI. On derecognition, gains and losses accumulated in OCI are reclassified to profit or loss.
Equity investments at FVOCI	These assets are subsequently measured at fair value. Dividends are recognized as income in profit or loss unless the dividend clearly represents a recovery of part of the cost of the investment. Other net gains and losses are recognized in OCI and are never reclassified to profit or loss.

Financial liabilities: Classification, subsequent measurement and gains and losses –

Financial liabilities are classified as measured at amortized cost or FVTPL. A financial liability is classified as FVTPL if it is classified as held-for-trading, it is a derivative or it is designated as such on initial recognition. Financial liabilities at FVTPL are measured at fair value and net gains and losses, including any interest expense, are recognized in profit or loss. Other financial liabilities are subsequently measured at amortized cost using the effective interest method. Interest expense and foreign exchange gains and losses are recognized in profit or loss. Any gain or loss on derecognition is also recognized in profit or loss.

ii. Derecognition.

Financial assets

PEMEX derecognizes a financial asset when the contractual rights to the cash flows from the financial asset expire, or it transfers the rights to receive the contractual cash flows in a transaction in which substantially all of the risks and rewards of ownership of the financial asset are transferred or in which PEMEX neither transfers nor retains substantially all of the risks and rewards of ownership and it does not retain control of the financial asset.

PEMEX enters into transactions whereby it transfers assets recognized in its statement of financial position but retains either all or substantially all of the risks and rewards of the transferred assets. In these cases, the transferred assets are not derecognized.

Financial liabilities

PEMEX derecognizes a financial liability when its contractual obligations are discharged, cancelled or expired. PEMEX also derecognizes a financial liability when its terms are modified and the cash flows of the modified liability are substantially different, in which case a new financial liability based on the modified terms is recognized at fair value.

On derecognition of a financial liability, the difference between the carrying amount extinguished and the consideration paid (including any non-cash assets transferred or liabilities assumed) is recognized in profit or loss.

iv. Offsetting

Financial assets and financial liabilities are offset, and the net amount is presented in the statement of financial position when, and only when, PEMEX has a legally enforceable right to set off the amounts and it intends either to settle them on a net basis or to realize the asset and settle the liability simultaneously.

v. *Derivative financial instruments and hedge accounting*

PEMEX uses DFIs to hedge the risk exposure in foreign currency, interest rate and the price of commodities related to its products. Embedded derivatives are separated from the host contract and accounted for separately if the host contract is not a financial asset and certain criteria are met.

These contracts are not accounted as designated hedging instruments. DFIs are accounted for as financial assets when the fair value is positive and as a financial liability when the fair value is negative.

vi. Impairment

Financial instruments and contract assets –

PEMEX recognizes loss allowances for Estimated Credit Losses ("ECLs") on:

- financial assets measured at amortized cost;
- debt investments measured at FVOCI; and
- contract assets.

PEMEX measures loss allowances at an amount equal to lifetime ECL, except for the following, which are measured as 12-month ECLs:

- debt securities that are determined to have low credit risk at the reporting date; and
- other debt securities and bank balances for which credit risk (i.e. the risk of default occurring over the expected life of the financial instrument) has not increased significantly since initial recognition.

PEMEX considers a financial asset to be in default when the borrower is unlikely to pay its credit obligations to PEMEX in full, without recourse by PEMEX to actions such as realizing security (if any is held).

PEMEX considers that a debt instrument has a low credit risk, when its credit rating is classified as "investment grade". The investment grade classification is based on minimum credit ratings of Baa3 (Moody's) and BBB- (S&P and Fitch), as well as its equivalent in other rating agencies.

Lifetime ECLs are the credit losses that result from all possible default events over the expected life of a financial instrument.

12-month ECLs are the portion of ECLs that result from default events that are possible within the 12 months after the reporting date (or a shorter period if the expected life of the instrument is less than 12 months).

The maximum period considered when estimating ECLs is the maximum contractual period over which PEMEX is exposed to credit risk.

Measurement of ECLs –

ECLs are a probability-weighted estimate of credit losses. Credit losses are measured as the present value of all cash shortfalls (for example, the difference between the cash flows due to the entity in accordance with the contract and the cash flows that PEMEX expects to receive).

ECLs are discounted at the effective interest rate of the financial asset.

Credit-impaired financial assets –

At each reporting date, PEMEX assesses whether financial assets carried at amortized cost and debt securities at FVOCI are credit-impaired. A financial asset is 'credit-impaired' when one or more events that have a detrimental impact on the estimated future cash flows of the financial asset have occurred.

Evidence that a financial asset is credit-impaired includes the following observable data:

- significant financial difficulty of the borrower or issuer;
- a breach of contract such as a default or being more than 90 days past due;
- the restructuring of a loan or advance by PEMEX on terms that it would not consider otherwise;
- it is probable that the borrower will enter bankruptcy or other financial reorganization; or
- the disappearance of an active market for a security because of financial difficulties.

Presentation of allowance for ECL in the statement of financial position –

Loss allowances for financial assets measured at amortized cost are deducted from the gross carrying amount of the assets.

Write-off –

The gross carrying amount of a financial asset is written off when PEMEX has no reasonable expectation of recovering a financial asset in its entirety or a portion thereof. In the case of individual customers, PEMEX's policy is to cancel the gross carrying amount when the financial asset has met the uncollectibility report as established in the *Políticas Generales y Procedimientos para Cancelar Adeudos* (Procedure to write-off financial assets). For corporate customers, PEMEX individually makes an assessment

with respect to the timing and amount of write-off based on whether there is a reasonable expectation of recovery. However, financial assets that are written off could still be subject to enforcement activities in order to comply with the PEMEX's procedures for recovery of amounts due.

D. Inventories and cost of sales

Inventories are valued at the lower of cost or net realizable value. Cost is determined based on the cost of production or acquisition of inventory and other costs incurred in transporting such inventory to its present location and in its present condition, using the average cost formula. Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated selling costs. The estimate takes into consideration, among other things, the decrease in the value of inventories due to obsolescence.

Cost of sales represents the cost of production or acquisition of inventories at the time of sale, increased, where appropriate, by declines in net realizable value of inventories during the year.

Advance payment to suppliers for inventory purchases are recognized as part of inventory when the risks and benefits of the ownership of the inventory have been transferred to PEMEX.

E. Wells, pipelines, properties, plant and equipment

i. Recognition and measurement

Items of wells, pipelines, properties, plant and equipment are recorded at acquisition or construction cost, which includes capitalized borrowing cost, less accumulated depreciation and accumulated impairment losses.

Initial costs of wells, pipelines, properties, plant and equipment are initially recorded at cost, which includes their original purchase price or construction cost, any costs attributable to bringing the assets to a working condition for their intended use and the costs of dismantling and removing the items and restoring the site on which they are located, including the estimated cost of plugging and abandoning wells.

The cost of financing projects that require large investments and financing incurred for projects, net of interest revenues from the temporary investment of these funds, is recognized as part of wells, pipelines, properties, plant and equipment when the cost is directly attributable to the construction or acquisition of a qualifying asset. The capitalization of these costs is suspended during periods in which the development of construction is interrupted, and its capitalization ends when the activities necessary for the use of the qualifying asset are substantially completed. All other financing costs are recognized in the consolidated statements of comprehensive income in the period in which they are incurred.

The cost of self-constructed assets includes the cost of materials and direct labor, interest on financing and any other costs directly attributable to start up. In some cases, the cost also includes costs of plugging of wells and removal at present value.

Expenditures related to the construction of wells, pipelines, properties, plant and equipment during the stage prior to commissioning are stated at cost as intangible assets or construction in progress, in accordance with the characteristics of the asset. Once the assets are ready for use, they are transferred to the respective component of wells, pipelines, properties, plant and equipment and depreciation or amortization begins.

If significant parts of an item of wells, pipelines, properties, plant and equipment have different useful lives, then they are accounted for as separate items (major components) of property, plant and equipment.

Until December 2018, the capitalized value of financial leases was presented in the item of wells, pipes, properties, plant and

equipment, net. As of January 1, 2019, they are presented as part of the rights of use line item.

Any gain or loss on disposal of an item of wells, pipelines, properties, plant and equipment is recognized in profit or loss.

Advance payments for the acquisition of pipelines, properties, plant and equipment are also recognized in the line item of wells, pipelines, properties, plant and equipment when the risks and benefits of the ownership have been transferred to PEMEX.

ii. Subsequent expenditure

The costs of major maintenance or replacement of a significant component of an item of wells, pipelines, properties, plant and equipment are recognized in the carrying amount of the item if it is probable that the future economic benefits embodied within the component will flow to PEMEX and its cost can be measured reliably. The costs of recurring maintenance, repairs and renovations of wells, pipelines, properties, plant and equipment carried out to maintain the facilities in normal operation conditions are recognized in profit or loss as incurred.

iii. Depreciation

Depreciation and amortization of capitalized costs in wells are determined based on the estimated economic life of the field to which the wells belong, considering the relationship between the production of barrels of oil equivalent for the period and proved developed reserves of the field, as of the beginning of the period, with quarterly updates for new development investments.

Depreciation of other elements of pipelines, properties, plant and equipment is recognized in profit or loss on a straight-line basis over the estimated useful life of the asset, beginning as of the date that the asset is available for use, or in the case of construction, from the date that the asset is completed and ready for use.

Until December 2018, properties, plant and equipment acquired through financial leases were depreciated over the shorter of the lease term or the useful life of the asset.

The estimated useful lives of wells, pipelines, properties, plant and equipment for current and comparative periods are described in Note 13.

Estimated useful lives of items of properties, plant and equipment are reviewed and updated prospectively if expectations differ from previous estimates.

F. Intangible assets and oil and natural gas exploration and license, appraisal and development expenditure

i. Intangible assets

Intangible assets acquired separately are measured at initial recognition at their acquisition cost. After the initial recognition, intangible assets are valued at their acquisition cost, less: (i) accumulated amortization, under the straight-line method during the estimated useful life of the intangible asset and (ii) accumulated impairment losses.

Rights-of-way and software licenses are amortized over the lesser of their contract period or the remaining life of the asset to which they are associated. As of December 31, 2019, the rights of way were recognized as right of use, due to the adoption of IFRS 16.

The estimated useful lives of elements of intangible assets for current and comparative periods are described in Note 14.

The estimated useful lives and residual values of intangible assets are reviewed at each reporting date and adjusted if appropriate.

ii. Wells not assigned to a reserve, oil and natural gas exploration, appraisal and development expenditure

a. Wells not assigned to a reserve

Wells not assigned to a reserve mainly include drilling, evaluation and development costs for oil and natural gas, and rights-of-way.

b. Oil and natural gas exploration, appraisal and development expenditures

Oil and natural gas exploration, evaluation and development expenses are accounted for using the principles of the successful efforts method of accounting, as described below:

Successful Efforts Method –

Pemex Exploration and Production applies IFRS 6 - Exploration and Evaluation of Mineral Resources, which allows an entity to develop an accounting policy for exploration and evaluation assets. Therefore, Pemex Exploration and Production uses the method of successful efforts, which requires a cause and effect relationship between the costs incurred and the recognition of specific reserves. Generally, if a cost is incurred without an identifiable future benefit, it is charged to expenses.

Before PEMEX is able to determine the accounting treatment of a cost, it must be classified as a property acquisition, exploration, development or production cost.

Exploration and appraisal expenditure –

Geological and geophysical exploration costs including topographic costs, geological studies, property access rights, remuneration and expenses of geologists and geophysicists are charged to expenses as incurred.

Costs directly associated with an exploration well, other than the costs mentioned in the preceding paragraph, are initially capitalized as an intangible asset (wells not assigned to a reserve) until the drilling of the well is complete and the results have been evaluated. These costs include employee compensation, materials and fuel used, platform costs and payments made to contractors.

If potentially commercial quantities of hydrocarbons are not found, the exploration well costs are written off against profit or loss. If hydrocarbons are found and, subject to additional assessment activity, are likely to be capable of commercial development, the costs continue to be carried as an asset. If it is determined that development will not occur, then the costs are expensed against profit or loss.

Costs directly associated with the evaluation activity performed to determine the size, characteristics and commercial potential of a reserve after the initial hydrocarbon discovery, including the costs of evaluation of wells where no hydrocarbons were found, are initially capitalized as an intangible asset (wells not assigned to a reserve). When proved reserves of oil and natural gas are determined and development is approved by management, the relevant expenditure is transferred to wells, pipelines, properties, plant and equipment.

Exploration wells more than 12 months old are recognized as an expense unless: (a)(i) they are in an area requiring major capital expenditure before production can begin, (ii) commercially productive quantities of reserves have been found, and (iii) they are subject to further exploration or appraisal activity, in that, either drilling or additional exploration wells are underway or firmly planned for the near future or (b) proved reserves are recorded within 12 months of completion of the exploratory drilling.

PEMEX periodically assesses the amounts included within fixed assets to determine whether capitalization is initially appropriate and can continue. Exploration wells capitalized beyond 12 months are subject to additional scrutiny as to whether the facts and circumstances have changed and therefore whether the conditions described in the preceding paragraph no longer apply.

Development expenditure –

Expenditure on the construction, installation and completion of infrastructure facilities such as platforms, pipelines and the drilling of development wells, including service and unsuccessful development or delineation wells, is capitalized within wells, pipelines, properties, plant and equipment and is depreciated from the commencement of production as described in the accounting policy for wells, pipelines, properties, plant and equipment.

Acquisition of property –

Acquisition of properties establishes that they must be capitalized when the costs related to the acquisition of properties are incurred, with proven or unproven reserves, which include the fees for the possession or lease, concession, or other form that represents the right to extract oil. or gas.

Exploration –

Exploration includes all expenses related to the search for oil and / or gas reserves, including depreciation and applicable costs of supporting equipment and facilities, and the costs of drilling exploratory wells and exploratory stratigraphic wells. Some exploration costs are charged directly to expenses when they occur, such as the costs of maintaining unexploited properties, since such costs do not increase the possibilities that said lands contain proven reserves. The costs of geologists, topographers and geophysicists, including wages and other related expenses, are also charged directly to expenses when they occur because they do not represent the acquisition of an identifiable asset since these studies represent research expenses.

All costs for drilling exploratory wells are capitalized and classified as wells, pipelines, property, plant and equipment, not associated with a reserve, until it is determined whether or not a well has proven reserves. Once the exploratory wells are completed, the future treatment of these costs is determined.

Development –

Development costs are associated with previously discovered proven reserves, with previously known future benefits. Therefore, all costs incurred in development activities must be capitalized.

Development includes all costs incurred in creating a system of productive wells, related equipment, and facilities in proven reserves so that oil and / or gas can be extracted. Developmental costs are related to specific proven reserves. The cost of building roads to gain access to proven reserves is a development cost, as is the cost of providing facilities for the extraction, treatment, collection and storage of oil and / or gas. Developmental costs also include depreciation and operating costs of equipment and facilities used in developmental activities. Likewise, non-productive development wells (dry holes) are capitalized, since they are considered as a cost of creating the total production system for proven reserves.

Production –

Production includes the costs incurred to raise oil and / or gas to the surface, its collection, treatment, processing and field storage.

The production function ends in the storage tank of the production field or, in exceptional circumstances, at the first point of delivery of the oil and / or gas to the main line, refinery, marine terminal or common transport.

G. Crude oil and natural gas reserves

Under Mexican law, all crude oil and other hydrocarbon reserves located in the subsoil of Mexico are owned by the Mexican nation and not by PEMEX. In accordance with the aforementioned and based on the applicable regulation as of the date of these consolidated financial statements, the reserves assigned to PEMEX by the Mexican Government are not registered for accounting purposes because they are not PEMEX's property. PEMEX estimates total proved oil and natural gas reserve volumes in accordance with the definitions, methods and procedures established in Rule 4-10(a) of Regulation S-X ("Rule 4-10(a)") of the U.S. Securities and Exchange Commission ("SEC"), as amended, and where necessary, in accordance with the Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserves Information promulgated by the Society of Petroleum Engineers (the "SPE") as of February 19, 2007. These procedures are consistent with international reserves reporting practice. The estimation of these reserves depends on assumptions made and the interpretation of the data available and may vary among analysts. The results of drilling activities, test wells and production after the date of estimation are utilized in future revisions of reserves estimates.

Although PEMEX does not own the oil and other hydrocarbon reserves within Mexico, these procedures allow PEMEX to record the effects that such oil and other hydrocarbon reserves have on its consolidated financial statements, including, for example, in the depreciation and amortization line item.

H. Impairment of non-financial assets

The carrying amounts of PEMEX's non-financial assets, other than inventories and deferred taxes, are assessed for indicators of impairment at the end of each reporting period. If the net carrying value of the asset or its cash-generating unit exceeds the recoverable amount, PEMEX records an impairment charge in profit or loss.

A cash-generating unit is the smallest identifiable group of assets which can generate cash flows independently from other assets or groups of assets.

The recoverable amount of an asset or a cash-generating unit is defined as the higher of its fair value minus the costs of disposal and its value in use. The value in use is the discounted present value of the net future cash flows expected to arise from the continuing use of an asset and from its disposal at the end of its useful life. In measuring value in use, the discount rate applied is the pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the asset. Fair value is calculated using discounted cash flows determined by the assumptions that market participants would apply in order to estimate the price of an asset or Cash Generating Unit ("CGU"), assuming that such participants were acting in their best economic interest.

In the case of cash-generating assets or items dedicated to the exploration and evaluation of hydrocarbons reserves, the recoverable amount is determined using the value in use based on the proved reserves and probable reserves, in some cases, for the risk factor associated with such reserves.

Both impairment losses and reversals are recognized in the statement of comprehensive income in the costs and expenses line items in which the depreciation and amortization are recognized. Impairment losses may not be presented as part of the costs that have been capitalized in the value of any asset. Impairment losses related to inventories are recognized as part of cost of sales. Impairment losses on investments in associates, joint ventures and other investments are recognized as profit (loss) sharing in associates.

An impairment loss shall be reversed if there has been a change in the estimates used since the date when the impairment loss was recognized. These reversals will not exceed the carrying value of the asset as though no impairment had been recognized. Impairment losses and reversals are presented in a separate line item in the consolidated statement of comprehensive income.

I. Leases

PEMEX has applied IFRS 16 using the modified retrospective approach and therefore the comparative information has not been restated and continues to be reported under IAS 17 and IFRIC 4. The details of accounting policies under IAS 17 and IFRIC 4 are disclosed separately.

Policy applicable after January 1, 2019

At inception of a contract, PEMEX assesses whether a contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. To assess whether a contract conveys the right to control the use of an identified asset, PEMEX uses the definition of a lease in IFRS 16.

This policy is applied to contracts entered into or modified, on or after January 1, 2019.

As a lessee –

At commencement or on modification of a contract that contains a lease component, PEMEX allocates the consideration in the contract to each lease component on the basis of its relative stand-alone prices. However, PEMEX has elected for some leases not to separate non-lease components and to account for the lease and non-lease components as a single lease component.

PEMEX recognizes a right-of-use asset and a lease liability at the lease commencement date. The right-of-use asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred and an estimate of costs to dismantle and remove the underlying asset or to restore the underlying asset or the site on which it is located, less any lease incentives received.

The right-of-use asset is subsequently depreciated using the straight-line method from the commencement date to the end of the lease term, unless the lease transfers ownership of the underlying asset to PEMEX by the end of the lease term or the cost of the right-of-use asset reflects that PEMEX will exercise a purchase option. In that case, the right-of-use asset will be depreciated over the useful life of the underlying asset, which is determined on the same basis as those of property and equipment. In addition, the right-of-use asset is periodically reduced by impairment losses, if any, and adjusted for certain remeasurements of the lease liability. Useful lives are shown in Note 17.

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, PEMEX's incremental borrowing rate. Generally, PEMEX uses its incremental borrowing rate as the discount rate.

PEMEX determines its incremental borrowing rate by obtaining interest rates from various external financing sources and makes certain adjustments to reflect the terms of the lease and type of the asset leased.

Lease payments included in the measurement of the lease liability comprise the following:

- fixed payments, including in-substance fixed payments;
- variable lease payments that depend on an index or a rate, initially measured using the index or rate as at the commencement date;
- amounts expected to be payable under a residual value guarantee; and
- the exercise price under a purchase option that PEMEX is reasonably certain to exercise, lease payments in an optional renewal period if PEMEX is reasonably certain to exercise an extension option, and penalties for early

termination of a lease unless PEMEX is reasonably certain not to terminate early.

The lease liability is measured at amortized cost using the effective interest method. It is remeasured when there is a change in future lease payments arising from a change in an index or rate, if there is a change in PEMEX's estimate of the amount expected to be payable under a residual value guarantee, if PEMEX changes its assessment of whether it will exercise a purchase, extension or termination option or if there is a revised in-substance fixed lease payment.

When the lease liability is remeasured in this way, a corresponding adjustment is made to the carrying amount of the right-of-use asset or is recorded in profit or loss if the carrying amount of the right-of-use asset has been reduced to zero.

PEMEX presents separately the right-of-use assets and lease liabilities in the statement of financial position.

Short-term leases and leases of low-value assets –

PEMEX has elected not to recognize right-of-use assets and lease liabilities for leases of low-value assets and short-term leases. PEMEX recognizes the lease payments associated with these leases as an expense on a straight-line basis over the lease term.

Policy applicable before January 1, 2019 –

For contracts entered into before January 1, 2019, PEMEX determined whether the arrangement was or contained a lease based on the assessment of whether:

- fulfilment of the arrangement was dependent on the use of a specific asset or assets; and
- the arrangement had conveyed a right to use the asset. An arrangement conveyed the right to use the asset if one of the following was met:

- the purchaser had the ability or right to operate the asset while obtaining or controlling more than an insignificant amount of the output;
- the purchaser had the ability or right to control physical access to the asset while obtaining or controlling more than an insignificant amount of the output; or
- facts and circumstances indicated that it was remote that other parties would take more than an insignificant amount of the output, and the price per unit was neither fixed per unit of output nor equal to the current market price per unit of output.

As a lessee –

In the comparative period, as a lessee PEMEX classified leases that transferred substantially all of the risks and rewards of ownership as finance leases. When this was the case, the leased assets were measured initially at an amount equal to the lower of their fair value and the present value of the minimum lease payments. Minimum lease payments were the payments over the lease term that the lessee was required to make, excluding any contingent rent. Subsequent to initial recognition, the assets were accounted for in accordance with the accounting policy applicable to that asset.

Assets held under other leases were classified as operating leases and were not recognized in PEMEX's statement of financial position. Payments made under operating leases were recognized in profit or loss on a straight-line basis over the term of the lease. Lease incentives received were recognized as an integral part of the total lease expense, over the term of the lease.

J. Provisions

Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market

assessments of the time value of money and the risks specific to the liability. The unwinding of the discount is recognized as finance cost.

PEMEX recognizes provisions when, as a result of a past event, PEMEX has incurred a legal or assumed present obligation for which a future disbursement is probable and the value of such disbursement is reasonably estimable. In certain cases, such amounts are recorded at their present value.

Environmental liabilities –

In accordance with applicable legal requirements and accounting practices, an environmental liability is recognized when the cash outflows are probable and the amount is reasonably estimable. Disbursements related to the conservation of the environment that are linked to revenue from current or future operations are accounted as expenses or assets, depending on the circumstances of each disbursement. Disbursements related to past operations, which no longer contribute to current or future revenues, are accounted for as current period expenses.

The accrual of a liability for a future disbursement occurs when an obligation related to environmental remediation, for which PEMEX has the information necessary to determine a reasonable estimated cost, is identified.

Retirement of assets –

The obligations associated with the future retirement of assets, including those related to the retirement of wells, pipelines, properties, plant and equipment and their components are recognized at the date that the retirement obligation is incurred, based on the discounted cash flow method. The determination of the fair value is based on existing technology and regulations. If a reliable estimation of fair value cannot be made at the time the obligation is incurred, the accrual will be recognized when there is sufficient information to estimate the fair value.

The obligations related to the costs of future retirement of assets associated with the principal refining processes for gas and petrochemicals are not recognized. These assets are considered to have an indefinite useful life due to the potential for maintenance and repairs.

The abandonment costs related to wells currently in production and wells temporarily closed are recorded in the statement of comprehensive income based on the units of production method. Total cost of abandonment and plugging for non-producing wells is recognized in the statement of comprehensive income at the end of each period. All estimations are based on the useful lives of the wells, considering their discounted present value. Salvage values are not considered, as these values commonly have not traditionally existed.

K. Employee benefits

i. Short-term employee benefits

Short-term employee benefits are expensed as the related service is provided. A liability is recognized for the amount expected to be paid if PEMEX has a present legal or constructive obligation to pay this amount as a result of past service provided by the employee and the obligation can be estimated reliably.

ii. Defined contribution plans

Obligations for contributions to defined contribution plans are expensed as the related service is provided. Prepaid contributions are recognized as an asset to the extent that a cash refund or a reduction in future payments is available.

iii. Defined benefit plan

PEMEX's net obligation in respect of defined benefit plans is calculated separately for each plan by estimating the amount of future benefit that employees have earned in the current and prior periods, discounting that amount and deducting the fair value of any plan assets.

The calculation of defined benefit obligations is performed annually by a qualified actuary using the projected unit credit method. When the calculation results in a potential asset for PEMEX, the recognized asset is limited to the present value of economic benefits available in the form of any future refunds from the plan or reductions in future contributions to the plan. To calculate the present value of economic benefits, consideration is given to any applicable minimum funding requirements.

New remeasurements of the net defined benefit liability, which comprise actuarial gains and losses, the return on plan assets (excluding interest) and the effect of the asset ceiling (if any, excluding interest), are recognized immediately in OCI. PEMEX determines the net interest expense (income) on the net defined benefit liability (asset) for the period by applying the discount rate used to measure the defined benefit obligation at the beginning of the annual period to the net defined benefit liability (asset) at such time, taking into account any changes in the net defined benefit liability (asset) during the period as a result of contributions and benefit payments. Net interest expense and other expenses related to defined benefit plans are recognized in profit or loss.

When the benefits of a plan are changed or when a plan is curtailed, the resulting change in benefit that relates to past service or the gain or loss on curtailment is recognized immediately in profit or loss. PEMEX recognizes gains and losses from the settlement of a defined benefit plan when the settlement occurs.

iv. Other long-term employee benefits

PEMEX's net obligation in respect of long-term employee benefits is the amount of future benefit that employees have earned in return for their service in the current and prior periods. That benefit is discounted to determine its present value. New remeasurements are recognized in profit or loss in the period in which they arise.

v. Termination benefits

Termination benefits are expensed at the earlier of when PEMEX can no longer withdraw its offer of those benefits and when PEMEX recognizes costs for a restructuring. If benefits are not expected to be settled in full within 12 months of the reporting date, then they are discounted.

L. Income taxes, duties and royalties

Income tax expense comprises current and deferred tax. It is recognized in profit or loss except to the extent that it relates to a business combination, or items recognized directly in equity or in OCI.

The interest and penalties related to income taxes, including uncertain tax treatments, do not meet the definition of income taxes, and are therefore accounted for under IAS 37 "Provisions, Contingent Liabilities and Contingent Assets."

i. Current tax

Current tax comprises the expected tax payable or receivable on the taxable income or loss for the year and any adjustment to the tax payable or receivable in respect of previous years. The amount of current tax payable or receivable is the best estimate of the tax amount expected to be paid or received that reflects uncertainty related to income taxes, if any. It is measured using tax rates enacted or substantively enacted at the reporting date. Current tax also includes any tax arising from dividends.

Current tax assets and liabilities are offset only if certain criteria are met.

ii. Deferred tax

Deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is not recognized for:

- temporary differences on the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit or loss;
- temporary differences related to investments in subsidiaries, associates and joint arrangements to the extent that PEMEX is able to control the timing of the reversal of the temporary differences and it is probable that they will not reverse in the foreseeable future; and
- taxable temporary differences arising from the initial recognition of goodwill.

Deferred tax assets are recognized for unused tax losses, unused tax credits and deductible temporary differences to the extent that it is probable that future taxable profits will be available against which they can be used. Future taxable profits are determined based on the reversal of relevant taxable temporary differences. If the amount of taxable temporary differences is insufficient to recognize a deferred tax asset in full, then future taxable profits, adjusted for reversals of existing temporary differences, are considered, based on the business plans of PEMEX. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized. Such reductions are reversed when the probability of future taxable profits improves.

Unrecognized deferred tax assets are reassessed at each reporting date and recognized to the extent that it has become probable that future taxable profits will be available against which they can be used.

Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, using tax rates enacted or substantively enacted at the reporting date.

The measurement of deferred tax reflects the tax consequences that would follow from the manner in which PEMEX expects, at the reporting date, to recover or settle the carrying amount of its assets and liabilities.

Deferred tax assets and liabilities are offset only if certain criteria are met.

iii. Duties, royalties and considerations

Duties –

PEMEX is subject to taxes and special duties, which are based on the value of hydrocarbons extracted, with certain deductions.

These taxes and duties are recognized in accordance with IAS 12, "Income Taxes" (IAS 12), when they have the characteristics of income tax, which occurs when such taxes are set by a government authority and are determined based on a formula that considers the balance of income (or extraction valued at a selling price) less expenses. Taxes and duties that meet this criteria are recognized for current and deferred income tax based on the above paragraphs. Taxes and duties that do not meet this criteria are recognized in costs and expenses relating to the transactions that gave rise to them.

Royalties and considerations –

Royalties and considerations are payable pursuant to license agreements. These royalties are recognized as liabilities and affect

the items of costs and expenses related to the operations that gave rise to them (see Note 13).

M. Contingencies

Contingency losses are recorded when it is probable that a liability has been incurred and the amount thereof can be reasonably estimated. When a reasonable estimation cannot be made, qualitative disclosure is provided in the notes to the consolidated financial statements. Contingent revenues, earnings or assets are not recognized until realization is assured.

N. Fair value

'Fair value' is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date in the principal or, in its absence, the most advantageous market to which PEMEX has access at that date. The fair value of a liability reflects its non-performance risk.

A number of PEMEX accounting policies and disclosures require the measurement of fair values, for both financial and non-financial assets and liabilities (see Note 8).

When one is available, PEMEX measures the fair value of an instrument using the quoted price in an active market for that instrument. A market is regarded as 'active' if transactions for the asset or liability take place with sufficient frequency and volume to provide pricing information on an ongoing basis.

If there is no quoted price in an active market, then PEMEX uses valuation techniques that maximize the use of relevant observable inputs and minimize the use of unobservable inputs. The chosen valuation technique incorporates all of the factors that market participants would take into account in pricing a transaction.

If an asset or a liability measured at fair value has a bid price and an ask price, then PEMEX measures assets and long positions at the bid price and liabilities and short positions at the ask price.

The best evidence of the fair value of a financial instrument on initial recognition is normally the transaction price (i.e., the fair value of the consideration given or received). If PEMEX determines that the fair value on initial recognition differs from the transaction price and the fair value is evidenced neither by a quoted price in an active market for an identical asset or liability nor based on a valuation technique for which any unobservable inputs are judged to be insignificant in relation to the measurement, then the financial instrument is initially measured at fair value, adjusted to defer the difference between the fair value on initial recognition and the transaction price. Subsequently, that difference is recognized in profit or loss on an appropriate basis over the life of the instrument but no later than when the valuation is fully supported by observable market data or the transaction is closed out.

O. Revenue from contracts with customers

Revenue is measured based on the consideration specified in a contract with a customer. PEMEX recognizes revenue when it transfers control over a good or service to a customer (see Note 7).

P. Operating segments

Operating segments are identifiable components of PEMEX that pursue business activities from which PEMEX earns revenues and incurs expenses and for which information is available to management on a segmented basis and is assessed by the Board of Directors in order to allocate resources and assess the profitability of the segments.

Q. Presentation of consolidated statements of comprehensive income

Costs and expenses shown in PEMEX's consolidated statements of income are presented based on their function, which allows for a better understanding of the components of PEMEX's operating income. This classification allows for a comparison to the industry to which PEMEX belongs.

i. Operating profit

Operating profit is the result generated from the continuing principal revenue-producing activities of PEMEX as well as other income and expenses related to operating activities. Operating profit excludes net finance costs, share of profit of equity-accounted investees and income taxes and duties.

Revenues –

Represents revenues from sale or products or services.

Cost of sales –

Cost of sales represents the acquisition and production costs of inventories, depreciation, amortization, salaries, wages and benefits, a portion of the cost of the reserve for employee benefits and operating expenses related to the production process, production taxes and duties, exploration costs, non-operating costs, among others.

Other revenues and other expenses –

Other revenues and other expenses consist primarily of income and expenses that are not related directly to the operation of PEMEX.

Transportation, distribution and sale expenses –

Transportation, distribution and sale expenses are costs in connection with the storage, sale and delivery of products, such as the depreciation and operating expenses associated with these activities.

Administrative expenses –

Administrative expenses are costs related to PEMEX's areas that provide administrative support.

ii. Financing income and financing cost and derivative financial instruments income (cost), net

Financing income –

Financing income is comprised of interest income, financial income and other income from financial operations between PEMEX and third parties.

Financing cost –

Financing cost is comprised of interest expenses, commissions and other expenses related to PEMEX's financing operations less any portion of the financing cost that is capitalized.

When calculating interest income and expenses, the effective interest rate is applied to the gross carrying amount of the asset (when the asset has no credit impairment), to the amortized cost of the liability or to the present value lease liabilities. However,

for financial assets with credit impairment after initial recognition, interest income is calculated by applying the effective interest rate at the amortized cost of the financial asset. If the asset ceases to be impaired, the interest income calculation returns to the gross base.

Derivative financial instruments income (cost), net –

Includes the result of changes in the fair value of derivative financial instruments.

Disclosure of trade and other receivables [text block]

NOTE 10. CUSTOMERS AND OTHER ACCOUNTS RECEIVABLE

As of December 31, 2019 and 2018, accounts receivable and other receivables were as follows:

A. Customers

	2019		2018	
Domestic customers, net	Ps.	46,792,824	Ps.	48,520,478
Export customers, net		42,471,046		39,220,037
Total customers	Ps.	89,263,870	Ps.	87,740,515

Beginning in 2019, customers and other accounts receivable are presented separately in the statement of financial position. Presentation for prior periods has been split to conform to the current period.

The following table shows a breakdown of accounts receivable based on their credit history at December 31, 2019 and 2018, as well as the relation between the breakdown and the impaired amount:

	Domestic customers			
	2019		2018	
Current	Ps.	44,898,986	Ps.	47,662,317
1 to 30 days		801,299		1,172,961
31 to 60 days		302,817		133,538
61 to 90 days		604,025		375,790
More than 90 days		1,285,883		584,886
Total		47,893,010		49,929,492
Impaired (reserved) (1)		(1,100,186)		(1,409,014)
Total	Ps.	46,792,824	Ps.	48,520,478

	Export customers	
	2019	2018
Current	Ps. 36,037,725	Ps. 39,169,790
1 to 30 days	5,895,862	34,839
31 to 60 days	11,120	3,313
61 to 90 days	31,182	26,444
More than 90 days	677,980	307,089
Total	42,653,869	39,541,475
Impaired (reserved)	(182,823)	(321,438)
Total	Ps. 42,471,046	Ps. 39,220,037

As of December 31, 2019 and 2018, PEMEX has exposure to credit risk related to accounts receivable with an average payment term of 46 and 36 days, respectively.

Additionally, the reconciliation for impaired accounts receivable is as follows:

	Domestic customers	
	2019	2018
Balance at the beginning of the year	Ps. (1,409,014)	Ps. (951,932)
Adjustment on initial application of IFRS9	-	44,590
Balance at January 1 under IFRS 9	(1,409,014)	(907,342)
Impairment accounts receivable	308,828	(501,672)
Balance at the end of the year	**Ps. (1,100,186)**	**Ps. (1,409,014)**

	Export customers	
	2019	2018
Balance at the beginning of the year	Ps. (321,438)	Ps. (272,813)
Adjustment on initial application of IFRS9	-	(69,639)
Balance at January 1 under IFRS 9	(321,438)	(342,452)
Amount used	345,354	-
Translation effects	26,941	-
Impairment accounts receivable	(233,680)	21,014
Balance at the end of the year	**Ps. (182,823)**	**Ps. (321,438)**

Methodology to determine the estimation of the impairment of the accounts receivable

PEMEX allocates each exposure to a credit risk grade based on data that is determined to be predictive of the risk of loss (including but not limited to, audited financial statements, management accounts and cash flow projections and available information about customers) and applying experienced credit judgment. Credit risk grades are defined using qualitative and quantitative factors that are indicative of the risk of default. Exposures within each credit risk grade are segmented by each Subsidiary Entity and its commercial business lines, so the expected credit loss rate is calculated for each segment based on actual credit loss experienced over the past two years. These rates are multiplied by scale factors to reflect differences between the economic conditions during the period over which historical data has been collected, current conditions and PEMEX's view of economic conditions over the expected lives of the receivables.

As of December 31, 2019, the expected percentage of credit loss for accounts receivable for each Subsidiary Entity and Subsidiary Company was: 1.72% for Pemex Fertilizers, 1.06% for Pemex Industrial Transformation, 1.53% for Pemex Corporate, 1.20% for Pemex Logistics, 0.07% for PMI CIM and 0.47% for PMI TRD. As of December 31, 2018, the expected percentage of credit loss for accounts receivable for each Subsidiary Entity and Subsidiary Company was: 0.72% for Pemex Fertilizers, 2.70% for Pemex Industrial Transformation, 3.15% for Corporate, 0.69% for Pemex Ethylene, 10.80% for Pemex Logistics, 21.71% for Pemex Drilling and Services, 0.06% for PMI CIM and 4.65% for PMI TRD.

The amount of (impairment) reversal of impairment of accounts receivable recognized in the income statement for 2019 and 2018 was Ps. (447,441) and Ps. 582,855, respectively.

B. Other accounts receivable

	2019	2018
Financial assets:		
Sundry debtors	Ps. 27,748,849	Ps. 26,323,568
Employees and officers	3,667,242	6,333,216
Total financial assets	31,416,091	32,656,784
Non-financial assets:		
Special Tax on Production and Services	31,587,018	32,601,541
Taxes to be recovered and prepaid taxes	26,162,225	12,870,094
Advances to suppliers	565,817	597,000
Other accounts receivable	1,510,661	673,845
Total non-financial assets:	59,825,721	46,742,480
Total other account receivable	Ps. 91,241,811	Ps. 79,399,263

[800600] Notes - List of accounting policies

Disclosure of significant accounting policies [text block]

NOTE 3. SIGNIFICANT ACCOUNTING POLICIES

PEMEX has consistently applied the following accounting policies to each of the periods presented in the preparation of its consolidated financial statements, except for what is mentioned in Note 4, Accounting changes.

Below is a summary of the principal accounting policies:

A. Basis of consolidation

The consolidated financial statements include the financial statements of Petróleos Mexicanos and those of its subsidiaries over which it has control.

i. Subsidiaries

Subsidiaries are entities controlled by PEMEX. PEMEX "controls" an entity when it is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. The financial statements of subsidiaries are included in the consolidated financial statements from the date on which control commences until the date on which control ceases.

For more information about the Subsidiary Companies, see Note 5.

ii. Non-controlling interests (NCI)

NCI are measured initially at their proportionate share of the acquiree's identifiable net assets at the date of acquisition.

Changes in the ownership interest in a subsidiary that do not result in a loss of control are accounted for as equity transactions.

iii. Loss of control

When PEMEX loses control over a subsidiary, it derecognizes the assets and liabilities of the subsidiary, and any related NCI and other components of equity. Any resulting gain or loss is recognized in profit or loss. Any interest retained in the former subsidiary is measured at fair value when control is lost.

iv. Interests in equity-accounted investees

PEMEX's interests in equity-accounted investees comprise interests in associates and a joint venture.

Associates are those entities in which PEMEX has significant influence, but not control or joint control, over the financial and operating policies. A joint venture is an arrangement in which PEMEX has joint control, whereby PEMEX has rights to the net assets of the arrangement, rather than rights to its assets and obligations for its liabilities (joint operation).

Interests in associates and the joint venture are accounted for using the equity method. They are initially recognized at cost, which includes transaction costs. Subsequent to initial recognition, the consolidated financial statements include PEMEX's share of the

profit or loss and other comprehensive income (OCI) of equity accounted investees, until the date on which significant influence or joint control ceases.

When the value of the share of losses exceeds the value of PEMEX's investment in an associate or joint venture, the carrying value of the investment, including any long-term investment, is reduced to zero and PEMEX ceases to recognize additional losses, except in cases where PEMEX is liable for obligations incurred by those associates and joint ventures.

For more information about joint ventures and associates, see Note 12.

v. Transactions eliminated on consolidation

Intra-group balances and transactions, and any unrealized income and expenses arising from intra-group transactions, are eliminated. Unrealized gains arising from transactions with equity-accounted investees are eliminated against the investment to the extent of the PEMEX interest in the investee. Unrealized losses are eliminated in the same way as unrealized gains, but only to the extent that there is no evidence of impairment.

B. Foreign currency

i. Foreign currency transactions

Transactions in foreign currencies are translated into the respective functional currencies of PEMEX companies at the exchange rates at the dates of the transactions.

Monetary assets and liabilities denominated in foreign currencies are translated into the functional currency at the exchange rate at the reporting date. Non-monetary assets and liabilities that are measured at fair value in a foreign currency are translated into the functional currency at the exchange rate when the fair value was determined. Non-monetary items that are measured based on historical cost in a foreign currency are translated at the exchange rate at the date of the transaction. Foreign currency differences are generally recognized in consolidated statements of comprehensive income and presented within foreign exchange.

ii. Foreign operation

The financial statements of foreign subsidiaries and associates are translated into the reporting currency by first identifying if the functional currency is different from the currency for recording the foreign operations, and, if so, the recording currency is translated into the functional currency and then into the reporting currency using the year-end exchange rate of each period for assets and liabilities reported in the consolidated statements of financial position; the historical exchange rate at the date of the transaction for equity items; and the exchange rate at the date of the transaction for income and expenses reported in the consolidated statement of comprehensive income.

Foreign currency differences are recognized in OCI and accumulated in the currency translation effect, except to the extent that the translation difference is allocated to NCI.

When a foreign operation is disposed of in its entirety or partially such that control, significant influence or joint control is lost, the cumulative amount in the translation reserve related to that foreign operation is reclassified to the consolidated statement of comprehensive income as part of the gain or loss on disposal. If PEMEX disposes of part of its interest in a subsidiary but retains control, then the relevant proportion of the cumulative amount is reattributed to NCI. When PEMEX disposes of only part of an associate or joint venture while retaining significant influence or joint control, the relevant proportion of the cumulative amount is reclassified to profit or loss.

C. Financial instruments

i. Recognition and initial measurement

Financial assets and liabilities, including accounts receivable and payable, are initially recognized when these assets are contractually originated or acquired, or when these liabilities are contractually issued or assumed.

Financial assets and financial liabilities (unless it is an account receivable or account payable without a significant financing component) are measured and initially recognized at fair value, in the case of financial assets or liabilities not measured at fair value with changes through OCI, plus the transaction costs directly attributable to acquisition or issuance, when subsequently measured at amortized cost. An account receivable or account payable without a significant financing component is initially measured at the transaction price.

ii. Classification and subsequent measurement

Financial Assets –

On initial recognition, a financial asset is classified as measured at: Amortized Cost; Fair Value Through Other Comprehensive Income ("FVTOCI")-debt investment; FVTOCI–equity investment; or Fair Value Through Profit or Loss ("FVTPL").

Financial assets are not reclassified subsequent to their initial recognition unless PEMEX changes its business model for managing financial assets, in which case all affected financial assets are reclassified on the first day of the first reporting period following the change in the business model.

FINANCIAL ASSETS	MEASUREMENT
Amortized Cost	A financial asset is measured at amortized cost if it meets both of the following conditions and is not designated as at FVTPL: • it is held within a business model that has the objective of holding assets to collect contractual cash flows; and • its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.
Debt investment	A debt instrument is measured at FVTOCI only if it meets both of the following conditions and is not designated as at FVTPL: • it is held within a business model that has the objective of both collecting contractual cash flows and selling financial assets; and • its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.
Equity investment	On initial recognition of an equity investment that is not held for trading, PEMEX may irrevocably elect to present subsequent changes in fair value in OCI. This election is made on an investment-by-investment basis.

All financial assets not classified as measured at amortized cost or FVTOCI (as described above) are measured at FVTPL. This includes all derivative financial assets (see Note 18). On initial recognition, PEMEX may irrevocably designate a financial asset that otherwise meets the requirements to be measured at amortized cost or at FVOCI as FVTPL, if doing so eliminates or significantly reduces an accounting mismatch that would otherwise arise.

Financial assets: Business model assessment –

PEMEX makes an assessment of the objective of the business model in which a financial asset is held at a portfolio level because this best reflects the way the business is managed and information is provided to management. The information considered includes:

- the stated policies and objectives for the portfolio and the operation of those policies in practice, which include whether management's strategy focuses on earning contractual interest income, maintaining a particular interest rate profile, matching the duration of the financial assets to the duration of any related liabilities or expected cash outflows or realizing cash flows through the sale of the assets;
- how the performance of the portfolio is evaluated and reported to PEMEX management;
- the risk that affects the performance of the business model (and the financial assets held within that business model) and how those risks are managed;
- how managers of the business are compensated (e.g., whether compensation is based on the fair value of the assets managed or the contractual cash flows collected); and
- the frequency, volume and timing of sales in prior periods, the reasons for such sales and expectations about future sales activity.

Transfers of financial assets to third parties in transactions that do not qualify for derecognition are not considered sales for this purpose, consistent with PEMEX's continuing recognition of the assets.

Financial assets that are held for trading or managed and the performance of which is evaluated on a fair value basis are measured at FVTPL.

Financial Asset: Assessment whether contractual cash flows are solely payments of principal and interest

For the purposes of this assessment, principal is defined as the fair value of the financial assets on initial recognition.

Interest is defined as consideration for the time value of money and for the credit risk associated with the principal amount outstanding during the relevant period of time and for the basic lending risks and costs (e.g., liquidity risk and administrative costs), as well as profit margin.

In assessing whether the contractual cash flows are solely payments of principal and interest, PEMEX considers the contractual terms of the instrument, which includes assessing whether the financial asset contains a contractual term that could change the timing or amount of contractual cash flows such that it would not meet this condition. In making this assessment, PEMEX considers:

- contingent events that would change the amount or timing of cash flows;
- terms that may adjust the contractual coupon rate, including variable rate features;
- prepayment and extension features; and
- terms that limit PEMEX's claim to cash flows from specified assets (for example, non-recourse features).

A prepayment feature is consistent solely with the payments of principal and interest criterion if the prepayment amount substantially represents unpaid amounts of principal and interest on the principal amount outstanding, which may include reasonable additional compensation for early termination of the contract. Additionally, for a financial asset acquired at a significant discount or premium to its contractual par amount, a feature that permits or requires prepayment at an amount that substantially represents the contractual par amount plus accrued (but unpaid) contractual interest (which may also include reasonable additional compensation for early termination) is treated as consistent with this criterion if the fair value of the prepayment feature is insignificant at initial recognition.

Financial assets: Subsequent measurement and gain and losses.

Financial assets at FVTPL	Financial assets at FVTPL are measured at fair value and changes therein, including any interest or dividend income, are recognized in profit or loss.
Financial assets at amortized cost	These assets are subsequently measured at amortized cost using the effective interest method. The amortized cost is reduced by impairment losses. Interest income, foreign exchange gains and losses and impairment are recognized in profit or loss. Any gain or loss on derecognition is recognized in profit or loss.
Debt investments at FVOCI	These assets are subsequently measured at fair value. Interest income calculated using the effective interest method, foreign exchange gains and losses and impairment are recognized in profit or loss. Other net gains and losses are recognized in OCI. On derecognition, gains and losses accumulated in OCI are reclassified to profit or loss.
Equity investments at FVOCI	These assets are subsequently measured at fair value. Dividends are recognized as income in profit or loss unless the dividend clearly represents a recovery of part of the cost of the investment. Other net gains and losses are recognized in OCI and are never reclassified to profit or loss.

Financial liabilities: Classification, subsequent measurement and gains and losses –

Financial liabilities are classified as measured at amortized cost or FVTPL. A financial liability is classified as FVTPL if it is classified as held-for-trading, it is a derivative or it is designated as such on initial recognition. Financial liabilities at FVTPL are measured at fair value and net gains and losses, including any interest expense, are recognized in profit or loss. Other financial liabilities are subsequently measured at amortized cost using the effective interest method. Interest expense and foreign exchange gains and losses are recognized in profit or loss. Any gain or loss on derecognition is also recognized in profit or loss.

ii. Derecognition.

Financial assets

PEMEX derecognizes a financial asset when the contractual rights to the cash flows from the financial asset expire, or it transfers the rights to receive the contractual cash flows in a transaction in which substantially all of the risks and rewards of ownership of the financial asset are transferred or in which PEMEX neither transfers nor retains substantially all of the risks and rewards of ownership and it does not retain control of the financial asset.

PEMEX enters into transactions whereby it transfers assets recognized in its statement of financial position but retains either all or substantially all of the risks and rewards of the transferred assets. In these cases, the transferred assets are not derecognized.

Financial liabilities

PEMEX derecognizes a financial liability when its contractual obligations are discharged, cancelled or expired. PEMEX also derecognizes a financial liability when its terms are modified and the cash flows of the modified liability are substantially different, in which case a new financial liability based on the modified terms is recognized at fair value.

On derecognition of a financial liability, the difference between the carrying amount extinguished and the consideration paid (including any non-cash assets transferred or liabilities assumed) is recognized in profit or loss.

iv. Offsetting

Financial assets and financial liabilities are offset, and the net amount is presented in the statement of financial position when, and only when, PEMEX has a legally enforceable right to set off the amounts and it intends either to settle them on a net basis or to realize the asset and settle the liability simultaneously.

v. *Derivative financial instruments and hedge accounting*

PEMEX uses DFIs to hedge the risk exposure in foreign currency, interest rate and the price of commodities related to its products. Embedded derivatives are separated from the host contract and accounted for separately if the host contract is not a financial asset and certain criteria are met.

These contracts are not accounted as designated hedging instruments. DFIs are accounted for as financial assets when the fair value is positive and as a financial liability when the fair value is negative.

vi. Impairment

Financial instruments and contract assets –

PEMEX recognizes loss allowances for Estimated Credit Losses ("ECLs") on:

- financial assets measured at amortized cost;
- debt investments measured at FVOCI; and
- contract assets.

PEMEX measures loss allowances at an amount equal to lifetime ECL, except for the following, which are measured as 12-month ECLs:

- debt securities that are determined to have low credit risk at the reporting date; and
- other debt securities and bank balances for which credit risk (i.e. the risk of default occurring over the expected life of the financial instrument) has not increased significantly since initial recognition.

PEMEX considers a financial asset to be in default when the borrower is unlikely to pay its credit obligations to PEMEX in full, without recourse by PEMEX to actions such as realizing security (if any is held).

PEMEX considers that a debt instrument has a low credit risk, when its credit rating is classified as "investment grade". The investment grade classification is based on minimum credit ratings of Baa3 (Moody's) and BBB- (S&P and Fitch), as well as its equivalent in other rating agencies.

Lifetime ECLs are the credit losses that result from all possible default events over the expected life of a financial instrument.

12-month ECLs are the portion of ECLs that result from default events that are possible within the 12 months after the reporting date (or a shorter period if the expected life of the instrument is less than 12 months).

The maximum period considered when estimating ECLs is the maximum contractual period over which PEMEX is exposed to credit risk.

Measurement of ECLs –

ECLs are a probability-weighted estimate of credit losses. Credit losses are measured as the present value of all cash shortfalls (for example, the difference between the cash flows due to the entity in accordance with the contract and the cash flows that PEMEX expects to receive).

ECLs are discounted at the effective interest rate of the financial asset.

Credit-impaired financial assets –

At each reporting date, PEMEX assesses whether financial assets carried at amortized cost and debt securities at FVOCI are credit-impaired. A financial asset is 'credit-impaired' when one or more events that have a detrimental impact on the estimated future cash flows of the financial asset have occurred.

Evidence that a financial asset is credit-impaired includes the following observable data:

- significant financial difficulty of the borrower or issuer;
- a breach of contract such as a default or being more than 90 days past due;
- the restructuring of a loan or advance by PEMEX on terms that it would not consider otherwise;
- it is probable that the borrower will enter bankruptcy or other financial reorganization; or
- the disappearance of an active market for a security because of financial difficulties.

Presentation of allowance for ECL in the statement of financial position –

Loss allowances for financial assets measured at amortized cost are deducted from the gross carrying amount of the assets.

Write-off –

The gross carrying amount of a financial asset is written off when PEMEX has no reasonable expectation of recovering a financial asset in its entirety or a portion thereof. In the case of individual customers, PEMEX's policy is to cancel the gross carrying amount when the financial asset has met the uncollectibility report as established in the *Políticas Generales y Procedimientos para Cancelar Adeudos* (Procedure to write-off financial assets). For corporate customers, PEMEX individually makes an assessment with respect to the timing and amount of write-off based on whether there is a reasonable expectation of recovery. However,

financial assets that are written off could still be subject to enforcement activities in order to comply with the PEMEX's procedures for recovery of amounts due.

D. Inventories and cost of sales

Inventories are valued at the lower of cost or net realizable value. Cost is determined based on the cost of production or acquisition of inventory and other costs incurred in transporting such inventory to its present location and in its present condition, using the average cost formula. Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated selling costs. The estimate takes into consideration, among other things, the decrease in the value of inventories due to obsolescence.

Cost of sales represents the cost of production or acquisition of inventories at the time of sale, increased, where appropriate, by declines in net realizable value of inventories during the year.

Advance payment to suppliers for inventory purchases are recognized as part of inventory when the risks and benefits of the ownership of the inventory have been transferred to PEMEX.

E. Wells, pipelines, properties, plant and equipment

i. Recognition and measurement

Items of wells, pipelines, properties, plant and equipment are recorded at acquisition or construction cost, which includes capitalized borrowing cost, less accumulated depreciation and accumulated impairment losses.

Initial costs of wells, pipelines, properties, plant and equipment are initially recorded at cost, which includes their original purchase price or construction cost, any costs attributable to bringing the assets to a working condition for their intended use and the costs of dismantling and removing the items and restoring the site on which they are located, including the estimated cost of plugging and abandoning wells.

The cost of financing projects that require large investments and financing incurred for projects, net of interest revenues from the temporary investment of these funds, is recognized as part of wells, pipelines, properties, plant and equipment when the cost is directly attributable to the construction or acquisition of a qualifying asset. The capitalization of these costs is suspended during periods in which the development of construction is interrupted, and its capitalization ends when the activities necessary for the use of the qualifying asset are substantially completed. All other financing costs are recognized in the consolidated statements of comprehensive income in the period in which they are incurred.

The cost of self-constructed assets includes the cost of materials and direct labor, interest on financing and any other costs directly attributable to start up. In some cases, the cost also includes costs of plugging of wells and removal at present value.

Expenditures related to the construction of wells, pipelines, properties, plant and equipment during the stage prior to commissioning are stated at cost as intangible assets or construction in progress, in accordance with the characteristics of the asset. Once the assets are ready for use, they are transferred to the respective component of wells, pipelines, properties, plant and equipment and depreciation or amortization begins.

If significant parts of an item of wells, pipelines, properties, plant and equipment have different useful lives, then they are accounted for as separate items (major components) of property, plant and equipment.

Until December 2018, the capitalized value of financial leases was presented in the item of wells, pipes, properties, plant and equipment, net. As of January 1, 2019, they are presented as part of the rights of use line item.

Any gain or loss on disposal of an item of wells, pipelines, properties, plant and equipment is recognized in profit or loss.

Advance payments for the acquisition of pipelines, properties, plant and equipment are also recognized in the line item of wells, pipelines, properties, plant and equipment when the risks and benefits of the ownership have been transferred to PEMEX.

ii. Subsequent expenditure

The costs of major maintenance or replacement of a significant component of an item of wells, pipelines, properties, plant and equipment are recognized in the carrying amount of the item if it is probable that the future economic benefits embodied within the component will flow to PEMEX and its cost can be measured reliably. The costs of recurring maintenance, repairs and renovations of wells, pipelines, properties, plant and equipment carried out to maintain the facilities in normal operation conditions are recognized in profit or loss as incurred.

iii. Depreciation

Depreciation and amortization of capitalized costs in wells are determined based on the estimated economic life of the field to which the wells belong, considering the relationship between the production of barrels of oil equivalent for the period and proved developed reserves of the field, as of the beginning of the period, with quarterly updates for new development investments.

Depreciation of other elements of pipelines, properties, plant and equipment is recognized in profit or loss on a straight-line basis over the estimated useful life of the asset, beginning as of the date that the asset is available for use, or in the case of construction, from the date that the asset is completed and ready for use.

Until December 2018, properties, plant and equipment acquired through financial leases were depreciated over the shorter of the lease term or the useful life of the asset.

The estimated useful lives of wells, pipelines, properties, plant and equipment for current and comparative periods are described in Note 13.

Estimated useful lives of items of properties, plant and equipment are reviewed and updated prospectively if expectations differ from previous estimates.

F. Intangible assets and oil and natural gas exploration and license, appraisal and development expenditure

i. Intangible assets

Intangible assets acquired separately are measured at initial recognition at their acquisition cost. After the initial recognition, intangible assets are valued at their acquisition cost, less: (i) accumulated amortization, under the straight-line method during the estimated useful life of the intangible asset and (ii) accumulated impairment losses.

Rights-of-way and software licenses are amortized over the lesser of their contract period or the remaining life of the asset to which they are associated. As of December 31, 2019, the rights of way were recognized as right of use, due to the adoption of IFRS 16.

The estimated useful lives of elements of intangible assets for current and comparative periods are described in Note 14.

The estimated useful lives and residual values of intangible assets are reviewed at each reporting date and adjusted if appropriate.

ii. Wells not assigned to a reserve, oil and natural gas exploration, appraisal and development expenditure

a. Wells not assigned to a reserve

Wells not assigned to a reserve mainly include drilling, evaluation and development costs for oil and natural gas, and rights-of-way.

b. Oil and natural gas exploration, appraisal and development expenditures

Oil and natural gas exploration, evaluation and development expenses are accounted for using the principles of the successful efforts method of accounting, as described below:

Successful Efforts Method –

Pemex Exploration and Production applies IFRS 6 - Exploration and Evaluation of Mineral Resources, which allows an entity to develop an accounting policy for exploration and evaluation assets. Therefore, Pemex Exploration and Production uses the method of successful efforts, which requires a cause and effect relationship between the costs incurred and the recognition of specific reserves. Generally, if a cost is incurred without an identifiable future benefit, it is charged to expenses.

Before PEMEX is able to determine the accounting treatment of a cost, it must be classified as a property acquisition, exploration, development or production cost.

Exploration and appraisal expenditure –

Geological and geophysical exploration costs including topographic costs, geological studies, property access rights, remuneration and expenses of geologists and geophysicists are charged to expenses as incurred.

Costs directly associated with an exploration well, other than the costs mentioned in the preceding paragraph, are initially capitalized as an intangible asset (wells not assigned to a reserve) until the drilling of the well is complete and the results have been evaluated. These costs include employee compensation, materials and fuel used, platform costs and payments made to contractors.

If potentially commercial quantities of hydrocarbons are not found, the exploration well costs are written off against profit or loss. If hydrocarbons are found and, subject to additional assessment activity, are likely to be capable of commercial development, the costs continue to be carried as an asset. If it is determined that development will not occur, then the costs are expensed against profit or loss.

Costs directly associated with the evaluation activity performed to determine the size, characteristics and commercial potential of a reserve after the initial hydrocarbon discovery, including the costs of evaluation of wells where no hydrocarbons were found, are initially capitalized as an intangible asset (wells not assigned to a reserve). When proved reserves of oil and natural gas are determined and development is approved by management, the relevant expenditure is transferred to wells, pipelines, properties, plant and equipment.

Exploration wells more than 12 months old are recognized as an expense unless: (a)(i) they are in an area requiring major capital expenditure before production can begin, (ii) commercially productive quantities of reserves have been found, and (iii) they are subject to further exploration or appraisal activity, in that, either drilling or additional exploration wells are underway or firmly planned for the near future or (b) proved reserves are recorded within 12 months of completion of the exploratory drilling.

PEMEX periodically assesses the amounts included within fixed assets to determine whether capitalization is initially appropriate

and can continue. Exploration wells capitalized beyond 12 months are subject to additional scrutiny as to whether the facts and circumstances have changed and therefore whether the conditions described in the preceding paragraph no longer apply.

Development expenditure –

Expenditure on the construction, installation and completion of infrastructure facilities such as platforms, pipelines and the drilling of development wells, including service and unsuccessful development or delineation wells, is capitalized within wells, pipelines, properties, plant and equipment and is depreciated from the commencement of production as described in the accounting policy for wells, pipelines, properties, plant and equipment.

Acquisition of property –

Acquisition of properties establishes that they must be capitalized when the costs related to the acquisition of properties are incurred, with proven or unproven reserves, which include the fees for the possession or lease, concession, or other form that represents the right to extract oil. or gas.

Exploration –

Exploration includes all expenses related to the search for oil and / or gas reserves, including depreciation and applicable costs of supporting equipment and facilities, and the costs of drilling exploratory wells and exploratory stratigraphic wells. Some exploration costs are charged directly to expenses when they occur, such as the costs of maintaining unexploited properties, since such costs do not increase the possibilities that said lands contain proven reserves. The costs of geologists, topographers and geophysicists, including wages and other related expenses, are also charged directly to expenses when they occur because they do not represent the acquisition of an identifiable asset since these studies represent research expenses.

All costs for drilling exploratory wells are capitalized and classified as wells, pipelines, property, plant and equipment, not associated with a reserve, until it is determined whether or not a well has proven reserves. Once the exploratory wells are completed, the future treatment of these costs is determined.

Development –

Development costs are associated with previously discovered proven reserves, with previously known future benefits. Therefore, all costs incurred in development activities must be capitalized.

Development includes all costs incurred in creating a system of productive wells, related equipment, and facilities in proven reserves so that oil and / or gas can be extracted. Developmental costs are related to specific proven reserves. The cost of building roads to gain access to proven reserves is a development cost, as is the cost of providing facilities for the extraction, treatment, collection and storage of oil and / or gas. Developmental costs also include depreciation and operating costs of equipment and facilities used in developmental activities. Likewise, non-productive development wells (dry holes) are capitalized, since they are considered as a cost of creating the total production system for proven reserves.

Production –

Production includes the costs incurred to raise oil and / or gas to the surface, its collection, treatment, processing and field storage.

The production function ends in the storage tank of the production field or, in exceptional circumstances, at the first point of delivery of the oil and / or gas to the main line, refinery, marine terminal or common transport.

G. Crude oil and natural gas reserves

Under Mexican law, all crude oil and other hydrocarbon reserves located in the subsoil of Mexico are owned by the Mexican nation and not by PEMEX. In accordance with the aforementioned and based on the applicable regulation as of the date of these consolidated financial statements, the reserves assigned to PEMEX by the Mexican Government are not registered for accounting purposes because they are not PEMEX's property. PEMEX estimates total proved oil and natural gas reserve volumes in accordance with the definitions, methods and procedures established in Rule 4-10(a) of Regulation S-X ("Rule 4-10(a)") of the U.S. Securities and Exchange Commission ("SEC"), as amended, and where necessary, in accordance with the Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserves Information promulgated by the Society of Petroleum Engineers (the "SPE") as of February 19, 2007. These procedures are consistent with international reserves reporting practice. The estimation of these reserves depends on assumptions made and the interpretation of the data available and may vary among analysts. The results of drilling activities, test wells and production after the date of estimation are utilized in future revisions of reserves estimates.

Although PEMEX does not own the oil and other hydrocarbon reserves within Mexico, these procedures allow PEMEX to record the effects that such oil and other hydrocarbon reserves have on its consolidated financial statements, including, for example, in the depreciation and amortization line item.

H. Impairment of non-financial assets

The carrying amounts of PEMEX's non-financial assets, other than inventories and deferred taxes, are assessed for indicators of impairment at the end of each reporting period. If the net carrying value of the asset or its cash-generating unit exceeds the recoverable amount, PEMEX records an impairment charge in profit or loss.

A cash-generating unit is the smallest identifiable group of assets which can generate cash flows independently from other assets or groups of assets.

The recoverable amount of an asset or a cash-generating unit is defined as the higher of its fair value minus the costs of disposal and its value in use. The value in use is the discounted present value of the net future cash flows expected to arise from the continuing use of an asset and from its disposal at the end of its useful life. In measuring value in use, the discount rate applied is the pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the asset. Fair value is calculated using discounted cash flows determined by the assumptions that market participants would apply in order to estimate the price of an asset or Cash Generating Unit ("CGU"), assuming that such participants were acting in their best economic interest.

In the case of cash-generating assets or items dedicated to the exploration and evaluation of hydrocarbons reserves, the recoverable amount is determined using the value in use based on the proved reserves and probable reserves, in some cases, for the risk factor associated with such reserves.

Both impairment losses and reversals are recognized in the statement of comprehensive income in the costs and expenses line items in which the depreciation and amortization are recognized. Impairment losses may not be presented as part of the costs that have been capitalized in the value of any asset. Impairment losses related to inventories are recognized as part of cost of sales. Impairment losses on investments in associates, joint ventures and other investments are recognized as profit (loss) sharing in associates.

An impairment loss shall be reversed if there has been a change in the estimates used since the date when the impairment loss was recognized. These reversals will not exceed the carrying value of the asset as though no impairment had been recognized. Impairment losses and reversals are presented in a separate line item in the consolidated statement of comprehensive income.

I. Leases

PEMEX has applied IFRS 16 using the modified retrospective approach and therefore the comparative information has not been restated and continues to be reported under IAS 17 and IFRIC 4. The details of accounting policies under IAS 17 and IFRIC 4 are disclosed separately.

Policy applicable after January 1, 2019

At inception of a contract, PEMEX assesses whether a contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. To assess whether a contract conveys the right to control the use of an identified asset, PEMEX uses the definition of a lease in IFRS 16.

This policy is applied to contracts entered into or modified, on or after January 1, 2019.

As a lessee –

At commencement or on modification of a contract that contains a lease component, PEMEX allocates the consideration in the contract to each lease component on the basis of its relative stand-alone prices. However, PEMEX has elected for some leases not to separate non-lease components and to account for the lease and non-lease components as a single lease component.

PEMEX recognizes a right-of-use asset and a lease liability at the lease commencement date. The right-of-use asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred and an estimate of costs to dismantle and remove the underlying asset or to restore the underlying asset or the site on which it is located, less any lease incentives received.

The right-of-use asset is subsequently depreciated using the straight-line method from the commencement date to the end of the lease term, unless the lease transfers ownership of the underlying asset to PEMEX by the end of the lease term or the cost of the right-of-use asset reflects that PEMEX will exercise a purchase option. In that case, the right-of-use asset will be depreciated over the useful life of the underlying asset, which is determined on the same basis as those of property and equipment. In addition, the right-of-use asset is periodically reduced by impairment losses, if any, and adjusted for certain remeasurements of the lease liability. Useful lives are shown in Note 17.

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, PEMEX's incremental borrowing rate. Generally, PEMEX uses its incremental borrowing rate as the discount rate.

PEMEX determines its incremental borrowing rate by obtaining interest rates from various external financing sources and makes certain adjustments to reflect the terms of the lease and type of the asset leased.

Lease payments included in the measurement of the lease liability comprise the following:

- fixed payments, including in-substance fixed payments;
- variable lease payments that depend on an index or a rate, initially measured using the index or rate as at the commencement date;
- amounts expected to be payable under a residual value guarantee; and
- the exercise price under a purchase option that PEMEX is reasonably certain to exercise, lease payments in an optional renewal period if PEMEX is reasonably certain to exercise an extension option, and penalties for early termination of a lease unless PEMEX is reasonably certain not to terminate early.

The lease liability is measured at amortized cost using the effective interest method. It is remeasured when there is a change in future lease payments arising from a change in an index or rate, if there is a change in PEMEX's estimate of the amount expected to be payable under a residual value guarantee, if PEMEX changes its assessment of whether it will exercise a purchase, extension or termination option or if there is a revised in-substance fixed lease payment.

When the lease liability is remeasured in this way, a corresponding adjustment is made to the carrying amount of the right-of-use asset or is recorded in profit or loss if the carrying amount of the right-of-use asset has been reduced to zero.

PEMEX presents separately the right-of-use assets and lease liabilities in the statement of financial position.

Short-term leases and leases of low-value assets –

PEMEX has elected not to recognize right-of-use assets and lease liabilities for leases of low-value assets and short-term leases. PEMEX recognizes the lease payments associated with these leases as an expense on a straight-line basis over the lease term.

Policy applicable before January 1, 2019 –

For contracts entered into before January 1, 2019, PEMEX determined whether the arrangement was or contained a lease based on the assessment of whether:

- fulfilment of the arrangement was dependent on the use of a specific asset or assets; and
- the arrangement had conveyed a right to use the asset. An arrangement conveyed the right to use the asset if one of the following was met:

- the purchaser had the ability or right to operate the asset while obtaining or controlling more than an insignificant amount of the output;
- the purchaser had the ability or right to control physical access to the asset while obtaining or controlling more than an insignificant amount of the output; or
- facts and circumstances indicated that it was remote that other parties would take more than an insignificant amount of the output, and the price per unit was neither fixed per unit of output nor equal to the current market price per unit of output.

As a lessee –

In the comparative period, as a lessee PEMEX classified leases that transferred substantially all of the risks and rewards of ownership as finance leases. When this was the case, the leased assets were measured initially at an amount equal to the lower of their fair value and the present value of the minimum lease payments. Minimum lease payments were the payments over the lease term that the lessee was required to make, excluding any contingent rent. Subsequent to initial recognition, the assets were accounted for in accordance with the accounting policy applicable to that asset.

Assets held under other leases were classified as operating leases and were not recognized in PEMEX's statement of financial position. Payments made under operating leases were recognized in profit or loss on a straight-line basis over the term of the lease. Lease incentives received were recognized as an integral part of the total lease expense, over the term of the lease.

J. Provisions

Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability. The unwinding of the discount is recognized as

finance cost.

PEMEX recognizes provisions when, as a result of a past event, PEMEX has incurred a legal or assumed present obligation for which a future disbursement is probable and the value of such disbursement is reasonably estimable. In certain cases, such amounts are recorded at their present value.

Environmental liabilities –

In accordance with applicable legal requirements and accounting practices, an environmental liability is recognized when the cash outflows are probable and the amount is reasonably estimable. Disbursements related to the conservation of the environment that are linked to revenue from current or future operations are accounted as expenses or assets, depending on the circumstances of each disbursement. Disbursements related to past operations, which no longer contribute to current or future revenues, are accounted for as current period expenses.

The accrual of a liability for a future disbursement occurs when an obligation related to environmental remediation, for which PEMEX has the information necessary to determine a reasonable estimated cost, is identified.

Retirement of assets –

The obligations associated with the future retirement of assets, including those related to the retirement of wells, pipelines, properties, plant and equipment and their components are recognized at the date that the retirement obligation is incurred, based on the discounted cash flow method. The determination of the fair value is based on existing technology and regulations. If a reliable estimation of fair value cannot be made at the time the obligation is incurred, the accrual will be recognized when there is sufficient information to estimate the fair value.

The obligations related to the costs of future retirement of assets associated with the principal refining processes for gas and petrochemicals are not recognized. These assets are considered to have an indefinite useful life due to the potential for maintenance and repairs.

The abandonment costs related to wells currently in production and wells temporarily closed are recorded in the statement of comprehensive income based on the units of production method. Total cost of abandonment and plugging for non-producing wells is recognized in the statement of comprehensive income at the end of each period. All estimations are based on the useful lives of the wells, considering their discounted present value. Salvage values are not considered, as these values commonly have not traditionally existed.

K. Employee benefits

i. Short-term employee benefits

Short-term employee benefits are expensed as the related service is provided. A liability is recognized for the amount expected to be paid if PEMEX has a present legal or constructive obligation to pay this amount as a result of past service provided by the employee and the obligation can be estimated reliably.

ii. Defined contribution plans

Obligations for contributions to defined contribution plans are expensed as the related service is provided. Prepaid contributions are recognized as an asset to the extent that a cash refund or a reduction in future payments is available.

iii. Defined benefit plan

PEMEX's net obligation in respect of defined benefit plans is calculated separately for each plan by estimating the amount of future benefit that employees have earned in the current and prior periods, discounting that amount and deducting the fair value of any plan assets.

The calculation of defined benefit obligations is performed annually by a qualified actuary using the projected unit credit method. When the calculation results in a potential asset for PEMEX, the recognized asset is limited to the present value of economic benefits available in the form of any future refunds from the plan or reductions in future contributions to the plan. To calculate the present value of economic benefits, consideration is given to any applicable minimum funding requirements.

New remeasurements of the net defined benefit liability, which comprise actuarial gains and losses, the return on plan assets (excluding interest) and the effect of the asset ceiling (if any, excluding interest), are recognized immediately in OCI. PEMEX determines the net interest expense (income) on the net defined benefit liability (asset) for the period by applying the discount rate used to measure the defined benefit obligation at the beginning of the annual period to the net defined benefit liability (asset) at such time, taking into account any changes in the net defined benefit liability (asset) during the period as a result of contributions and benefit payments. Net interest expense and other expenses related to defined benefit plans are recognized in profit or loss.

When the benefits of a plan are changed or when a plan is curtailed, the resulting change in benefit that relates to past service or the gain or loss on curtailment is recognized immediately in profit or loss. PEMEX recognizes gains and losses from the settlement of a defined benefit plan when the settlement occurs.

iv. Other long-term employee benefits

PEMEX's net obligation in respect of long-term employee benefits is the amount of future benefit that employees have earned in return for their service in the current and prior periods. That benefit is discounted to determine its present value. New remeasurements are recognized in profit or loss in the period in which they arise.

v. Termination benefits

Termination benefits are expensed at the earlier of when PEMEX can no longer withdraw its offer of those benefits and when PEMEX recognizes costs for a restructuring. If benefits are not expected to be settled in full within 12 months of the reporting date, then they are discounted.

L. Income taxes, duties and royalties

Income tax expense comprises current and deferred tax. It is recognized in profit or loss except to the extent that it relates to a business combination, or items recognized directly in equity or in OCI.

The interest and penalties related to income taxes, including uncertain tax treatments, do not meet the definition of income taxes, and are therefore accounted for under IAS 37 "Provisions, Contingent Liabilities and Contingent Assets."

i. Current tax

Current tax comprises the expected tax payable or receivable on the taxable income or loss for the year and any adjustment to the tax payable or receivable in respect of previous years. The amount of current tax payable or receivable is the best estimate of the tax amount expected to be paid or received that reflects uncertainty related to income taxes, if any. It is measured using tax rates enacted or substantively enacted at the reporting date. Current tax also includes any tax arising from dividends.

Current tax assets and liabilities are offset only if certain criteria are met.

ii. Deferred tax

Deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is not recognized for:

- temporary differences on the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit or loss;
- temporary differences related to investments in subsidiaries, associates and joint arrangements to the extent that PEMEX is able to control the timing of the reversal of the temporary differences and it is probable that they will not reverse in the foreseeable future; and
- taxable temporary differences arising from the initial recognition of goodwill.

Deferred tax assets are recognized for unused tax losses, unused tax credits and deductible temporary differences to the extent that it is probable that future taxable profits will be available against which they can be used. Future taxable profits are determined based on the reversal of relevant taxable temporary differences. If the amount of taxable temporary differences is insufficient to recognize a deferred tax asset in full, then future taxable profits, adjusted for reversals of existing temporary differences, are considered, based on the business plans of PEMEX. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized. Such reductions are reversed when the probability of future taxable profits improves.

Unrecognized deferred tax assets are reassessed at each reporting date and recognized to the extent that it has become probable that future taxable profits will be available against which they can be used.

Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, using tax rates enacted or substantively enacted at the reporting date.

The measurement of deferred tax reflects the tax consequences that would follow from the manner in which PEMEX expects, at the reporting date, to recover or settle the carrying amount of its assets and liabilities.

Deferred tax assets and liabilities are offset only if certain criteria are met.

iii. Duties, royalties and considerations

Duties –

PEMEX is subject to taxes and special duties, which are based on the value of hydrocarbons extracted, with certain deductions.

These taxes and duties are recognized in accordance with IAS 12, "Income Taxes" (IAS 12), when they have the characteristics of income tax, which occurs when such taxes are set by a government authority and are determined based on a formula that considers the balance of income (or extraction valued at a selling price) less expenses. Taxes and duties that meet this criteria are recognized for current and deferred income tax based on the above paragraphs. Taxes and duties that do not meet this criteria are recognized in costs and expenses relating to the transactions that gave rise to them.

Royalties and considerations –

Royalties and considerations are payable pursuant to license agreements. These royalties are recognized as liabilities and affect the items of costs and expenses related to the operations that gave rise to them (see Note 13).

M. Contingencies

Contingency losses are recorded when it is probable that a liability has been incurred and the amount thereof can be reasonably estimated. When a reasonable estimation cannot be made, qualitative disclosure is provided in the notes to the consolidated financial statements. Contingent revenues, earnings or assets are not recognized until realization is assured.

N. Fair value

'Fair value' is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date in the principal or, in its absence, the most advantageous market to which PEMEX has access at that date. The fair value of a liability reflects its non-performance risk.

A number of PEMEX accounting policies and disclosures require the measurement of fair values, for both financial and non-financial assets and liabilities (see Note 8).

When one is available, PEMEX measures the fair value of an instrument using the quoted price in an active market for that instrument. A market is regarded as 'active' if transactions for the asset or liability take place with sufficient frequency and volume to provide pricing information on an ongoing basis.

If there is no quoted price in an active market, then PEMEX uses valuation techniques that maximize the use of relevant observable inputs and minimize the use of unobservable inputs. The chosen valuation technique incorporates all of the factors that market participants would take into account in pricing a transaction.

If an asset or a liability measured at fair value has a bid price and an ask price, then PEMEX measures assets and long positions at the bid price and liabilities and short positions at the ask price.

The best evidence of the fair value of a financial instrument on initial recognition is normally the transaction price (i.e., the fair value of the consideration given or received). If PEMEX determines that the fair value on initial recognition differs from the transaction price and the fair value is evidenced neither by a quoted price in an active market for an identical asset or liability nor based on a valuation technique for which any unobservable inputs are judged to be insignificant in relation to the measurement, then the financial instrument is initially measured at fair value, adjusted to defer the difference between the fair value on initial recognition and the transaction price. Subsequently, that difference is recognized in profit or loss on an appropriate basis over the life of the instrument but no later than when the valuation is fully supported by observable market data or the transaction is closed out.

O. Revenue from contracts with customers

Revenue is measured based on the consideration specified in a contract with a customer. PEMEX recognizes revenue when it transfers control over a good or service to a customer (see Note 7).

P. Operating segments

Operating segments are identifiable components of PEMEX that pursue business activities from which PEMEX earns revenues and incurs expenses and for which information is available to management on a segmented basis and is assessed by the Board of Directors in order to allocate resources and assess the profitability of the segments.

Q. Presentation of consolidated statements of comprehensive income

Costs and expenses shown in PEMEX's consolidated statements of income are presented based on their function, which allows for a better understanding of the components of PEMEX's operating income. This classification allows for a comparison to the industry to which PEMEX belongs.

i. Operating profit

Operating profit is the result generated from the continuing principal revenue-producing activities of PEMEX as well as other income and expenses related to operating activities. Operating profit excludes net finance costs, share of profit of equity-accounted investees and income taxes and duties.

Revenues –

Represents revenues from sale or products or services.

Cost of sales –

Cost of sales represents the acquisition and production costs of inventories, depreciation, amortization, salaries, wages and benefits, a portion of the cost of the reserve for employee benefits and operating expenses related to the production process, production taxes and duties, exploration costs, non-operating costs, among others.

Other revenues and other expenses –

Other revenues and other expenses consist primarily of income and expenses that are not related directly to the operation of PEMEX.

Transportation, distribution and sale expenses –

Transportation, distribution and sale expenses are costs in connection with the storage, sale and delivery of products, such as the depreciation and operating expenses associated with these activities.

Administrative expenses –

Administrative expenses are costs related to PEMEX's areas that provide administrative support.

ii. Financing income and financing cost and derivative financial instruments income (cost), net

Financing income –

Financing income is comprised of interest income, financial income and other income from financial operations between PEMEX and third parties.

Financing cost –

Financing cost is comprised of interest expenses, commissions and other expenses related to PEMEX's financing operations less any portion of the financing cost that is capitalized.

When calculating interest income and expenses, the effective interest rate is applied to the gross carrying amount of the asset (when the asset has no credit impairment), to the amortized cost of the liability or to the present value lease liabilities. However, for financial assets with credit impairment after initial recognition, interest income is calculated by applying the effective interest

rate at the amortized cost of the financial asset. If the asset ceases to be impaired, the interest income calculation returns to the gross base.

Derivative financial instruments income (cost), net –

Includes the result of changes in the fair value of derivative financial instruments.

[813000] Notes - Interim financial reporting

Dividends paid, ordinary shares:	0
Dividends paid, other shares:	0
Dividends paid, ordinary shares per share:	0
Dividends paid, other shares per share:	0

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Petróleos Mexicanos

By: /s/ Emmanuel Quevedo Hernández
Emmanuel Quevedo Hernández
Associate Managing Director of Finance

Date: July 9, 2020

FORWARD-LOOKING STATEMENTS

This report contains words, such as "believe," "expect," "anticipate" and similar expressions that identify forward looking statements, which reflect our views about future events and financial performance. We have made forward looking statements that address, among other things, our:

- exploration and production activities, including drilling;
- activities relating to import, export, refining, transportation, storage and distribution of petrochemicals, petroleum, natural gas and oil products;
- activities relating to our lines of business;
- projected and targeted capital expenditures and other costs;
- trends in international and Mexican crude oil and natural gas prices;
- liquidity and sources of funding, including our ability to continue operating as a going concern;
- farm outs, joint ventures and strategic alliances with other companies; and
- the monetization of certain of our assets.

Actual results could differ materially from those projected in such forward-looking statements as a result of various factors that may be beyond our control. These factors include, but are not limited to:

- general economic and business conditions, including changes in international and Mexican crude oil and natural gas prices, refining margins and prevailing exchange rates;
- credit ratings and limitations on our access to sources of financing on competitive terms;
- our ability to find, acquire or gain access to additional reserves and to develop, either on our own or with our strategic partners, the reserves that we obtain successfully;
- the level of financial and other support we receive from the Mexican Government;
- global or national health concerns, including the outbreak of pandemic or contagious disease, such as the ongoing COVID-19, commonly known as coronavirus, pandemic;
- effects on us from competition, including on our ability to hire and retain skilled personnel;
- uncertainties inherent in making estimates of oil and gas reserves, including recently discovered oil and gas reserves;
- technical difficulties;

- significant developments in the global economy;
- significant economic or political developments in Mexico and the United States;
- developments affecting the energy sector;
- changes in, or failure to comply with, our legal regime or regulatory environment, including with respect to tax, environmental regulations, fraudulent activity, corruption and bribery;
- receipt of governmental approvals, permits and licenses;
- natural disasters, accidents, blockades and acts of sabotage or terrorism;
- the cost and availability of adequate insurance coverage; and
- the effectiveness of our risk management policies and procedures.

Accordingly, you should not place undue reliance on these forward looking statements. In any event, these statements speak only as of their dates, and we undertake no obligation to update or revise any of them, whether as a result of new information, future events or otherwise.